NO ACT

PE
1-11-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE


10010776

March 16, 2010

Martin P. Dunn
O'Melveny & Myers LLP
1625 Eye Street, NW
Washington, DC 20006-4001

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-16-10

Re: JPMorgan Chase & Co.
Incoming letter dated January 11, 2010

Dear Mr. Dunn:

This is in response to your letters dated January 11, 2010, March 5, 2010, and March 9, 2010 concerning the shareholder proposal submitted to JPMorgan Chase by the Community Reinvestment Association of North Carolina. We also have received letters from the proponent dated February 24, 2010, March 8, 2010, and March 10, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Joel R. Skillern
Executive Director
Community Reinvestment Association of North Carolina
P.O. Box 1929
110 E Geer Street
Durham, NC 27701

March 16, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: JPMorgan Chase & Co.
Incoming letter dated January 11, 2010

The proposal requests that the board of directors implement a policy mandating that JPMorgan Chase cease its current practice of issuing refund anticipation loans.

There appears to be some basis for your view that JPMorgan Chase may exclude the proposal under rule 14a-8(i)(7), as relating to JPMorgan Chase's ordinary business operations. In this regard, we note that the proposal relates to JPMorgan Chase's decision to issue refund anticipation loans. Proposals concerning the sale of particular services are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if JPMorgan Chase omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which JPMorgan Chase relies.

Sincerely,

Jan Woo
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



Community Reinvestment Association of North Carolina

March 10, 2010

VIA Email (shareholderproposals@SEC.gov)

Office of Chief counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: JP Morgan Chase & Co.
Shareholder Proposal of
Community Reinvestment Association of North Carolina
Securities Exchange Act of 1934 Rule 14 a-8

Dear Ladies and Gentlemen,

In response to the letter of March 9, 2010 from JP Morgan Chase, the Community Reinvestment Association of North Carolina respectfully disagrees with the Company's argument that the Department of Defense has not concluded that Refund Anticipation Loans are predatory.

We request that the SEC staff read for itself the Department of Defense report on Predatory Lending Targeting Military Families. The report is included in our response of February 24, 2009 and can be found online at http://www.defense.gov/pubs/pdfs/Report_to_Congress_final.pdf

The Introduction (section I b page 2) lists the types of predatory consumer lending described in the report including tax refund anticipation loans. A description of refund anticipation loans is found under section 3 Prevalence of Predatory Lending Around Military Communities subsection f. Refund Anticipation Loans page 20. The DoD report clearly considers refund anticipation loans predatory.

The report bases this determination on the assessment that RALS meet the characteristics of predatory consumer lending (page 4). Thus the characteristics of predatory lending are established, RALs are found to meet them and are included as a category of predatory lending.

We request that SEC staff review the second source disputed by the Company Limitations on Terms of Consumer Credit Extended to Service Members and Dependents; Final Rule. Department of Defense RIN 0790-A120, 72 Fed. Reg. (Aug. 31, 2007). The Final Rule states the characteristics of consumer lending that are predatory, and includes Refund Anticipation Loans as a high cost, predatory product under these terms.

The Community Reinvestment Association of North Carolina again asserts that the characteristics of predatory lending for consumer loans have been established and that RALs have been determined as predatory. As documented in our letter of February 24, 2009, a variety of authorities including former IRS Commissioner Everson and Illinois Governor Pat Quinn and Attorney General Richard Blumenthal of Connecticut have called refund anticipation loans predatory. We are not asking the

P.O. Box 1929
110 East Geer Street
Durham, NC 27701
(919) 667-1557 Phone
(919) 667-1558 Fax
www.cra-nc.org

SEC staff to determine whether RALS are predatory, other policy bodies and leaders have done that. The Company's provision of Refund Anticipation Loans is a matter of social policy that shareholders have a right to discuss and vote on.

Sincerely,

s:/ Joel R. Skillern

Joel R. Skillern
Executive Director



O'MELVENY & MYERS LLP

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1934 Act/Rule 14a-8

March 9, 2010

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: JPMorgan Chase & Co.
Shareholder Proposal of Community Reinvestment Association of North Carolina
Securities Exchange Act of 1934 Rule 14a-8

Dear Ladies and Gentlemen:

This letter concerns the request dated January 11, 2010 (the "***Initial Request Letter***") that we submitted on behalf of our client JPMorgan Chase & Co. (the "***Company***") seeking confirmation that the staff (the "***Staff***") of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "***Commission***") will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934, the Company omits the shareholder proposal (the "***Proposal***") and supporting statement (the "***Supporting Statement***") requesting that the Company cease the issuance of refund anticipation loans ("***RALs***") submitted by the Community Reinvestment Association of North Carolina (the "***Proponent***") from the Company's proxy materials for its 2010 Annual Meeting of Shareholders (the "***2010 Proxy Materials***"). The Proponent submitted letters to the Staff dated February 24, 2010 (the "***Initial Proponent Letter***") and March 8, 2010 (the "***Second Proponent Letter***") asserting its view that the Proposal is required to be included in the 2010 Proxy Materials.

The Company respectfully disagrees with the statement in the Second Proponent Letter that "the clear consensus among policymakers is . . . that the practice of RALs lending itself is predatory."[1] Indeed, neither the cited basis for this position (a report by the Department of

[1] Second Proponent Letter at 2.

Defense[2]) nor the source cited in footnote 3 of the Second Proponent Letter (a Department of Defense rule release[3]) reach any such position. Indeed, while the Department of Defense report describes certain actions by predatory lenders in connection with RALs,[4] it never concludes that RALs are predatory. Similarly, while the Department of Defense release discusses the broad range of characteristics that have been identified as being present in predatory lending, it never concludes that RALs are predatory.

The Company shares the concern voiced in the Second Proponent Letter regarding lending practices that may be predatory. However, the Proposal does not focus on predatory lending practices. Instead, the Proposal seeks a Staff determination that any short-term consumer loan designed to be re-paid by a tax refund -- including any RAL issued by the Company -- is predatory, regardless of the circumstances. There is no basis for such a determination.

For the reasons discussed above and in the Initial Request Letter and our letter dated March 5, 2010, the Company continues to believe that the Proposal is not sufficiently focused on a significant policy issue, but instead addresses the ordinary business matters of the Company's credit and lending practices. The Company therefore renews its request that the Staff concur that the Proposal and Supporting Statement may be omitted in reliance on Rule 14a-8(i)(7). The Company also renews its request that the Staff concur that the Proposal and Supporting Statement may be omitted in reliance on Rule 14a-8(i)(3). If we can be of further assistance in this matter, please do not hesitate to contact me at (202) 383-5418.

Sincerely,



Martin P. Dunn
of O'Melveny & Myers LLP

cc: Joel R. Skillern
Executive Director
Community Reinvestment Association of North Carolina

Anthony Horan, Esq.
Corporate Secretary
JPMorgan Chase & Co.

---

2 Department of Defense, *Report on Predatory Lending Practices Directed at Members of the Armed Forces and Their Dependents* (Aug. 6, 2006).

3 Limitations on Terms of Consumer Credit Extended to Service Members and Dependents; Final Rule. Department of Defense RIN 0790-A120, 72 Fed. Reg. 50580 (Aug. 31, 2007) (to be codified at 32 C.F.R. pt. 232).

4 *Supra n.* 2 at 20.



COMMUNITY
REINVESTMENT
ASSOCIATION
OF
NORTH CAROLINA

March 8, 2010

VIA Email (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: JPMorgan Chase & Co.
Shareholder Proposal of Community Reinvestment Association of North Carolina
Securities Exchange Act of 1934 Rule 14a-8

Dear Ladies and Gentlemen:

The Community Reinvestment Association of North Carolina ("***CRA-NC***") writes now to address the letter dated March 5, 2010 (the "***JPMorgan Response***") sent to the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "***Commission***") on behalf of JPMorgan Chase & Co. (the "***Company***") in which the Company responds to CRA-NC's letter to the Commission on February 24, 2010 (the "***CRA-NC Letter***") and further contends that it may omit CRA-NC's shareholder proposal (the "***Proposal***") from the Company's proxy materials for its 2010 Annual Meeting of Shareholders (the "***2010 Proxy Materials***") by virtue of Rules 14a-8(i)(3) and 14a-8(i)(7). CRA-NC continues to oppose the Company's request made in a letter dated January 11, 2010 (the "***JPMorgan Letter***") for confirmation that Commission staff (the "***Staff***") will not recommend enforcement action to the Commission if the Company excludes CRA-NC's Proposal.

In the JPMorgan Response, the Company mischaracterizes our statement that "predatory lending lacks a uniform definition" when it says that CRA-NC "set[s] forth various characteristics that the Proponent believes represent 'predatory' lending" and suggests that because these characteristics "differ from the characteristics set forth in the prior Staff no-action letters" that Refund Anticipation Loans ("***RALs***") are not predatory. In contrast to the Company's contention, our observation that there is no *uniform* definition of predatory lending does not mean that RALs are not predatory. Instead, it is an important recognition that helps explain why a broad consensus has formed among policymakers that RALs are a form of predatory lending.

P.O. BOX 1929
110 E GEER STREET,
DURHAM, NC 27701

(919) 667-1557 PHONE
(919) 667-1558 FAX
WWW.CRA-NC.ORG

In the JPMorgan Letter, the Company referred to several factors used in prior no action letters to support its claim that RALs are not predatory. As discussed extensively in the CRA-NC Letter, these factors, which were borrowed from the predatory mortgage-lending context, are simply not relevant to the current question of whether RALs are a form of predatory lending. Because there is no uniform definition for all types of predatory lending it is critical to use the appropriate framework to determine whether a certain lending practice is predatory. Thus, the fact that the factors cited in the CRA-NC Letter to determine whether RALs are predatory "differ from the characteristics set forth in the prior Staff no-action letters" is entirely appropriate.

Further, the Company erroneously suggests that the factors we cited are merely the ones that CRA-NC "believes" are appropriate. Nothing could be further from the truth. As we extensively documented in the CRA-NC Letter, the factors cited by CRA-NC were developed by a federal agency after a thorough investigation to identify the characteristics that make small consumer loans, including RALs, predatory. Over the past few years, the work of this agency, as well as many other policymakers and governmental agencies, has led to the current consensus that RALs are a form of predatory lending.[1] In other words, whether or not CRA-NC believes they are appropriate, the factors that we cited are the one that policymakers have used to determine that RALs are predatory.

Finally, the Company contends that the Staff should grant its no action request because only through a loan-by-loan review of the "specific terms and characteristics" of "all" RALs could the practice "be uniformly determined" to be predatory. Not only would such a standard make it impossible for any lending practice to ever be determined to be predatory, it is not relevant in this circumstance.

Contrary to the Company's assertions, the clear consensus among policymakers is not that a specific RAL is predatory but that the practice of RALs lending itself is predatory.[2] Period. That fact that "the specific terms and characteristics" of a particular RAL might evidence less glaringly predatory "terms and pricing," for example, than a typical RAL does nothing to redeem a practice that is itself predatory. All RALs, regardless of the specific terms, will exhibit several of the characteristics that make a small loan product predatory by its very nature.[3]

As demonstrated by the CRA-NC Letter and its accompanying Appendix Materials, the Company's assertion that there is "no support for the view that all RALs, by definition, are 'predatory'" is clearly wrong. In fact, there is overwhelming support for CRA-NC's position.[4] Thus, CRA-NC's Proposal is neither false nor misleading, and it relates to an important matter of social policy. Therefore, Company has not met its burden of providing a reasonable basis on which the Proposal may be excluded form the Company's 2010 Proxy Materials, and We again respectfully request that the Staff deny the Company's no-action letter request.

---

[1] DEPARTMENT OF DEFENSE, REPORT ON PREDATORY LENDING PRACTICES DIRECTED AT MEMBERS OF THE ARMED FORCES AND THEIR DEPENDENTS 2 (August 6, 2006); 32 C.F.R. § 232.3 (2007) (*"DoD Report"*). For brevity, the full list of policymakers and agencies will not be repeated here. Instead, see CRA-NC's Supporting Statement and Appendix Materials.

[2] The Company's reliance on *H&R Block, Inc.* (August 1, 2006) is inappropriate here, as there the proposal sought to specify particular loan conditions for RALs: banning high-interest rates, increasing standards for future lending, and requiring greater compliance with applicable laws. Here, by contrast, there is no interference in an "ordinary business decision." We seek an end to all RALs lending in light of the current consensus among policymakers that RALs lending is predatory, and, thus, an issue of important social policy. Moreover, the Company's reliance on *H&R Block, Inc.* is misplaced because the broad consensus among policymakers that RALs are predatory emerged subsequent to the issuance of *H&R Block, Inc.* and is based on a more developed understanding of the practice of RALs lending that also developed after that no action request was granted. As a result, We do not believe that *H&R Block, Inc.* is relevant to the Staff's decision in this matter.

[3] All RALs, regardless of the loan-by-loan "terms and pricing," will involve several of the characteristics that define "[p]redatory lending in the small loan market, where any "one or more" may suffice to make the practice predatory. For example, all RALs with a national bank will 1) involve a "structure...that transform[s] these loans into the equivalent of highly secured transactions" and 2) "operate outside state usury or small loan protection law or regulation." DOD REPORT 3. All RALs will also 3) strip wealth from the borrower and 4) leave the borrower in worse financial shape than when the borrower initially contacted the lender. DOD LIMITATIONS ON TERMS OF CONSUMER CREDIT EXTENDED TO SERVICE MEMBERS AND DEPENDENTS, 72 FED. REG. 50580, 50581 (Aug. 31, 2007).

[4] See note 1.

Sincerely,

s/ Joel R. Skillern

Joel R. Skillern, Executive Director



O'MELVENY & MYERS LLP

BEIJING
BRUSSELS
CENTURY CITY
HONG KONG
LONDON
LOS ANGELES
NEWPORT BEACH

1625 Eye Street, NW
Washington, D.C. 20006-4001

TELEPHONE (202) 383-5300
FACSIMILE (202) 383-5414
www.omm.com

NEW YORK
SAN FRANCISCO
SHANGHAI
SILICON VALLEY
SINGAPORE
TOKYO

1934 Act/Rule 14a-8

March 5, 2010

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: JPMorgan Chase & Co.
Shareholder Proposal of Community Reinvestment Association of North Carolina
Securities Exchange Act of 1934 Rule 14a-8

Dear Ladies and Gentlemen:

This letter concerns the request dated January 11, 2010 (the "***Initial Request Letter***") that we submitted on behalf of our client JPMorgan Chase & Co., a Delaware corporation (the "***Company***"), seeking confirmation that the staff (the "***Staff***") of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "***Commission***") will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934, the Company omits the shareholder proposal (the "***Proposal***") and supporting statement (the "***Supporting Statement***") requesting that the Company cease the issuance of refund anticipation loans ("***RALs***") submitted by the Community Reinvestment Association of North Carolina (the "***Proponent***") from the Company's proxy materials for its 2010 Annual Meeting of Shareholders (the "***2010 Proxy Materials***"). The Proponent submitted a letter to the Staff dated February 24, 2010 (the "***Proponent Letter***") asserting its view that the Proposal is required to be included in the 2010 Proxy Materials.

We submit this letter on behalf of the Company to supplement the Initial Request Letter and respond to some of the arguments made in the Proponent Letter. We also renew our request for confirmation that the Staff will not recommend enforcement action to the Commission if the Company omits the Proposal and Supporting Statement from its 2010 Proxy Materials.

The Proponent Letter affirmatively recognizes that "predatory lending lacks a uniform definition" and goes on to set forth various characteristics that the Proponent believes represent "predatory" lending. These characteristics differ from the characteristics set forth in the prior Staff no-action letters cited in the Initial Request Letter. The Proponent Letter then requests the Staff to make a threshold determination that all RALs, by definition, are predatory in nature based upon the Proponent Letter's assertions that some RALs have some of the predatory characteristics it identified. Such a determination of a generic category of loans as "predatory," without attention to the actual terms of those loans, would be a distinct departure from Commission and Staff precedent.

The Staff has previously recognized predatory lending as a significant policy issue.[1] However, the Staff has consistently declined to express a view that specific types of credit and lending products or practices are "predatory" in nature and, as such, constitute a significant policy issue in and of themselves. For example, in *H&R Block, Inc.* (August 1, 2006), the proponent advocated adoption of a policy preventing H&R Block from any future issuance of "high-interest 'RALs'" because "the RALs offered by the Company constitute predatory loans." The Company disagreed, stating that "RALs do not constitute predatory lending" and pointing out that, while federal or state authorities may have expressed concern regarding some characteristics of some RALs, no such authority had identified all RALs as predatory. The Staff concurred in the exclusion of the proposal under Rule 14a-8(i)(7) as relating to the company's ordinary business operations (i.e., credit policies, loan underwriting, and customer relations). The precedent draws a clear line between those proposals relating to practices commonly deemed to be predatory and those proposals seeking a blanket prohibition on certain types of credit or lending products, regardless of the specific practices of a company, which a proponent views as potentially predatory.[2]

As discussed in the Initial Request Letter, the Proposal seeks to have the Company cease issuing all RALs -- not even limiting the prohibition to the purportedly "high-interest" RALs that were the subject of *H&R Block*. In support of this position, the Proponent Letter provides

1 *See, e.g., JPMorgan Chase & Co.* (March 4, 2009) (denying a request to exclude a proposal requesting a report evaluating the company's credit card marketing, lending and collection practices with regard to practices commonly deemed to be predatory); *Wells Fargo & Co.* (February 11, 2009); *Wells Fargo & Co.* (February 21, 2006); *Bank of America Corporation* (February 23, 2006); *Conseco, Inc.* (April 5, 2001); *Associates First Capital Corp.* (March 13, 2000).

2 *See also, Cash America International, Inc.* (March 5, 2007) (concurring in the omission of a proposal requesting formation of a committee to develop a suitability standard, internal controls to implement the standard, and public reports on the company's success in issuing loans meeting the standard as relating to the company's ordinary business operations (i.e., credit policies, loan underwriting, and customer relations)); *Wells Fargo & Co.* (February 16, 2006) (concurring in the omission of a proposal requesting cessation of banking services to any lenders engaged in payday lending as relating to the company's ordinary business operations (i.e., credit policies, loan underwriting, and customer relations)); *Bank of America Corporation* (March 7, 2005) (concurring in the omission of a proposal requesting cessation of banking services to any lenders engaged in payday lending because "the risk that payday lending is predatory is simply too great" as relating to the company's ordinary business operations (i.e., credit policies, loan underwriting and customer relations)); *Associates First Capital Corp.* (February 23, 1999) (concurring in the omission of a proposal requesting formation of a committee to develop and enforce a policy of preventing predatory lending practices which may violate federal or state law as relating to the company's ordinary business operations (i.e., general conduct of a legal compliance program)).

examples of federal or state authorities that expressed concern regarding some characteristics of some RALs, but provides no support for the view that all RALs, by definition, are "predatory." The Proponent Letter also asserts that all RALs are predatory on the basis of the terms of a "typical" RAL within the industry. *See* page 4 of the Proponent Letter. The Company continues to disagree strongly with the assertion that the RALs it offers are predatory in nature. Further, the Company disagrees with the assertion that there is a "typical" RAL, as the terms and pricing of RALs will vary by lender and the total and percentage costs of a specific RAL to an individual borrower will necessarily differ depending upon the actual amount of the loan (which can range from several hundred dollars to ten thousand dollars).

A determination as to whether any particular RAL may exhibit any of the characteristics identified by the Proponent as being evidence of a "predatory" loan necessarily requires a fact-intensive analysis. It is not appropriate to determine that each and every RAL issued by the Company should be conclusively considered "predatory" simply by virtue of its categorization as a "Refund Anticipation Loan." To do so would require the unfounded and overly broad determinations that (1) the Proponent has properly identified the manner in which a loan should be analyzed to determine if it is "predatory" and (2) the RALs offered by the Company, without consideration of their specific terms and characteristics, should be uniformly determined to exhibit characteristics that result in them being classified as "predatory."

Based on past precedent and the rationale set forth in the Initial Request Letter, the Company continues to believe that the Proposal is not sufficiently focused on a significant policy issue, but instead addresses the ordinary business matters of the Company's credit and lending practices. The Company therefore renews its request that the Staff concur that the Proposal and Supporting Statement may be omitted in reliance on Rule 14a-8(i)(7). The Company also renews its request that the Staff concur that the Proposal and Supporting Statement may be omitted in reliance on Rule 14a-8(i)(3). If we can be of further assistance in this matter, please do not hesitate to contact me at (202) 383-5418.

Sincerely,



Martin P. Dunn
of O'Melveny & Myers LLP

Attachments

cc: Joel R. Skillern
Executive Director
Community Reinvestment Association of North Carolina

Anthony Horan, Esq.
Corporate Secretary
JPMorgan Chase & Co.



COMMUNITY REINVESTMENT ASSOCIATION OF NORTH CAROLINA

February 24, 2010

OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE
SECURITIES AND EXCHANGE COMMISSION
100 F STREET, NE
WASHINGTON, DC 20549

Re: JPMorgan Chase & Co.
Shareholder Proposal of Community Reinvestment Association of North Carolina
Securities Exchange Act of 1934 Rule 14a-8

Dear Ladies and Gentlemen:

The Community Reinvestment Association of North Carolina ("*We*" or "*CRA-NC*") submits this letter in response to the letter dated January 11, 2010 (the "*JPMorgan Letter*"), sent to the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "*Commission*") on behalf of JPMorgan Chase & Co. (the "*Company*") in which the Company contends that it may omit CRA-NC's shareholder proposal (the "*Proposal*") from the Company's proxy materials for its 2010 Annual Meeting of Shareholders (the "*2010 Proxy Materials*") by virtue of Rules 14a-8(i)(3) and 14a-8(i)(7). CRA-NC opposes the Company's request for confirmation that Commission staff (the "*Staff*") will not recommend enforcement action to the Commission if the Company excludes CRA-NC's Proposal.

The Proposal requests that the Company "cease its current practice of issuing Refund Anticipation Loans" ("*RALs*") because RALs are a "predatory" form of lending. The Company has argued that RALs can be excluded under both 14a-8(i)(3) and 14a-8(i)(7) because RALs are not predatory. We agree that if RALs are not deemed to be a predatory form of lending then the Proposal can be excluded on the grounds that it is false and misleading and that it relates to an ordinary business decision. As discussed more fully below, however, the Company's assertion that RALs are not predatory is clearly wrong. As a result, CRA-NC's Proposal is neither false nor misleading and it relates to an important matter of social policy. Therefore, there is no basis on which the Proposal may be excluded and it must be included in the Company's 2010 Proxy Materials.

P.O. Box 1929
110 East Geer Street
Durham, NC 27701

(919) 667-1557 Phone
(919) 667-1558 Fax
www.cra-nc.org

I. RALs Are a Form of Predatory Lending

The Company bases its argument for the exclusion of CRA-NC's Proposal principally on the grounds that RALs are not predatory. Specifically, the Company states that CRA-NC's "most fundamental misstatement is the assertion that the Company's [RALs] are 'predatory.'"[1] The Company then states that there is no reasonable basis for CRA-NC's contention that RALs are predatory.[2] The Company's position is wrong. As discussed below, there is overwhelming evidence that key policymakers at both the state and federal levels have concluded that RALs are a form of predatory lending.

In making its case against our Proposal, the Company acknowledges that while there is no generally agreed upon definition of predatory lending, the FDIC has broadly defined predatory lending as "imposing unfair and abusive loan terms on borrowers."[3] It then contends that RALs are not predatory because RALs do not incorporate all of five predatory practices that were identified by the proponent in the shareholder proposal at issue in *Bank of America* (February 23, 2006). What the Company does not say is that these practices were cited in a single shareholder proposal for the purpose of identifying when a mortgage loan is predatory. These are not the factors to be used to determine whether a small consumer loan product, like a RAL, is predatory.

While CRA-NC agrees with the Company that predatory lending lacks a uniform definition, it is critical to recognize that many kinds of loan products are acknowledged to be predatory.[4] Thus, while the Staff first recognized the concept of predatory lending in no-action letter requests regarding predatory subprime mortgage practices, this is not the only context in which predatory lending occurs or in which predatory lending has been recognized by the Staff. For example, subsequent Staff decisions have extended the concept of predatory lending to include credit cards[5] and payday loans.[6] Thus, when determining whether RALs are predatory, it is critical to use an appropriate framework and not one developed for an entirely different form of lending.

The policymakers who are in the best position to know have developed frameworks for evaluating small consumer loan products, and they have determined that RALs are predatory. For example, IRS Commissioner Mark Everson has called RALs "predatory."[7] Additionally, Nina Olson, the National Taxpayer Advocate, has named RALs one of the "most serious problems encountered by taxpayers."[8] Many other federal agencies, including, without

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[1] JPMorgan Letter 2–3.
[2] *Id.* at 3.
[3] *Id.*
[4] GOVERNMENT ACCOUNTABILITY OFFICE, FEDERAL AND STATE AGENCIES FACE CHALLENGES IN COMBATING PREDATORY LENDING, REPORT 04–280 3 (Jan. 2004).
[5] *See Wells Fargo & Co.* (Feb. 11, 2009).
[6] *See Cash Am. Int'l Inc.* (Feb. 13, 2008).
[7] Credit Union National Association Lending Council, *IRS Voices Concerns over Tax-Refund Loans*, May 14, 2007, http://www.cunalendingcouncil.org/news/1418.html.
[8] NATIONAL TAXPAYER ADVOCATE, 2005 ANNUAL REPORT TO CONGRESS, VOLUME I: MOST SERIOUS PROBLEMS 162–79 (Dec. 31, 2005) (discussing oversight problems, cross-collection abuses, and alternatives to RALs).

limitation, the Office of the Comptroller of the Currency (the "***OCC***"),[9] the Federal Deposit Insurance Corporation (the "***FDIC***"),[10] the Department of Defense (the "***DoD***"),[11] and many state governments, including California, Connecticut, Illinois, New Jersey, New York, North Carolina and Ohio,[12] also deem RALs to be a predatory or dangerous form of lending.

The DoD is one of the many governmental agencies and officials that have determined RALs to be predatory.[13] In its report on the issue, the DoD identified several factors that can be used to determine when a small loan product, like a RAL, is predatory. Specifically, it provided that:

> Predatory lending in the small loan market is generally considered to include one or more of the following characteristics: High interest rates and fees; little or no responsible underwriting; loan flipping or repeat renewals that ensure profit without significantly paying down principal; loan packing with high cost ancillary products whose cost is not included in computing interest rates; a loan structure or terms that transform these loans into the equivalent of highly secured transactions; fraud or deception; waiver of meaningful legal redress; or operation outside of state usury or small loan protection law or regulation.[14]

In sum, these factors make clear that small loans should be considered predatory when, among other things:

- the fees and costs are unreasonable in light of the value the loan provides to the borrower and the risk of the loan to the lender;
- they strip wealth from the borrower; or
- they leave the borrower in worse financial shape than when the borrower initially contacted the lender.[15]

When considered in light of these factors, RALs are clearly predatory. A RAL "is a loan that is made to a taxpayer at or about the time of filing his or her income tax return and that is expected to be repaid to the lender directly from the proceeds of the borrower's anticipated tax

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[9] "Be cautious about [RALs]." Office of the Comptroller of the Currency, *Money Matters: Tips on Securing A Safe And Timely Tax Refund*, Feb. 2, 2010, www.occ.treas.gov/ftp/psa/lw1704.pdf.

[10] "[I]t almost never makes sense to take [a RAL]." Federal Deposit Insurance Corporation, *Expecting a Tax Refund? Beware of Costly Loans and Other Pitfalls*, Feb. 14, 2005, http://www.fdic.gov/Consumers/consumer/news/cnwin0405/tax.html.

[11] The DoD has deemed RALs predatory financial products and has begun regulating them. DOD Limitations on Terms of Consumer Credit Extended to Service Members and Dependents, 32 C.F.R. § 232.3 (2007).

[12] See Appendix A for statements and actions made by state policymakers with respect to RALs.

[13] DEPARTMENT OF DEFENSE, REPORT ON PREDATORY LENDING PRACTICES DIRECTED AT MEMBERS OF THE ARMED FORCES AND THEIR DEPENDENTS 2 (August 6, 2006); 32 C.F.R. § 232.3 (2007).

[14] DEPARTMENT OF DEFENSE, REPORT ON PREDATORY LENDING PRACTICES DIRECTED AT MEMBERS OF THE ARMED FORCES AND THEIR DEPENDENTS 3 (August 6, 2006).

[15] *See* DOD Limitations on Terms of Consumer Credit Extended to Service Members and Dependents, 72 Fed. Reg. 50580, 50581 (Aug. 31, 2007).

refund" from the IRS.[16] In a typical RAL transaction, a bank contracts with a commercial tax preparation service to make loans based on the expected amount of the consumer's tax refund. The tax preparation service estimates the amount of the consumer's refund, and the bank loans the consumer a sum based on the estimated refund amount—minus fees.

The cost of a RAL includes "the bank's loan fees and a fee charged by an independent entity that prepares the loan application."[17] The fees imposed by banks generally include a set percentage of the RAL amount plus a "loan fee ranging from $34 to $130, which is usually broken down into a 'Refund Account' fee and a 'Bank Fee.'"[18] A recent GAO study found that the annual percentage rates ("***APRs***") for RALs varied from 36 percent to over 500 percent.[19] The APR for a typical RAL of $3,000 over a 10-day time period falls between 77 percent and 140 percent[20]—well over the traditional maximum small loan rate cap for state usury laws of 36 percent APR.[21] In addition to these fees, tax preparers may independently "charge one or more separate add-on fees, sometimes called 'application,' 'administrative,' 'e-filing,' 'service bureau,' 'transmission,' or 'processing' fees." These add-on fees "can range from $25 to several hundred dollars."[22] Despite the high cost of these add-on fees, the IRS has noted that "tax return preparers do not provide many RAL applicants with a complete understanding of the full costs of these products."[23]

A broad spectrum of policymakers agrees that RALs are predatory because they exhibit many of the characteristics typically found in a predatory small loan. These characteristics include the following:

1. **RALs are characterized by excessive rates and fees.** The GAO, along with other governmental agencies that have investigated RALs, has found that the APRs charged in connection with RALs range from 36 percent to over 500 percent.[24] In light of this

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[16] *Pacific Capital Bank, N.A. v. Conn.*, 542 F. 3d 341, 345 (2d Cir. 2008).
[17] *Id.*
[18] CHI CHI WU & JEAN ANN FOX, NATIONAL CONSUMER LAW CENTER & CONSUMER FEDERATION OF AMERICA, BEGINNING OF THE END?: MAJOR CHANGES TO QUICK TAX REFUND LOANS INDUSTRY (Jan. 19, 2010) (hereinafter "BEGINNING OF THE END?").
[19] GOVERNMENT ACCOUNTABILITY OFFICE, REFUND ANTICIPATION LOANS, 08-800R, 1 n.1 (June 5, 2008).
[20] CHI CHI WU & JEAN ANN FOX, NATIONAL CONSUMER LAW CENTER & CONSUMER FEDERATION OF AMERICA, BIG BUSINESS, BIG BUCKS: QUICKIE TAX LOANS GENERATE PROFITS FOR BANKS AND TAX PREPARERS WHILE PUTTING LOW-INCOME TAXPAYERS AT RISK (Feb. 2009).
[21] *See, e.g.*, KATHLEEN E. KEEST & ELIZABETH RENUART, THE COST OF CREDIT: REGULATION AND LEGAL CHALLENGES § 7.5.5.5 at 56 (Supp. 2002). In 2004, Alabama, Alaska, Arkansas, Connecticut, Georgia, Maine, Maryland, Massachusetts, Michigan, New Jersey, New York, North Carolina, North Dakota, Oklahoma, Pennsylvania, Rhode Island, Vermont, and West Virginia all imposed interest rate caps of roughly thirty-six percent. *Id.* § 7.5.5.8 at 60 n.363. Most states' caps are much lower. *See* UsuryLaw.Com, Usury Rates, http://www.usurylaw.com/usury-rates (last visited Feb. 24, 2010).
[22] WU & FOX, BEGINNING OF THE END?, *supra* note 18.
[23] Internal Revenue Service, *Return Preparer Review*, Pub. 4832 (Rev. 12-2009) Catalog Number 54419P, at 12, Dec. 2009, *available at* http://www.irs.gov/pub/irs-pdf/p4832.pdf.
[24] GOVERNMENT ACCOUNTABILITY OFFICE, REFUND ANTICIPATION LOANS, REPORT, 08-800R 1 n.1(June 5, 2008); Federal Deposit Insurance Corporation, *Expecting a Tax Refund? Beware of Costly Loans and Other Pitfalls*, Feb. 14, 2005, http://www.fdic.gov/Consumers/consumer/news/cnwin0405/tax.html ("For the typical RAL, you can expect to pay lender fees of about $35 to $100 (depending on the size of the loan). These fees can translate to

type of information about the RALs industry, Connecticut Attorney General Richard Blumenthal called RAL fees "extraordinarily excessive."[25] As discussed below, when all mandatory fees are taken into account, the RALs offered by the Company have an APR that can only be classified as excessive.

2. **The RALs industry is made particularly profitable by the "packing" of ancillary fees into their total cost.** RALs are just one of several credit products available that enable taxpayers to get their tax refunds quickly and to finance the costs of tax preparation services.[26] While these products are generally thought to be better for consumers, they are not as profitable as RALs.[27] This is because the structure of a RAL transaction allows both the lender and tax preparer to include in the true cost of the RAL a number of ancillary fees, including temporary bank account fees and other miscellaneous fees.[28] Moreover, unlike the Company, the governmental agencies that have analyzed RALs include the economic impact of these additional fees when determining the APR of RALs.[29]

3. **Despite the cost and risk to borrowers, RALs are highly secured transactions that pose almost no risk to the Company.** RALs are highly secured transactions because the loan is secured by the consumer's own tax refund. A RAL is not fully secured by a consumer's tax refund only when incompetent or fraudulent tax preparation services cause the anticipated refund to exceed the actual tax refund.[30] In that case, the borrower remains liable for the unpaid balance of the loan and is left in a worse financial position than when he or she entered into the transaction.[31]

4. **Fraud and deception are widespread in the market for RALs.** The RALs industry is plagued by fraudulent and deceptive practices primarily perpetrated by tax

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Annual Percentage Rates (APRs) of about *60 to 650 percent or more,* far above what you'd probably be willing to pay for other loans.").

[25] Richard Blumenthal, Op. Att'y Gen. Conn., Oct. 24, 2005, *available at* http://www.ct.gov/AG/cwp/view.asp?A=1770&Q=305568.

[26] NATIONAL TAXPAYER ADVOCATE, 2007 OBJECTIVES REPORT TO CONGRESS, VOLUME II: THE ROLE OF THE IRS IN THE REFUND ANTICIPATION LOAN INDUSTRY 14 (Jun. 30, 2006); CHI CHI WU & JEAN ANN FOX, NATIONAL CONSUMER LAW CENTER & CONSUMER FEDERATION OF AMERICA, COMING DOWN: FEWER REFUND ANTICIPATION LOANS, LOWER PRICES FROM SOME PROVIDERS, BUT QUICKIE TAX REFUND LOANS STILL BURDEN THE WORKING POOR (Mar. 2008).

[27] *See infra* note 56.

[28] *See supra* text accompanying notes 17–23.

[29] *See infra* note 4. *See* JPMorgan Letter 4 (stating that "[t]he Company issues its standard RALs in return for a fixed origination fee of 1% of the amount of the RAL. . . . [plus] a separate fee charged for establishing a temporary account to receive a direct deposit of the tax refund" that is not included in the APR calculation).

[30] Among others, the IRS has voiced concerns that RALs "provide tax preparers with a financial incentive to take improper tax return positions in order to inappropriately inflate refund claims. In general, RAL amounts are capped by the amount of the refund claimed on a tax return. Therefore, a preparer who inappropriately inflates the amount of a refund is able . . . to collect a higher fee." Guidance Regarding Marketing of Refund Anticipation Loans (RALs) and Certain Other Products in Connection with the Preparation of a Tax Return, 73 Fed. Reg. 1131, 1132 (Jan. 7, 2008).

[31] *See* Office of the Comptroller of the Currency, *Money Matters: Tips on Securing A Safe And Timely Tax Refund,* Feb. 2, 2010, www.occ.treas.gov/ftp/psa/lw1704.pdf. ("[I]f the refund is less than expected, you will have to repay the full amount of the [RAL]—often at high interest rates. Failure to repay could harm your credit rating.").

preparers.[32] Many borrowers, enticed by the prospect of receiving their tax refund as quickly as possible, do not realize—and are not adequately warned—that they are taking out a loan or accepting the fees attached to a RAL.[33] While the Company may not engage directly in fraud and deception in connection with the making of RALs, it is not able to adequately control the behavior of all of the tax preparers with whom it does business. Despite the Company's claims to the contrary, lenders like the Company exert little control over the tax preparers with whom they work and who effectively originate RALs.[34] For example, one of the Company's tax preparation partners, Mo' Money Taxes, was recently found by the North Carolina Commissioner of Banks to have violated North Carolina state law by failing to register as a RALs facilitator.[35] The Company's active engagement in this market exposes vulnerable consumers to harm from the fraudulent and deceptive practices of the tax preparers with whom the Company works.

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[32] Fraudulent conduct by tax preparers connected with RALs is widespread. The IRS reported forty-nine refund-related tax frauds that occurred in 2009, of which nearly 20 percent involved RALs. Examples of Questionable Refund Program (QRP) Investigations - Fiscal Year 2009, IRS.GOV (last visited Feb. 23, 2010) http://www.irs.gov/compliance/enforcement/article/0,,id=187290,00.html. Fraudulent conduct by tax preparers has also prompted a number of state attorneys general to take action. *See, e.g.*, Press Release, Attorney General Lockyer Files Lawsuit Against H&R Block for Illegally Marketing and Selling High-Cost Loans as 'Instant' Tax Refunds, State of California, Office of Att'y Gen. (Feb. 15, 2006), *available at* http://ag.ca.gov/newsalerts/release.php?id=1261; Press Release, Attorney General Brown Reaches Agreement with H&R Block Prohibiting Deceptive Marketing of Tax Refund Loans, State of California, Office of Att'y Gen. (Jan. 02, 2009), *available at* http://ag.ca.gov/newsalerts/release.php?id=1645&; California v. Jackson Hewitt Inc., Jackson Hewitt Tax Service, Inc., and Tax Service of America, Inc., Stipulation of Entry to Judgment, *available at* http://ag.ca.gov/consumers/pdf/JH_Stipulation.pdf; New York State, Division of Human Rights v. Jackson Hewitt, Inc. and Jackson Hewitt Tax Service, Inc., available at http://www.dhr.state.ny.us/pdf/Division%20vs.%20Jackson%20Hewitt_Complaint.pdf; New York State, Division of Human Rights v. JTH Tax, Inc., and Subsidiaries, d/b/a Liberty Tax Service, available at http://www.dhr.state.ny.us/pdf/Division%20vs.%20Liberty%20Financial_Complaint.pdf

[33] Elizabeth Warren, Chair of the Congressional Oversight Panel to the TARP Program, testified to U.S. House Financial Services Committee that "[w]ith respect to [RALs], approximately 50% of survey respondents were not aware of the fees charged by the lender." Elizabeth Warren, Testimony to the U.S. House Financial Services Committee, Regulatory Restructuring: Enhancing Consumer Financial Products Regulation (Jun. 24, 2009) http://www.house.gov/apps/list/hearing/financialsvcs_dem/warren_testimony.pdf.

[34] For example, the FDIC determined that RALs provider Republic Bank "had violated laws or regulations" in that it exercised "inadequate supervision over" its tax preparer partners and "[o]perat[ed] with an ineffective compliance management system given the magnitude and complexity of the Bank's third party relationships." Consequently, the FDIC issued an Order to Cease and Desist mandating that the bank develop "a Plan for its RAL business . . . to appropriately assess, measure, monitor, and control third party risk, and ensure compliance with Consumer Law" and ensure that "comprehensive training" is provided to all of the bank's tax preparer partners and their employees or contractors who offer RALs. Republic Bank & Trust Co., Order to Cease and Desist ¶ 2009-02-10, FDIC-08-308b (Feb. 27, 2009). Additionally, Santa Barbara Bank and Trust "received a directive from the [OCC] that [it could no longer] originate, purchase or hold [RALs]." Pacific Capital Bancorp (Form 8-K), at 1 (Dec. 18, 2009).

[35] One of the tax preparation agencies with which the Company works, Mo Money Taxes, recently settled with the North Carolina Commissioner of Banks charges arising from illegally offering RALs in the state. In re: Application of Mo Money of North Carolina, Inc., and Derrick Robinson for Registration as a Refund Anticipation Loan Provider, North Carolina Commissioner of Banks (Feb. 8, 2010) http://www.nccob.org/mlenforcements/10_036.pdf. This evidence calls into question the veracity of the Company's unsupported assertion that "the Company complies with applicable federal and state rules and requires the tax preparers offering its RALs to do so as well." JPMorgan Letter 3.

5. **The partnerships between banks and tax preparation services keep RALs largely outside of state consumer protection laws.** The Company gains access to the individual consumers to whom it makes RALs through its relationships with tax preparation services across the country. This special feature of the RALs market not only gives the Company access to borrowers, it also ensures that as a result of federal preemption these same borrowers will generally not have access to the protection of state consumer law.[36]

6. **RALs borrowers often unknowingly accept limitations on their substantive legal rights.** While not the case in every transaction, RAL consumers often unknowingly waive their legal rights. For example, many RAL consumers unknowingly agree to a practice known as "cross-collection," which "provide[s] the contracting bank with authority to act as a debt collector for a third party bank."[37] Furthermore, cross-collection may violate The Fair Debt Collection Practices Act because it may not allow the taxpayer a reasonable opportunity to dispute the existence or amount of the debt (which may be so old that the statute of limitation on collection has tolled) before the bank collects it from the taxpayer's refund.[38]

Thus when the appropriate factors are applied, it is clear that RALs are predatory. In addition, RALs target and disproportionately harm vulnerable populations, including the poor and racial minorities. For example, in a 2008 report on RALs, the GAO found that that many of the tax preparers who offer RALs are located in businesses that target low-income customers (e.g., cash checkers, payday loan lenders, rent-to-own stores and pawn shops) and some "offered incentives to encourage customers to spend the refunds on the businesses' primary goods and services."[39] IRS data shows that, as a result of this targeted marketing, sixty-three percent (63%) of RALs borrowers are low-income persons who qualify for the Earned Income Tax Credit program (the "***EITC***").[40] Additionally, in those relatively few cases where the RAL borrower is not an EITC recipient, he is many times more likely to be located in a predominantly African-American community than in a white community.[41] Thus, RALs have a disparate impact on vulnerable populations, including the poor and racial minorities.

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[36] *See, e.g.*, *Pacific Capital Bank, N.A. v. Conn.*, 542 F. 3d 341 (2d Cir. 2008) (invalidating a Connecticut law that, among other things, placed an interest rate cap of 36% on RALs offered within the state).

[37] NATIONAL TAXPAYER ADVOCATE, 2007 OBJECTIVES REPORT TO CONGRESS, VOLUME II: THE ROLE OF THE IRS IN THE REFUND ANTICIPATION LOAN INDUSTRY 5 (Jun. 30, 2006); *see also* NATIONAL TAXPAYER ADVOCATE, 2005 ANNUAL REPORT TO CONGRESS, VOLUME I: MOST SERIOUS PROBLEMS 172–173 (Dec. 31, 2005) (discussing cross collection in detail).

[38] NATIONAL TAXPAYER ADVOCATE, 2007 OBJECTIVES REPORT TO CONGRESS, VOLUME II: THE ROLE OF THE IRS IN THE REFUND ANTICIPATION LOAN INDUSTRY 5 (Jun. 30, 2006).

[39] Internal Revenue Service, *Return Preparer Review*, Pub. 4832 (Rev. 12-2009) Catalog Number 54419P, at 12, Dec. 2009, *available at* http://www.irs.gov/pub/irs-pdf/p4832.pdf.

[40] IRS SPEC, Tax Year 2005 Return Information (Returns Filed in 2006), May 2007. The EITC "is one of the largest and most effective anti-poverty programs in government. It lifted millions of people out of poverty last year." Katelyn Ferral, *IRS expands Earned Income Tax Credit for 2009*, MILWAUKEE-WISCONSIN JOURNAL SENTINEL (Jan. 29, 2010) (quoting David Williams, Director of IRS Electronic Tax Administration and Refundable Credits department). The EITC targets "low to moderate income working individuals and families" and was originally approved by Congress in 1975 "to offset the burden of social security taxes and to provide an incentive to work." Internal Revenue Service, EITC Home Page, http://www.irs.gov/individuals/article/0,,id=96406,00.html (last visited Feb. 23, 2010).

[41] For example, in 2006, the Woodstock Institute found that RAL usage is disproportionately high in African American communities. "Non-EITC recipients in African American ZIP codes were 3.6 times more likely to use

The affirmative marketing of RALs to low-income taxpayers who qualify for the EITC program is particularly pernicious and leads to a dramatic loss of wealth for these vulnerable persons, as well as the communities in which they live. A Center for Responsible Lending report estimated that the rates and fees charged in connection with RALs cost low-income participants in the EITC program nearly $600 million in a single year.[42] This wealth-stripping feature of RALs is one more important indication that they are a predatory form of lending. In addition, as the National Taxpayer Advocate has noted, this feature of RALs is not only financially harmful to individual borrowers, but is contrary to the federal government's public policy interests: "There is a government interest in delivering [the benefits of the EITC] to the beneficiary without intermediaries siphoning off fees." [43]

Because the harmful effects of RALs are widely recognized, there is a clear consensus among key state and federal policymakers that RALs are predatory. In the JPMorgan Letter, the Company suggests that CRA-NC's assertion that RALs are predatory is misleading and is "merely a repackaging of prior claims by consumer advocates."[44] CRA-NC is proud to stand as a nonprofit organization that advocates for consumers; however, as the discussion above shows, many federal and state policymakers are leading the charge to identify RALs as a dangerous and predatory form of lending. Not only has the Commissioner of the IRS called them predatory,[45] but also:

- Illinois Governor Pat Quinn recently ordered the Illinois Department of Financial and Professional Regulation to "crack[] down on predatory refund anticipation loans."[46]
- Attorney General Richard Blumenthal of Connecticut joined with two Connecticut state legislators to denounce "Predatory Tax Refund Anticipation Loans" that "can turn desperately needed tax refunds into financial nightmares—particularly for struggling low-income families."[47]

RALs than were non-EITC recipients in white ZIP codes, and non-EITC taxpayers in African American communities spent 1.7 percent of their returns on RALs. Conversely, non-EITC recipients in predominantly white communities spend only 0.3 percent of their tax returns on RALs." WOODSTOCK INSTITUTE, DIVERTED OPPORTUNITY: REFUND ANTICIPATION LOANS DRAIN WEALTH FROM LOWE WEALTH TAX FILERS AND COMMUNITIES OF COLOR 5 (Jan. 2010).

[42] CENTER FOR RESPONSIBLE LENDING, BORROWED TIME: USE OF REFUND ANTICIPATION LOANS AMONG EITC FILERS IN NATIVE AMERICAN COMMUNITIES (Apr. 30, 2009), *available at* http://www.responsiblelending.org/other-consumer-loans/refund-anticipation-loans/borrowed-time-rals-in-native-american-communities.pdf.

[43] NATIONAL TAXPAYER ADVOCATE, 2007 OBJECTIVES REPORT TO CONGRESS, VOLUME II: THE ROLE OF THE IRS IN THE REFUND ANTICIPATION LOAN INDUSTRY 3 (Jun. 30, 2006).

[44] JPMorgan Letter 6.

[45] Credit Union National Association Lending Council, *IRS Voices Concerns over Tax-Refund Loans*, May 14, 2007, http://www.cunalendingcouncil.org/news/1418.html.

[46] Center for Responsible Lending, *Governor Quinn Cracks Down on Predatory Refund Anticipation Loans*, April 30, 2009, http://www.responsiblelending.org/tools-resources/headlines/governor-quinn-cracks-down-on-predatory-refund-anticipation-loans.html.

[47] Press Release, Blumenthal, Sen. Duff And Rep. Barry Seek Protections Against Predatory Tax Refund Anticipation Loans, Conn. Office of the Att'y Gen. (January 23, 2009) http://www.ct.gov/ag/cwp/view.asp?A=2341&Q=432490.

- The OCC warns consumers: "Be cautious about [RALs]."[48]
- The FDIC declares that "it almost never makes sense to take [a RAL]."[49]
- California and New York pursued litigation against several key tax preparers in the RAL industry contending that they had committed numerous fraudulent, deceptive and illegal acts.[50]

While the foregoing is not an exhaustive list of the many public statements or actions made by policymakers with respect to RALs,[51] it helps to illustrate that the Company's claim that there is "no reasonable basis" for CRA-NC's assertion that RALs are predatory is clearly wrong. Not only is there a reasonable basis for this assertion, but also the overwhelming evidence favors the conclusion that RALs are a predatory form of lending. As a result, the Proposal is not false or misleading. Additionally, and as discussed briefly below, because the Staff has already recognized predatory lending as an important matter of social policy, the Proposal cannot be excluded on the grounds that it addresses the Company's ordinary business operations. Therefore, the Proposal must be included in the 2010 Proxy Materials.

II. The Proposal is Not False or Misleading

The Company has the burden of establishing the applicability of any of the grounds for exclusion set forth in Rule 14a-8,[52] but has failed to meet this burden. Because the Proposal contains no false or misleading statements, the Company should not be able to exclude the Proposal in reliance on Rule 14a-8(i)(3).

For the reasons discussed above in Section I, the Proposal fairly describes RALs as a predatory form of lending. Thus, the Proposal cannot be excluded on the basis that CRA-NC's assertion that RALs are predatory is false or misleading.

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[48] Office of the Comptroller of the Currency, *Money Matters: Tips on Securing A Safe And Timely Tax Refund*, Feb. 2, 2010, www.occ.treas.gov/ftp/psa/lw1704.pdf.
[49] Federal Deposit Insurance Corporation, *Expecting a Tax Refund? Beware of Costly Loans and Other Pitfalls*, Feb. 14, 2005, http://www.fdic.gov/Consumers/consumer/news/cnwin0405/tax.html.
[50] The Attorney General of California filed lawsuits against H & R Block, Jackson Hewitt and Liberty Tax Service over their promotion of RALs. H & R Block settled with the Attorney General for $4.85 million and agreed to no longer "market[] RALs as early refunds and provide[] up to $2.45 million in restitution for consumers who purchased a RAL." Press Release, Attorney General Brown Reaches Agreement with H&R Block Prohibiting Deceptive Marketing of Tax Refund Loans, State of California, Office of Att'y Gen. (Jan. 02, 2009) http://ag.ca.gov/newsalerts/release.php?id=1645&. Jackson Hewitt also settled, paying $4 million in consumer refunds plus $1 million in penalties and costs and promising to reform its practices. California v. Jackson Hewitt Inc., Jackson Hewitt Tax Service, Inc., and Tax Service of America, Inc., Stipulation of Entry to Judgment, *available at* http://ag.ca.gov/consumers/pdf/JH_Stipulation.pdf. The New York State Division of Human Rights also sued Jackson Hewitt and Liberty Tax Service for discriminatory targeting of minorities for RALs. New York State, Division of Human Rights v. Jackson Hewitt, Inc. and Jackson Hewitt Tax Service, Inc., *available at* http://www.dhr.state.ny.us/pdf/Division%20vs.%20Jackson%20Hewitt_Complaint.pdf; New York State, Division of Human Rights v. JTH Tax, Inc., and Subsidiaries, d/b/a Liberty Tax Service, *available at* http://www.dhr.state.ny.us/pdf/Division%20vs.%20Liberty%20Financial_Complaint.pdf. While these lawsuits did not involve the Company, they are evidence that the RALs market generally is fraught with the type of the concerns typically associated with predatory lending.
[51] See Appendix A for additional statements and actions made by policymakers with respect to RALs.
[52] 17 C.F.R. § 240.14a-8 (Question 7).

In addition, the Company asserts that the Proposal includes four specific statements that are false and misleading.

1. The Company asserts that the Proposal includes "the materially false and misleading allegation that the Company's APR for RALs is 77%." The Company, however, fails to satisfactorily explain why this allegation is either false or misleading. The Proposal clearly states that the Company "charges APR interest rates of 77% **when including an additional refund accounting fee for establishing a temporary bank account**" (emphasis added). The APR for the Company's RALs is 77% because a consumer cannot get a RAL without paying *origination* and temporary bank account fees, a fact that the Company admits.[53] Further, we note that all of the government reports cited in this letter that have endeavored to calculate APRs for RALs have uniformly calculated fees exactly as CRA-NC has, i.e., by including all mandatory fees in the APR calculation.[54] Thus, the statement in the Proposal is accurate on its face and not misleading.

2. The Company also argues that the Proposal's claim that RALs "provide little economic value to borrowers" is false or misleading. This argument is closely related to the Company's central assertion that RALs are not predatory. Because we have addressed this issue at length above, we will not restate the relevant facts here. It is worth noting, however, that the FDIC's Chief of Accounting and Tax Policy has observed that, "[u]nless you need [the proceeds of a RAL] for an emergency or another compelling reason, it almost never makes sense to take [a RAL]" because of their high interest rates.[55] The fact that there may be demand for RALs by unsophisticated and low-income consumers who face a desperate need to access financial resources quickly does not, contrary to the Company's suggestions, provide any evidence that RALs offer economic value to consumers.[56]

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[53] *See* JPMorgan Letter 4 (stating that "[t]he Company issues its standard RALs in return for a fixed origination fee of 1% of the amount of the RAL. . . . [plus] a separate fee charged for establishing a temporary account to receive a direct deposit of the tax refund" that is not included in the APR calculation).

[54] *See, e.g.*, GOVERNMENT ACCOUNTABILITY OFFICE, REFUND ANTICIPATION LOANS, 08-800R 1 n.1(June 5, 2008) (finding that RAL APRS ranged from 36 percent to over 500 percent, and the advertised APR of 35.6% jumped to 135% when mandatory account fees were included in the APR calculation); Federal Deposit Insurance Corporation, *Expecting a Tax Refund? Beware of Costly Loans and Other Pitfalls*, Feb. 14, 2005, http://www.fdic.gov/Consumers/consumer/news/cnwin0405/tax.html ("For the typical RAL, you can expect to pay lender fees of about $35 to $100 (depending on the size of the loan). These fees can translate to Annual Percentage Rates (APRs) of about *60 to 650 percent or more*, far above what you'd probably be willing to pay for other loans.").

[55] Federal Deposit Insurance Corporation, *Expecting a Tax Refund? Beware of Costly Loans and Other Pitfalls*, Feb. 14, 2005, http://www.fdic.gov/Consumers/consumer/news/cnwin0405/tax.html.

[56] The limited economic value of RALs is clear when they are compared to other options that allow taxpayers to gain access to tax preparation services as well as their tax refund. A 2008 Treasury Inspector General for Tax Administration study found that 16 percent of respondents with RALs waited six or more days to get their loan processed, and an additional 28 percent of respondents with RALs had to wait at least three days for access to their funds. In other words, more than 40 percent of RALs borrowers cannot access their loaned funds immediately. This is further evidence that less expensive alternatives can be just as effective in meeting a consumer's desire to obtain quick access to their refund proceeds. For example, refund anticipation checks ("*RACs*")—another product offered by the Company—also allow taxpayers to access their refund quicker than a traditional refund would allow, but with

3. The Company additionally argues that the Proposal is false or misleading because it states that "73% of RAL borrowers" were "low-income" without including a definition of the term low-income. In the context in which it was used, not only does the term low-income have a commonly understood meaning, it is defined by the IRS in connection with its SPEC database. Thus, it is not necessary that CRA-NC define it expressly in the Proposal. The statement in the Proposal with which the Company takes issue was based on data and reports available to any shareholder. The mere fact that an interested shareholder can independently verify the veracity of this statement using the IRS's SPEC database indicates that it is neither false nor misleading.

4. Finally, the Company argues that the Proposal is false and misleading because it includes the term "responsible lending," which the Company argues is vague. The current financial crisis, which was precipitated in large part by predatory mortgage lending, has made responsible lending part of the common lexicon. Because it has a commonly understood meaning, it cannot be vague. The Company essentially admits as much when it claims in its letter that it "has a long history of responsible lending practices and believes that RALs are one of its many responsibly-offered products."[57] By its own use of the term, the Company admits that responsible lending has a reasonably clear meaning and thus is neither false nor misleading.

In sum, none of the language identified by the Company is vague, false, or misleading. As a result, the Company has not met its burden of showing that the Proposal should be excluded on the basis Rule 14a-8(i)(3).

III. The Proposal Addresses an Important Matter of Social Policy

Because the Proposal raises important social policy issues regarding the Company's involvement in predatory lending practices, it should not be excluded under Rule 14a-8(i)(7) on the ground that it addresses matters of ordinary business. The Staff has recognized that shareholder proposals regarding predatory lending practices raise social policy issues so significant that they are appropriate for a shareholder vote and therefore cannot be excluded as matters of ordinary business.[58] Further, the Company concedes that shareholder proposals that

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fewer fees and no credit risk. Notably, RACs also allow taxpayers to access tax preparation services but with few of the problems associated with RALs. *See generally*, CHI CHI WU, NATIONAL CONSUMER LAW CENTER, BUILDING A BETTER REFUND ANTICIPATION CHECK: OPTIONS FOR VITA SITES (Nov. 2004). Furthermore, a taxpayer using the government's free eFile system would, at the latest, receive her tax refund a mere 7–10 days later than she would with a RAL.

[57] JPMorgan Letter 4.

[58] *See, e.g., JP Morgan Chase & Co.* (Mar. 4, 2009); *Wells Fargo & Co.* (Feb. 11, 2009); *Cash Am. Int'l, Inc.* (Feb. 13, 2008); *Bank of Am. Corp.* (Feb. 23, 2006); *Wells Fargo & Co.* (Feb. 21, 2006); *Conseco, Inc.* (Apr. 5, 2001); *Assocs. First Capital Corp.* (Mar. 13, 2000); *see also Am. Int'l Group* (Feb. 17, 2004); *Household Int'l, Inc.* (Feb. 26, 2001).

address predatory lending raise important policy issues and are not excludable under Rule 14a-8(i)(7).[59]

As discussed above in Section I, there is a clear consensus among federal and state policymakers that RALs are predatory. As a result, RALs implicate social policy issues important enough to override concerns about whether the Proposal addresses matters of ordinary business operations. Thus, the Proposal cannot be excluded under Rule 14a-8(i)(7).

CONCLUSION

The Company has the burden of establishing the applicability of any of the grounds for exclusion set forth in Rule 14a-8. In the JPMorgan Letter, the Company rests its argument principally on the contention that RALs are not predatory. The vast weight of the evidence, however, contradicts the Company's contention. The many federal and state policymakers who have investigated RALs have determined that they are a dangerous and predatory type of lending that exploits vulnerable populations. RALs are excessively expensive, they strip wealth and income from those taxpayers who can least afford it, and they leave borrowers in a worse financial position then they would have been had they used any of a number of more responsible alternatives.

The Proposal is not false or misleading and, because it addresses predatory lending, a matter of important social policy, it necessarily does not deal with a matter of the Company's ordinary business operations. Moreover, because RALs do raise significant issues that could implicate additional oversight by the Company's banking regulators and/or significant reputational risks to the Company, it is in the interests of shareholders to have the opportunity to voice their opinion on whether the Company should continue to engage in this type of predatory lending.[60]

Because the Company has not met its burden of providing a reasonable basis to exclude the Proposal, we respectfully request that the Staff deny its no-action letter request.

Sincerely,



Joel R. Skillern
Executive Director
Community Reinvestment Association of North Carolina

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[59] JPMorgan Letter 7.

[60] Over the past few months, federal banking regulators including the FDIC and OCC have taken enforcement actions that have either limited or prohibited continued RALs activity by three of the banks that were actively involved in the RALs market. As a result of these actions, the Company is one of only a very small handful of lenders still making RALs. Because the Company is now one of only a few RALs lenders left in the marketplace, it faces the possibility of increasing regulatory scrutiny and reputational risk.

Appendix Materials

1. Internal Revenue Service, National Taxpayer Advocate's 2005 Objectives Report to Congress, Volume I: Preface, Table of Contents and Most Serious Problems, (Dec. 31, 2005) (excerpt on Refund Anticipation Loans ("RALs"), pp. 162–79).
2. Internal Revenue Service, National Taxpayer Advocate's 2007 Objectives Report to Congress, Volume II: The Role of the IRS In The Refund Anticipation Loan Industry, (June 30, 2006).
3. Internal Revenue Service, *Return Preparer Review*, Publication 4832 (Rev. 12-2009) Catalog Number 54419P, (Dec. 2009) (announcing the IRS will "convene a working group to review the refund settlement product industry").
4. Internal Revenue Service, Press Release, *IRS Proposes New Regulation, Testing and Continuing Education Requirements for Tax Return Preparers not Already Subject to Oversight*, (Jan. 4, 2010).
5. Internal Revenue Service, *Examples of Questionable Refund Program (QRP) Investigations – Fiscal Year 2009*, (Dec. 22, 2009) (offering 49 examples of "questionable refund investigations" initiated by the IRS in 2009, of which nine (18 percent) involved RALs).
6. Department of Treasury, Internal Revenue Service, *Guidance Regarding Marketing of Refund Anticipation Loans (RALs) and Certain Other Products in Connection with the Preparation of a Tax Return*, 73 Fed. Reg. 1131, 1132 (Jan. 7, 2008) (RALs "provide tax preparers with a financial incentive to take improper tax return positions in order to inappropriately inflate refund claims. In general, RAL amounts are capped by the amount of the refund claimed on a tax return. Therefore, a preparer who inappropriately inflates the amount of a refund is able . . . to collect a higher fee.").
7. Government Accountability Office, *Refund Anticipation Loans*, 08-800R (June 5, 2008).
8. Form 8-K of Pacific Capital Bancorp (filed Dec. 24, 2009) (disclosing that its regulator, the Office of the Comptroller of Currency, had barred the Company from purchasing, originating, or holding RALs.).
9. Exhibit 99.1 of the Form 8-K of Pacific Capital Bancorp (filed Dec. 24, 2009): Press Release announcing that the Office of the Comptroller of Currency had barred the Company from originating any RALs during 2010.
10. Office of the Comptroller of Currency, *Money Matters: Tips on Securing A Safe And Timely Tax Refund*, (Feb. 2, 2010), www.occ.treas.gov/ftp/psa/lw1704.pdf
11. Office of the Comptroller of Currency, *Refund Anticipation Loans*, (Feb. 20, 2010) available at http://www.occ.treas.gov/ftp/psa/lw1705.pdf.
12. Republic Bank & Trust Co., Federal Deposit Insurance Corporation Order to Cease and Desist ¶ 2009-02-10, FDIC-08-308b (Feb. 27, 2009).
13. Form 8-K of Republic Bancorp, Inc., (filed Dec. 31, 2009), in which the Company discloses that its regulator, the Federal Deposit Insurance Corporation, had requested that they meet "to review the future viability of [Republic's] Refund Anticipation Loan program."
14. Federal Deposit Insurance Corporation Consumer News, Winter 2004 / 2005, *Expecting a Tax Refund? Beware of Costly Loans and Other Pitfalls.*

15. Department of Defense, *Limitations on Terms of Consumer Credit Extended to Service Members and Dependents; Final Rule*, 72 Fed. Reg. 50,580 (Aug. 31, 2007).
16. Department of Defense, News Release, *New DoD Predatory Lending Regulation Takes Place*, (Oct. 1, 2007) (describing the Final Rule announced at 72 Fed. Reg. 50,580 (Aug. 31, 2007)).
17. New York State Department of Taxation and Finance, Office of Tax Policy Analysis Taxpayer Guidance Division, *Consumer Bill of Rights Regarding Tax Preparers*, (Nov. 20, 2008) (describing New York General Business Law Article 24-C § 372, "Consumer Bill of Rights Regarding Tax Preparers").
18. New York State Department of Taxation and Finance, Press Release, *New Law Moves Toward Regulation Of Tax Preparer Industry Some Preparers And Refund Anticipation Loan Facilitators Must Now Register with NYS*, (Nov. 19, 2009) (describing the Consumer Bill of Rights Regarding Tax Preparers as "a new law aimed at curbing the unscrupulous behavior of some individuals and businesses that prepare tax returns, or facilitate refund anticipation loans offered to clients.").
19. *New York State, Division of Hunan Rights v. Jackson Hewitt, Inc.*, (Jan. 17, 2008), available at http://www.dhr.state.ny.us/pdf/Division%20vs.%20Jackson%20Hewitt_Complaint.pdf (alleging that RALs "often include exorbitant fees and costs, and rates of up to 700% annualized, stripping New Yorkers of millions of dollars each year, even though tax payers can receive their refunds from the IRS, at no cost, usually within a week to ten days of filing").
20. Statement of Jamie Woodward, Acting Director, New York State Department of Taxation and Finance, Internal Revenue Service Tax Return Preparer Review Public Forum, (Sept. 2, 2009) (urging consideration of "regulating the terms of refund anticipation loans through the regulation of the preparers themselves").
21. Talking Points of Wallace A. Eddleman, Assistant Director: Legal, Office of the Comptroller of Maryland, Internal Revenue Service Tax Return Preparer Review Public Forum, (Sept. 2, 2009) (describing the sale of RALs as "predatory behavior").
22. Steven L. Antonakes, Commissioner of Banks for the Commonwealth of Massachusetts, Testimony to U.S. House Financial Services Committee, *Proposals to Enhance the Community Reinvestment Act*, (Sept. 16, 2009) (describing RALs as "gouging" consumers) http://www.house.gov/apps/list/hearing/financialsvcs_dem/antonakes.pdf.
23. New York City Department of Consumer Affairs, Press Release, *New York City Department of Consumer Affairs Announces Citywide Enforcement Sweep of Income Tax Preparers*, (Feb. 5, 2009) (describing RALs as "predatory").
24. Office of the Governor of Illinois, Immediate Release, *Governor Quinn Cracks Down on Predatory Refund Anticipation Loans*, (Nov. 23, 2009).
25. Office of the Illinois State Treasurer Alexi Giannoulias, Press Release, *Giannoulias: Beware of refund anticipation loans*, (Feb. 10, 2009).
26. Office of the Attorney General of Connecticut, Press Release, *Blumenthal, Sen. Duff and Rep. Barry Seek Protections Against Predatory Tax Refund Anticipation Loans*, (Jan. 23, 2009).

27. Office of the Attorney General of California, News Release, *Attorney General Lockyer Announces $5 Million Settlement with Jackson Hewitt to Resolve Suit Alleging Unlawful Practices in Pushing High-Cost Loans – Consumers Who Bought Refund Anticipation Loans to Receive $4 Million in Restitution*, (Jan. 3, 2007).
28. Elizabeth Warren, Chair of the Congressional Oversight Panel to the TARP Program, Testimony to U.S. House Financial Services Committee, *Regulatory Restructuring: Enhancing Consumer Financial Products Regulation*, (Jun. 24, 2009) ("With respect to another consumer credit product, the tax refund anticipation loan, approximately 50% of survey respondents were not aware of the fees charged by the lender."). http://www.house.gov/apps/list/hearing/financialsvcs_dem/warren_testimony.pdf.
29. U.S. Representative Xavier Becerra, Vice Chair of the U.S. House Democratic Caucus, Press Release, *Rep. Becerra Announces New Legislation to Protect Low-Income Taxpayers from $1.5 Billion Drain*, (Mar. 19, 2004) (describing RALs as "an abuse").
30. Texas State Representative Mike Villarreal, Immediate Release, *Villarreal Cautions Consumers on Tax Refund Anticipation Loans (RALs)*, (Feb. 2, 2009).
31. Jonathan B. Mintz, Commissioner, New York City Department of Consumer Affairs, *The Top 10 Financial Products and Services that must be Regulated in 2010*, Huffington Post, (Jan. 28, 2010) (listing RALs as second on the "Top 10 Must-Regulate" list).
32. Tony Pugh, *Tough Times could boost tax refund loans*, McClatchy Newspapers, (Jan. 31, 2010), 2010 WLNR 2117806.
33. Allison Torres Burtka, *California Settles Case over Deceptive Refund Anticipation Loans*, Trial, (Mar. 2009), 45 – Mar Trial 20.
34. Christina Good, *Thinking RAL? Think again*, Cherokee Phoenix & Indian Advoc. 9, (Jan. 1, 2010) 2010 WLNR 1132144.
35. Tracy Turner, *Refund loans a costly option*, The Columbus Dispatch, (Jan. 31, 2010) 2010 WLNR 2069577.
36. Bill Alpert, *The Threat to a Lender of Last Resort*, SmartMoney, (Nov. 13, 2008) available at http://www.smartmoney.com/investing/stocks/The-Threat-to-a-Lender-of-Last-Resort/
37. Maria Aspan, *Tightening Screws on Tax Refund Anticipation Loans*, American Banker (Jan. 12, 2010).
38. US Federal News, *Gov. Quinn Cracks Down on Predatory Refund Anticipation Loans*, (Dec. 2, 2009) 2009 WLNR 24278016.
39. Sheryl Harris, The Plain Dealer, "IRS taking closer look at refund anticipation loans," (Jan. 4, 2010).

PROBLEM TOPIC #8 MOST SERIOUS PROBLEM: REFUND ANTICIPATION LOANS: OVERSIGHT OF THE INDUSTRY, CROSS-COLLECTION TECHNIQUES, AND PAYMENT ALTERNATIVES

RESPONSIBLE OFFICIALS

Bert Dumars, Director, Electronic Tax Administration

Cono R. Namorato, Director, Office of Professional Responsibility

David R. Williams, Director, Earned Income Tax Credit Office

DEFINITION OF PROBLEM

The IRS contributes to the demand for Refund Anticipation Loans (RALs) by not offering an alternative method for taxpayers to obtain tax refunds quickly and at zero cost. Moreover, the IRS assists RAL providers by offering the Debt Indicator (DI). Although the DI program benefits taxpayers, the IRS needs to review its operation to properly balance competing tax administration concerns.

The IRS does not meaningfully review RAL marketing practices during e-file monitoring visits to Electronic Return Originators (EROs). This issue is of particular concern because many EROs have financial incentives to market RALs, and under IRS guidelines can own up to 49 percent of the RAL product. Further, the high rate of sanctions imposed during these visits indicates that the IRS needs to strengthen its oversight of EROs.

While RAL agreements may fully disclose the cross-collection practices of the banks that issue the loans, it is unclear whether RAL customers fully understand the ramifications of their consent to these practices. It is also questionable whether these provisions are enforceable under modern contract principles.

> Example: Taxpayer (T) goes to Tax Preparer (P) in February 2005 to prepare and file his 2004 federal income tax return. P prepares the return and determines that T is due a $3,000 refund. After P explains the various options available for filing and refund delivery, T chooses to purchase a RAL and signs all of the necessary disclosure and loan documents provided by the bank (B) associated with P. Once approved, T would receive loan proceeds of $2,780 – the $3,000 refund amount minus total fees of $220, which includes $120 for tax preparation, $75 for a bank finance charge and $25 for the bank account set-up fee.
>
> When the IRS receives T's return, it sends a Debt Indicator to P showing that T has no outstanding federal or certain other debts, and B releases the loan proceeds to T.
>
> While processing T's electronically filed return, the IRS finds a math error and does not pay the entire refund to B. B's collections department notifies T that he is bound by the terms of the RAL agreement and must repay the loan. Based on T's financial condition, T arranges to repay the loan over a period of two years, with a finance charge accruing at a rate of 1.5 percent per month.

In February 2006, T visits a different tax preparer, P2, to prepare his 2005 federal return and purchases another RAL from the bank (B2) associated with P2. After all the documents have been signed, B2 transmits to T only $2,000 of the expected $3,000 RAL proceeds, pursuant to the cross-collection provision in B2's standard loan agreement. B2 forwards the remaining $1,000 RAL proceeds to B.

ANALYSIS OF PROBLEM

Background

Description of RALs[1]

A refund anticipation loan (RAL) is a short-term loan based on the taxpayer's anticipated income tax refund. The taxpayer borrows against all or part of his or her expected refund and is responsible for paying the loan in full, no matter how much of the anticipated refund the IRS actually provides. Banks issue RALs, but commercial tax preparation businesses facilitate or broker the products. Before transferring any funds to the taxpayer, the bank first deducts fees for return preparation, filing, finance charges, and processing. The taxpayer receives the balance of the refund by check, direct deposit, debit card, or as a down payment on a good or service. Once the IRS issues the actual refund, the IRS transfers the funds directly to the bank to repay the loan.[2]

Demand for RALs

After increasing from tax years 1999 to 2001, the demand for RALs declined for tax year 2002 and rose slightly for tax year 2003.[3] As of the end of April 2005, the IRS received approximately 10.7 million RAL indicators on tax year 2004 individual income tax returns.[4] In contrast, the IRS received approximately 13.5 million RAL indicators for tax year 2002 individual returns. However, the 2002 and 2005 data are not necessarily comparable. The 2002 RAL indicator figure includes Refund Anticipation Checks

[1] Additional bank products, including refund anticipation checks (RACs) and debit cards, are discussed in the following pages.

[2] Alan Berube, Anne Kim, Benjamin Forman, and Megan Burns, *The Price of Paying Taxes: How Tax Preparation and Refund Loan Fees Erode the Benefits of the EITC*, The Brookings Institution and The Progressive Policy Institute, 5 (May 2002); Gregory Elliehausen, Senior Research Scholar, Credit Research Center, McDonough School of Business, Georgetown University, *Consumer Use of Tax Refund Anticipation Loans*, Monograph No. 37, 1 (Apr. 2005).

[3] The nationwide usage of RALs declined by approximately 4.3 percent between tax years 2001 and 2002, with a usage in tax year 2001 of 14.1 million and a usage of approximately 13.5 million in tax year 2002 (4.3 percent decline). RAL Indicators rose to 13.8 million in tax year 2003. The overall decline in RAL usage among Non-EITC taxpayers was approximately 7.9 percent during this period. In contrast, the percentage of decline among EITC taxpayers was only approximately 1.9 percent. Alan Berube and Tracy Kornblatt, The Brookings Institution, *Step in the Right Direction: Recent Declines in Refund Usage Among Low-Income Taxpayers* (Apr. 2005); IRS Compliance Data Warehouse, Individual Returns Transaction File (Tax Years 2002, 2003, 2004) and IRS ETA Data: RAL Indicator (Tax Years 2002, 2003, 2004).

[4] PowerPoint Presentation to the Senior Leadership Team, Refund Anticipation Loans (RALs), 9 (June 2005); Draft RAL Anticipation Loans (RALs) PowerPoint Presentation, 5 (Oct. 24, 2005).

or RACs, which are described in more detail below, and although the 2005 data was intended to include only RALs, the IRS has acknowledged that the data still includes an unquantifiable number of RACs.[5]

A recent study conducted by the McDonough School of Business at Georgetown University found that over 75 percent of calendar year (CY) 2004 RAL customers were either (1) under the age of 45 and married with children or (2) unmarried (any age) with children. Approximately 74 percent of CY 2004 RAL customers had a lower or moderate household income (under $39,999). Further, the study showed that many RAL customers have limited ability to borrow because their current resources are constrained, and they use the loan proceeds to resolve a specific problem such as bills or unexpected expenses.[6]

RALs are attractive to taxpayers for a variety of reasons, including the following[7]:

- **Quick Turnaround Time.** One main reason taxpayers enter into RALs is the quick turnaround time associated with these products. Taxpayers can receive the loan proceeds as soon as an hour after transmission.[8] Taxpayers value this feature of RALs if they have a real or perceived immediate financial need.
- **The Unbanked.** Taxpayers may be unable to receive their tax refunds via direct deposit because they do not have bank accounts. To the "unbanked," a RAL may seem like the only way to receive a quick tax refund.
- **Payment of Preparation and Filing Fees.** Taxpayers who are unable to pay tax preparation fees may also choose a RAL product, because the loan proceeds are first applied to the tax preparation fees.[9]

Costs

RAL fees combined with return preparation and electronic filing fees significantly reduce a taxpayer's refund.[10] For example, at H&R Block's corporate owned offices, the

[5] ETA Response to TAS Information Request (Aug. 25, 2005).

[6] Gregory Elliehausen, Senior Research Scholar, Credit Research Center, McDonough School of Business, Georgetown University, *Consumer Use of Tax Refund Anticipation Loans*, Monograph No. 37, 40-50, 59-66 (Apr. 2005) (This study, which analyzed the findings of a national telephone omnibus survey, was supported, in part, by a grant from Jackson Hewitt Tax Services).

[7] *Id.* at 1.

[8] H&R Block, Inc., 10-K (Apr. 30, 2003).

[9] Tax Related Financial Products Can be Costly: Field Hearing Before the U.S. Senate Committee on Homeland Security and Governmental Affairs, Permanent Subcommittee on Investigations, 109th Cong. (Apr. 15, 2005) (Statement of Robert A. Weinberger, H&R Block).

[10] RALs are similar to payday loans, which are short-term cash loans based on personal checks held for future deposit or electronic access to the borrower's bank account. Borrowers write a personal check for the amount borrowed plus the finance charge and receive cash. Lenders hold the personal checks until the next payday when payment is due. Borrowers can redeem the check for cash, allow the check to be deposited, or pay the finance charge to roll the loan over for another pay period. Payday loans range from $100 to $500 and have average terms of about 14 days. *See Loan Sharks in the Water: Payday Lending*, at http://www.nypirg.org/consumer/payday/default.html) (last viewed on Oct.13, 2005). Typical annual percentage rates (APR) for payday loans range from 391 percent to 443 percent. Keith Ernst, John Farris, Uriah King, *Quantifying the Economic Cost of Predatory Payday Lending*, The Center for Responsible Lending 3 (Dec. 2003).

bank's loan fee on a $3,000 loan amounts to $99.95 with a 114 percent annual percentage rate (APR), in addition to the tax preparation, filing and loan processing fees.[11]

Existing Alternatives

Taxpayers who are due a refund have the following alternatives to RAL products.

Filing Without Purchasing a Product. The taxpayer may choose to file the return without purchasing a product to expedite the refund. Each of the following options has a different turnaround time, but these periods will likely decrease as the IRS further implements the Customer Account Data Engine (CADE), which has the potential to deliver refunds more rapidly: [12]

- *E-File/Direct Deposit.* The quickest method of receiving a refund is to electronically file the return and direct the IRS to deposit the refund into the taxpayer's bank account. This option allows the taxpayer to receive the refund in as little as 10 days.
- *E-File / Paper Check.* If the taxpayer e-files and directs the IRS to send a paper check, the refund will be issued within three weeks after the acknowledgement date.
- *Paper Filing / Direct Deposit.* If the taxpayer files by paper and chooses to receive the refund by direct deposit, the taxpayer will receive the funds within approximately five weeks from the date the IRS receives the return.
- *Paper Filing / Paper Check.* The slowest way to obtain a refund is to file a return by paper and choose to receive a paper check in the mail. Here, the taxpayer will receive the funds within six weeks of the date the IRS receives the return.

Refund Anticipation Checks (RACs). A RAC is a non-loan alternative to RALs. With a RAC, the bank sets up a temporary account to receive the refund. Once the refund is deposited into this account, the bank deducts return preparation, filing, and bank processing fees before disbursing the remainder of the funds to the taxpayer. RAC bank processing fees average approximately $28. While the RAC carries little or no risk for the bank, the tax return preparer is at risk because the preparation and filing fees will not be paid if the refund is not received. Preparers compensate for this risk in their pricing structure. Unbanked taxpayers may incur additional fees to cash their checks.[13]

Debit Cards. Preparers are beginning to offer prepaid debit cards as another option for unbanked taxpayers. Debit cards allow the taxpayer to receive the refund in approximately one to two weeks, which is no different than the e-file/direct deposit option described above. These cards usually have an initial sign-up fee of approximately $25 as

[11] Tax Related Financial Products Can Be Costly: Field Hearing Before the U.S. Senate Committee on Homeland Security and Governmental Affairs, Permanent Subcommittee on Investigations, 109th Cong., (Statement of Robert A. Weinberger, H&R Block). (Apr. 15, 2005).

[12] IRS Pub. 17, *Your Federal Income Tax* 11 (2004); IRS, *Topic 152-Refunds-How Long They Should Take,* at http://www.irs.gov/taxtopics/tc152.html; IRS, *IRS e-file and Direct Deposit Continue to Outpace Last Year's Results,* at http://www.irs.gov/newsroom/article/0,,id=136599,00.html.

[13] RAL Industry Briefing to the National Taxpayer Advocate (Oct. 27, 2004).

well as additional transaction fees. Opponents of this method have raised concerns that such cards do little to encourage saving.[14]

IRS Drives the Demand

The IRS must take responsibility for driving taxpayers to purchase RALs. The IRS influences the demand for bank products by: (1) failing to deliver refunds in the quickest manner possible and (2) failing to provide RAL and RAC alternatives for the "unbanked."

Delays in Refund Delivery

Currently, if a taxpayer does not purchase a bank product, the quickest way to receive a tax refund is to file electronically and request a direct deposit into a bank account. As discussed above, the refund turnaround time for this method is as few as 10 days.[15] In fact, with the implementation of the Customer Account Data Engine (CADE), the IRS can turn around a refund within two to three days, but pursuant to its Revenue Protection Strategy (RPS), the IRS first runs the refunds through Criminal Investigation screens and the Dependent Database, increasing the turnaround time to five days.[16] For taxpayers who purchase bank products due to the speed of the refund turnaround time, shortening the time to three days might make a world of difference, especially if the taxpayers are sufficiently informed about their options and the cost of alternatives. Given that the RPS delays the delivery of refunds, competing tax administration concerns contribute to the demand for RALs. It is incumbent on the IRS, then, to review the timeframes for RPS screening and shorten them as much as possible.

Offering Alternatives for the Unbanked

The IRS also drives "unbanked" taxpayers to bank products by not offering these taxpayers a method of receiving refunds that does not involve a bank account. Further, given the high demand for RAL products by Earned Income Tax Credit (EITC) recipients,[17] the IRS and the Department of Treasury need to develop alternative means of refund

[14] Caroline E. Mayer, *Preparers Moving to Tax-Refund Debit Cards*, Washington Post, F01 (Apr. 10, 2005).

[15] IRS Pub. 17, *Your Federal Income Tax* 11 (2004).

[16] Draft RAL Anticipation Loans (RALs) PowerPoint Presentation, 5 (Oct. 24, 2005).

[17] Over 61 percent of RALs processed in 2005 included EITC funds. In tax year 2002, approximately 57 percent of RAL customers were EITC recipients. IRS Compliance Data Warehouse, Individual Returns Transaction File (Tax Years 2002, 2003, 2004); IRS ETA Data: RAL Indicator (Tax Years 2002, 2003, 2004); Alan Berube and Tracy Kornblatt, The Brookings Institution, *Step in the Right Direction: Recent Declines in Refund Usage Among Low-Income Taxpayers* (Apr. 2005). Further, in a recent Brookings Institution study focusing on Cleveland taxpayers for Tax Year 2002, 47 percent of EITC claimants purchased RALs and ten percent of taxpayers without EITC purchased RALs. Alan Berube, *Connecting Cleveland's Low Income Workers to Tax Credits*, Presented at the Levin College Forum, available at http://www.brookings.edu/metro/speeches/20050113_connectingcleveland.htm, 17 (Jan.13, 2005). Proponents of RALs state that the data provided by IRS actually combines RALs and Refund Anticipation Checks (RACs) and that at least one-half of the number of RAL customers in the IRS data actually received RACs. RAL Industry Briefing to the National Taxpayer Advocate (Oct. 27, 2004). However, the IRS has no way to verify these claims that are based on data collected by the RAL/RAC industry.

delivery to ensure that taxpayers do not unnecessarily spend EITC benefits on high fees. Two methods worthy of serious consideration are Electronic Benefit Transfer (EBT) and Electronic Transfer Accounts (ETA):

Electronic Benefits Transfer (EBT): As the name implies, Electronic Benefits Transfer (EBT) is the electronic transfer of public entitlement payments, such as welfare or food stamps. This delivery system is replacing paper food stamps in all 50 states, the District of Columbia, and three territories (Puerto Rico, the U.S. Virgin Islands, and Guam).[18] Individuals who receive food stamps access those benefits at Point of Sale (POS) terminals at retailers. EBT has also been expanded to other assistance programs involving cash benefits, such as Temporary Assistance to Needy Families (TANF), and Women, Infants and Children (WIC). EBT systems typically involve issuing a benefit card, resembling a debit card or stored-value card, which the recipient can use together with a personal identification number (PIN) to access benefits through an electronic network, such as ATMs.[19]

An EBT system could deliver EITC benefits and keep the associated fees low, as is the case with other programs using this method of delivery.[20] Further, the IRS could deliver the non-EITC portion of refunds through a similar stored-value card format.

The private sector also uses stored value cards to serve the unbanked. For example, an increasing number of employers have replaced paper paychecks with electronic payroll cards, a mechanism by which an employee's pay is loaded on a stored-value card. A Celent Communications study estimates that 10 percent of unbanked households were

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[18] USDA, FNS, *The Food Stamp Program State by State EBT Map*, at: http://www.fns.usda.gov/fsp/ebt/ebt_map.htm (Jul. 2004).

[19] Food stamps are only available to purchase food at POS terminals while recipients can access cash benefits at ATMs. Michael A. Stegman, et. al., *The State of Electronic Benefit Transfer (EBT)*, Center for Community Capitalism: Chapel Hill, NC, December 2003, 5-7; Federal Reserve Bank of Chicago, Consumer Information: *Electronic Money*, available at http://www.chicagofed.org/consumer_information/electronic_money.cfm. See *Stored Value Cards: An Alternative for the Unbanked?*, available at http://www.ny.frb.org/regional/stored_value_cards.html.

[20] For example, the U. S. Department of Agriculture regulates the EBT of food stamps by preventing state agencies from charging food stamp retailers any fees associated with the EBT of food stamps. Food Stamp Act, §7(h)(2), 7 U.S.C. § 2016(h)(2). Currently, USDA regulations prohibit merchants from charging fees and surcharges on purchases made with electronic food stamps. However, these regulations do not apply to non-food stamp benefits like TANF. Excluding New Mexico, all states that deliver cash benefits (like TANF) allow EBT vendors to restrict the number of allowable free cash transactions. Many states offer four free ATM transactions per month to a recipient. After that, the EBT vendor is allowed to charge fees. In most states the vendor fee is $ 0.85 or $ 1.00. In many states, recipients can get cash back from their (non-food stamp) benefits at a POS machine at a grocery store; again, many states offer a number of free transactions and then charge for transactions above that number. Michael A. Stegman, et. al., *The State of Electronic Benefit Transfer (EBT)*, Center for Community Capitalism: Chapel Hill, NC, 19 (December 2003), Joulia Dib, et. al, *Electronic Benefit Transfer (EBT) Programs: Best Practices to Serve Recipients*, Consumers Union, August 2000, 27-28.; *See Electronic Benefit Transfer (EBT) Programs in the States*, at http://www.consumer-action.org/english/canews/1998_July_EBT-eft/index.php#topic_06 (last viewed on Oct. 17, 2005). As a direct Federal payment to the taxpayers, the U.S. government could set terms for EBT vendor transactions by contract with the vendors (*e.g.*, the services provided for free or for additional charges).

using payroll cards in 2002, with the number expected to rise to 30 percent in 2005.[21]

Payroll cards benefit both employers and employees. For employers, payroll cards facilitate payments to employees who do not make use of direct deposit, including the unbanked, and reduce the cost of replacing lost or stolen paychecks. Employees benefit by not having to pay check-cashing fees. They may also be able to manage their cash flow better by not having to cash out their entire paychecks at once.[22] However, some consumer advocates say the cards simply transfer costs from employer to employee. While the first withdrawal of each pay period is typically free, cardholders do incur fees for any number of transactions, such as opening or maintaining an account, ATM withdrawals, balance inquiries, purchase transactions and increasing the card balance. Nonetheless, the accumulation of fees on payroll cards is still significantly lower than check cashing fees, and individuals can learn how to avoid certain fees through outreach and education.[23]

Expand electronic transfer accounts (ETA) eligibility to include EITC benefits. Electronic Transfer Accounts (ETA) are low-cost bank or credit union accounts set up to receive benefits. Participating federally insured financial institutions make ETAs available to individuals who receive federal benefits, wages, salaries, or retirement payments. The account allows recipients to receive federal payments (except tax refunds) electronically in accordance with the Electronic Funds Transfer (EFT) provision of the Debt Collection Improvement Act of 1996 (DCIA).[24] Linking EITC and other tax refunds to low-cost bank accounts may (1) facilitate account ownership among the unbanked, (2) integrate these taxpayers into the financial mainstream, (3) encourage saving, and (4) promote asset purchase.[25]

Free File

The IRS currently allows members of the Free File Alliance to market RALs and other products through the Free File electronic filing program. The agreement reached between the Free File Alliance and the IRS on October 25, 2005 allows alliance

[21] Ellen Seidman, Jennifer Tescher, *From Unbanked to Homeowner: Improving the Supply of Financial Services for Low-Income, Low-Asset Customers*, Presented at "Building Assets, Building Credit: A Symposium on Improving Financial Services in Low-Income Communities," organized by the Joint Center on Housing Studies at Harvard University, 16 (Nov. 18, 2003).

[22] Federal Reserve Board, *U.S. Consumers and Electronic Banking, 1995-2003* at http://www.federalreserve.gov/pubs/bulletin/2004/winter04_ca.pdf 5 (Jan. 1, 2004).

[23] Barbara Kiviat, *Bye Bye Paycheck*, Time, at http://www.time.com/time/insidebiz/printout/0,8816,493290,00.html (Oct. 6, 2003); OCC, *Payroll Cards: An Innovative Product for Reaching the Unbanked and Underbanked*, at http://www.occ.treas.gov/cdd/payrollcards.pdf 11 (Jun. 2005). Moreover, with respect to tax refunds, the Federal government can establish the fee schedule as part of the agreement with EBT vendors.

[24] Debt Collection Improvement Act of 1996 (DCIA), Pub L. No. 104-34, § 31001, 110 Stat. 1321-358. *See Electronic Transfer Accounts: Common Questions*, available at http://fms.treas.gov/eta/questions.html.

[25] Sondra G. Beverly, et al., *Linking Tax Refunds and Low-Cost Bank Accounts: Findings from the Extra Credit Savings Program*, 31 (Sept. 2001) (Describing the results from the Shore Bank Study).

participants to market RALs with the following additional requirements:[26]

- Free return preparation and filing cannot be contingent on purchasing a RAL;
- RAL offers must contain "clear language" disclosing terms to taxpayers; and
- Pursuant to a new "consent measure," vendors must obtain the consent of the customer before offering a RAL.

No matter how many disclaimers the IRS posts on the Free File website, taxpayers could easily get the impression that the tax software, as well as any products cross-marketed through the software, has received the "IRS stamp of approval."[27]

Debt Indicator Program

The IRS plays a significant role in making RAL products less risky for banks and loan retailers by offering the Debt Indicator (DI) program. With the taxpayer's consent, DI signals to participating authorized IRS e-file providers whether taxpayers' refunds will be reduced by outstanding tax liabilities or other debts. For example, the IRS could schedule such offsets for previously assessed liabilities, or by the federal government's Financial Management Service (FMS) for child support or federal debts such as student loans.[28] Participating providers use the program to evaluate the eligibility of taxpayers applying for RALs. The taxpayer must sign a consent form for the Debt Indicator program to disclose information to the provider.[29]

The IRS facilitates RAL transactions when it discloses Debt Indicator information to RAL providers to determine a customer's eligibility for a RAL. Given the high cost of RALs and the below-discussed high sanction rate of EROs, the IRS needs to assess whether the perceived benefits of the program outweigh the risk of the inevitable and reasonable perception that the agency implicitly endorses RAL transactions.[30] The

[26] Allen Kenney, *IRS, Industry Reach Agreement on Free File*, Tax Analysts Tax Notes Today, 2005 TNT 206-2 (Oct. 26, 2005).

[27] *Free Electronic Filing and National Taxpayer Advocate Annual Report:* Hearing Before the Subcomm. on Oversight of the House Comm. on Ways and Means, 108th Cong. 29 (2003). Rep. Pomeroy stated, "I am interested in when the Commissioner said there is no express or implicit endorsement of products, the fact that there is a public-private partnership and you can access these vendors through the IRS Web site leaves me a little concerned that there may be an implicit statement by the IRS that these are appropriate products, and yet there does not seem to be an active review of whether the products are indeed appropriate. So, maybe we can install that going forward."

[28] IRC § 6402(d). Notice 99-58, 1999-2 C.B. 693, 1999-51 I.R.B. 693 (Dec. 20, 1999); IRS Communications and Liaison, Operations Flash, *Direct Deposit Indicator, 2000-6* (Dec. 10. 1999).

[29] The IRS requires tax preparers who receive the Debt Indicator to have return preparation software that includes a mandatory consent to disclose the debt indicator. IRS Publication 3614, Application for Memorandum of Agreement - Debt Indicator; Notice 99-58, 1999-2 C.B. 693, 1999-51 I.R.B. 693 (Dec. 20, 1999). However, it is unclear whether preparers adequately explain the arrangement and whether taxpayers feel compelled to consent in order to get their money quickly.

[30] The IRS believes the program (1) significantly increases electronic filing, (2) increases service to taxpayers, (3) decreases RAL fees, and (4) assists RAL lenders in identifying fraudulent returns. Amy Hamilton, *Taxwriters Zeroing in on Rapid Refund Loans*, Tax Analysts Tax Notes Today, 2001 TNT 67-3 (Apr. 5, 2001); Notice 99-58, 1999-2 C.B. 693, 1999-51 I.R.B. 693 (Dec. 20, 1999).

National Taxpayer Advocate is aware that the Debt Indicator Program may keep RAL bank fees lower by reducing the associated risk to the banks.[31] Further, the program benefits all taxpayers who e-file by informing them of outstanding federal and certain other debts.[32] Thus, before deciding to continue or terminate the program, the IRS should evaluate the potential impact of termination on taxpayers as well as on refund fraud, RAL fees, and e-file rates.

Inadequate Oversight by the IRS

The IRS denies any responsibility for the oversight of the RAL industry.[33] Despite this claim, Publication 1345, *Handbook for Authorized IRS e-file Providers of Individual Income Tax Returns,* lists several requirements to which authorized IRS e-file providers must adhere to avoid sanctions, including (1) certain communications to taxpayers to ensure that they are well informed about the terms and fees of the RAL, (2) fee restrictions, and (3) advertising standards, as well as a number of administrative rules not directly pertaining to RALs.[34]

The IRS has the authority to either issue a warning or sanction a violation of Publication 1345, the latter of which could entail a written reprimand or the suspension or expulsion of the ERO from the e-file program.[35] The Small Business / Self-Employed Operating Division (SB/SE) conducts e-file monitoring visits at ERO establishments to

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31 When the IRS eliminated the program in 1995, RAL fees increased and e-filing decreased by approximately 16 percent. PowerPoint Presentation to the Senior Leadership Team, *Refund Anticipation Loans (RALs)* 7 (Jun. 2005).

32 In fact, 84 percent of e-filers did not request a RAL in 2005. Draft RAL Anticipation Loans (RALs) PowerPoint Presentation, 15 (Oct. 24, 2005); Information Provided to TAS and Taxpayer Advocacy Panel (Sept. 23, 2005).

77-78

33 Publication 1345, *Handbook for Authorized IRS e-file Providers of Individual Income Tax Returns,* states:

> The IRS is in no way involved in or responsible for RALs. All parties to RAL agreements, including electronic return originators (EROs), must ensure that taxpayers understand that RALs are interest bearing loans and not substitutes for a faster way of receiving a refund. The ERO should advise the taxpayer that if a Direct Deposit is not received within the expected time frame for whatever reason, the taxpayer may be liable to the lender for additional interest on the RAL. The Service has no responsibility for the payment of any fees associated with the preparation of a return, the transmission of the electronic portion of a return, or a RAL.

IRS Pub.1345, *Handbook for Authorized IRS e-file Providers of Individual Income Tax Returns* 50-52 (Rev. 01-2001). In a response to a Taxpayer Advocacy Panel Elevated Recommendation, the IRS noted that three locations within the Free File website inform taxpayers that they are under no obligation to purchase or use products and or services made available by Alliance members. Taxpayer Advocacy Panel Annual Report 19 (Dec. 31, 2004).

34 IRS Pub. 1345, 44-45. *See also* Pub. 1345A, *Filing Season Supplement for Authorized IRS e-file Providers: Tax Year 2004,* 15.

35 Rev. Proc. 2000-31, 2000-31 I.R.B. 146, § 7. To become an ERO, an applicant must submit to a suitability check that covers all principals of his or her firm and all responsible officials listed on Form 8633, *Application to Participate in the IRS e-file Program.* A suitability check may entail an FBI criminal background check, a credit history review, an IRS records search to ensure a history of tax compliance, and/or a history check for prior non-compliance in IRS electronic filing programs. *See* Internal Revenue Service, Publication 3112, *The IRS e-file Application Package* (Rev. 08- 2003); Internal Revenue Service, Publication 1345, *Handbook for Authorized IRS E-File Providers of Individual Income Tax Returns,* 77-78 (Rev. 2001).

verify compliance with Publication 1345 as well as Revenue Procedure 2000-31.[36] The ERO Visitation Checksheet, which SB/SE employees use during visits, asks a series of questions including two significant RAL-related ones: (1) "How do you inform the client that the bank product is a loan?" and (2) "Do you assist your clients in the negotiation/cashing of their refund check or RAL?" There is no indication on the checksheet that the visitation confirms the actual procedures followed with respect to the communication of RAL terms, fees, or alternatives.[37] Further, once an ERO is found to be noncompliant, the sanctions imposed are nonmonetary and in many cases allow the ERO to continue preparing returns and marketing RALs.[38]

During the 2004 calendar year, more than 197,000 EROs were registered with the IRS and approximately 142,000 of them filed at least one Form 1040, *Individual Income Tax Return*. During the same period, SB/SE conducted 1,294 visits, which resulted in the following warnings and sanctions:[39]

TABLE 1.8.1, ERO SANCTIONS AND WARNINGS FOR 2004

Sanctions	Quantity	Warnings	Quantity
Written Reprimands	154		
Recommended Suspensions	244	Warnings	224
Immediate Suspensions	31		
Total Sanctions	429	Total Warnings	224

This data indicates that approximately 33 percent of the EROs visited (429 sanctions / 1294 visits) received a formal sanction. An additional 17 percent of the sites visited (224 warnings / 1294 visits) received a warning for not adhering to some part of the required actions for ERO participants.[40] Although the noncompliance rate is an estimate, the data indicates that the IRS faces a formidable challenge in overseeing EROs and enforcing the requirements of Publication 1345 in a meaningful manner. At the very least, this data supports the need to conduct more random visits to determine

36 IRM § 4.21.1 (Jan. 2003).

37 IRM Exhibit 4.21.1-6, ERO Visitation Checksheet (Jan. 2003). The completed checksheet compiles over 50 different information items.

38 For a detailed discussion of IRS due diligence of EROs as well as the National Taxpayer Advocate's legislative proposal to increase monetary penalties imposed on EROs, *see* National Taxpayer Advocate 2003 Annual Report to Congress 270-301.

39 SB/SE exceeded its goal to visit 1,181 EROs. SB/SE, Examination General Processes, Response to Information Request (Apr. 14, 2005).

40 These figures cannot be generalized to the total population because the sites selected for visitation were not all selected on a random basis. A portion of the sites were selected randomly, but the dataset used to calculate these figures do not have sufficient detail to conduct the analyses for solely the randomly selected site visits. Additionally, after providing a copy of the document to operations for review and comment, a different dataset was provided that included counts somewhat different from the original data. Due to time constraints, it was not possible to identify which dataset was most accurate, so the figures reported here are based on the originally supplied data.

whether this high rate of noncompliance is present in the general ERO population.[41]

Perhaps more troubling is the fact that IRS currently allows EROs to purchase up to a 49 percent ownership interest in each RAL sold.[42] When EROs can own the RALs they sell, they have a financial incentive to market these products, which may compromise their ability to look to the best interests of the taxpayers.

The National Taxpayer Advocate continues to support her previously stated proposal to regulate return preparers, which would include EROs.. To date, however, the IRS has devoted few resources to researching the need for or the feasibility of this regulatory program.[43]

Cross-Collection

Standard RAL contracts typically include cross-collection provisions, to which the taxpayer must consent to receive RAL proceeds.[44] The provisions grant the contracting bank the authority to share information with third party banks that have entered into a cooperative agreement for cross-collection purposes, specifically sharing information about delinquencies owed to other banks by RAL applicants. Under this cross-collection arrangement, a taxpayer who signs a RAL contract consents to allow the contracting bank to share information with participating banks, deduct from the loan proceeds any outstanding amounts owed on a RAL issued to the taxpayer by a third party bank, and

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[41] The preliminary data for a partial calendar year 2005 shows improvement in the compliance rate. Of the 1,104 visits conducted, 143 warnings (13 percent) and 179 sanctions (16 percent) were imposed, which totals an approximate 29 percent rate of noncompliance for the partial year. It is our understanding that SB/SE only imposes one of the listed warnings or sanctions per year. Therefore, EROs will not receive multiple warnings and sanctions within a single year. However, the estimated noncompliance rate may be an inflated figure due to the fact that visits were not conducted in an entirely random manner. There are four types of e-file monitoring visits: (1) random visits based on a non-discriminatory sample, (2) targeted visits based on selection criteria, (3) mandatory referral visits, and mandatory follow-up visits. SB/SE Responses to TAS Information Request (Apr. 14, 2005 and Sept. 24, 2005). Unlike with the Taxpayer Assistance Centers (TACs) and the Volunteer Income Tax Assistance program, the IRS does not conduct "shopping visits" or "undercover" testing of EROs to verify that procedures are actually followed. Volunteer Return Preparation Program Quality Improvement Process (VRPP QIP) TAS Briefing, PowerPoint screens 5 – 11 (Oct. 18, 2005) (The IRS conducts shopping visits of the TACs. Further, although the IRS does not conduct shopping visits on VITA sites, it has partnered with the AICPA to conduct such visits. It has also invited TIGTA to return to conduct future undercover visits of the sites). For more information, *see* National Taxpayer Advocate 2004 Annual Report to Congress 119 -120.

[42] IRS Pub. 1345, *Handbook for Authorized IRS E-File Providers of Individual Income Tax Returns* 44 (Rev. 2001); IRC § 267(b)(2).

[43] For more a more detailed discussion of this proposal and the IRS's response, *see* National Taxpayer Advocate 2002 Annual Report to Congress 216-230; National Taxpayer Advocate 2003 Annual Report to Congress 270-301; National Taxpayer Advocate 2004 Annual Report to Congress 67-88.

[44] For example, the Santa Barbara Bank & Trust Refund Processing and Refund Anticipation (RAL) Application and Agreement (Rev. 10/25/04) contains a provision on the first page informing the customer that the bank may deduct the amount of delinquencies on third party RALs. However, the agreement does not mention that the bank will share private tax return information with other banks until provision 6.a, on page 3 of the 5-page document.

transmit the funds to the third party bank.[45] It is unclear if RAL customers fully understand the ramifications of these cross-collection provisions or if they would purchase the products if they knew these agreements exist.

It is questionable whether cross-collection terms included in RAL contracts are enforceable under the modern case law approach to contracts of adhesion or standard form contracts. In general, each party to a contract has the duty to read its terms. However, modern contract law has not strictly applied the "duty to read" principle in standard form contracts where there is no true assent to a particular term, the term contravenes public policy, or the term is unconscionable. These three rationales are often treated as interchangeable, but the modern approach generally evaluates whether a disparity of bargaining power renders one party at the mercy of another with no ability to negotiate the particular provision in question. In addition, the courts consider whether the term in question is used to the stronger party's advantage and is unknown to the weaker party. In such cases, the courts generally impose on the stronger party the burden to prove that the terms were explained to the weaker party and that both parties reached a voluntary meeting of the minds.[46] In addition, the Restatement (Second) of Contracts goes one step further and holds a provision of a standardized agreement unenforceable if a reasonable person would not have expected to find such a clause in the contract.[47]

Thus, based on contract law principles, we believe a cross-collection provision in a standardized RAL agreement may be unenforceable. The banks have a grossly disproportionate bargaining power in relation to the taxpayer and the provision unilaterally benefits the bank. Moreover, a reasonable person may not expect a RAL agreement to provide that the contracting bank may act as the debt collector for a third party bank.

It is interesting to note that federal law prohibits banks from exercising their right to offset Social Security benefits.[48] Although no current statutory provision prohibits banks from offsetting federal tax refunds, it would make sense to protect EITC benefits in the same manner as Social Security. At the very least, the National Taxpayer Advocate believes that banks should be barred from transferring EITC under a cross-collection arrangement to satisfy a debt to a third party bank.[49]

Legislative Action

Members of the U. S. Senate have identified refund anticipation loans as a problem. The high cost of RALs was the subject of a hearing held in St. Paul, Minnesota on

[45] Alan Berube, Anne Kim, Benjamin Forman, and Megan Burns, *The Price of Paying Taxes: How Tax Preparation and Refund Loan Fees Erode the Benefits of the EITC*, The Brookings Institution and The Progressive Policy Institute 5 (May 2002).

[46] 7 Joseph M. Perillo, Corbin on Contracts §§ 29.8 - .10.

[47] Restatement (Second) of Contracts § 211.

[48] 42 U.S.C. § 407(a).

[49] *See* Additional Legislative Recommendation: *Debt Collection Techniques on EITC Benefits by Refund Anticipation Loan Industry, infra.*

April 15, 2005 by the Permanent Subcommittee on Investigations.[50] Further, RAL practices are addressed in S. 324, the Taxpayer Abuse Prevention Act, introduced on February 9, 2005 by Senators Akaka, Bingaman, Dayton, and Durbin. The bill (1) prohibits the debt collection techniques in which RAL providers engage (cross-collection),[51] (2) prohibits RALs that utilize EITC benefits, (3) terminates the Debt Indicator program, (4) prohibits mandatory arbitration clauses for RALs, (5) requires Treasury to provide the opportunity for lower and moderate income taxpayers to open low-cost deposit accounts at FDIC insured banks through the use of appropriate tax forms, and (6) excludes any electronically filed returns that resulted in refunds distributed by RALs from counting toward the electronic filing goal of 80 percent.[52]

Several states and localities have passed laws requiring disclosures to RAL customers regarding the products' associated fees, terms, and alternatives.[53] While these laws protect RAL customers, the lack of uniformity among the requirements actually creates an administrative burden on the banks. Several financial institutions have indicated to the National Taxpayer Advocate that they favor a comprehensive federal law that would supersede the individual state requirements.[54]

CONCLUSION

Despite its claim to the contrary, the IRS plays a significant role in the RAL industry. The IRS drives demand by delaying refund turnaround time under its Revenue Protection Strategy. Further, although its full impact is currently unknown, the availability of the Debt Indicator aids RAL providers. Given that a significant percentage of RAL customers are EITC recipients, the IRS has a compelling reason to consider improved oversight of the industry as well as seriously consider alternative refund delivery methods. Finally, cross-collection provisions in RAL contracts reduce risks for RAL providers but raise serious legal questions.

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50 *Tax Related Financial Products Can Be Costly*: Field Hearing Before the Permanent Subcomm. on Investigations, Senate Comm. on Homeland Security and Governmental Affairs, 109th Cong. (2005) (Statement of Sen. Norm Coleman).

51 Sec. 3(a) of S. 324, "Prohibition on Debt Collection Offset" provides "No person shall, directly or indirectly, individually or in conjunction or in cooperation with another person, engage in the collection of an outstanding or delinquent debt for any creditor or assignee by means of soliciting the execution of, processing, receiving, or accepting an application or agreement for a refund anticipation loan or refund anticipation check that contains a provision permitting the creditor to repay, by offset or other means, an outstanding or delinquent debt for that creditor from the proceeds of the debtor's Federal tax refund." S. 324(3)(a) 109th Cong. (2005).

52 S. 324, 109th Cong. (Feb. 9, 2005). *See also* H.R. 969, 109th Cong. (Feb. 17, 2005). The Low Income Taxpayer Protection Act, S. 832, 109th Cong. (Apr. 18, 2005) and H.R. 894, 109th Cong. (Feb. 17, 2005) required the registration of income tax preparers and RAL providers and curbs demand for RALs by speeding up the e-file process.

53 *See, e.g.*, Conn. Gen. Stat. § 42-480; Minn. Stat. § 270.30; N.C. Gen. Stat. §§ 53-245 to -254; Wis. Stat. §§ 421.301 and 422.310; N.Y.C. Admin. Code § 20-739.

54 Industry Briefing to the Taxpayer Advocate Service (Oct. 27, 2004).

IRS COMMENTS

Although most taxpayers in fact do not get RALs (in 2005, only 16 percent of all e-filers requested RALs, and RAL usage by EITC taxpayers appears to be dropping), the IRS is committed to helping ensure that taxpayers, and in particular, low income taxpayers, have adequate information to make informed financial decisions with regard to their tax refunds. Indeed, we recognize that low income taxpayers may be particularly attracted to RALs because the loans appear to deliver refunds almost immediately and the cost of the tax preparation is rolled into the transaction. That is why we prescribe specific disclosure requirements, fee restrictions, and advertising standards on return preparers who file electronically, and impose penalties on tax return preparers who make unauthorized disclosures or uses of information furnished to them in connection with the preparation of income tax returns.

We do not agree, however, that the IRS drives the demand for RALs. In fact, the IRS' ability to affect taxpayer behavior with regard to RALs is relatively limited. Availability of RALs and the related demand for them is due to a number of factors. First, legislation increasing the size of refunds for low income working taxpayers provided a large financial asset with which taxpayers could seek credit. Second, the National Bank Act (12 U.S.C. §§ 85-86) enables lenders to operate nationally without being subject to state or local regulation. Finally, many RAL users do not have bank accounts. Thus, they are drawn to alternatives like RALs, which do no require them to be "banked." Taken together, these factors explain much of the reason why consumers continue to purchase RALs.

While we continue to work to reduce the time it takes to deliver refunds, it is unclear whether, in the near term, the IRS will be able to approach or match the near "instantaneous" availability of RALs – nor is it clear, given fraud and accuracy concerns, whether such a process is advisable. Moreover, much of the regulatory oversight of RALs is in banking law and therefore not administered by the IRS. Thus, the IRS has little say over interest rates or other banking-related fees associated with RALs, as well as cross-collection issues.

Despite these limitations, the IRS continues to explore ways to help taxpayers make informed choices and to ensure they understand the implications of the decisions they make. Recently, the IRS issued proposed guidance updating the rules under IRC § 7216 on unauthorized disclosure and use of tax return information by tax return preparers to take into account the commonplace practice of electronic return preparation and filing. These new rules were proposed, in part, because existing regulations are silent on taxpayers' consent to the disclosure and use of tax return information in an electronic environment. Additionally, over the next several months, the IRS will conduct a thorough evaluation of RALs as part of our response to a recent legislative mandate. In doing so, we will work with the National Taxpayer Advocate to develop objective data that can be used to help guide IRS policy with regard to RALs. We also recognize that the relationship between the tax preparer and the RAL provider deserves special scrutiny and will consider this issue as part of our report.

Before that analysis for the report is conducted, however, we believe that several of the points identified by the National Taxpayer Advocate are not necessarily supported by existing evidence. Here are responses to the points raised in the National Taxpayer Advocate's discussion of RALs.

The IRS is continually working to deliver taxpayer refunds in as short as time as possible – an approach which we believe will lessen, but not eliminate, demand for RALs. Despite decreasing waits for refunds, large numbers of taxpayers continue to use RALs. There are a number of theories to explain this behavior, but the evidence is only anecdotal. Perhaps the strongest explanation is that RAL consumers have a very short time value of money – that is, they are willing to pay what constitutes an extraordinarily high price to gain near immediate access to their refunds (or a loan equivalent to most of their refunds), rather than wait just a few days and not pay a fee. Even more telling is the high degree of satisfaction RAL users appear to experience – at least according to the Georgetown University monograph the National Taxpayer Advocate cites. In that paper, Dr. Elliehausen makes a strong case that people who use RALs are happy with the product and at least somewhat aware of the financial transaction in which they have engaged.

It is unlikely that the IRS will ever be able, or necessarily want, to deliver refunds in the near "instantaneous" fashion that taxpayers can obtain RALs. While we will continue to work to shorten the wait time, fraud and error correction screens may add days to the process – days some taxpayers are unwilling to wait if a RAL is available.

The IRS assists ALL taxpayers by offering the Debt Indicator (DI). Removing the DI could actually hurt low income taxpayers. Critics of RALs often focus on the IRS' provision of the DI as a way of facilitating RALs. While the DI does serve as a way to reduce risk for lenders, it also reduces risk to borrowers. In fact, as acknowledged by the National Taxpayer Advocate in her report, discontinuing the DI could have a significant detrimental impact on the very low-income taxpayers about whom the National Taxpayer Advocate and the IRS are concerned.

Many RAL consumers have shown little responsiveness to the prices they must pay to obtain the loans. Thus, while lenders may raise RAL fees to compensate for the increased risk posed by the loss of the DI, borrowers are still likely to be willing to pay these higher rates for the same product or simply opt for another financial product with lower, but still high fees. Without the DI, however, those taxpayers who do have their refunds offset will find out only *after* they receive their RALs – and then find themselves with a new, high-interest loan without funds to repay it. In 2004 alone, 1.1 million taxpayers were spared delinquencies or defaults because of the DI.

In short, the IRS believes that eliminating the DI could leave many low-income taxpayers with more debt and fewer resources to repay that debt than they would have had the IRS provided an indicator. It is also important to note that the DI goes to *all* taxpayers who file electronically and claim a refund, not just to those who want to purchase a RAL. Thus, eliminating the DI would reduce service to taxpayers generally – not only those taxpayers who want to purchase RALs.

The IRS conducts meaningful reviews of RAL marketing practices during its reviews of Electronic Return Originators (EROs). Far from indicating a problem, the high rate of sanctions of EROs shows that the IRS selection methodology is effective. It is true that in 2004 nearly 50 percent of EROs who underwent a compliance visit received either a warning (30 percent) or a sanction (20 percent). However, instead of indicating massive problems as the National Taxpayer Advocate contends, this high rate suggests we have an effective selection methodology. In other words, the EROs we visited were selected because we believed they had problems – and it turned out that we were right. It is also important to note that RAL marketing practices by EROs are only one component of the compliance visit. Therefore, the sanctions that have been imposed are not necessarily attributable to noncompliant behavior involving RALs.

In general, EROs tend to be highly compliant. When the IRS visited EROs at random, only 7.8 percent were sanctioned. The National Taxpayer Advocate's discussion of this subject draws exactly the wrong conclusion from the data.

TAXPAYER ADVOCATE SERVICE COMMENTS

Congress has mandated that the IRS and the National Taxpayer Advocate work together to draft a report to be submitted by June 20, 2006, addressing many issues discussed in this Most Serious Problem. We look forward to working closely with the IRS on issues related to the Debt Indicator program, cross-collection practices, the use of RALs, and refund delivery alternatives.[55]

IRS Role in Regulating RAL

The IRS states that the regulation of RAL is beyond its purview and cites the National Bank Act as a bar to action on the part of the IRS. The National Taxpayer Advocate finds this demurral to be beside the point. Throughout this report, the IRS describes cross-agency initiatives that is undertaking and even spearheading to address problems it deems to be important.[56] The IRS's failure to actively engage with regulators and other overseers of national banks, such as the Office of Comptroller of the Currency, the Office of Thrift Supervision, the Federal Reserve, and even the Treasury's Office of Financial Education, to address these problems, indicates a failure of commitment to an issue that harms taxpayers. The IRS should serve as a convener of these oversight agencies and take the lead in addressing this issue comprehensively through a cross-

[55] H.R. Conf. Rep. No. 109-307 (Nov. 18, 2005) provides:
The conferees direct the IRS, in consultation with the National Taxpayer Advocate, to report by June 30, 2006 on uses of the Debt Indicator Tool–and whether it facilitates the use of refund anticipation loans (RALs)–the debt collection offset practice, the use of RALs, and evaluations of RAL alternatives, and use of debit cards for refunds, including recommendations on how to deliver tax refunds more quickly."

[56] *See, e.g.,* Most Serious Problems: *Identity Theft, infra*; and *Cash Economy* and *Social Security Levies, supra.*

government approach. Indeed, the IRS is the one agency whose constituents are most harmed by the lack of oversight.

Taxpayer Satisfaction and Financial Literacy

We support the IRS's initiatives to increase financial literacy and improve disclosure requirements. These initiatives will help taxpayers make informed decisions regarding refund delivery methods. We understand that to some extent demand for RALs will always exist because these products satisfy the need of some taxpayers to receive refunds almost instantaneously. We note, however, that it is not surprising that taxpayers who use RALs are highly satisfied with this product. After all, these taxpayers have few financial options and need their refunds quickly. No one would argue that RAL users would be even more satisfied if they could receive their refunds as quickly as RALs, but at less (or no) expense. The IRS can take steps to minimize demand by reducing the refund turnaround time to the extent possible and offering alternative methods of refund delivery. Given the public policy justification for delivering the EITC, the IRS – working with other federal agencies – should develop a method to deliver the EITC quickly and at no cost to taxpayers. The above-referenced report will address this issue.

Debt Indicator

The National Taxpayer Advocate clearly acknowledged in our discussion above that offering the Debt Indicator (DI) program carries both risks and benefits. That is why we recommend that the IRS evaluate the potential impact of RAL termination on all aspects of tax administration. We look forward to exploring this issue further with the IRS pursuant to the above-referenced legislative mandate. The resulting report will address the uses of DI as well as whether the IRS facilitates the use of RALs by offering the program.

IRS Oversight of EROs

In its response, the IRS states that the high rate of ERO noncompliance found during e-file monitoring does not apply to the general ERO population. We acknowledge that the IRS's selection methodology played a contributing role in the high noncompliance rates found during visits and that the noncompliance is an estimate, at best. Moreover, we have noted that the IRS compliance policies limit per-ERO sanctions to only one each year; thus, noncompliance is most likely understated. Although the 7.8 percent rate of noncompliance found during past random visits is encouraging, without more information regarding the selection process, we cannot apply this rate to the general ERO population. As in other areas relating to oversight of preparers that serve the majority of taxpayers, the IRS has not conducted any statistically valid or comprehensive studies of noncompliance among the ERO population. We would certainly be willing to work with the IRS in the future regarding the methodology used to select ERO sites at random.

RECOMMENDATIONS

The National Taxpayer Advocate recommends that the IRS take the following actions:

- Pursuant to Congressional mandate, work closely with the National Taxpayer Advocate to fully analyze and report on such issues as the Debt Indicator program, cross-collection practices, the use of RALs and refund delivery alternatives.
- Work with the Department of Treasury, bank regulators, and banking and consumer stakeholders to develop refund delivery alternatives, with a particular focus on EITC benefit delivery alternatives to ensure that taxpayers do not unnecessarily spend EITC benefits on high fees. Two methods worthy of serious consideration are Electronic Benefit Transfer (EBT) and Electronic Transfer Accounts (ETA).
- Review the effect of the Revenue Protection Strategy (RPS) on refund turnaround times. The IRS should review the feasibility of shortening the RPS timeframes as much as possible.
- Review the ERO Visitation Checksheet used by SB/SE employees during e-file monitoring visits to determine whether it adequately addresses the requirements of IRS Publication 1345 related to RALs and RACs.
- Work closely with the Taxpayer Advocate Service to determine the methodology for randomly selecting ERO sites for e-file monitoring visits. By choosing a representative sample, the IRS can determine the rate of noncompliance among the general ERO population. If the rate of noncompliance found during the resulting random visits is high, the IRS needs to review whether the existing warning and sanction structure actually deters noncompliance in a meaningful manner.

National Taxpayer Advocate's

2007 Objectives Report to Congress

Volume II
The Role Of The IRS In The Refund Anticipation Loan Industry

June 30, 2006

Table of Contents

Introduction

With the advent of the earned income tax credit (EITC) and electronic filing, tax refunds have become big business. The EITC is a government benefit to low income workers, many of whom have children. Because approximately 56 percent of Refund Anticipation Loan (RAL) consumers also claim the EITC,[1] there is a government interest in delivering this means-tested benefit to the beneficiary without intermediaries siphoning off fees. Moreover, because approximately ten percent of the population is unbanked,[2] and financial literacy leads to asset building and provides a path out of poverty, the government has an interest in encouraging unbanked persons to enter the financial mainstream. Since tax refunds are often the taxpayer's largest lump receipt during the year,[3] a major focus of "banking the unbanked" should center on taxpayers receiving refunds.

In her 2005 Annual Report to Congress, the National Taxpayer Advocate detailed several of her concerns regarding the IRS's role in the refund anticipation loan industry.[4] As the Taxpayer Advocate Service continues to research these areas and raise them with internal and external stakeholder groups, the following issues require further discussion:

- The IRS does not conduct adequate oversight of Electronic Return Originators (EROs) that facilitate RALs;
- While the Debt Indicator (DI) may reduce the number of RAL defaults, there are legitimate taxpayer privacy and consumer protection concerns, especially under the current IRC § 7216 regulations;
- The legality of the debt collection offset or cross-collection practice is questionable and should be the subject of legislative action;
- By including a Revenue Protection Indicator in the acknowledgement file, the IRS can impact RAL demand as well as protect taxpayers from purchasing RALs when the IRS will either delay the release or reduce the amount of the anticipated refund;
- The IRS should develop its own fast and secure refund delivery option for unbanked taxpayers;

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[1] IRS, Ad Hoc Report 4-05-08-1-036N (IMF-270), ETA Database, Full Tax Year 2003, Total Population =127,084,129, RAL Population = 13,755,163.

[2] Financial Literacy & Education Commission, *Taking Ownership of the Future: The National Strategy for Financial Literacy 2006*, 67-73.

[3] During the 2006 filing season, the average individual income tax refund was $2,196. IRS 2006 Filing Season Data, For Week Ending 5/27/2006. A recent research study found that many low- and moderate-income households use RALs to increase net savings, and approximately 80 percent of those surveyed wanted the same amount or more taxes withheld. Despite this motivation to save, only 45 percent of RAL consumers saved some or all of their refund in comparison to 53 percent of non-RAL filers. Michael S. Barr & Jane Dokko, *Tax Preparation Services & Preferences for Withholding Among Low- and Moderate-Income Households*, Working Paper Presented to the IRS Research Conference (June 15, 2006), Paper on file at the Office of the Taxpayer Advocate (The data in this working paper are provisional and weighted. Interested parties should contact the authors for further information).

[4] National Taxpayer Advocate 2005 Annual Report to Congress 162-179.

- The IRS can significantly impact the demand for RALs by stepping up efforts to reduce the refund turnaround time; and
- IRC § 7216 should only permit tax return preparers to disclose tax return information for "tax-related purposes."

Background

A refund anticipation loan is a short-term loan based on the taxpayer's anticipated income tax refund. The taxpayer borrows against all or part of his or her expected refund and is responsible for paying the loan in full, no matter how much of the anticipated refund the IRS actually releases. Financial institutions (banks) issue RALs, but commercial tax preparation businesses facilitate or broker the products. Before transferring any RAL proceeds to the taxpayer, the bank first deducts fees for the preparation, filing, finance charges, and processing. The taxpayer receives the balance of the refund by check, direct deposit, debit card, or as a down payment on a good or service. Once the IRS processes the return generating the refund, the IRS transfers the funds directly to the bank to repay the loan.

General Uses of Refund Anticipation Loans

In the 2005 filing season, the IRS processed approximately 9.6 million returns with RAL indicators, which claimed approximately $28.7 billion in refunds.[5] Taxpayers purchase RALs for one or more of the following reasons:[6]

- Need for immediate cash;
- Lack of information about the product or alternatives;
- Immediate access to a large sum of money, typically the earned income tax credit (EITC);
- Inability to pay preparation and filing fees out of pocket; and
- Experience of friends and family.

RAL consumers pay a hefty price for almost immediate access to cash. For example, a $3,000 RAL facilitated by H&R Block and offered by HSBC Bank carries a $24.95 bank account set-up fee and a $75.00 finance charge. Total fees of $99.95 for the bank product do not include return preparation fees, which averaged about $150 per client served in the 2005 filing season.[7] It is important to note that in response to pressure initiated by consumer advocates, several tax preparation and filing companies have

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[5] Information provided by IRS Modernization & Information Technology Services (April 11, 2006).

[6] Alan Berube and Tracy Kornblatt, *Step in the Right Direction: Recent Declines in Refund Loan Usage Among Low-Income Taxpayers* (April 2005).

[7] H&R Block Response to Information Request (June 2006); H&R Block, 2005 Form 10-K, Results of Operation (Aug 1, 2005).

agreed to stop charging an additional application fee, which could be as high as $104.95 on a $3,000 loan.[8]

Aside from the sheer cost of purchasing a RAL in comparison to the no-cost options provided by the IRS, the large portion of EITC recipients among RAL consumers is cause for concern. IRS data shows that almost 56 percent of RAL consumers in the 2004 filing season were also EITC recipients,[9] even though EITC taxpayers made up only 17 percent of all individual taxpayers that year.[10]

It is also questionable whether RAL consumers actually understand the terms of the product. While EROs are required to obtain taxpayers' signatures on written disclosure forms, there are no requirements that such disclosures be made orally. Despite the written disclosures provided to them, consumers may not fully understand that the RAL is in fact a loan and not simply a way to receive a faster refund from the IRS. Further, without an oral explanation, consumers may lack a general understanding of the nature of the product, its impact on credit reports as well as other consequences of default.

The private sector defends the marketing of RALs by noting the high consumer satisfaction ratings associated with these products and the relatively inelastic demand. RAL marketers often cite a study authored by Gregory Elliehausen of Georgetown University McDonough School of Business Credit Research Center.[11] It should be noted that the study was funded in part by a grant from Jackson Hewitt, a large retailer of RALs.[12] The study found that a significant portion of RAL consumers are credit-constrained and their primary reason for obtaining the loan was to pay bills (41.1 percent) or unexpected expenses (21.2 percent).[13] However, the study does not indicate whether the RAL consumer could have waited an extra week to pay these bills. The study found that most RAL consumers (64.8 percent) were informed of other refund delivery options, but it does not provide sufficient detail to determine whether the EROs orally described the options or merely presented them on paper. Further, the study does not indicate if information, whether presented orally or in writing, was clear enough to allow consumers to make informed decisions.[14]

There is no question that some RAL consumers have a real need to receive their refunds as quickly as possible to avoid dire financial consequences, such as late fees or

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[8] See, *e.g.*, rates provided by CompleteTax at http://www.completetax.com/ral.asp (last visited on June 14, 2006).
[9] IRS, Ad Hoc Report 4-05-08-1-036N (IMF-270), ETA Database, Full Tax Year 2003, Total Population =127,084,129, RAL Population = 13,755,163 (Estimating 7, 769,529 RAL recipients claimed EITC).
[10] IRS Statistics of Income, Tax Year 2003, 10, 16 (Showing 130,424,000 returns filed in Tax Year 2003 and 22,024,000 returns claiming EITC). *See* Alan Berube and Tracy Kornblatt, The Brookings Institution, *Step in the Right Direction: Recent Declines in Refund Loan Usage Among Low-Income Taxpayers* (April 2005) (Found that the lowest rate of decline in RAL usage existed in cities with a greater concentration of commercial preparers).
[11] Gregory Elliehausen, Georgetown University McDonough School of Business Credit Research, *Consumer Use of Tax Refund Anticipation Loans*, Monograph No. 37 (April 2005).
[12] *Id.* at iv.
[13] *Id.* at 61.
[14] *Id.* at 60.

eviction, that would outweigh the additional costs associated with these products.[15] However, it is probable that a significant portion of RAL consumers can wait just a few more days for their refunds without incurring a financial burden. Thus, it is in the best interest of taxpayers for the IRS and the Department of Treasury to create an environment where the demand for RALs is at the absolute minimum. The IRS and Treasury could achieve this environment through several means:

(1) Improving the oversight of EROs;

(2) Eliminating the ability of return preparers to have an ownership interest in RALs;

(3) Providing refund delivery methods other than checks to the unbanked population;

(4) Closing the gap between the time it takes to receive RAL proceeds and the time it takes to receive a refund directly from the IRS; and

(5) Ensuring that taxpayers are adequately informed of the options and associated timeframes.

IRS Oversight of RAL Facilitators

As discussed in the 2005 Annual Report, the National Taxpayer Advocate believes that the IRS provides inadequate oversight of the RAL marketing practices.[16]

The IRS has taken the position that it has no role or responsibility in the RAL industry but merely "preserves the integrity of the refund." Despite this position, IRS Publication 1345, *Handbook for Authorized IRS e-file Providers of Individual Income Tax Returns*, lists several requirements with which EROs must comply, including:

- Ensure the taxpayer understands that the IRS will send the tax refund directly to the financial institution;
- Inform the taxpayer that RALs are loans and not a way to receive the refund quicker;
- Advise the taxpayer of the consequences of default;
- Inform the taxpayer of al fees;
- Secure the taxpayer's consent to disclose tax return information to the bank pursuant to the requirements under IRC § 7216;

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[15] Outside of the tax realm, individuals are willing to pay additional fees for expedited services. For example, the U.S. Passport Agency charges a $60 expedited service fee to process passports within two weeks as opposed to the routine six weeks processing period. See http://travel.state.gov/passport/get/fees/fees_837.html (last visited June 17, 2006). However, individuals requesting expedited passport services are not necessarily low income individuals and a passport is not typically necessary for living expenses or to stave off a foreclosure or eviction. The fact that a significant portion of RAL consumers claim the EITC weakens this comparison.

[16] National Taxpayer Advocate 2005 Annual Report to Congress 170-172.

- Ensure that the return preparer is not a related taxpayer to the financial institution (This provision has been interpreted to mean that the return preparer cannot own a 50 percent or higher interest in the bank products sold);[17] and
- Refrain from suggesting in advertisements that the bank products offered are methods to receive the refund faster.[18]

The Small Business / Self-Employed Operating Division (SB/SE) of the IRS conducts e-file monitoring visits at ERO establishments to verify compliance with Publication 1345 as well as Revenue Procedure 2000-31.[19] SB/SE employees use an ERO Visitation Checksheet during visits, which includes questions about the following:

- Whether the ERO offers RALs or refund anticipation checks (RACs) and, if so, from which financial institution;
- How the ERO informs the client that a RAL is a loan;
- Whether the ERO provides the customer with a personal check or business check instead of the refund or RAL; and
- Whether they assist the customer in negotiating the refund check or RAL.[20]

The ERO Visitation Checksheet does not address many of the requirements detailed in Publication 1345. For example, the checksheet does not indicate whether monitoring visits by SB/SE employees actually confirm the ERO's procedures with respect to the communication of RAL terms. The checksheet does not even mention fees, consequences of default, or IRC § 7216 consent procedures. Further, although not specifically required in Publication 1345, it would be extremely beneficial to taxpayers if preparers were required to fully explain the various refund delivery alternatives, as well as the associated fees and refund turnaround times.

In her 2005 Annual Report to Congress, the National Taxpayer Advocate noted the high rate of noncompliance found during 2004 e-file monitoring visits (approximately 33 percent received sanctions and 17 percent received warnings). The IRS countered by stating that this noncompliance rate is attributable to its effective selection methodology. To bolster its argument, the IRS stated that random visits produced only a 7.8 percent noncompliance rate.[21] However, because the IRS has not provided any information regarding the selection process for the random visits, we cannot apply the 7.8 percent rate to the general ERO population. We invite the IRS to work closely with our office to determine a methodology to select random sites.

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[17] IRS, Electronic Tax Administration, Response to Information Request (Oct. 14, 2005). It appears that the purchase of an interest in a RAL creates a partnership interest and the RAL interest is an indirect ownership of a capital or profit interest, pursuant to IRC § 707(b)(1).
[18] IRS Pub. 1345, *Handbook for Authorized IRS e-file Providers of Individual Income Tax Returns* 44-45.
[19] Rev. Proc. 2000-31, 2000-31 I.R.B. 146, § 7 (The revenue procedure sets forth the obligations for participants in the Form 1040 IRS e-file program and states that the IRS may sanction violations of Pub. 1345).
[20] IRM 4.21.1.
[21] National Taxpayer Advocate 2005 Annual Report to Congress 170-172, 175-179.

Several states regulate the RAL industry to protect taxpayers, primarily by imposing disclosure requirements on both the RAL banks and the preparers who facilitate the RALs.[22] Congress has also expressed interest in regulation. The Taxpayer Protection and Assistance Act of 2005 includes provisions to regulate income tax preparers[23] as well as RAL facilitators. In conjunction, the establishment of both regulatory programs would address many of the problems related to EROs marketing RALs and other ancillary products during the tax return preparation and filing process. Specifically, the proposed program to regulate RAL facilitators would require EROs to disclose the following items both orally and on a separate written form at the time the taxpayer applies for the RAL: (1) the RAL is a loan, (2) expected time frames for different filing options, (3) consequences of default, (4) any cross collection arrangements, and (5) fees. Further, to achieve meaningful compliance, the bill provides for monetary penalties.[24]

Financial Incentives for EROs

The IRS currently permits EROs to receive financial incentives to sell RALs. Specifically, the IRS allows EROs to purchase a less than 50 percent ownership interest in RALs facilitated by the ERO.[25] This approach appears to be a blatant conflict of interest which could lead preparers to sell these products despite the best interest of their customer.[26]

The IRS prohibits EROs from accepting a fee contingent upon the amount of the refund or financial product.[27] However, it appears that the EROs are accomplishing on an aggregate basis what they are prevented from doing on an individual loan basis. For example, in H&R Block's 2005 Form 10K, the company attributes the 8.6 percent increase in RAL participation fees (the increase amounted to $14.4 million of the total participation fees of $182.7 million in fiscal year 2005) to "an increase in the dollar amount of loans in which [H&R Block] purchased participation interests, resulting from

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[22] *See, e.g.*, Cal. Bus. & Prof. Code § 22251 et seq.; Minn. Stat. § 270C.445; N.C. Gen. Stat. §§ 53-245 to -254.; Wisc. Stat §§ 42.301 to -.310.

[23] For information on the National Taxpayer Advocate's proposal to establish a federal program to regulate unenrolled tax preparers, as well as increase preparer penalties, *see* National Taxpayer 2002 Advocate Annual Report to Congress 216-230; National Taxpayer Advocate 2003 Annual Report to Congress 270-301; National Taxpayer Advocate 2004 Annual Report to Congress 67-88.

[24] S.832, §§ 4,6, 109th Cong.

[25] IRS Pub. 1345, *Handbook for Authorized E-File Providers of Individual Income Tax Returns* 44; Electronic Tax Administration Response to Information Request (Oct. 14, 2005). It appears that the purchase of an interest in a RAL creates a partnership interest and the RAL interest is an indirect ownership of a capital or profit interest, pursuant to IRC § 707(b)(1).

[26] For a detailed discussion of this issue, *see* Jeff Engerman, *Administering the Earned Income Tax Credit: Paid Preparers, Problems, and Possibilities*, Submission of Supervised Written Work Requirement, Harvard Law School (Under the Supervision of Professor Daniel Halperin) (May 13, 2006), Paper on File at the Office of the Taxpayer Advocate.

[27] IRS Pub. 1345, *Handbook for Authorized E-File Providers of Individual Income Tax Returns* 45.

an increase in the fee charged by the lender, *an increase in our clients' average refund size* and the maximum loan amount allowed by the lender."[28]

Permitting EROs to receive financial incentives to sell RALs is a serious issue that requires further review. In fact, H&R Block recently agreed to settle four class action lawsuits addressing this issue for $62.5 million.[29]

The Debt Indicator

The Financial Management Service (FMS) of the Treasury Department manages liabilities owed by taxpayers to federal agencies through the Treasury Offset Program. Pursuant to FMS's statutory authority to offset such debts against federal income tax refunds, the agency provides weekly information to the IRS, which updates its system to reflect such debts in the form of a Debt Indicator (DI).[30] Every taxpayer has a Debt Indicator entry that indicates one of the following: no outstanding liabilities (N), IRS debt (I), FMS debt (F), or both IRS and FMS debts (B).

Taxpayers receive information on their outstanding debts in the following manner:[31]

- Before the federal agency to which the debt is owed transfers the debt to FMS for collection, it is statutorily obligated to contact the taxpayer to inform the taxpayer of the collection action and provide a 60-day period to dispute the debt.[32] FMS will only send a notice to the taxpayer after the refund is offset.
- All taxpayers who file their returns electronically receive information regarding their Debt Indicator in the e-file acknowledgement file.
- For taxpayers who do not learn about the Debt Indicator through the e-file acknowledgment file, they can also receive DI information from "Where's My Refund," an online service provided by the IRS to inform the taxpayer about the status of the refund, or from IRS Customer Service Representatives (CSRs).
- The IRS only receives limited information from FMS stating whether the debt is an IRS or FMS debt. The IRS has detailed information regarding tax debts, but for other federal debts, the IRS directs taxpayers to the Treasury Offset Program Call Center in Birmingham, Alabama. The Call Center can confirm the existence of a debt and refer taxpayers to the specific agency to which the debt is owed for further information.

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[28] H&R Block Inc, 2005 Form 10-K, Results of Operations (Aug. 1, 2005) (emphasis added). Jackson Hewitt's 2005 annual report noted that the company earned several RAL-related fees, which include a fee of $19.00 for each RAL facilitated as well as other fees calculated pursuant to formulas based on collections of defaulted RALs and net finance fees received by Santa Barbara Bank and Trust. Jackson Hewitt's 2005 Annual Report, Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations.

[29] Lawrence Messina, *'Rapid Refund' Lawsuits Resolved: H&R Block,* The Plain Dealer (Dec. 27, 2005; H&R Block Press Release, H&R Block and Attorneys Propose Refund Loan Settlement to Court (Dec. 21, 2005).

[30] IRC § 6402(d).

[31] Briefing by the Treasury Offset Program (Feb. 23, 2006).

[32] 31 U.S.C. § 3720A.

IRS data demonstrates that the DI prevents taxpayers from defaulting on RALs. As noted previously, during the 2005 filing season the IRS processed 9.6 million returns with RAL indicators claiming $28.7 billion in refunds. After processing the returns, the IRS paid out only $28.1 billion, which means taxpayers never received approximately $602 million of the claimed refunds with RAL indicators. Of this amount, $429 million (on 844,569 returns) was offset pursuant to the Treasury Offset Program.[33] Thus, the DI prevented taxpayers with existing debt problems from taking out additional loans that would never have been funded. If the DI had not prevented the purchase of the RAL, the RAL would have defaulted once the IRS failed to pay out the anticipated refund. The default would lead to further credit problems for the taxpayer and cross-collection issues in the future, as discussed below.

Despite these positive effects, the Debt Indicator is controversial for two reasons:

(1) The provision of the service by the IRS may actually facilitate the RAL industry; and

(2) Providing such information about the debts to preparers and RAL banks raises privacy concerns.

It is unclear whether the DI actually facilitates the demand for RALs. The DI is clearly a tool that helps reduce risks for banks, which plays a role in keeping RAL fees down. However, the DI provides no information on whether IRS compliance checks will flag the return for further investigation. In fact, during the 2005 filing season, $173 million of refund claims with RAL indicators were not paid out due to IRS compliance checks (not offsets).[34] If the IRS eliminated the DI, the banks would be forced to base eligibility on the taxpayer's credit history. Because a low credit score generally indicates financial problems, which could include delinquent government debts or tax compliance problems, it may very well be the case that the taxpayer's credit history will provide more useful information to the bank than even the DI.

Because the Debt Indicator provides information to EROs on government debts such as child support in arrears, it carries real privacy concerns. The IRS sends e-file acknowledgement information, including the DI, to an e-file transmitter, which in turn transmits the data to the ERO. The taxpayer provides consent for this transmission of data when he or she either provides an electronic signature or signs IRS Form 8453, *U.S. Individual Income Tax Declaration for an IRS e-file Return*.[35] Allowing the ERO access to information in the acknowledgement file is vital to the e-file process because the file also provides information as to whether the IRS accepts or rejects the e-filed return. However, the ERO must also obtain the taxpayer's consent pursuant to IRC § 7216 in order to share the information in the acknowledgement file with the RAL bank.

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[33] The remaining $173 million was not subject to offset, but was not paid out due to IRS compliance checks. Information provided by IRS Modernization & Information Technology Services (April 11, 2006).

[34] *Id.*

[35] The electronic equivalent to Form 8453 is Form 8453-OL, *U.S. Individual Income Tax Declaration for an IRS e-file Online Return.* IRS Publication 1345, *Handbook for Authorized IRS e-file Providers of Individual Income Tax Returns* 44-45.

The current consent provisions in the Treasury regulations under IRC § 7216 are inadequate as applied to the electronic filing environment. Once this information is shared with a RAL bank, IRC § 7216 no longer protects the information in the hands of the bank. Thus, taxpayers may not fully comprehend that they are sharing information about outstanding government debts beyond just their return preparers and into the marketplace.

Debt Collection Offset Practice

After the IRS transmits the acknowledgement file, it runs the return through the Dependent Database and Criminal Investigation screens, either of which could place a full or partial hold on the account. When the IRS does not release the entire anticipated tax refund in a timely manner to the taxpayer's temporary account set up at the RAL bank, the RAL will default. Once the default takes place, the banks typically transfer the debt to their collections departments or contractors, which try to work out an additional arrangement with the consumer. Additional interest may accrue during this time.[36] As part of their collection efforts, the main RAL provider banks sign reciprocal contracts with each other agreeing to withhold and pay back defaulted RALs should the defaulted RAL consumer attempt to purchase another RAL from either of the contracting parties. Thus, pursuant to the practice, if a taxpayer owes money on a defaulted RAL to Bank A and subsequently attempts to buy another RAL from Bank B, Bank B is authorized to collect the outstanding debt from the RAL proceeds, transmit the funds to Bank A, and provide the remaining balance to taxpayer, typically in the form of a refund anticipation check, because the existence of the outstanding debt rendered the taxpayer ineligible for the loan.

The National Taxpayer Advocate addressed the issue of cross-collection in the 2005 Annual Report to Congress.[37] She questioned whether taxpayers fully understand the cross-collection provisions of standardized RAL contracts and whether some individuals would have actually purchased the RALs had they known these cross-collection agreements existed between banks. It is questionable whether the provisions are enforceable under the modern case law approach to contracts of adhesion or standard form contracts. The cross-collection provision unilaterally benefits the banks, which have a grossly disproportionate bargaining power in relation to the taxpayer. Moreover, a reasonable person may not expect a RAL agreement to provide the contracting bank with authority to act as a debt collector for a third party bank.[38]

Cross-collection has also been challenged based on fair debt collection principles. The Fair Debt Collection Practices Act requires collectors to inform consumers in the initial written communication (in addition to the first oral communication if the initial communication is oral) that the collector is attempting to collect a debt and any

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[36] Industry Response to Information Request (April 28, 2006).
[37] National Taxpayer Advocate 2005 Annual Report to Congress 162-179.
[38] For more a more detailed legal analysis, *see* National Taxpayer Advocate 2005 Annual Report to Congress 172-173.

information obtained will be used for collection purposes.[39] Further, within five days of the initial communication, the collector must send the consumer a written notification containing the amount of the debt, the name of the creditor and a statement providing that the consumer has 30 days to dispute the validity of the debt, or any portion thereof.[40] Accordingly, with cross-collection, it is unclear whether the taxpayer had a reasonable opportunity to dispute the existence or amount of the debt before the third party bank collects it from the taxpayer's refund. The debts may even be so old that they are past the legal statute of limitations period for court collection. [41]

The industry has defended the cross-collection practices on two grounds:
(1) No courts have determined the practice to be illegal, and
(2) The practice is similar to the Treasury Offset Program.

In *Hood v. Santa Barbara Bank & Trust*,[42] a California case often referenced on the subject of cross-collection, the Santa Barbara Superior Court judge dismissed the case because federal laws preempted state laws on this matter. Thus, the case did not determine the legality of the cross-collection practice, but merely dismissed the case based on choice of law grounds. The case is currently on appeal to the California Court of Appeal.

Cross-collection practices are incomparable to the Treasury Offset Program. First, this government program is authorized by federal statute.[43] In addition, before any collection action is taken, the federal agency to whom the debt is owed must notify the taxpayer that it will commence collection action and provide the taxpayer with at least 60 days to present evidence that the debt is either not delinquent or not legally enforceable.[44] Banks do not recognize or adhere to any such requirement. Further, it is reasonable to assume that one federal agency would collect on the debts of another, since they are all part of one entity, the federal government, but it is not reasonable to assume that a third party bank will collect on the debts of another.

It is also interesting to note that federal law prohibits banks from exercising their right to offset Social Security benefits for the recipients' defaulted loans to that bank.[45] It would make sense to protect EITC funds in a similar manner. At the very least, banks should

[39] 15 U.S.C. § 1692e(11).
[40] 15 U.S.C. 1692g.
[41] Consumer Advocates' Response to Information Request (May 2006); The California Attorney General filed a lawsuit in early 2006 against H&R Block alleging that the debt collection offset practice is deceptive. State of California Office of the Attorney General News Release, *Attorney General Lockyer Files Lawsuit Against H&R Block for Illegally Marketing and Selling High-Cost Loans as 'Instant' Tax Refunds*, Release No. 06-013 (Feb. 15, 2006).
[42] Order and Final Judgment as to Plaintiffs, Defendants SBBT, *Hood v. Santa Barbara Bank & Trust*, Case No. 1156354 (Cal. Super. Ct. County of Santa Barbara May 2005).
[43] 26 U.S.C. § 6402(d).
[44] 31 U.S.C. § 3720A.
[45] 42 U.S.C. § 407a).

be barred from transferring EITC under a cross-collection arrangement to satisfy a debt owed to a third party bank.[46]

Cross-collection has also received congressional attention. Section 3 of S.324, the Taxpayer Abuse Prevention Act, prohibits soliciting the execution of, processing, receiving, or accepting an application or agreement for a RAL or RAC with such debt offset provisions.[47] Prohibiting cross-collection would certainly address many concerns surrounding this practice. However, this prohibition is not a complete answer. Taxpayers would still default on RALs, and because the banks could no longer perform one of their established collection practices, RAL fees will increase even further.

Revenue Protection Indicator

The IRS cannot directly regulate banking practices but can indirectly address cross-collection by minimizing the number of RAL defaults in the first place. The IRS already attempts to decrease defaults by providing the Debt Indicator in the acknowledgement file. In furtherance of this policy, the IRS needs to address the main reason RALs default, which is IRS compliance activity that either significantly delays the release or reduces the amount of refunds. Ideally, the acknowledgement file would include a Revenue Protection Indicator, which would provide information about compliance activity. The inclusion of this sort of indicator would require the IRS to run additional compliance screens, such as the Dependent Database and Criminal Investigation screens, *before* releasing the acknowledgement file. While it is likely that this method would delay the release of the acknowledgement file, it may be worthwhile to reduce RAL defaults. In addition to protecting taxpayers, the delay would reduce the desirability of RALs, since taxpayers would receive a direct deposit refund directly from the IRS in approximately the same time period as receiving a RAL. However, given the confidential nature of IRS screens, Criminal Investigation screens in particular, it is imperative that a Revenue Protection Indicator provide general information and not a roadmap for the unscrupulous to work the system.

The National Taxpayer Advocate acknowledges that delaying the release of the acknowledgement file could potentially impact the rate of electronic filing. Thus, in order to address this concern, we propose that that the IRS run a pilot program to determine exactly how the inclusion of a Revenue Protection Indicator in the acknowledgement file will affect the individual e-file rate. Further, we recommend that the IRS explore mandating e-file for return preparers of five or more individual income tax returns, subject to procedures allowing the taxpayer to opt-out if the taxpayer chooses to file a paper return.[48]

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[46] *See* National Taxpayer Advocate 2005 Annual Report to Congress, *Additional Legislative Recommendation: Social Security Levies,* 466.
[47] S. 324, § 3 (a), 109th Cong. (2005).
[48] A federal e-file mandate is currently prohibited by IRC § 6011(e). For information on the states' experience with preparer e-file mandates, *see* Federation of Tax Administrators, *Electronic Filing Mandates: Lessons Learned* 1-3 (June 2005).

RAL Alternatives

Existing Government Options

The IRS offers several refund delivery options to taxpayers:

- E-File/Direct Deposit. The quickest way to receive a refund is to file electronically and request a direct deposit to an account at a financial institution. This method provides the refund to the taxpayer within two weeks.[49]
- E-File/Paper Check. Taxpayers who e-file may also request a paper check. This method will provide the refund within three weeks.[50]
- Paper Return/Direct Deposit. Taxpayers who file paper returns can request the IRS to direct deposit their refunds. They can expect their refunds within five weeks.
- Paper Return/Paper Check. The slowest refund turnaround time is associated with paper returns on which the taxpayer requests the IRS to mail a paper check. With this method, the taxpayer can expect the refund within six weeks.[51]

The IRS will further expand refund delivery options in the 2007 filing season for taxpayers who choose to direct deposit their refunds on their e-filed or paper returns. A new IRS Form 8888 will give taxpayers the option of dividing their anticipated refunds between as many as three different accounts. By providing taxpayers the ability to split refunds between financial accounts, Treasury hopes to encourage savings. Although a taxpayer can potentially provide RAL account information on Form 8888, the IRS hopes the new program will actually reduce the demand for RALs.[52]

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[49] IRS News Release, *IRS Opens 2006 Filing Season*, IR-2006-1 (Jan. 3, 2006).
[50] IRS Tax Topic 152, Refunds – How Long They Should Take, available at http://www.irs.gov/taxtopics/tc152.html (last visited June 12, 2006).
[51] IRS Tax Topic 152, Refunds – How Long They Should Take, available at http://www.irs.gov/taxtopics/tc152.html (last visited June 12, 2006).
[52] IRS News Release, IRS Expands Taxpayers' Options for Direct Deposit of Refunds, IR-2006-85 (May 31, 2006). Because the program only requires the taxpayer to list domestic bank routing and account numbers, it is possible that one of the listed accounts is a bank product set up in the taxpayer's name to receive a portion of the refund equal to tax preparation, filing and processing fees. The taxpayer can assign rights to the account funds to the tax preparer at the time of return preparation. While the taxpayer would still incur a bank account set up fee, this option would eliminate the need for taxpayers to seek out RALs and RACs for their entire refund amount merely because they cannot pay the tax preparation and filing fees.

Private Sector Options[53]

Aside from the options offered by the IRS, taxpayers also have a wide choice of products offered by the private sector. Although these products continue to evolve, the following list provides general information on some of the main products available in the 2006 filing season:

- Refund Anticipation Checks (RACs). A RAC is a non-loan alternative to a RAL and enables a taxpayer who does not have a bank account to receive a refund by direct deposit. The IRS deposits the refund into a temporary account, and the bank deducts return preparation, filing, and bank processing fees before distributing the remainder of the funds to the consumer. RACs typically involve a bank account setup fee and cost approximately $25 to $30.
- Instant or Advance RALs. An Instant RAL or Advance RAL is sold in conjunction with a RAL. It advances the RAL proceeds to the taxpayer from the time of tax preparation and filing until the acknowledgement file is received and the RAL is approved. Because Instant or Advance RALs are approved without the benefit of the Debt Indicator, the resulting additional risk is built into the price of the loan.
- Pay Stub Loans. A pay stub loan (also referred to as a "holiday loan") is an extension of credit for an anticipated tax refund calculated on a preliminary tax return based on pay stubs with no supporting W-2. Pay stub consumers will typically pay the loan back with RAL proceeds once W-2s are issued.
- Debit Cards. Debit cards are also known as prepaid cards, gift cards, and stored value cards. However, there are differences between the various types. A debit card accesses a bank account; a prepaid card accesses a virtual account with funds pre-loaded; a gift card typically replaces a gift certificate; and a stored value card includes a circuit chip and can be reloaded (such as a subway farecard). These various cards typically involve an initial setup fee as well as transactional fees.

Options for the Unbanked

It is estimated that approximately ten percent of American households do not have an account at a financial institution.[54] These unbanked taxpayers have fewer refund delivery choices. They can request that the IRS mail a paper refund check on either an e-filed or paper return. However, these options generally entail high check cashing fees and take up to six weeks to actually deliver the refund. For taxpayers unwilling to wait four to six weeks for a check, the only real option is to buy a bank product, which typically involves high fees.

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[53] *See* the written statements submitted for Tax Related Financial Products Can Be Costly: Field Hearing Before the U.S. Senate Committee on Homeland Security and Government Affairs, Permanent Subcommittee on Investigations, 109th Cong. (April 15, 2005); Industry Response to Information Request (April 28, 2006).

[54] Financial Literacy & Education Commission, *Taking Ownership of the Future: The National Strategy for Financial Literacy 2006*, 67-73.

The government should develop a quick and secure refund delivery mechanism for unbanked taxpayers. One option would be to expand the availability of the Electronic Transfer Account (ETA) program and develop an outreach program specifically targeting the unbanked.[55] The Department of Treasury developed the ETA program in 1999 to provide a low cost account alternative for unbanked federal payment recipients. However, it appears that the program was only modestly marketed and marginally successful in attracting participants.[56] Treasury should review and improve the program to attract more unbanked taxpayers as well as other federal payment recipients.[57]

Section 9 of S.324, the Taxpayer Abuse Prevention Act, establishes a program to encourage unbanked taxpayers to open bank accounts. Specifically, the provision requires the Department of Treasury, in cooperation with FDIC - insured financial institutions, to develop a program to provide low and moderate income taxpayers with the option of establishing low cost direct deposit accounts through the use of appropriate tax forms.[58] This program would present an excellent opportunity for Volunteer Income Tax Assistance (VITA) sites to partner with financial institutions and credit unions.[59]

Another option, discussed in more detail below, would be to develop a debit card program targeting unbanked taxpayers. While this option does not result in unbanked taxpayers opening bank accounts, it would move them in the right direction by placing them one step closer to the financial mainstream.

Debit Cards[60]

Many taxpayers purchase RALs or RACs simply because they do not own bank accounts and do not wish to wait the time it would take to receive a refund check by mail. With a RAL or RAC product, the preparer will typically issue the loan proceeds or

[55] An ETA is a low-cost account offered by participating federally insured financial institutions to individuals who receive federal benefit, wage, salary or retirement payments. For more information, see http://fms.treas.gov/eta/index.html (last visited June 21, 2006).
[56] FMS initially expected one to two million unbanked individuals to open up ETAs. There are currently over 77,000 active ETA accounts, but the level of participation by financial institutions and federal check recipients has fallen over the last two years. Nonetheless, there are still more ETA accounts opened each month than closed. Information Provided by Treasury Department Banking the Unbanked Initiative (March 2006).
[57] A 2004 research study commissioned by the Financial Management Service of the Department of Treasury, the Social Security Administration and the Federal Reserve Bank of St. Louis surveyed social security benefit recipients and found that more than 40 percent would be unlikely to open an ETA. Reasons given for disinterest included: lack of understanding as to how ETAs would meet their needs, a dislike of banks and credit unions, high cost, and lack of understanding as to how the account works. Financial Management Service, *Understanding the Dependence on Paper Checks: A Study of Federal Benefit Check Recipients and the Barriers to Boosting Direct Deposit*, OMB Control # 1510-0074, 11 (Sept. 2004).
[58] S. 324, § 9, 1409th Cong.
[59] *See* National Community Investment Fund, *From the Margins to the Mainstream: A Guide to Building Products and Strategies for Underbanked Markets*, 2.1-2.8 (Discusses the establishment of referral programs between banks, credit unions and free tax preparation sites).
[60] FMS, Debit Cards Office Response to Information Request (May 24, 2006).

refund to the customer by commercial check or debit card, both of which require the unbanked taxpayer to incur additional fees just to access the money.

While the Department of Treasury has devoted substantial resources to programs to bank the unbanked, it is equally important to develop a quick and secure means of delivering refunds to unbanked taxpayers. The National Taxpayer Advocate supports the development of a government debit card program to deliver tax refunds to the unbanked. However, it is important that any government debit card program be widely acceptable at local establishments and ATMs, entail low setup and transactional fees, and include security safeguards to limit the taxpayer's liability in the case of loss or theft.[61]

A debit card program to distribute refunds would not undermine other "banking the unbanked" initiatives. The debit card program would provide a stepping stone for unbanked taxpayers and help them establish relationships with financial institutions. In fact, the program may create new educational opportunities for the unbanked. The debit cardholder could also use the card to pay tax preparation and filing fees, which would eliminate the need for RACs. Further, if the card is linked to a financial institution, it might offer an opportunity to build or repair credit history, assuming the institution could work out arrangements with credit bureaus.[62]

The U.S. Debit Card program at FMS currently offers various federal departments, including Treasury, Interior, Commerce, and Defense both PIN or signature-based (Mastercard) debit cards as a method of distributing funds. The program partners with banks to gain access to signature-based cards and FDIC insurance. Unfortunately, the program does not yet have the capability to commingle funds from various government agencies and programs.

An IRS debit card program should be designed to provide unbanked taxpayers with tax refunds in the same timeframe as direct deposit for banked taxpayers. This goal will be difficult to accomplish unless the IRS distributes the cards through local channels such as post offices, social service offices, or approved IRS partners, or the IRS mails the cards to taxpayers before filing season. Taxpayers could activate the cards online or by phone.

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[61] Regulation E, 12 C.F.R § 205.15 provides that a government agency is covered by the Regulation if it directly or indirectly issues access devices to consumers for use in electronic fund transfer (EFT) of government benefits. Regulation E establishes the basic rights, liabilities and responsibilities of consumers who use EFT services. In a 2004 study commissioned by FMS, unbanked social security benefit recipients were polled regarding their receptivity to prepaid cards. Close to half of those surveyed indicated that they would not likely use a prepaid card. The reasons given were concerns regarding acceptability at local stores, risk of theft, fees and a distrust of ATMs. Financial Management Service, *Understanding the Dependence on Paper Checks: A Study of Federal Benefit Check Recipients and the Barriers to Boosting Direct Deposit*, OMB Control # 1510-0074, 11 (Sept. 2004).

[62] *See* National Community Investment Fund, *From the Margins to the Mainstream: A Guide to Building Products and Strategies for Underbanked Markets*, 4.1-4.8 (Discusses the use of stored value cards to reach the unbanked).

Although not as cost-effective as direct deposit, debit cards may be an efficient and low cost option for both the government and the taxpayer. After initial program setup costs, the electronic transfer to a debit card would likely cost less than printing and issuing a check. Further, assuming the IRS kept the transaction fees low, taxpayers would avoid the fees associated with RACs and check cashing.

Faster Refund Processing

Taxpayer demand for RALs will decrease if the refund turnaround time associated with a direct deposit is not significantly more than the time it takes to receive loan proceeds from a RAL. Thus, the IRS could impact RAL demand through two steps: (1) include a Revenue Protection Indicator (RPI) in the acknowledgement file, and (2) decrease refund turnaround times.

As discussed earlier, in order to include an RPI in the acknowledgement file, the IRS would need to run compliance screens before releasing the file. If the IRS needs to run the return through the Dependent Database and Criminal Investigation screens before releasing the acknowledgement file, the IRS would delay the release of the file. Banks do not approve RALs and release the funds until the acknowledgement file is received. Thus, including the RPI in the acknowledgement file would lengthen the amount of time it takes to receive RAL proceeds.

The IRS should strive to reduce refund turnaround times by fully deploying the Customer Account Data Engine (CADE) as soon as possible. As the IRS routes more types of individual income tax returns through CADE instead of the Individual Master File (IMF), refunds will be issued faster. The IRS can issue refunds on returns processed through CADE in five to seven days, compared to nine to 15 days for IMF refunds. Thus, CADE could shorten the processing time by four to eight days, which could have significant impact on RAL demand.

In addition to the hastening the incremental deployment schedule of CADE, the IRS needs to analyze its processing pipeline to uncover any inefficiencies. For example, if it runs compliance screens (such as the Dependent Database and Criminal Investigation screens) consecutively, the IRS should consider the feasibility of running the screens concurrently to save processing time.

Closing the gap between the time it takes to receive RAL proceeds as opposed to the direct deposit of refunds will only decrease RAL demand if taxpayers are aware of the different time periods associated with each option. A taxpayer has the ability to make an informed decision to not purchase a RAL if the taxpayer is aware that he or she can expect the refund directly from the IRS in five to seven days, which may not be significantly more time than a RAL, especially if the IRS delays the release of the acknowledgement file to include an RPI until after compliance checks are completed. Therefore, it is equally important to provide outreach to taxpayers directly through the media as well as through IRS partners.

Use and Disclosure of Tax Return Information

Under Internal Revenue Code § 7216, the taxpayer may consent to preparers using and disclosing confidential tax return information for purposes of marketing RALs and other products offered by the preparer or an affiliate, and sold during the return preparation and filing process.[63] The Treasury Department and the IRS are currently revising the regulations under IRC § 7216 to address advances in technology as well as provide taxpayers with a more informed consent. However, as discussed in more detail in this report, the National Taxpayer Advocate believes that IRC § 7216 should only permit the disclosure of tax return information for "tax-related purposes," the definition of which would specifically exclude RALs, RACs, and other similar products. Taxpayers demanding these products would need to make the disclosures to the banks themselves. This step may pose an inconvenience for some taxpayers, but this inconvenience is outweighed by the paramount concern for protecting confidential tax information obtained in the course of return preparation.[64]

Conclusion

Based on the above discussion, the IRS and Congress should take the following actions to adequately address concerns regarding RALs and similar bank products offered during the tax return preparation and filing process:

- The IRS should enhance ERO monitoring and oversight as well as enforce the requirements of IRS Publication 1345.

- Congress should strengthen the oversight of preparers by establishing a system to register, test and certify unenrolled federal income tax preparers. In addition, Congress should enact a more stringent compliance and penalty regime to deter reckless disregard of the rules and/or negligence by paid preparers.[65]

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[63] Treas. Reg. § 301.7216-3. The National Taxpayer Advocate also supports the exception in Treas. Reg. § 301.7216-2(e) allowing preparers legally engaged in the lawful practice of law or accountancy to use or disclose the information to a member of the same firm (with limitations on sharing the information internationally) for purposes of rendering other legal or accounting services. This exception was further enhanced in proposed regulations by limiting disclosure outside the United States Treas. Prop. Reg. § 301.7216-2(h).

[64] The California Attorney General filed a lawsuit against H&R Block in early 2006 alleging that the company used and disclosed confidential tax return information without written consent, in violation of state and federal law, for the purpose of marketing financial products. *See* State of California Office of the Attorney General News Release, *Attorney General Lockyer Files Lawsuit Against H&R Block for Illegally Marketing and Selling High-Cost Loans as 'Instant' Tax Refunds,* Release No. 06-013 (Feb. 15, 2006).

[65] The Taxpayer Protection and Assistance Act of 2005. S. 832, 109th Cong. For information on the National Taxpayer Advocate's proposal to establish a Federal program to regulate unenrolled tax preparers, as well as increase preparer penalties, *see* National Taxpayer 2002 Advocate Annual Report to Congress 216-230 (Key Legislative Recommendation: Regulation of Federal Tax Return Preparers); National Taxpayer Advocate 2003 Annual Report to Congress 270-301(Key Legislative Recommendation to enhance due diligence and signature requirements, increase the dollar amount of preparer penalties,

- The IRS should amend Publication 1345 to prohibit EROs from receiving RAL participation fees or any other financial incentives for facilitating RALs. Publication 1345 should also require oral disclosure of relevant RAL terms, such as fees and the consequences of default, as well as an explanation of other available options and the associated timeframes. .

- Congress should prohibit the debt collection offset practice in a manner similar to § 3 of S. 324, the Taxpayer Abuse Prevention Act.[66]

- The IRS should provide more useful information in the acknowledgement file, most importantly a Revenue Protection Indicator (RPI), which would serve to protect taxpayers from purchasing RALs when the IRS either delays the issuance or reduces the amount of the refund claimed on the return as a result of a compliance check. In additional, inclusion of the RPI in the acknowledgement file would delay the release of the file, which would render RALs less desirable. The IRS should initially run a pilot program to determine the impact the delay of the release of the acknowledgement file will have on the rate of e-file. Further, although currently prohibited by statute, the IRS should explore an e-file mandate for return preparers of five or more individual income tax returns; However, any proposed mandate must include procedures for the taxpayer to opt-out of e-file.

- Treasury should develop a debit card program that will allow unbanked taxpayers to receive tax refunds in a safe, fast manner which does not entail high processing or transactional fees.

- The IRS should reduce the refund turnaround time by deploying CADE as quickly as possible as well as running any compliance screens concurrently.

- Congress should amend IRC § 7216 to provide that use and disclosure of tax return information is only allowed for "tax-related purposes," a term to be defined by regulation The legislative history should also clearly state that Congress expects the Department of Treasury to continue to provide an exception allowing preparers legally engaged in the lawful practice of law or accountancy to use or disclose the information to a member of the same firm (with limitations on sharing the information internationally) for purposes of rendering other legal or accounting services.[67] The language in the legislative history should also support the limitations included in the proposed regulation which further limit disclosure outside the United States.[68]

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and assess and collect those penalties, as appropriate.); National Taxpayer Advocate 2004 Annual Report to Congress 67-88.

[66] S.324, § 3, 109th Cong.

[67] Treas. Reg. § 301.7216-2(e).

[68] Treas. Prop. Reg. § 301.7216-2(h).


IRS

Return Preparer Review

December 2009

Publication 4832 (Rev. 12-2009) Catalog Number 54419P
Department of the Treasury **Internal Revenue Service** www.irs.gov

TABLE OF CONTENTS

EXECUTIVE SUMMARY

The role of various forms of third party assistance in tax return preparation in the United States has become increasingly important. For 2007 and 2008, over 80 percent of all federal individual income tax returns were prepared by paid tax return preparers or by taxpayers using consumer tax preparation software.[1] The IRS acknowledged this trend with the inclusion of the following objectives in its strategic plan: 1) Strengthen partnerships with tax practitioners, tax return preparers, and other third parties in order to ensure effective tax administration; and 2) Ensure that all tax practitioners, tax return preparers, and other third parties in the tax system adhere to professional standards and follow the law.[2] In June 2009, IRS Commissioner Douglas Shulman launched the Return Preparer Review to help accomplish these objectives.

The IRS sought to have its review process be an open and transparent discussion of the issues with the tax return preparer community, the associated industry, consumer advocacy groups, and the American public. The IRS solicited input from a diverse community of stakeholders through multiple outlets. The IRS thanks the hundreds of individuals and organizations who took part in this review and looks forward to a continuing productive relationship to implement the recommendations in this report.

A. Tax Return Preparer Industry

Currently, any person may prepare a federal tax return for any other person for a fee. All tax return preparers are subject to some oversight, but the level of oversight depends on whether the tax return preparer holds a professional license, has been enrolled to practice before the IRS, chooses to file returns electronically and the jurisdiction where he or she prepares returns.

The precise number of tax return preparers is not known, but the IRS estimates that there are between 900,000 and 1.2 million individuals preparing tax returns for a fee.[3] Although some tax return preparers (*e.g.*, attorneys and certified public accountants) are licensed by their States and others are enrolled to practice by the IRS, a large share of tax return preparers do not pass any government or professionally mandated competency requirements before they prepare a federal tax return.

All paid tax return preparers are subject to civil penalties for actions ranging from knowingly preparing a return that understates the taxpayer's liability to failing to sign or provide an identification number on a return they prepare. Tax return preparers who demonstrate a pattern of misconduct may be enjoined from preparing further returns. Additionally, the IRS may pursue and impose criminal penalties against a tax return preparer for the most severe misconduct.

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[1] Internal Revenue Service Office of Research.
[2] 2009-2013 IRS Strategic Plan (April 2009), http://www.irs.gov/pub/irs-pdf/p3744.pdf.
[3] IRS Office of Program Evaluation and Risk Analysis, *Paid Preparer Review for National Public Liaison* (Sept. 2007).

Attorneys, certified public accountants, enrolled agents and other individuals authorized to practice before the IRS who prepare returns are subject to additional Federal oversight. Collectively known as *Practitioners*, these individuals must adhere to the more stringent standards of practice promulgated in Part 10 of Title 31 of the Code of Federal Regulations and reprinted in Treasury Department Circular 230. Practitioners who violate these standards of practice or who are shown to be incompetent or disreputable may be censured, suspended or disbarred from practice. The IRS Office of Professional Responsibility is charged with investigating allegations of Practitioner misconduct and conducting disciplinary proceedings, where warranted.

B. Stakeholder and Public Input

Through the public comment process, commenters overwhelmingly expressed support for efforts to increase the oversight of paid tax return preparers, particularly for those who are not attorneys, certified public accountants, or other individuals authorized to practice before the IRS. Highlights from an IRS analysis of the responses include:

- 98 percent of the individuals who offered comments on oversight and enforcement for paid tax return preparers favor increased efforts;
- 88 percent of the individuals who expressed an opinion on registering paid tax return preparers favor registration;
- 90 percent of the individuals who commented on education and testing favor minimum education or testing requirements for paid tax return preparers;
- 98 percent of the individuals who commented on quality and ethics favor establishment of quality and ethics standards for paid tax return preparers;
- 99 percent of the individuals who provided comments on outreach and communication for paid tax return preparers favor increased efforts.

Additionally, several commenters expressed concerns about the consumer and commercial tax preparation software industry. The number of tax return preparers and taxpayers who rely on tax preparation software to assist them in the preparation of federal tax returns grows each year.

Many commenters raised concerns about the availability and use of refund settlement products (*e.g.*, refund anticipation loans and refund anticipation checks/cards) through tax return preparers. These commenters questioned whether the purchasers of these products understand the full costs and obligations of the products.

C. Recommendations

After consideration of the input provided through the public comment process, the IRS believes that taxpayers, tax administration and the tax professional industry and related service providers will be better served through the implementation of a number of changes in how the industry participants are overseen. The recommended changes, which can be achieved through the issuance of regulations, are:

I. Mandatory Tax Return Preparer Registration

- The IRS will require all individuals who are required to sign a federal tax return as a paid tax return preparer to register and obtain a preparer tax identification number. The IRS may charge a reasonable, nonrefundable fee to register as a tax return preparer. The preparer tax identification number will be the exclusive number used to identify any tax return preparer submitting returns to the IRS;
- The IRS will study the impact and necessity of expanding this registration requirement to nonsigning tax return preparers in the future;
- The IRS will make tax return preparer registration effective for three-year periods and require tax return preparers to renew their registration every three years.

II. Competency Examination Requirement

- The IRS will establish competency testing for all paid tax return preparers required to register with the IRS who are not attorneys, certified public accountants or enrolled agents;
- The IRS will assess the quality of return preparation by those exempted from testing (*e.g.* attorneys, certified public accountants, enrolled agents) to determine whether there is a need to expand competency testing to include these individuals in the future;
- The IRS will perform suitability checks on those paid tax return preparers required to complete competency testing;
- There will not be any "grandfathering" from these testing requirements based upon past tax return preparation experience;
- Initially, the IRS will offer two competency examinations: One examination will cover wage and nonbusiness income Form 1040 series returns; another examination will cover wage and small business income Form 1040 series returns;
- The IRS plans to add a third test to address the competency of the tax return preparer with regard to business tax rules after the three-year implementation phase is completed;
- The IRS will develop transition rules to avoid significant interruption of services to taxpayers during the initial testing period. The preliminary approach will require that competency testing requirements be met no later than the required renewal date for tax return preparer registration.

III. Continuing Professional Education

- The IRS will require 15 hours of annual continuing professional education, including three hours of federal tax law updates, two hours of tax preparer ethics and 10 hours of federal tax law topics, for tax return preparers who are required to register;

- The continuing professional education requirements will not apply to attorneys, certified public accountants, enrolled agents or others enrolled to practice before the IRS because these individuals generally must complete continuing education requirements to retain their professional credentials;
- The IRS will assess the quality of return preparation by those exempted from continuing professional education (*e.g.* attorneys, certified public accountants, enrolled agents and others enrolled to practice before the IRS) to determine whether there is a need to expand continuing professional education to include these individuals in the future;
- The IRS will reach out to the various licensing authorities for attorneys, certified public accountants and other tax professionals to encourage them to support annual continuing professional education that includes federal tax law topics and updates and ethics for those individuals who are licensed by them and who prepare federal tax returns;
- Tax return preparers will be required to self-certify the completion of continuing professional education at the time of registration renewal. The IRS will perform random checks to verify compliance.

IV. Ethical Standards

- The IRS will place all signing and nonsigning tax return preparers under Treasury Department Circular 230. The authority granted to those individuals who do not have professional licenses and who are not enrolled agents, enrolled actuaries or enrolled retirement plan agents will be limited to preparing tax returns and representing their clients as currently permitted during an examination of any return prepared by the tax return preparer.

V. Tax Return Preparer Enforcement

- The IRS will implement a comprehensive enforcement strategy that includes applying significant examination and collection resources to tax return preparer compliance;
- The IRS will study how to enhance the effectiveness of traditional enforcement tools and incorporate new non-traditional enforcement tools (*e.g.*, directed notices and preparer visits) into the enforcement activities directed at tax return preparers;
- The IRS will study the impact an enhanced return preparer enforcement strategy has on taxpayer compliance and consider further changes to the IRS enforcement strategy dependent on the outcomes realized;
- The IRS will increase the coordination among its operating divisions and increase the staffing of the Office of Professional Responsibility to allow for increased investigations of practitioner, including tax return preparer misconduct.

VI. Tax Return Preparation Software

- The IRS will establish a task force that will seek the input of the tax preparation software industry, state government representatives, and other relevant stakeholders to address identified risks associated with the dependence of tax administration on consumer and commercial tax preparation software, and discuss the possibility of establishing industry standards.

VII. Refund Settlement Products

- The IRS will convene a working group to review the refund settlement product industry. Part of this review will include analyzing opportunities to improve refund delivery options.
- The IRS will assess the effectiveness of its provision of the debt indicator on reduction of costs and improvements in service to taxpayers;

VIII. Public Awareness and Service Enhancements

- The IRS will develop a public awareness campaign to educate taxpayers, paid tax return preparers, and IRS employees about the new standards and requirements for tax return preparers;
- The IRS will develop a searchable database of tax return preparers who have registered and passed the competency examination.

INTRODUCTION

Over the past twenty years, there has been a significant shift in the way that U.S. taxpayers complete and file their tax returns. Increased use of paid tax return preparers as well as explosive growth in the use of technology by both self-preparers and tax professionals has altered the ways in which tax filing is accomplished. At the same time, for many U.S. taxpayers, the interactions relating to tax filing represents one of the biggest financial transactions they undertake each year. More than ever, taxpayers are relying on tax return preparers and consumer tax return preparation software to help them prepare their returns.

In addition to preparing tax returns, tax return preparers have an opportunity to educate taxpayers about the tax laws, facilitate electronic filing, and reduce the stress and anxiety often associated with the tax filing season. Tax return preparers may explain to the taxpayer his or her rights and responsibilities. Tax return preparers advise their client taxpayers, identifying issues where the guidance is unclear and assessing the risks associated with a possible reporting position. A well-educated and competent tax return preparer can prevent inadvertent errors, possibly saving the taxpayer from unwanted problems later and the IRS from consuming valuable compliance resources.

Recent studies conducted by the Government Accountability Office, the Treasury Inspector General for Tax Administration, and others suggest, however, that our system of federal tax administration and a large number of taxpayers may be poorly served by some tax return preparers. Although GAO and TIGTA could not estimate the number of taxpayers adversely affected, they reported that returns completed by some tax return preparers were inaccurate. In some cases, they found that the tax return preparer failed to perform sufficient due diligence or took positions that the tax return preparer knew were not supportable.

While the IRS has encouraged taxpayers to take some common sense steps in choosing a tax return preparer, more concrete steps are necessary. In June 2009, the Internal Revenue Service launched a Tax Return Preparer Review. As part of this effort, the IRS received input from a large and diverse community, including tax return preparers, tax professional organizations, members of associated industries, federal and state government officials, consumer groups and the public. The findings and recommendations of this review, which are outlined in this report, are intended to better leverage the tax return preparer community with the twin goals of increasing taxpayer compliance and ensuring uniform and high ethical standards of conduct for tax return preparers.

HISTORY OF THE U.S. TAX RETURN PREPARATION INDUSTRY

Commercial tax return preparation began primarily as an ancillary service for those in the accounting, auditing, bookkeeping or legal industries. Tax return preparation was considered an extension of the services that businesses within those industries were providing their clients. Many of the businesses that provided tax return preparation services to their clients in the first part of the 20th century did so as a courtesy for little or no charge. Most individual taxpayers who were required to pay income taxes and file returns[4] during this time either prepared their own returns or had their returns prepared by their local IRS office.

By the end of World War II, most Americans had an income tax obligation.[5] The number of persons affected by the federal income tax after the war increased the importance of tax return preparation services. Most taxpayers could no longer walk into their local IRS office and have their return prepared by the early 1960s. Tax return preparation was no longer an ancillary service for the accounting, auditing bookkeeping and legal services industries, although many in those fields continue to provide return preparation services.

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[4] Less than six percent of Americans had an income tax obligation as late as 1939.

[5] More than 75 percent of the American population had an income tax obligation by the end of World War II.

Today, the tax return preparation industry has its own standard industry classification.[6] It is a multibillion dollar industry with several thousand commercial tax return preparation businesses open across the United States and around the world. The largest of these businesses has thousands of locations, while the smallest businesses may operate out of rented kiosk space in a local shopping mall or from the proprietor's residence. Many tax return preparers operate year round; others may operate only during a portion of the first four months of the calendar year. Although some tax return preparers limit their business to preparation of tax returns, others offer their own ancillary services, including tax return preparation software and refund settlement products.

CURRENT TAX RETURN PREPARER ENVIRONMENT

Today, a majority of U.S. taxpayers rely on tax return preparers to assist them in meeting their federal tax filing obligations. Between 1993 and 2005, the number of taxpayers who prepared their own tax returns without outside assistance fell more than two-thirds (Figure 1). For 2007 and 2008, over 80 percent of all federal tax returns were filed either using a tax return preparer or software. Specifically, approximately 87 million federal individual income tax returns were prepared by paid tax return preparers.[7] Additionally, the IRS is projecting an increase in these numbers for 2009.

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[6] United States Census Bureau, *North American Industry Classification System* (2007).
[7] Internal Revenue Service Office of Research.

Figure 1



Taxpayer Usage of Software and Preparers
100,000,000
90,000,000
80,000,000
70,000,000
60,000,000
50,000,000
40,000,000
30,000,000
20,000,000
10,000,000
-
TY97 TY98 TY99 TY00 TY01 TY02 TY03 TY04 TY05 TY06 TY07
Self Paper
Self Software
Preparer Paper
Preparer Computer

Currently, any person may prepare a federal tax return for any other person for a fee. Due to the lack of registration and inconsistent reporting, the number of tax return preparers is not known. The IRS estimates that there are between 900,000 and 1.2 million paid tax return preparers currently (Figure 2).[8] Although some tax return preparers (*e.g.*, attorneys and certified public accountants) are licensed by their states and others are enrolled to practice by the IRS, many tax return preparers do not pass any competency requirements before they prepare a federal tax return. This last category of tax return preparer is not required to have any minimum education, knowledge, training or skill before they prepare a tax return for a fee.

[8] IRS Office of Program Evaluation and Risk Analysis, *Paid Preparer Review for National Public Liaison* (Sept. 2007).

Figure 2

Return Preparers	Estimated Population	Number of Returns Prepared
Estimated Overall Return Preparer Totals	0.9 – 1.2 million	86.6 million
Enrolled Agents	42,896 active	Unknown
Certified Public Accountants	646,520 as of 2006	Unknown
Attorneys	1,180,386	Unknown
Enrolled Retirement Plan Agents	123	Unknown
Unenrolled Return Preparers	Unknown	Unknown
Volunteers	82,653 volunteers	3.02 million

Recent studies show that 94 percent of taxpayers who use tax return preparers generally follow their advice.[9] Sixty-two percent of taxpayers said they follow their tax return preparer's advice all the time.[10] With tax return preparers preparing almost 60 percent of all returns filed, their impact on tax administration is significant.

A. Tax Return Preparation Software

The consumer and commercial tax software industry is one of the largest and fastest growing industries associated with tax return preparation. Taxpayers self-prepared and electronically filed 32 million tax returns using consumer tax preparation software during the 2009 filing season.[11] These taxpayers rely on tax software to answer their tax law questions and to assist them in the preparation of accurate returns. Thus, for these taxpayers, the consumer tax preparation software is a low cost alternative to hiring a paid tax return preparer or to preparing tax returns manually on their own.

Professional tax return preparers also use commercial tax preparation software to prepare and electronically file returns for their clients. During the 2009 filing season, tax return preparers used tax preparation software to prepare 61.8 million tax returns.[12]

Despite large volumes of returns prepared using consumer and commercial tax preparation software, quality control over these products rests exclusively with the

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[9] IRS, *AES2 Taxpayer Survey, Question 13* (2009); IRS, *Taxpayer Assistance Blueprint, Phase 2* (2007); Barr, Dokko, *Tax Filing Experiences and Withholding Preferences of Low- and Moderate-Income Households: Preliminary Evidence from a New Survey* (2006).

[10] Id.

[11] Electronic Tax Administration Research and Analysis System, *IMF Electronic Transmitted Returns* (2009).

[12] Electronic Tax Administration Research and Analysis System, *IMF Electronic Transmitted Returns and Modernized Electronic Filed BMF Returns* (2009).

software publishers. There are approximately 80 tax preparation software packages available for purchase in the U.S. currently.[13] About half of those packages are intended for taxpayers who intend to self prepare their tax returns (consumer software) and about half are intended for use by professional tax return preparers (commercial software).[14] While the number of tax software providers appears robust, four companies dominate the market, accounting for 80 percent of the tax returns filed electronically over the last two years.[15]

Currently, vendors develop tax preparation software complying with instructions provided by the IRS in documents such as Publication 1346, Electronic Return File Specifications for Individual Income Tax Returns. These software packages are tested by the IRS for transmission suitability (*i.e.* does the software interact appropriately with IRS systems to enable the electronic filing of the return). There is, however, no direct evaluation of software packages for accuracy or usability. Further, although the IRS can impose penalties on tax preparation software companies for unauthorized disclosure or use of a taxpayer's personal and tax-related information, little is known about the security and privacy of taxpayer information held by the companies.

B. Refund Settlement Products

An estimated 20.5 million taxpayers purchase ancillary products that provide them quicker access to the amount of their expected tax refunds.[16] The two primary products are Refund Anticipation Loans (RALs) and Refund Anticipation Checks/Cards (RACs). RALs are short-term loans from a financial institution secured by the taxpayer's expected refund. Several tax preparation companies and tax return preparers facilitate and advertise RALs to taxpayers, although the taxpayer contracts with the financial institution — not the tax return preparer — as lender for the loan. The lender may require the taxpayer to sign a consent form for the IRS' Debt Indicator Program[17] when the taxpayer applies for the RAL. The lender uses the Debt Indicator to assist in its evaluation of the taxpayer's application for the RAL. The taxpayer generally receives the funds, less fees, within a day of applying for the loan. The loan is repaid when the refund is sent by the IRS to a bank account specified by the lender.

RACs are non-loan alternatives to RALs. With a RAC, the financial institution establishes a temporary account for the taxpayer to receive his or her refund. When the tax refund is deposited, the taxpayer is given a check or a debit card for the refund amount, less fees. RACs are used to expedite refunds for taxpayers who do not have bank accounts and would otherwise have to wait for a paper check or for taxpayers who

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[13] Id.
[14] Id.
[15] Id.
[16] IRS Electronic Tax Administration, *Compliance Data Warehouse* (2007, updated fall 2009).
[17] Through the Debt Indicator Program, a taxpayer or an authorized third-party is advised whether the taxpayer has any outstanding debts collectible by the Federal government that will be offset as all or a portion of the taxpayer's refund. A negative Debt Indicator result does not, however, guarantee that the refund will be paid.

do not have available funds to pay the fees for tax return preparation prior to receiving the refund (or both).

Use of these refund settlement products has been increasing over time (Figure 3). Between 2001 and 2007, the number of taxpayers using these products grew from 15 million to approximately 20.5 million (or from 11 percent of individual income tax returns to nearly 14 percent).[18]

Figure 3: Taxpayers' Requests for Bank Products for Tax Years 2005 – 2007


Requests for Bank Products
Returns (million)
10.80
10.60
10.40
10.20
10.00
9.80
9.60
9.40
9.20
TY 2005
TY 2006
TY 2007
RAL requested by taxpayer
RAC requested by taxpayer
Source: Full Tax Year IMF ETADB on CDW

Taxpayers who use RALs and RACs have an average income considerably lower than that of other taxpayers (Figure 4) and have a significantly higher incidence of receiving the earned income tax credit. Consumer and taxpayer advocacy groups suggest that taxpayers who purchase these products may not comprehend the true, high costs of the product.[19] Fees for RALs vary widely. In a recent GAO study, the annual percentage rates for the loans in the study ranged from 36 percent to over 500 percent.[20] And while RALs are subject to Truth in Lending Act Requirements, GAO found that tax return preparers in their study did not use consistent methods to calculate rates presented in advertisements.[21] Recent research by TIGTA supports the argument that tax return

[18] IRS Electronic Tax Administration, *Compliance Data Warehouse* (2007, updated fall 2009).
[19] General Accountability Office, *Refund Anticipation Loans*, GAO-08-800R (June 5, 2008).
[20] Id.
[21] Id.

preparers do not provide many RAL applicants with a complete understanding of the full costs of these products.[22]

Figure 4: Taxpayer Characteristics by Bank Product Type for Tax Year 2004

	No Bank Product	RAL	RAC
Number of Returns (millions)	110.7	10.6	7.5
Average Adjusted Gross Income	$55,200	$22,400	$32,200
Average Age	45	35	36
Single or Head of Household	56%	79%	69%
Claimed EITC w/ Qualifying Children	7.5%	58.4%	40.4%

TIGTA's research suggests, however, that most taxpayers who receive a RAL are told by their tax return preparer that they are receiving a loan.[23] TIGTA also found that a majority of the taxpayers who applied for a RAL received information from their tax return preparer on the length of time it would take the taxpayers to receive their tax refund if they decided not to obtain the loan. In addition, TIGTA found that an overwhelming majority of taxpayers who received RALs used the loans to pay bills.

In 2008, GAO completed a study of refund anticipation loans.[24] GAO found RALs are marketed by a wide variety of businesses, ranging from major retail tax return preparers to automotive dealers to shoe stores. Of the 40 tax return preparers GAO called or visited, 37 offered RALs. Thirteen of the 40 tax return preparers offered year-round tax return preparation, while 27 were open only during the tax season and operated at tables or desks within businesses offering other products or services. Of the 27 tax return preparers open only during the tax season, 13 were located in businesses that GAO suggested targeted low-income customers (*e.g.*, check cashers, payday loan vendors, rent-to-own stores and pawn shops) and nine offered incentives to encourage customers to spend the refunds on the businesses' primary goods and services.

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[22] Sixty-six percent of the 250 taxpayers who participated in a TIGTA survey after receiving RALS during the 2008 filing season stated that they were not provided with the annual interest rate for the loan. Treasury Inspector General for Tax Administration, *Many Taxpayers Who Obtain Refund Anticipation Loans Could Benefit From Free Tax Preparation Services*, TIGTA 2008-40-170 (August 29, 2008).

[23] Treasury Inspector General for Tax Administration, *Many Taxpayers Who Obtain Refund Anticipation Loans Could Benefit From Free Tax Preparation Services*, TIGTA 2008-40-170.

[24] Government Accountability Office, *Refund Anticipation Loans*, GAO-08-800R.

TAX RETURN PREPARER COMPLIANCE STUDIES

In 2006, the GAO conducted a review of the services offered by paid tax return preparers and the quality of the services rendered by these service providers.[25] As part of this review, GAO staff posed as taxpayers and "shopped" several outlets of chain commercial tax return preparation firms in a major metropolitan area. Two years later, the TIGTA conducted a similar review of unenrolled paid tax return preparers.[26] Although the size and non-representative aspects of the samples in these studies precluded GAO and TIGTA from generalizing their results and drawing conclusions about all paid tax return preparers, the results of these "shopping visits" are illuminating.

A. Government Accountability Office

The GAO study targeted 19 outlets of chain commercial tax return preparation firms.[27] The GAO staff asked tax return preparers at those 19 outlets to prepare federal tax returns under one of two scenarios for which staff from the GAO, Senate Committee on Finance and the Joint Committee on Taxation had previously completed tax returns and agreed upon the contents of the return and the correct amount of tax.

According to the GAO, only two of the 19 tax return preparers had the correct tax liability and refund amounts on the return they prepared and all 19 tax return preparers made a mistake on the prepared returns. Although most of the 19 tax return preparers included all income for which a payor had an information reporting requirement, three tax return preparers reported incorrect amounts of ordinary dividends or capital gain income. Eight of 19 tax return preparers reported the shopper's prior year's state tax refund incorrectly. Several tax return preparers did not ask about income from sources other than wages and, although all tax return preparers were told that there was income from casual self-employment arrangements, 10 of the 19 tax return preparers did not report this income as required. Several of the tax return preparers who did report this income on the returns they completed did not provide the shopper with correct information. One tax return preparer told the shopper that she did not have to report the income unless it was more than $3,200. Others advised that the shopper had discretion on whether to report this income because the IRS would not know about the income unless it was reported.

The tax return preparers also made mistakes when it came to claiming the proper amount of credits and deductions. For example, 10 shoppers were entitled to a credit for child care expenses for their shopper, but none of the tax return preparers who

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[25] Government Accountability Office, *Paid Tax Return Preparers: In a limited Study, Chain Prepares Made Serious Errors*, GAO-06-563T (Apr. 4, 2006).
[26] Treasury Inspector General for Tax Administration, *Most Tax Returns Prepared by a Limited Sample of Unenrolled Preparers Contained Significant Errors*, Rept. # 2008-40-171 (Sept. 3, 2008).
[27] Government Accountability Office, *Paid Tax Return Preparers: In a limited Study, Chain Prepares Made Serious Errors*, GAO-06-563T.

prepared a return for these shoppers claimed the credit. Although nine shoppers would have benefitted by itemizing their deductions, two of the nine tax return preparers who prepared their returns only claimed the standard deduction. Of the seven tax return preparers who did itemize their shopper's deductions, five prepared returns claiming an incorrect amount of deductions. Six of these nine tax return preparers also erred in determining the amount of education credit to claim for the shopper. The 10 tax return preparers who were presented with an earned income tax credit scenario also made significant errors. Only one of these 10 tax return preparers asked all of the required questions and half of the 10 tax return preparers incorrectly reported that GAO's shopper was entitled to the earned income tax credit for two children when the shopper was only entitled to claim the credit for one of her children.

In addition to these computational errors, some tax return preparers did not include required identifying information. Four of the 19 tax return preparers did not sign the returns they prepared and two tax return preparers did not furnish their own identifying number. One tax return preparer did not include a company name and employer identification number.

B. Treasury Inspector General for Tax Administration

The Treasury Inspector General for Tax Administration had its auditors pose as taxpayers and "shopped" 28 unenrolled tax return preparers[28] in a large metropolitan area for its study.[29] Of the 28 tax return preparers shopped by TIGTA, 12 were employed by outlets of chain commercial tax return preparation firms and 16 worked at, or owned, small, independent tax return preparation firms. The shopped tax return preparers were asked to prepare a federal tax return based on one of five scenarios developed by TIGTA. TIGTA did not consider any of the scenarios to be complex as the tax topics raised by each scenario were specific, straightforward, and not dependent on interpretation. Table 1 shows the various tax law topics covered in the five scenarios.

[28] The tax return preparers shopped by TIGTA were not attorneys, certified public accountants, enrolled agents, or enrolled actuaries.
[29] Treasury Inspector General for Tax Administration, *Most Tax Returns Prepared by a Limited Sample of Unenrolled Preparers Contained Significant Errors*, Rept. # 2008-40-171.

Table 1

Additional Child Tax Credit	Education Credits
Business Income and Expenses	Filing Status
Capital Gains	Income from Wages
Charitable Contributions	Individual Retirement Account Distribution
Child and Dependent Care	Interest Income
Child Tax Credit	Mortgage Interest Paid
Dependency Exemptions	Saver's Credit
Earned Income Tax Credit	Self-Employment Tax and Deduction

Each of the shopped tax return preparers used commercial tax preparation software to assist them in the preparation of the tax returns.

According to TIGTA, most of the 28 tax return preparers asked probing questions before and during the preparation of the tax returns and 16 of the 28 tax return preparers asked the shoppers to complete an information worksheet.[30] Tax return preparers who did not ask probing questions generally made assumptions or relied upon tax return preparation software to make eligibility determinations. The use of probing questions or an information worksheet was not an indication, however, of the accuracy of the resulting return. TIGTA found that 11 of the 16 tax return preparers who had the shopper complete a worksheet prepared an incorrect return. And, at least one tax return preparer who did not ask the shopper any probing questions nevertheless prepared a correct tax return.

Seven tax return preparers did not exercise due diligence when determining whether the shopper was eligible to receive the earned income tax credit. Although all seven tax return preparers completed the required Form 8867, *Paid Preparer's Earned Income Credit Checklist*, none asked any or all of the probing questions on the form. One tax return preparer complained to the shopper that the tax return preparation software prompts slowed down the preparation process.

Seventeen tax return preparers did not show the correct amount of tax owed or refund due on the returns they prepared.[31] Although all tax return preparers correctly reported income from savings account interest, wages, and self-employment, no tax return preparer correctly calculated the expenses relating to self-employment income.

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[30] An information worksheet is a document tax return preparers use to gather names, social security numbers, sources of income received or earned, the length of time children who could be claimed as dependents lived in the home, and other information generally used in the preparation of a tax return.
[31] Id.

Figure 5: Results by Tax Law Topic

Topic	Correct	Incorrect	Percentage Correct
Additional Child Tax Credit (28 tax returns)	24	4	86%
Business Income (6 tax returns)	6	0	100%
Business Expenses (6 tax returns)	0	6	0%
Capital Gains (6 tax returns)	5	1	83%
Child and Dependent Care Credit (12 tax returns)	10	2	83%
Child Tax Credit (28 tax returns)	22	6	79%
Dependency Exemptions (28 tax returns)	26	2	93%
Earned Income Tax Credit (12 tax returns)	10	2	83%
Education Credits (12 tax returns)	6	6	50%
Filing Status (28 tax returns)	27	1	96%
Income – Wages (28 tax returns)	28	0	100%
Individual Retirement Account Distribution (17 tax returns)	15	2	88%
Interest Income (28 tax returns)	28	0	100%
Itemized deductions (5 tax returns)[1]	3	2	60%
Saver's Credit (23 tax returns)	18	5	78%
Self-Employment Tax and Deduction (12 tax returns)	1	11	8%

[1] *Itemized deduction tax law topic includes mortgage interest paid and charitable contributions.*

Source: Treasury Inspector General for Tax Administration, Most Tax Returns Prepared by a Limited Sample of Unenrolled Preparers Contained Significant Errors, *Rept. # 2008-40-171.*

If taxpayers had filed the 17 returns that did not show the correct amount of tax owed or refund due, the net effect would have been $12,828 in understated taxes.

TIGTA also found that the preparers of six of the 17 returns prepared incorrectly acted willfully or recklessly during the preparation of the shopped returns. These tax return preparers added or increased deductions without permission and, in some situations, did so after the shopper questioned whether they were entitled to receive the deductions. Examples include a tax return preparer who increased the child care expenses claimed on the return after the shopper explained to the tax return preparer that child care expenses were paid in cash and a tax return preparer who completed a return claiming a deduction for charitable contributions after the shopper stated that no charitable contributions were made. These six individuals prepared more than 950 tax returns during the 2008 filing season.

Additionally, a few of the shopped tax return preparers did not provide required identifying information. Five of the 28 tax return preparers did not sign the shopper's tax return as required, and two tax return preparers did not furnish their own identification numbers as required on the completed tax returns. Three tax return preparers did not protect their client's tax information from disclosure. These tax return preparers repeated their client's social security numbers aloud or had their client's return information visible on the computer screen or desk when other individuals were present in the office.

EXISTING OVERSIGHT OF TAX RETURN PREPARERS

All tax return preparers are subject to some oversight. The level of oversight depends on whether the tax return preparer holds a tax-related professional license, has been enrolled to practice before the IRS, and chooses to file returns electronically and on the jurisdictions in which they prepare returns. The different categories of tax return preparers are shown in Figure 6.

Figure 6 – Paid Tax Return Preparers

Attorneys	Certified Public Accountants	Enrolled Agents, Enrolled Actuaries and Enrolled Retirement Plan Agents	Unenrolled Tax Return Preparers
Members in good standing of the bar of the highest court of a state, territory, or possession of the United States.	Persons duly qualified to practice as a certified public accountant in any state, territory, or possession of the United States.	Professionals enrolled to practice before the IRS. Enrollment requires passing an examination or presenting evidence of qualifying experience.	Other tax return preparers who, except in a limited number of states, have no minimum education or training requirements.
Regulated by state licensing authorities and, if they practice before the IRS, under Treasury Department Circular 230*		Regulated by the IRS under Treasury Department Circular 230	Generally, not regulated

* The Regulations Governing the Practice of Attorneys, Certified Public Accountants, Enrolled Agents, Enrolled Actuaries, Enrolled Retirement Plan Agents and Appraisers before the Internal Revenue Service are published in 31 CFR Part 10 and reprinted in Treasury Department Circular 230

A. Federal Regulation of Tax Return Preparers

All paid tax return preparers are subject to Internal Revenue Code penalties. Section 6694(a) of the Internal Revenue Code imposes a civil penalty on a tax return preparer who prepares a return that understates the taxpayer's liability where the understatement was due to a position that the tax return preparer knew or reasonably should have known was unreasonable. The penalty imposed on the tax return preparer is increased under section 6694(b) if the understatement is due to the tax return preparer's willful attempt to understate liability or reckless or intentional disregard for the rules. A tax return preparer may also be penalized for aiding or abetting in the understatement of a liability on a return under section 6701. Tax return preparers who demonstrate a pattern of misconduct may be enjoined from preparing further returns.

In addition, section 6695 imposes penalties on a tax return preparer who fails to perform certain acts. For example, a tax return preparer must sign the return and include his or her own identification number on the return. The tax return preparer must also provide the taxpayer with a copy of the return. The penalty for failing to meet these requirements is $50 per failure and cannot exceed $25,000 for each type of failure annually. These penalties generally will not be assessed if the tax return preparer shows that the violation was due to reasonable cause and not willful neglect.

Tax return preparers are also subject to criminal sanctions arising from improper conduct. For example, a tax return preparer that helps taxpayers prepare false or fraudulent returns may be liable and could receive a prison term and a fine of up to $100,000 under sections 7206 and 7207. Other penalties, both civil and criminal, prohibit tax return preparers from improperly disclosing or using the information taxpayers provide to a tax return preparer in connection with the preparation of a taxpayer's tax return. Civil and criminal penalties can be imposed for the same violation.

Attorneys, certified public accountants, enrolled agents and other individuals authorized to practice before the IRS who prepare returns are subject to additional federal oversight. Collectively known as *Practitioners*, these individuals must adhere to the more stringent standards of practice promulgated in Part 10 of Title 31 of the Code of Federal Regulations and reprinted in Treasury Department Circular 230. Practitioners who violate these standards of practice or who are shown to be incompetent or disreputable may be reprimanded, censured, suspended or disbarred from practice. The IRS Office of Professional Responsibility is charged with investigating allegations of practitioner misconduct and proposing appropriate disciplinary sanctions.

Additionally, the IRS, under its broad authority to regulate the filing of electronic returns, requires any tax return preparer who files returns electronically to comply with certain regulations. Under these regulations, the IRS may require the electronic return originator to pass background and credit history checks.

B. State Regulation of Tax Return Preparers

All states license attorneys and certified public accountants and four states have enacted legislation regulating return preparers generally. Oregon and California have been regulating return preparers since the 1970s. Maryland and New York have recently passed legislation and will begin regulating return preparers in the near future.

I. Oregon

Oregon requires individuals who prepare, advise or assist in the preparation of personal income tax returns for others for a fee to be licensed unless exempted.[32] Those

[32] OR. Rev. Stat. §673.615 (2009).

exempted from the licensing requirements include certified public accountants and public accountants licensed by the Oregon Board of Accountancy and members of the Oregon State Bar who prepare returns for their law clients.[33] Oregon also requires businesses that prepare tax returns to register.[34] All income tax preparation businesses must be operated by or employ a licensed tax consultant who provides services or who supervises tax preparers.

Oregon issues two types of licenses to individuals preparing income tax returns for a fee. Licensed Tax Consultants have the highest level of competency and may prepare returns as a self-employed tax practitioner or as a supervising tax practitioner. To become a licensed Tax Consultant, an individual must work as a tax preparer for a minimum of 780 hours during two of the last five years; complete a minimum of 15 hours of continuing education within one year of submitting an application; and pass Oregon's tax consultant examination.[35] Licensed Tax Preparers may lawfully prepare income tax returns under the supervision of a licensed Tax Consultant or other qualified person.[36] To become a licensed Tax Preparer, an individual must be at least 18 years of age; be a high school graduate or have passed an equivalency examination; complete a minimum of 80 hours of basic income tax law education; and pass Oregon's tax preparer examination.[37] Annually, licensees must complete a minimum of 30 hours of continuing education, maintain professional standards and state ethics, and file a license renewal form and pay appropriate fees.[38]

The Oregon Board of Tax Practitioners may refuse to issue or to renew a license, suspend or revoke a license, or reprimand a tax consultant or tax preparer on disciplinary grounds.[39] A licensee may be disciplined for negligence or incompetence in tax consultant practice or tax preparer practice; conviction of crimes involving dishonesty, fraud, or deception; conviction of willfully failing to pay taxes or file returns; conviction of willfully making false returns, or supplying false information, required under state or Federal tax laws; violation of the Board's code of professional conduct; and professional sanctions related to the practice of law or accountancy or to practice as an enrolled agent if the sanction was related to income tax preparation or if dishonesty, fraud, or deception was involved.[40] The Board also has the authority to assess civil penalties up to $5,000 and to order restitution to consumers harmed by tax preparation fraud.[41]

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[33] OR. Rev. Stat. §673.610 (2009).
[34] OR. Rev. Stat. §673.643 (2009). The business registration is in addition to, and not in lieu of, the required registration for the individuals preparing, assisting in the preparation or advise other persons with respect to person income tax returns for a fee.
[35] OR. Rev. Stat. §673.625 (2009).
[36] OR. Rev. Stat. §673.615 (2009).
[37] OR. Rev. Stat. §673.625 (2009).
[38] OR. Rev. Stat. §673.655 (2009).
[39] OR. Rev. Stat. §673.700 (2009).
[40] Id.
[41] OR. Rev. Stat. §673.730(6) (2009).

II. California

California has been regulating return preparers since the 1970s.[42] California requires individuals who prepare or assist in the preparation of tax returns for a fee to register unless exempted.[43] Individuals exempted from this requirement include attorneys who are active members of the State Bar of California, certified public accountants who are licensed by the California Board of Accountancy, enrolled agents, and the employees of these categories of individuals.[44] To register, an individual must post a $5,000 surety bond and complete not less than 60 hours of instruction in basic personal income tax law education by an approved provider within the previous 18 months.[45] Registrants also must pay a registration fee of $25 and complete at least 20 hours of continuing education, including 12 hours in Federal taxation, 4 hours in California taxation, and additional 4 hours in either Federal or California taxation from an approved provider annually.[46]

III. Maryland

In 2008, the Maryland legislature passed, and the Governor signed, the Maryland Individual Tax Preparers Act.[47] This act provides that, effective June 1, 2010, any individual not otherwise exempted who offers individual income tax preparation services must be registered.[48] Individuals exempted from this registration requirement include certified public accountants licensed in Maryland or any other state; attorneys admitted to the practice of law in Maryland or any other state; individuals employed by a local or state government or by the Federal government, but only in performance of official duties; individuals enrolled to practice before the IRS who are governed under Circular 230; and an employee of, or assistant to, a licensed individual tax preparer, or exempted individual, in performance of duties on their behalf.[49] Although the registration requirement is effective on June 1, 2010, the Maryland Department of Labor, Licensing & Regulation has stated that the implementation of the Act is contingent on the appointment of the Board of Individual Tax Return Preparers and on the appropriation of funds.[50] To date, the Governor has not appointed a Board and the legislature has not appropriated funding.

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[42] In 1997, the State legislature transferred responsibility for registering individuals as tax preparers; certifying the education of tax preparers; approving tax schools; and educating California taxpayers on the selection of tax professionals to The California Tax Education Council, a non-profit corporation.
[43] Cal. Bus. & Prof. Code §22253 (West 2009).
[44] Cal. Bus. & Prof. Code §22258 (West 2009).
[45] Cal. Bus. & Prof. Code §§22250 and 22255 (West 2009).
[46] Id.
[47] MD. CODE ANN., Bus. Occ. & Prof. §21-501 (West 2009).
[48] MD. CODE ANN., Bus. Occ. & Prof. §21-301 (West 2009).
[49] MD. CODE ANN., Bus. Occ. & Prof. §21-102 (West 2009).
[50] MD. Dep't. of Labor, Licensing & Regulation, *Important Information on the Maryland Individual Tax Preparers Act*, http://dllr.maryland.gov/license/taxprep/.

Under the Maryland Individual Tax Preparers Act, individuals will be registered by examination, which must be no less stringent than the "individuals" section of the special enrollment examination for enrolled agents.[51] Registrants must complete eight hours of continuing education annually and will be required to renew their licenses every two years.[52]

The Board of Individual Tax Return Preparers is authorized to deny registration, to reprimand registered individuals, or to suspend or revoke registration for fraudulently obtaining registration, engaging in criminal activity, or engaging in professional misconduct in violation of rules of conduct to be adopted by the Board.[53] The Board also is authorized to impose penalties up to $5,000 for each violation.[54]

IV. New York

The New York legislature provided the New York Department of Taxation and Finance statutory authority to register tax return preparers.[55] Under New York law, tax return preparers are individuals who prepare a substantial portion of any return for compensation.[56] Tax return preparers include enrolled agents; employees of tax return preparation business; and partners who prepare returns for clients of a partnership engaged in a commercial tax return preparation business.[57] Tax return preparers do not include certified public accountants or public accountants currently licensed in New York State; attorneys currently licensed in New York State; employees who are preparing tax returns under the direct supervision of a certified public accountant, public accountant, or attorney licensed in New York State; employees of a business who prepare that business' return; clerical employees; and volunteer tax preparers.[58] Facilitators of refund anticipation loans or refund anticipation checks must register annually.[59]

Tax return preparers and facilitators must register electronically with the Tax Department and thereafter re-register annually.[60] In addition, at the time of registration or re-registration, commercial tax return preparers must pay a $100 fee.[61] Tax return preparers or facilitators are liable for a $250 penalty for failure to register or re-register, but the penalty will be abated if the registration requirement is met within 90 days.[62] A

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[51] MD. CODE ANN., Bus. Occ. & Prof. §21-304 (West 2009).
[52] MD. CODE ANN., Bus. Occ. & Prof. §§21-308 and 21-309 (West 2009).
[53] MD. CODE ANN., Bus. Occ. & Prof. §21-311 (West 2009).
[54] Id.
[55] N.Y. Tax §32(b)(1) (McKinney 2009).
[56] N.Y. Tax §32(a)(14) (McKinney 2009).
[57] Id. Commercial tax return preparers are tax return preparers who prepared 10 or more returns in the preceding year and will prepare at least one in the current year, or who prepared 10 or fewer returns in the preceding year and will preparer 10 or more in the current year. N.Y. Tax §32(a)(4) (McKinney 2009).
[58] N.Y. Tax §32(a)(14) (McKinney 2009).
[59] N.Y. Tax §32(b)(1) (McKinney 2009).
[60] N.Y. Tax §32(b)(3)(McKinney 2009).
[61] N.Y. Tax §32(c)(1) (McKinney 2009).
[62] N.Y. Tax §32(g)(1) (McKinney 2009).

$500 penalty applies to failure to register or re-register after the 90-day period and for each additional month thereafter.[63]

Each tax return preparer and facilitator who registers will be issued a certificate and will be assigned an identification number.[64] The issuance of a certificate or the assignment of an identification number cannot be advertised as the Tax Department's endorsement of the tax return preparer's or facilitator's qualifications or services.[65]

C. Calls for Increased Regulation of Tax Return Preparers

Various organizations that have observed the tax preparation methods and choices available to taxpayers have questioned how taxpayers with limited tax law knowledge themselves can make a knowing assessment of a tax return preparer's competency when anyone, regardless of training, experience, skill or knowledge may prepare federal tax returns for a fee.

I. National Taxpayer Advocate

The National Taxpayer Advocate is a proponent of tax return preparer regulation, devoting a significant amount of time to raising awareness of this issue in Congress, the IRS, and the public. The National Taxpayer Advocate has raised the issue in her annual reports to Congress since 2002.[66]

The National Taxpayer Advocate advocates strengthening the professionalism of those who prepare tax returns for compensation, not limiting or reducing their numbers. According to the National Taxpayer Advocate, the professionalism of tax return preparers can be increased through a framework that provides for registration, testing, certification, continuing education, and consumer education. Figure 7 outlines four recommendations made by the National Taxpayer Advocate.

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[63] Id.
[64] N.Y. Tax §32(b)(2)(McKinney 2009).
[65] N.Y. Tax §32(d)(McKinney 2009).
[66] The National Taxpayer Advocate's Annual Reports to Congress are available on the IRS webpage at www.irs.gov/advocate/article/0,,id=97404,00.html.

Figure 7 – National Taxpayer Advocate's Recommendations on Paid Preparers

- Any tax return preparer as defined in IRC § 7701(a)(36) other than an attorney, certified public accountant, or enrolled agent must register with the IRS, and Congress should authorize the IRS to impose a per-return penalty for failure to register, absent reasonable cause.
- All registered preparers must pass an initial examination designed by the Secretary to test the technical knowledge and competency of unenrolled return preparers to prepare federal tax returns. The exam can be administered in two separate parts. The first part would address the technical knowledge required to prepare relatively less complex Form 1040-series returns. The second part would test the technical knowledge required to prepare business returns, including complex sole proprietorship schedules.
- All registered preparers must complete CPE requirements as specified by the Secretary. And all registered preparers must renew their registration every three years, at which point they must show evidence of completion of CPE requirements.
- The Secretary should be authorized and directed to conduct a public awareness campaign to inform the public about the registration requirements and offer guidelines about what taxpayers should look for in choosing a qualified tax return preparer.

The National Taxpayer Advocate proposes to require individuals other than attorneys, certified public accountants, and enrolled agents to pass an IRS examination to prepare federal tax returns. The test would be administered in two parts. Individuals who pass the first part of the examination, addressing technical issues arising on simpler individual tax returns, would be authorized to prepare less complex Form 1040 series returns. Individuals who pass the first and second part of the examination would be authorized to prepare any income tax return. Individuals who pass the examination and prepare returns would be subject to oversight by the IRS. Failure to comply with IRS rules would subject the individual to penalties. Tax return preparers would be required to complete continuing education to renew their registration.

II. IRS Advisory Organizations

In 2006, the Taxpayer Advocacy Panel recommended licensing of paid tax return preparers.[67] In support of their recommendation, the Taxpayer Advocacy Panel noted that taxpayers are hurt when their returns are not prepared accurately. The Taxpayer Advocacy Panel also argued that the IRS would benefit from the licensing of paid return

[67] Taxpayer Advocacy Panel, *2006 Annual Report*, Appendix E (2006).

preparers because the IRS also incurs costs because of fraudulent and inaccurate returns.

The Internal Revenue Service Advisory Council considered the issue of identification of paid tax return preparers in 2008.[68] Noting that the IRS does not have a single database or other information source to identify the paid tax return preparer community, IRSAC recommended that the IRS develop a system to identify all paid tax return preparers through the use of a unique identification number. IRSAC also recommended that the IRS conduct research to effectuate a better process to monitor and regulate the paid tax return preparer community utilizing these unique identification numbers. IRSAC suggested that "these measures should lead to more accurately prepared tax returns and would enable the IRS to provide focused resources for outreach and education efforts."

Most recently, in June 2009, the Electronic Tax Administration Advisory Committee recommended the IRS establish threshold standards and a related oversight model to support integrity in tax preparation software and the e-file industry.[69] ETAAC acknowledged that it is cost and resource prohibitive for the IRS to provide total oversight and regulation of tax preparation software products. Nevertheless, ETAAC suggested the IRS determine the best model for the efficient, effective oversight of tax software services. ETAAC further suggested that IRS select a security standard for IRS authorized e-file providers from among several existing, recognized standards. And, most notably, ETAAC recommended that the IRS work with the tax return preparation industry and States to set high industry standards that will enhance the accuracy of return preparation software.

III. Industry Stakeholders and Consumer Groups

The IRS Oversight Board sponsored a public meeting on the issue of tax return preparer regulation in February 2008. The panelists at the public meeting represented industry stakeholders and consumer advocacy groups.[70] According to the panelists, tax return preparation is a profession, not a part-time job during tax filing season. The panelists explained that, as professionals, most tax return preparers want to protect their profession. Thus, according to the panelists, most tax return preparers favor entry-level requirements, enforcement and penalties for those who do not comply with regulations, although the panelists' views varied on how a regulatory program could be

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[68] Internal Revenue Service Advisory Council, *General Report* (2008), http://www.irs.gov.taxpros/article/0,,id=188469,00.html.

[69] Electronic Tax Administration Advisory Committee, *Annual Report to Congress* (June 2009), http://www.irs.gov/pub/irs-pdf/p3415.pdf.

[70] Panelists included Robert Tobias, Chair, Internal Revenue Service Oversight Board Operations Committee (Moderator); Kevin R. Keller, Chief Executive Officer, Certified Financial Planner Board of Standards; Michael A. Addington, Federation of Tax Administrators; John Ams, Executive Vice-President, National Society of Accountants; Frank Degen, Past President and Spokesperson, National Association of Enrolled Agents; and Bonnie Speedy, National Director, AARP Foundation Tax-Aide Program.

structured and implemented. Most panelists agreed that there should be an examination for certification, continuing professional education, an ethics requirement, an enforcement component, and user fees.

D. Legislative Proposals

For several years, bills requiring the registration and regulation of tax return preparers have been introduced and considered in Congress.[71] The sponsors of these bills suggest that passage is long overdue.[72] They argue that the current tax return preparer environment is inadequate because it leaves taxpayers vulnerable to abuses from unqualified or unethical individuals who present themselves as tax professionals.[73] According to the 2007 bill's sponsors, everyone, including the many tax return preparers who provide professional and much needed services to their clients, benefits from the reforms in these bills.[74] They explain that increased tax return preparer regulation will ensure that taxpayers are better able to prepare and file their tax returns in a manner that is fair, reasonable and affordable.[75]

The 2007 legislative proposal would have required the IRS to develop standards for persons to prepare returns commercially.[76] Any individual other than an attorney or certified public accountant would have been required to pass a minimum competency examination to prepare returns for a fee. These individuals also would have been required to complete continuing education to renew their credentials. Further, the IRS could have imposed a penalty on any person who prepared a return for a fee without obtaining the necessary credentials.

STAKEHOLDER AND PUBLIC OPINION

The IRS is committed to a transparent and open dialogue about the issues concerning tax return preparers and tax return preparation. From the Commissioner's June 2009 announcement that he planned to make recommendations to better leverage the tax return preparer community with the twin goals of increasing taxpayer compliance and ensuring uniform and high ethical standards of conduct for tax preparers, the IRS has sought the input of a large and diverse community of internal and external stakeholders.

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[71] See, *e.g.*, S. 802, *Low Income Taxpayer Protection Act of 2001*, 107th Cong. § 2 (2001); H.R. 1528 (incorporating S. 882), *Tax Administration Good Government Act*, 108th Cong. § 141 (2004); S. 1321 (incorporating S. 832), *Telephone Excise Tax Repeal Act of 2005*, 109th Cong. § 203 (2005); S. 1219, *Taxpayer Protection and Assistance Act of 2007*, 110th Cong. § 4 (2007); H.R. 5716, *Taxpayer Bill of Rights Act of 2008*, 110th Cong. § 4 (2008).
[72] See, *e.g.*, 153 Cong. Rec. S. 5101-5103 (statement of Rep. Bingaman).
[73] Id.
[74] Id.
[75] Id.
[76] S. 1219, Taxpayer Protection and Assistance Act of 2007, 110th Cong. (2007).

The IRS used numerous channels including public forums, solicitation of written comments, and meetings with advisory groups to obtain this input.

A. Public Forums

The IRS sponsored three public forums featuring panelists representing consumer advocacy groups, tax professional organizations, federal and state government agencies, the software industry, and the retail and unenrolled tax return preparer community. Each forum began with panelists making a short prepared statement. The forums continued with an open discussion moderated by IRS officials. Complete transcripts for each forum are available on the IRS website.[77]

I. July 30, 2009, Public Forum

The IRS held the first public forum on July 30, 2009, in Washington D.C. Two panels representing consumer advocacy and tax professional organizations shared their perspectives and positions on the regulation of federal tax return preparers. The organizations represented on the panels included:

Consumer Advocacy Panel:

- National Community Tax Coalition
- Center on Budget and Policy Priorities
- American Association of Retired Persons
- Consumer Federation of America
- The Community Tax Law Project

Tax Professional Panel:

- National Association of Enrolled Agents
- American Institute of Certified Public Accountants
- American Bar Association
- National Society of Accountants
- National Association of Tax Professionals

In addition to the panelists, approximately 200 people registered and attended this open forum.

Consumer Panel Summary:

The representatives from consumer advocacy organizations all recommended that the IRS should increase its oversight of tax return preparers. All five panelists spoke about the benefits of registering tax return preparers. Four of the five panelists also spoke of the additional value of including a testing requirement for unenrolled tax return

[77] The agendas for each forum are reprinted in Appendices of this report.

preparers. Three panelists referenced the existing testing requirement for IRS Volunteer Income Tax Assistance (VITA) volunteers. These panelists insisted that the VITA program establishes a process of standardization for what taxpayers can expect from tax return preparers that also should be followed by the paid tax return preparer community.

The consumer advocacy panelists also expressed their concern about refund anticipation loans. A few panelists were particularly vocal. These panelists expressed concern that RALs are marketed mostly to low-income taxpayers and involve annual percentage rates ranging from 50 to nearly 500 percent. The panelists noted that RALs, because of their high annual percentage rates, attract "fringe financial outlets" to tax return preparation including businesses such as payday loan stores, and check cashers. According to these panelists, fringe tax return preparers are a fundamental problem because of the questionable quality of tax return preparation.

Tax Professional Panel Summary:

The tax professional organization representatives were uniform in their support for increased IRS oversight of tax return preparers. Each panelist commented on the appropriateness of requiring registration and use of a unique identification number for all tax return preparers. The panelists agreed on the benefits of some type of competency testing for those individuals not already holding a certification or having a minimum amount of experience. The panelists also suggested that regulated professionals who have demonstrated competence through licensing could be deemed to have demonstrated the minimum competence to prepare returns.

Other areas of agreement included the necessity of enforcement and taxpayer education programs and the benefits of continuing professional education for tax return preparers. The panelists advised that the best way to ensure that those who want to ignore the law comply with any new requirements is to ensure that they suffer financial harm if they flout these requirements.

The tax professional organizations made a variety of comments on the recommended structure for oversight. One panelist, for example, supported the establishment of an administrative entity to oversee tax return preparers, while another panelist insisted that the program build on the existing regulatory framework and consolidate administration and enforcement under the Office of Professional Responsibility.

Finally, the tax professional organizations reminded the IRS to consider burden and avoid unnecessary duplications. They strongly advised against any strategy that would impose duplicative regulatory regimes on attorneys, certified public accountants and enrolled agents.

II. September 2, 2009, Public Forum

The IRS held its second IRS public forum on September 2, 2009, in Washington D.C. A panel representing federal and state government agencies presented their findings and experiences related to oversight of tax return preparers. The organizations represented included:

Government Panel:

- Government Accountability Office (GAO)
- Treasury Inspector General for Tax Administration (TIGTA)
- Oregon State Board of Tax Practitioners
- California Franchise Tax Board
- California Tax Education Council
- Comptroller of Maryland Revenue Administration Division
- New York Department of Taxation and Finance

In addition to the panelists, approximately 125 persons registered and attended this open forum.

Across the board, the government panelists strongly supported increased IRS oversight of tax return preparers. A few panelists cited examples from GAO and TIGTA investigations as evidence that increased oversight is needed. The panelists from the various States presented background on how their agencies have implemented various levels of regulation involving tax return preparers.

Panelists recommended that the IRS develop a plan to require a single identification number for paid tax return preparers as a first step. One panelist suggested that the IRS expand the use of preparer tax identification numbers to create a unique number for each tax return preparer.

While California and Oregon have had tax return preparer programs in place significantly longer than Maryland and New York, all of the state panelists suggested that their tax return preparer regulations have a positive impact on tax administration. The state panelists also expressed support for stronger federal oversight. They each suggested that their State stands ready to work with the IRS to achieve meaningful oversight of the tax return preparation industry.

III. September 30, 2009, Public Forum

The IRS held its third and final public forum on September 30, 2009, in Chicago, Illinois. Two panels representing the tax return preparation software industry and independent tax return preparers weighed in with information about their current practices and their opinions about tax return preparation in the U.S. The organizations represented on the panels included:

Software Industry Panel:

- Council for Electronic Revenue Communication Advancement
- CCH Small Firm Services
- Drake Software
- Intuit, Inc.

Independent Tax Return Preparer Panel:

- H&R Block executive
- H&R Block franchisee
- Jackson Hewitt franchisee
- Empire Accounting & Tax Service owner
- An independent unenrolled preparer

In addition to the panelists, approximately 140 persons registered and attended the open forum.

Software Industry Panel Summary:

The tax return preparation software industry panelists all agreed on the importance of tax preparation software in today's U.S. tax system and the need for increased oversight of tax return preparers. Yet, the panelists had a range of opinions on the level of IRS or government involvement in this oversight.

Some panelists supported increased IRS involvement in tax return preparation software oversight. But, these panelists recommended against day-to-day involvement by the IRS, suggesting, instead, that the increased oversight be IRS approved standards and certification requirements carried out through a formal self-regulatory organization operating outside the government.

Other panelists encouraged a careful approach to any changes under consideration. These panelists explained that the software market is a competitive market that has and will continue to dictate both the design and cost of these software programs. They noted that if the software is not accurate and compliant, customers will find software that is.

Independent Preparer Panel Summary:

The independent preparer panel included an H&R Block executive who represented her organization and Jackson Hewitt – the nation's two largest tax preparation companies – from a corporate standpoint. Four local tax return preparers representing the unlicensed community of tax return preparers completed the panel.

The panelists recommended registration of all tax return preparers. They also supported some type of qualification standards to demonstrate a minimum level of competency and high ethical standards, noting that their companies and employees already do this. For example, although H&R Block and Jackson Hewitt's 155,000 tax preparers may be primarily unlicensed individuals, the panelists noted that these companies have extensive training and continuing education requirements for their employees. The independent panelists noted that they and many other independent tax return preparers regularly attend educational seminars and classes to ensure they maintain the expertise required to serve their customers. The panelists recognized, however, that based on media and government reports, not all tax return preparers are conducting business in a professional manner. Accordingly, the panelists all appeared to support a federal standard of tax return preparer registration and qualification.

B. Notice 2009-60

On July 24, 2009, the IRS announced that the public was invited to contribute ideas as part of its effort to ensure high performance standards for all tax return preparers.[78] To cast the widest net possible for comment, the IRS chose to solicit written comments. In IRS Notice 2009-60,[79] the IRS specifically requested comments on how the tax return preparer community can assist in increasing taxpayer compliance and how to ensure that tax return preparers meet both uniform and high ethical standards of conduct. The IRS welcomed all ideas but was particularly interested in comments regarding:

- The types of individuals, entities, and professionals who currently work as tax return preparers;
- The level of current regulation of these various categories of tax return preparers and who monitors them;
- Minimum levels of education and training necessary to provide tax return preparation services;
- Whether tax return preparers should be subject to a code of ethics, and, if so, what specific behavior should that code promote or prohibit;
- The responsibility firms or businesses that employ tax return preparers should have for the conduct of the individuals they employ;
- The responsibility tax return preparer professional organizations should have for the education, training, and conduct of their members;
- Special provisions that should be made for individuals who are already tax return preparers, licensed attorneys, certified public accountants, enrolled agents, or software providers if tax return preparation services should be regulated;

[78] IRS News Release IR 2009-68 (July 24, 2009).
[79] 2009-32 IRB 181 (Aug. 10, 2009).

• Additional legislative, regulatory, or administrative rules the IRS should consider recommending as part of its proposals with respect to the tax return preparer community.

The IRS received more than 500 comments in response to this solicitation.[80] The backgrounds of the respondents are diverse, covering all categories of affected individuals and entities. The IRS heard from hundreds of individual tax return preparers and taxpayers in addition to receiving comments from dozens of tax professional organizations, consumer advocacy groups, commercial tax return preparation firms, and commercial tax return preparation software providers. The overwhelming majority of respondents favor some level of increased regulation. Highlights from an IRS analysis of the responses include:

- 98 percent of the individuals who offered comments on oversight and enforcement for paid tax return preparers favor increased efforts;
- 88 percent of the individuals who expressed an opinion on registering paid tax return preparers favor registration;
- 90 percent of the individuals who commented on education and testing favor minimum education or testing requirements for paid tax return preparers;
- 98 percent of the individuals who commented on quality and ethics favor establishment of quality and ethics standards for paid tax return preparers;
- 99 percent of the individuals who provided comments on outreach and communication for paid tax return preparers favor increased efforts.

Notwithstanding this tremendous support for increased IRS oversight of tax return preparers, a few commenters considered increased oversight a waste of time and money. A few commenters rejected the suggestion that tax return preparers be tested, noting that the IRS and tax return preparer community are doing a good job of policing tax return preparers currently via audits and reviews. These commenters suggested that the "bad apples" eventually come to light. Some commenters expressed concern that the intent of any increased oversight not be to "squeeze out" the unlicensed tax return preparer who has been conducting themselves competently and professionally over the years. These commenters wanted to ensure that individuals who prepare simple Form 1040 would not be subject to examination and regulation inconsistent with the returns that they prepare.

The commenters also offered different views on the form of any increased oversight. Many commenters, for example, supported the view of the National Taxpayer Advocate and consumer advocacy groups who advocate for a regulatory framework that includes registration, testing, continuing education, and consumer education. Other commenters believed that testing should not be part of the framework because it is not the solution to incompetent return preparation. To these commenters, the issue is compliance and that

[80] Comments to Notice 2009-60 are posted on the IRS webpage at www.irs.gov/taxpros/article/0,,id=212569,00.html.

compliance can be adequately addressed through registration and ethical standards, not testing.

For those who supported testing, another issue of concern was "grandfathering." Proponents of "grandfathering" suggested that many unlicensed tax return preparers have been preparing accurate returns for several years with little to no problems with the IRS. These tax return preparers, they argued, have been obtaining continuing professional education and kept current with the tax literature and should be given a pass on any testing requirements. Several enrolled agents, attorneys and certified public accountants argued against "grandfathering," noting that a minimum level of competency needs to be assured through examination. Many attorneys, certified public accountants and enrolled agents expressed concern, however, about duplicative regulation for those tax return preparers who hold professional licenses or are authorized to practice before the IRS and are subject to IRS and State regulation currently. But, other commenters raised the specter of fairness if certain tax return preparers were exempted from any new requirements because of their professional licenses.

Commenters also offered ideas about enforcement. Some commenters suggested new penalties for those individuals who prepare returns without a license. Others suggested raising the current penalties for tax return preparers who prepare inaccurate returns. A few commenters suggested 'A Paid Tax Preparer Registry' on the IRS webpage where members of the public could find a list of registered tax return preparers, research a tax return preparer for possible complaints or judgments against them, and report tax return preparers who violated the law or provided unacceptable service. Commenters also spoke of a code of ethics for tax return preparers with many suggesting that tax return preparers should be subject to Circular 230 or a code of ethics similar to the one in Circular 230.

A few commenters expressed concern about the cost of increased regulation and who would bear the responsibility for incurring the additional costs.

FINDINGS AND RECOMMENDATIONS

Over the past 6 months, the IRS, tax return preparers, the associated industry, other federal and state government officials, consumer advocacy groups and the American public engaged in a transparent and open dialogue about tax return preparation in this country. Three public forums were held and more than 500 individuals and groups offered written comments. The results of this discussion are, in many ways, remarkable. There is general agreement that tax return preparers and the associated industry play a pivotal role in our system of tax administration and they must be a part of any strategy to strengthen the integrity of the tax system. And, more directly, the American public overwhelmingly supports efforts to increase the oversight of paid tax return preparers.

The IRS believes that increased oversight of paid tax return preparers does not require additional legislation. As discussed more fully below, the IRS' intention is to require paid tax return preparers to register with the IRS through the issuance of regulations under section 6109 of the Internal Revenue Code. Further, the IRS considers the preparation of a tax return for compensation as a form of representation before the agency. Thus, the IRS intends to amend the regulations under 31 U.S.C. 330 to clarify that any person preparing a tax return for compensation is practicing before the agency and, therefore, must demonstrate good character, good reputation, and the necessary qualifications and competency to advise and assist other persons in the preparation of their federal tax returns. The IRS, therefore, is recommending the following:

A. Mandatory Registration for Tax Return Preparers

Increased oversight begins with mandatory registration. Almost 90 percent of those persons expressing an opinion on registration favored registering all paid tax return preparers. Registration of all tax return preparers will enable the IRS to collect more accurate data on return preparers. Additionally, registration will help the IRS provide better service to the tax return preparer community and taxpayers generally. For example, by tracking the number of persons who prepare returns, the qualifications of those who are preparing returns and the number of returns each person prepares, the IRS will be able to send targeted updates to those tax return preparers who have clients that are most likely to be impacted by significant or late changes in the tax laws or IRS procedures. Additionally, registration will make it easier for the IRS to locate and review the returns prepared by a tax return preparer when instances of misconduct are detected.

All tax return preparers are required to furnish an identifying number on any return that they are required to sign as a paid tax return preparer. Currently, the signing tax return preparer may provide either a social security number or a preparer tax identification number that the IRS will issue to the tax return preparer on application. The use of more than one number by any signing tax return preparer, however, makes it more difficult for the IRS to collect accurate tax return preparer data and to identify an individual tax return preparer. The IRS, therefore, intends to require all individuals who prepare returns for compensation and are required to sign those returns to register and obtain a preparer tax identification number. The IRS may charge a reasonable, nonrefundable fee to register as a tax return preparer. All tax return preparers will be required to provide their preparer tax identification number on any tax return that they prepare and sign for compensation.

Registration will be phased in to reduce burden on both the IRS and tax return preparers. Tax return preparers also will be required to renew their registration every three years. All tax return preparers will be required to pay a user fee to register and when they renew their registration. Tax return preparers also will be subject to a tax compliance check at the time of each renewal.[81] Although the IRS initially will require only signing tax return preparers to register, it will consider extending the registration requirement to all tax return preparers, and in particular to non-signing tax return preparers who are not attorneys, CPAs, enrolled agents, or otherwise licensed as tax professionals.

The renewal requirement will assist the IRS in collecting accurate identifying information on tax return preparers. For example, to better understand who is preparing returns, the IRS proposes to collect information regarding a tax return preparer's professional qualifications and current employment. The IRS also intends to request updated contact information when the tax return preparer renews his or her registration.

B. Competency Examination Requirement

Most commenters favored competency examinations for tax return preparers. The commenters do not agree, however, on who should be tested. Many attorneys, certified public accountants and enrolled agents support testing for those who are not required to pass examinations to obtain their professional credentials. They argue that testing of those who had to pass examinations to obtain their professional credentials would be costly and redundant. Other commenters noted, however, that many of these professionals passed examinations that have no bearing on the professional's ability to prepare a tax return, although their ethical standards require that they not offer or provide services that they are not qualified to provide. Some commenters disagreed with testing or offered only lukewarm support. Other commenters appeared resigned to the idea that testing was going to be implemented and merely held out hope that those with significant return preparation experience and no known issues would be "grandfathered" from any testing requirement.

In addition to the commenters' support for testing, government studies reveal that a number of return preparers are not always preparing accurate returns. Similarly, a recent undercover effort by the State of New York Department of Taxation and Finance resulted in 20 arrests and 13 convictions for unethical and criminal behavior in the first 20 months. Although the samples for these studies are too limited to make broad pronouncements about tax return preparers generally, they can not be overlooked when discussing the need for competency testing.

The IRS is proposing to establish competency testing for tax return preparers who are not attorneys, certified public accountants, or enrolled agents. The IRS is not proposing a competency testing program for attorneys, certified public accountants, or enrolled

[81] For renewal of registration purposes, a tax compliance check is a limited review of the tax return preparer's filing and payment compliance history (i.e., the IRS will ensure that the tax return preparer has filed his or her federal personal and business tax returns and that the tax due on those returns has been paid or the tax return preparer has reached an acceptable agreement with the IRS to satisfy any outstanding liabilities). Those tax return preparers who are not in compliance will be referred to the IRS Office of Professional Responsibility for possible disciplinary action.

agents currently, but the IRS will consider expanding testing to those individuals if data is collected in the future that identifies a need for this testing.

Initially, two examinations will be offered for tax return preparers who are not attorneys, certified public accountants, or enrolled agents. The first test will cover wage and nonbusiness income Form 1040 series returns. The second test will cover wage and small business income Form 1040 series returns. The proposed content for two examinations is shown in Appendix I. The IRS will not "grandfather" any tax return preparer from the testing requirement based on return preparation experience.

During the roll-out of the initial testing that will require return preparers to take one of two examinations relating to Form 1040 issues, the IRS will closely monitor the implementation of the testing requirements. The IRS plans to add a third competency examination for return preparers after the initial implementation phase is completed. The third competency examination will address business tax issues.

Additionally, although attorneys, certified public accountants, and enrolled agents are asked to demonstrate their good character before they obtain their professional license or are enrolled to practice, many tax return preparers are not required to make any showing of character before they prepare returns. Consumer advocacy groups and many commenters expressed concern about the lack of regulation in this regard. Thus, the IRS intends to perform suitability checks[82] when these individuals make their initial application to take the competency examination.

Although the IRS believes that testing of paid tax return preparers who are not attorneys, certified public accountants, or enrolled agents is essential, the testing must be administered in a way that avoids significant interruption of service to taxpayers. The IRS, therefore, proposes that these tax return preparers be given three years from the initial implementation date of testing to pass the required examination(s).[83] Also, tax return preparers testing during this initial implementation period may attempt to pass the examination as often as the examination is offered provided the applicable fee is paid for each attempt.

C. Continuing Professional Education

Continuing professional education requirements serve to encourage professionals to remain current and to expand their knowledge within their field of expertise. These requirements are important to tax administration given the complexity of the tax laws and the frequent changes made to the Internal Revenue Code and the rules and regulations implemented to assist in the administration of the Code.

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[82] Suitability checks may include criminal background checks and tax compliance checks. For purposes of a suitability check, a tax compliance check is a limited review of the tax return preparer's filing and payment compliance history.

[83] Individuals required to pass the examination(s) will be permitted to register as tax return preparers and receive a preparer tax identification number during this initial implementation even if they have not passed the examination(s).

Commenters generally supported continuing professional education requirements for return preparers. Several commenters noted that most attorneys, certified public accountants, enrolled agents, and state registered tax return preparers currently must complete continuing education to retain their professional credentials (Figure 8). In addition, certain tax return preparers who are not licensed and do not hold professional credentials are members of organizations that have minimum continuing education requirements. For example, one organization of accountants requires that its members complete 72 hours of continuing professional education over three years, with a minimum of 16 hours per year. These commenters generally supported continuing education requirements for those tax return preparers who were not required to complete continuing education already.

Figure 8 – Existing Continuing Education Requirements

Certification	Continuing education requirement
Attorney	Varies by state – 10 to 15 hours per year is average
Certified Public Accountant	Varies by state – ranges from 120 hours over 3 years to 20 per year
Enrolled Agent	72 hours over 3 years; 16 hours minimum per year including 2 hours ethics/professional conduct
California registered preparer	20 hours per year
Oregon registered preparer	30 hours per year

The IRS believes that all tax return preparers have an obligation to stay current on the tax laws. The IRS, therefore, proposes that return preparers complete 15 hours of continuing professional education annually. Of the 15 hours of continuing professional education, the IRS proposes that three hours cover federal tax law updates (including recent legislation and updates to IRS procedures), two hours cover ethics, and 10 hours cover general federal tax law topics. Because most attorneys, certified public accountants, enrolled agents, enrolled actuaries and enrolled retirement plan agents must complete continuing education to retain their professional credentials, these individuals will be exempted from the tax return preparers' continuing professional education requirements. The IRS will consider requiring the completion of tax return preparer continuing professional education from these individuals if data is collected in the future that identifies a need for this educational requirement. Additionally, the IRS will reach out to their licensing authorities to encourage them to support annual continuing professional education that includes federal tax law topics and updates and ethics for those individuals who are licensed by them and who prepare federal tax returns.

D. Ethical Standards

Almost all commenters who had an opinion on ethical standards favored the establishment of ethics standards for return preparers. Most of these commenters suggested that tax return preparers be required to follow the standard of conduct found in Treasury Department Circular 230. Other commenters expressed concern about bringing all tax return preparers under the umbrella of Circular 230 if that means those who are not attorneys, certified public accountants, enrolled agents, enrolled actuaries or enrolled retirement plan agents would be authorized to practice before the IRS without meeting the current requirements for enrolled agents, enrolled actuaries or enrolled retirement plan agents.

The IRS agrees with the overwhelming majority of commenters that tax return preparers must be covered by a standard of ethics. The IRS is proposing to require all signing and nonsigning tax return preparers to comply with the standard of conduct in Part 10 of Title 31 of the Code of Federal Regulations and reprinted in Treasury Department Circular 230. The authority of attorneys, certified public accountants, enrolled agents, enrolled actuaries and enrolled retirement plan agents to practice before the IRS will not change from the authority they have under current Treasury Department Circular 230. The remaining tax return preparers will be authorized to prepare returns and to represent a client before the IRS during an examination of any return that the tax return preparer prepared for the client as they are currently permitted under the limited practice provisions in section 10.7(viii) of Treasury Department Circular 230. The conduct of the tax return preparer in connection with the preparation of the return and any representation of the client during an examination will be subject to standard of conduct in Treasury Department Circular 230. Further, inquiries into possible misconduct and disciplinary proceedings relating to tax return preparer misconduct will be conducted under Treasury Department Circular 230.

E. Tax Return Preparer Enforcement

Most commenters observed that increased IRS oversight of tax return preparers will require a strong enforcement program. Without a strong enforcement program, some commenters suggested that taxpayers could be misled. According to these commenters, taxpayers will assume that the new standards are being enforced and they will rely on this assumption when they choose a tax return preparer. If individuals believe that the IRS will not detect noncompliance or sanction those who are not compliant, tax return preparers and taxpayers will lose confidence in the standards and may have an incentive not to comply. Increased IRS oversight of tax return preparers, therefore, must include a strong enforcement mechanism that has sufficient resources to assure its long-term viability and credibility.

The IRS will develop a comprehensive, service-wide enforcement strategy that utilizes data gathered through registration and other means to address individuals who fail to comply with the new IRS paid preparer regulations. This strategy will include the issuance of new policy guidance that applies significant examination and collection resources to tax return preparer compliance. Additionally, the IRS intends to strengthen the relationships and coordination among its business units relating to tax return preparer compliance issues.

The strategy will also include the IRS looking at ways to enhance the effectiveness of its traditional enforcement tools against tax return preparers (*e.g.*, tax return preparer and promoter penalties, program action cases, and injunctions). For example, the IRS intends to elevate the priority of tax return preparer penalties in Collection.

Further, the IRS proposes to recommend that the period of limitations under section 6696(d) for assessing a penalty under sections 6694(a), 6695 and 6695A be extended. The IRS is not recommending any new penalties or an increase in any penalty amounts currently, but will continue to study whether a recommendation might be appropriate in the future.

The IRS intends to incorporate new enforcement tools into its enforcement strategy. For example, the IRS will consider the use of targeted notices that call on tax return preparers to correct situations of noncompliance. If the tax return preparer self corrects the noncompliance, the IRS may not pursue penalties. The IRS also intends to more widely utilize preparer visits to identify tax return preparer noncompliance. Currently, the IRS only performs earned income tax credit preparer visits and electronic return originator visits. Further, the IRS will increase the staffing of the Office of Professional Responsibility to allow for more investigations of practitioner, including tax return preparer, misconduct.

The IRS believes that increased tax return preparer compliance will increase taxpayer compliance generally. However, the IRS recognizes that increased tax return preparer compliance will not address all taxpayer compliance issues. The IRS, therefore, continues to explore ways to enhance overall taxpayer compliance. The IRS is particularly focused on improving enforcement in areas where acknowledged issues exist (*e.g.*, earned income tax credit, international taxation).

The IRS is cognizant that the robust enforcement of tax return preparer compliance will require resources. The IRS, therefore, plans to study the impact an enhanced tax return preparer enforcement strategy has on other enforcement initiatives and taxpayer compliance generally. Dependent on the outcomes realized, the IRS will consider further changes to its enforcement strategy to maximize the use of its enforcement resources.

F. Tax Return Preparation Software

The tax software industry has fundamentally changed the means of compliance with our civic tax obligations. There is general agreement that tax administration has benefited from the proliferation of consumer and commercial tax preparation software. There is, however, no consensus on whether tax administration would benefit from increased or enhanced regulation of the tax preparation software industry.

While there have been few studies completed on the quality and accuracy of tax preparation software, some in the industry suggest that the market adequately regulates the industry. According to these stakeholders, if your software is not accurate and compliant, your customers will find software that is. Others, however, acknowledge that there is room for improvement and enhancement in the furtherance of the public interest.

With no consensus on whether enhanced regulation of the tax preparation software industry is necessary and little data available, additional research and planning are recommended. The IRS plans to continue to assess the risks of a high level dependence on consumer and commercial tax preparation software. In furtherance of this goal, the IRS will form a task force that will seek the input of industry representatives, state governments, and other impacted stakeholders. The task force will identify possible risks to tax administration, particularly in the area of tax return accuracy, the security and privacy of taxpayer information and the reliability of electronic filing. The task force will also explore the possibility of establishing industry standards. Research on accuracy issues will be conducted and sources to validate accuracy problems, if any, will be identified and analyzed.

G. Refund Settlement Products

Consumer and taxpayer advocates have long been vocal in their opposition to the use of refund settlement products. These groups charge that changes are needed to protect taxpayers from fraudulent and misleading marketing schemes that conceal the true, high cost of services and loan products.

Some consumer advocates argue that refund settlement products entice fringe tax return preparers, including payday loan stores, and check cashers. Others suggest that the presence of refund settlement products and their pricing structure encourages tax return preparers to take overly aggressive positions on returns to inflate the size of the expected refund and, therefore, the profits to be made from the refund settlement product. Some consumer advocates also criticize the refund settlement industry for misleading sales practices and what they describe as high, unnecessary fees. A recent TIGTA study found that, although taxpayers purchase refund settlement products to obtain quicker access to their refunds, the timing gap between the receipt of the refund settlement product proceeds and the refund may not be great for most.[84] For example; 16 percent of respondents with RALs waited six or more days, and 28 percent of respondents with RALs had to wait at least three days for access to their funds. (See Figure 9 for additional detail.)

---

[84] Treasury Inspector General for Tax Administration, *Many Taxpayers Who Obtain Refund Anticipation Loans Could Benefit From Free Tax Preparation Services*, TIGTA 2008-40-170.

Figure 9: Number of Days Respondents Waited to Receive Their RALs or Refund Anticipation Checks Compared to the Time it Took the IRS to Issue the Refunds

# of Days for Respondents to Receive RALs or RACs	Number of Respondents	Received RALs	Received RACs	# of Days for the IRS to Process Tax Returns/Refunds
Same Day	28 (11%)	6		5 to 7 days
		21		8 to 14 days
1 to 2 Days	103 (41%)	24	1	5 to 7 days
		77	1	8 to 14 days
3 to 5 Days	32 (13%)	6	5	5 to 7 days
		16	5	8 to 14 days
6 to 10 Days	42 (17%)	5	10	5 to 7 days
		11	16	8 to 14 days
11 Days or Longer	45 (18%)	2	8	5 to 7 days
		11	22	8 to 14 days
Totals	250 (100%)	179	68	
Totals	250	247*		

* As of April 17, 2008, three taxpayers had not received their refunds because the tax returns were going through IRS screening.

Source: Treasury Inspector General for Tax Administration, *Many Taxpayers Who Obtain Refund Anticipation Loans Could Benefit From Free Tax Preparation Services,* TIGTA 2008-40-170

In response to concerns about the refund settlement industry, consumer advocates and others have called for a ban or severe restriction of refund settlement products, such as through a statutory prohibition against making loans secured by tax refunds or by the proceeds of specific tax credits, such as the earned income credit. Short of a total ban on refund settlement products, some have proposed eliminating the debt indicator[85], limiting access to the debt indicator, or changing the timing or programming of the debt indicator to limit refund loans.

In order to address widespread concerns about the refund settlement product industry, the IRS will convene a working group to review the refund settlement product industry. Part of this review will include analyzing opportunities available for the improvement of refund delivery options, including those for unbanked taxpayers. The IRS will seek input from industry representatives and consumer advocates during this process. Additionally, the IRS will assess the effectiveness of the debt indicator program and will consider changes to the program, including its possible elimination. The IRS also will explore additional opportunities to improve the efficiency of refund delivery.

[85] The IRS ceased providing the debt indicator in the mid-1990s but reinstated in it 1999.

H. Public Awareness and Service Enhancements

Public awareness and support is a key to the success of increased IRS oversight of tax return preparers. Taxpayers will "vote with their feet" if they can easily discern which tax return preparers are qualified to prepare returns.[86] But, taxpayers are not different than other consumers; they cannot be expected to make the best decisions if they do not have good information. The IRS, therefore, intends to conduct an extensive public awareness campaign to educate taxpayers about the new standards and requirements for tax return preparers.

The IRS will utilize a full range of social media, public service announcements and paid advertising, if authorized, to provide taxpayers with information on what standards the IRS requires of tax return preparers and how they can determine whether their tax return preparer has met these standards. The IRS also intends to leverage its relationships with key industry stakeholders and consumer advocacy groups to have them put the message out that taxpayers should only use a tax return preparer who has met the required standards. The IRS will develop a strategy to ensure that taxpayers and tax return preparers know that the IRS values the role of the tax return preparer community in tax administration and is committed to ongoing collaboration and communication and education enhancements. Finally, the IRS plans to introduce a searchable database of tax return preparers who have met the required standards on its website after the initial registration and examination period have been completed.

---

[86] IRS Oversight Board Taxpayer Attitude Survey, Question 13 (2008).

APPENDIX A

IRS Launches Tax Return Preparer Review; Recommendations to Improve Compliance Expected by Year End

IR-2009-57, June 4, 2009

WASHINGTON — IRS Commissioner Doug Shulman announced today that by the end of 2009, he will propose a comprehensive set of recommendations to help the Internal Revenue Service better leverage the tax return preparer community with the twin goals of increasing taxpayer compliance and ensuring uniform and high ethical standards of conduct for tax preparers.

Some of the potential recommendations could focus on a new model for the regulation of tax return preparers; service and outreach for return preparers; education and training of return preparers; and enforcement related to return preparer misconduct. The Commissioner will submit recommendations to the Treasury Secretary and the President by the end of the year.

"Tax return preparers help Americans with one of their biggest financial transactions each year. We must ensure that all preparers are ethical, provide good service and are qualified," Shulman said. "At the end the day, tax preparers and the associated industry must be part of our overall game plan to strengthen the integrity of the tax system."

The first part of this groundbreaking effort will involve fact finding and receiving input from a large and diverse constituent community that includes those that are licensed by state and federal authorities – such as enrolled agents, lawyers and accountants – as well as unlicensed tax preparers and software vendors. The effort will also seek input and dialog with consumer groups and taxpayers.

"We plan to have a transparent and open dialogue about the issues," Shulman said. "At this early and critical stage of the process, we need to hear from the broadest possible range of stakeholders."

Later this year, the IRS plans to hold a number of open meetings in Washington and around the country with constituent groups.

More information, including schedules and agendas for public meetings, will be posted on the "Tax Professionals" page on the IRS web site at www.irs.gov, and will be communicated to stakeholder groups.

APPENDIX B

Tax Preparer Review; Public Forums to Gather Input this Summer

IR-2009-66, July 14, 2009

WASHINGTON — The Internal Revenue Service today announced a series of public forums at which individuals and representatives of diverse constituent groups will be able to provide input on the development of tax preparer performance standards.

The public forums, a crucial part of an effort launched in June by IRS Commissioner Doug Shulman to help ensure tax preparers are qualified, ethical and provide a high level of service, will kick off on July 30 in Washington, D.C.

"These public meetings will be an important part of the dialogue as we move toward a set of comprehensive recommendations by the end of this year," Shulman said. "We want an open discussion on how to strengthen the overall integrity of our tax system."

Two panels are scheduled for a forum on July 30. The first panel will give consumer groups an opportunity to provide recommendations. These groups include the AARP, Consumer Federation of America, Center on Budget and Policy Priorities, National Community Tax Coalition and Low Income Tax Clinics.

The second panel will be made up of tax professional groups, including the American Institute of Certified Public Accountants, the National Association of Enrolled Agents, the National Association of Tax Professionals and the National Society of Accountants.

The two panels will take place at the Ronald Reagan Building amphitheater in Washington starting at 9 a.m. on July 30. People interested in attending should confirm attendance by sending an e-mail message to: CL.NPL.Communications@irs.gov.

The IRS also plans to convene meetings with other constituent groups later this summer and fall. Input will be sought from:

- Federal and state organizations
- IRS advisory groups, including the Internal Revenue Service Advisory Committee (IRSAC), the Information Reporting Program Advisory Committee (IRPAC), the Electronic Tax Administration Advisory Committee (ETAAC), the Taxpayer Advocacy Panel (TAP) and the Advisory Committee on Tax Exempt and Government Entities (ACT)
- Unaffiliated and individual tax preparers and groups
- Private firms that support tax preparers

The dates and locations of these meetings will be announced as they become available. Small groups of tax preparers will also have the opportunity this summer to meet with IRS representatives to present their ideas at the IRS Nationwide Tax Forums.

The Nationwide Tax Forums this year include: Orlando, Aug. 4-6; New York, Aug. 25-27; Dallas, Sept. 8-10; and Atlanta, Sept. 22-24.

APPENDIX C

IRS Seeks Public Comment for Proposals to Boost Tax Preparer Performance Standards

IR-2009-68, July 24, 2009

WASHINGTON — The Internal Revenue Service is inviting the public to contribute ideas as part of an effort to ensure high performance standards for all tax preparers.

Last month, IRS Commissioner Doug Shulman announced plans to develop by year-end a comprehensive set of proposals to ensure consistent standards for tax preparer qualifications, ethics and service. Subsequently, the IRS announced a series of public forums, beginning in Washington, D.C., on July 30, to gather input from various stakeholder groups and organizations.

Two panel discussions involving representatives of consumer groups and tax professional organizations will take place at the Ronald Reagan Building amphitheater in Washington starting at 9 a.m. on July 30. Anyone interested in attending should confirm attendance by sending an e-mail message to: CL.NPL.Communications@irs.gov.

Notice 2009-60 issued today is an additional call for public comments and helps guarantee that all interested individuals and entities have the opportunity to contribute ideas.

"We are casting a wide net and seeking comment from not only tax preparers and the industry but also from the general public," Shulman said. "We encourage a wide range of people, including taxpayers themselves, to give us their ideas and suggestions."

More than 80 percent of taxpayers use either a paid-preparer or third-party software to prepare their annual tax returns. Professionals who represent clients before the IRS, including attorneys, accountants and enrolled agents are already subject to IRS oversight. But under current law, a much larger group of return preparers are not.

Written comments must be received by Aug. 31, 2009. They should be submitted to CCPA:LPD:PR (Notice 2009-60), Room 5203, Internal Revenue Service, P.O. Box 7604, Ben Franklin Station, Washington, D.C. 20044. Comments may also be e-mailed to: Notice.Comments@irscounsel.treas.gov

Please include "Notice 2009-60" in the subject line of any e-mail messages. More details can be found in IRS Notice 2009-60.

APPENDIX D

Part III - Administrative, Procedural, and Miscellaneous

Standards of Conduct for the Tax Return Preparer Community and Increased Taxpayer Compliance

Notice 2009-60

PURPOSE

This notice invites public comments regarding the Internal Revenue Service's review of issues concerning tax return preparers. In June 2009, the Service announced plans to propose a comprehensive set of recommendations by the end of 2009 regarding how the tax return preparer community can help increase taxpayer compliance and how to ensure that tax return preparers meet both uniform and high ethical standards of conduct. See IR-2009-57 (June 4, 2009). The Service is seeking the input of tax preparers, the associated industry, consumer groups, and taxpayers before any recommendations are made.

To assist in developing its proposals and to ensure that input is received from a broad range of stakeholders, the Service has scheduled a number of meetings in Washington, D.C., and around the country with constituent groups. See IR-2009-66 (July 14, 2009). In this Notice, the Service is requesting written comments from all affected persons and entities. The information collected will assist the Service in drafting recommendations.

REQUESTS FOR PUBLIC COMMENT

The Service requests comments on 1) how the tax return preparer community can assist in increasing taxpayer compliance and 2) how to ensure that tax return preparers meet both uniform and high ethical standards of conduct. The Service is particularly interested in any comments regarding:

- What types of individuals, entities, and professionals currently work as tax return preparers? How are their tax return preparation services currently monitored or regulated by professional organizations or the government? How could this monitoring and regulation be improved?
- How do difference in regulation and oversight affect how the various groups of tax return preparers interact with the Service and taxpayers?
- Is there a minimum level of education and training necessary to provide tax return preparation services? If so, who should be responsible for ensuring that a tax return preparer meets this minimum level and how should that be done?
- What, if any, service and outreach should be provided to tax return preparers and taxpayers? Who should provide (and bear the costs for) these needed services?
- Should tax return preparers be subject to a code of ethics, and, if so, what specific behavior should that code promote or prohibit? How would that code of ethics interact with existing ethical standards that may already be applicable?
- What, if any, responsibility should the firms or businesses that employ tax return preparers have for the conduct of the individuals they employ?

• What, if any, responsibility should tax return preparer professional organizations have for the education, training, and conduct of their members?

• If tax return preparation services should be regulated, what, if any, special regulatory provisions should be made for individuals who are already tax return preparers, licensed attorneys, certified public accountants, enrolled agents, or software providers?

• What, if any, additional legislative, regulatory, or administrative rules should the Service consider recommending as part of its proposals with respect to the tax return preparer community?

Written comments should be sent to: CCPA:LPD:PR (Notice 2009-60), Room 5203, Internal Revenue Service, P.O. Box 7604, Ben Franklin Station, Washington, D.C. 20044. Alternatively, comments may be hand delivered between the hours of 8:00 a.m. and 4:00 p.m. Monday to Friday to CC:PA:LPD:PR (Notice 2009-60), Courier's Desk, Internal Revenue Service, 1111 Constitution Avenue, NW, Washington, D.C. Comments may also be transmitted electronically via the following e-mail address: Notice.Comments@irscounsel.treas.gov. Please include "Notice 2009-60" in the subject line of any electronic communications.

All comments will be available for public inspection and copying. Because the Service intends to make recommendations by December 31, 2009, comments, if any, must be received by August 31, 2009.

DRAFTING INFORMATION

The principal author of this notice is Richard S. Goldstein of the Office of Associate Chief Counsel (Procedure & Administration). For further information regarding this notice contact Richard S. Goldstein at (202) 622-3400 (not a toll free call).

APPENDIX E

IRS Seeks Comments from Government Agencies at Upcoming Public Forum on Proposals to Advance Tax Preparer Performance Standards

IR-2009-74, Aug. 17, 2009

WASHINGTON — The Internal Revenue Service today announced the second in a series of public forums will be held on Wednesday, Sept. 2, in Washington, D.C., and feature a panel of federal and state officials, moderated by IRS Commissioner Doug Shulman.

The panel will include representatives from the Treasury Inspector General for Tax Administration (TIGTA) and the U.S. Governmental Accountability Office (GAO). Representatives from the states of California, Maryland, Oregon and New York will also participate on the panel.

Shulman announced a far-reaching review of paid preparers on June 4 to produce a comprehensive set of recommendations by the end of this year to boost taxpayer compliance and strengthen industry standards.

"This is the next important step in our open dialogue with interested parties in this effort," Shulman said. "I'm very pleased with the quality of the feedback we've received so far. I'm confident these forums will ensure that all ideas are on the table when it's time to form our recommendations."

The forum will convene at 9 a.m. ET in the IRS Headquarters at 1111 Constitution Ave. NW, Washington, DC 20224. Anyone interested in attending should confirm attendance by sending an e-mail message to CL.NPL.Communications@irs.gov.

The first public forum was held on July 30 in Washington, D.C., and featured a panel of consumer groups and another panel of tax professional organizations. A third forum will be held in Chicago on Sept. 30 featuring independent return preparers and software industry representatives.

The IRS issued Notice 2009-60 on July 24 as an added call for public comments to ensure that all interested individuals and entities have the opportunity to contribute ideas.

Written comments must be received by Aug. 31, 2009. They should be submitted to CCPA:LPD:PR (Notice 2009-60), Room 5203, Internal Revenue Service, P.O. Box 7604, Ben Franklin Station, Washington, D.C. 20044.

Comments may also be e-mailed to Notice.Comments@irscounsel.treas.gov. Please include "Notice 2009-60" in the subject line of any e-mail messages. More details can be found in the notice.

Related information

- IR-2009-57
- IR-2009-66
- IR-2009-68
- Notice 2009-60
- Comments from July 30 Forum

APPENDIX F

Return Preparer Review Public Forum
July 30, 2009
9:00 – 12:00

Agenda

Welcome *Doug Shulman, Commissioner*

Consumer Panel *Mark Ernst, Deputy Commissioner, Operations Support (Moderator)*

- *Introduction of Panel Members*
  - National Community Tax Coalition-Robin McKinney, Director of the Maryland CASH Campaign
  - Center on Budget and Policy Priorities – John Wancheck, EITC Campaign Coordinator
  - American Association of Retired Persons – Bonnie Speedy, National Director, AARP Tax-Aide
  - Consumer Federation of America – Jean Ann Fox, Director of Financial Services
  - Low Income Tax Clinic – Paul Harrison, Clinic Coordinator, Community Tax Law Project
- *5 Minute Statements*
- *Discussion*

Wrap Up *Mark Ernst, Deputy Commissioner, Operations Support*
Karen L. Hawkins, Director, Office of Professional Responsibility
Doug Shulman, Commissioner

15 Minute Break

Preparer Panel *Karen L. Hawkins, Director, Office of Professional Responsibility (Moderator)*

- *Introduction of Panel Members*

    - National Association Enrolled Agents – Frank Degen, Chair, Government Relations Committee
    - The American Institute of Certified Public Accountants – Mike Dolan, Chair, IRS Practice and Procedure Committee of the AICPA
    - American Bar Association – Armando Gomez, Vice Chair, Government Relations
    - National Society of Accountants – Jim Nolen, President
    - National Association of Tax Professionals – Larry Gray, Government Affairs Liaison

- *5 Minute Statements*
- *Discussion*

Wrap Up *Karen L. Hawkins, Director, Office of Professional Responsibility*
Mark Ernst, Deputy Commissioner, Operations Support
Doug Shulman, Commissioner

Closing *Doug Shulman, Commissioner*

APPENDIX G

Return Preparer Review Public Forum
September 2, 2009
9:00 – 11:00

Agenda

Welcome — *Doug Shulman, Commissioner*

Introduction of Panel Members — *Mark Ernst, Deputy Commissioner, Operations Support (Moderator)*

Karen L. Hawkins, Director, Office of Professional Responsibility (Moderator)

- U.S. Government Accountability Office (GAO) - Michael Brostek, Director, Strategic Issues
- Treasury Inspector General for Tax Administration (TIGTA) – Mike McKenney, Assistant Inspector General for Audit
- California Tax Education Council (CTEC) – Celeste Heritage, CTEC Administrator
- California Franchise Tax Board – Ruth Moore, Manager, Fraud & Discovery Section, Filing Compliance Bureau
- Maryland – Wallace A. Eddleman, Assistant Director-Legal, Comptroller of Maryland, Revenue Administration Division
- New York – Jamie Woodward, Acting Commissioner, Department of Taxation and Finance
- Oregon – Ron A. Wagner, Executive Director, State Board of Tax Practitioners

- *5 Minute Statements*
- *Discussion*

Closing — *Doug Shulman, Commissioner*

APPENDIX H

Return Preparer Review Public Forum
September 30, 2009
10:00 – 1:00

<u>Agenda</u>

Welcome

Software Industry Panel *Mark Ernst, Deputy Commissioner, Operations Support (Moderator)*

- *Introduction of Panel Members*
  - Council for Electronic Revenue Communication Advancement (CERCA)- Michael F. Cavanagh, Executive Director
  - CCH Small Firm Services – Leonard Holt, Vice President, Business Development
  - Drake Software – John Sapp, Vice President, Sales & Marketing
  - Intuit, Inc. – Dan Maurer, Senior Vice President and General Manager, Consumer Group
- *5 Minute Statements*
- *Discussion*

15 Minute Break

Independent Preparer Panel *Karen L. Hawkins, Director, Office of Professional Responsibility (Moderator)*

- *Introduction of Panel Members*
  - H&R Block – Amy McAnarney, Executive Director, The Tax Institute
  - H&R Block Franchisee – Antonio (Tony) Zabaneh
  - Jackson Hewitt Franchisee – Marianne Moe
  - Empire Accounting & Tax Service – Cynthia MacIntosh
  - Independent Preparer - Raymond W. Heinen
- *5 Minute Statements*
- *Discussion*

Closing *Mark Ernst/Karen L. Hawkins*

APPENDIX I

Competency Examination Content

Wage & NonBusiness Income Form 1040 Examination

FORMS		**INCOME**
1040EZ	8606	Cash
1040A	8812	
1040A Schedules 1, 2 and 3	8821 Tax Information Authorization	W-2
1040	8859 DC First Time Home Buyers Credit	W2G
1040 Schedules A, B, C-EZ, D, D-1, EIC, L, M, R, SE	8863	1098
2106EZ	8867	1098E Student Loan Interest
2120	8879	1098T
2441	8880	1099B
2555EZ	8888 Direct Deposit Voucher	1099C
3903	8889	1099DIV
4137 Unreported Tip Income	8917	1099G
4868 Extension of Time to File	9465 Request for an Installment Agreement	1099INT
5405 First Time Home Buyers Credit	1040ES	1099 MISC (box 9)
8283	1040X	1099 OID
8332	1040V	1099 R
8379 Injured Spouse	W-4/W-4P/W-4V	
8453	W-7	

Wage & Small Business Income Examination

ALL ITEMS FROM WAGE AND NONBUSINESS INCOME EXAMINATION

FORMS		
1040NR	4835	8862
1040PR	4952	8885
1040 Schedules C, D and F	5329	8903
1116	6198	8910
2106	6251	8919
2210	6252	
2439	8283	**INCOME**
2555	8396	1041 K-1
3800	8582	1065 K-1
4136	8801	1099A
4562	8814	1120S K-1
4684	8824	
4797	8839	


IRS.gov

IRS Proposes New Registration, Testing and Continuing Education Requirements for Tax Return Preparers Not Already Subject to Oversight

Higher Standards to Boost Protections and Service for Taxpayers, Increase Confidence in System, Yield Greater Compliance with Tax Laws

IR-2010-1, Jan. 4, 2010

WASHINGTON — The Internal Revenue Service kicked off the 2010 tax filing season today by issuing the results of a landmark six-month study that proposes new registration, testing and continuing education of tax return preparers. With more than 80 percent of American households using a tax preparer or tax software to help them prepare and file their taxes, higher standards for the tax preparer community will significantly enhance protections and service for taxpayers, increase confidence in the tax system and result in greater compliance with tax laws over the long term.

To bring immediate help to taxpayers this filing season, the IRS also announced a sweeping new effort to reach tax return preparers with enforcement and education. As part of the outreach effort, the IRS is providing tips to taxpayers to ensure they are working with a reputable tax return preparer.

"As tax season begins, most Americans will turn to tax return preparers to help with one of their biggest financial transactions of the year. The decisions announced today represent a monumental shift in the way the IRS will oversee tax preparers," said IRS Commissioner Doug Shulman. "Our proposals will help ensure taxpayers receive competent, ethical service from qualified professionals and strengthen the integrity of the nation's tax system. In addition, we are taking immediate action to step up oversight of tax preparers this filing season."

Based on the results of the Return Preparer Review released today, the IRS recommends a number of steps that it plans to implement for future filing seasons, including:

- Requiring all paid tax return preparers who must sign a federal tax return to register with the IRS and obtain a preparer tax identification number (PTIN). These preparers will be subject to a limited tax compliance check to ensure they have filed federal personal, employment and business tax returns and that the tax due on those returns has been paid.
- Requiring competency tests for all paid tax return preparers except attorneys, certified public accountants (CPAs) and enrolled agents who are active and in good standing with their respective licensing agencies.
- Requiring ongoing continuing professional education for all paid tax return preparers except attorneys, CPAs, enrolled agents and others who are already subject to continuing education requirements.
- Extending the ethical rules found in Treasury Department Circular 230 -- which currently only apply to attorneys, CPAs and enrolled agents who practice before the IRS -- to all paid preparers. This expansion would allow the IRS to suspend or otherwise discipline tax return preparers who engage in unethical or disreputable conduct.

Other measures the IRS anticipates taking are highlighted in the full report.

Currently, anyone may prepare a federal tax return for anyone else and charge a fee. While some preparers are currently licensed by their states or are enrolled to practice before the IRS, many do not have to meet any government or professionally mandated competency requirements before preparing a federal tax return for a fee.

First Step: Letters to 10,000 Preparers

The initiatives announced today will take several years to fully implement and will not be in effect for the current 2010 tax season. In the meantime, the IRS is taking immediate action to step up oversight of preparers for the 2010 filing season.

Beginning this week, the IRS is sending letters to approximately 10,000 paid tax return preparers nationwide. These preparers are among those with large volumes of specific tax returns where the IRS typically sees frequent errors. The letters are intended to remind preparers to be vigilant in areas where the errors are frequently found, including Schedule C income and expenses, Schedule A deductions, the Earned Income Tax Credit and the First Time Homebuyer Credit.

Thousands of the preparers who receive these letters will also be visited by IRS Revenue Agents in the coming weeks to discuss their obligations and responsibilities to prepare accurate tax returns. This is part of a broader initiative by the IRS to step up its efforts to ensure paid tax return preparers are assisting clients appropriately. Separately, the IRS will be conducting other compliance and education visits with return preparers on a variety of issues.

In addition, the IRS will more widely use investigative tools during this filing season aimed at determining tax return preparer non-compliance. One of those tools will include visits to return preparers by IRS agents posing as a taxpayer.

During this effort, the IRS will continue to work closely with the Department of Justice to pursue civil or criminal action as appropriate.

Steps Taxpayers Can Take Now to Find a Preparer

In addition to the stepped-up oversight of preparers, Shulman also announced a new outreach effort to help make sure taxpayers choose a reputable preparer this filing season. That's particularly important because taxpayers are legally responsible for what is on their tax returns -- even if those returns are prepared by someone else.

"Taxpayers should protect themselves from unscrupulous preparers," Shulman said. "There are some simple steps people can take to choose a reputable tax preparer."

Most tax return preparers are professional, honest and provide excellent service to their clients. Shulman offered the following points for taxpayers to keep in mind when selecting a tax return preparer:

- Be wary of tax preparers who claim they can obtain larger refunds than others.
- Avoid tax preparers who base their fees on a percentage of the refund.
- Use a reputable tax professional who signs the tax return and provides a copy.
  Consider whether the individual or firm will be around months or years after the return has been filed to answer questions about the preparation of the tax return.
- Check the person's credentials. Only attorneys, CPAs and enrolled agents can represent taxpayers before the IRS in all matters, including audits, collection and appeals. Other return preparers may only represent taxpayers for audits of returns they actually prepared.
- Find out if the return preparer is affiliated with a professional organization that provides its members with continuing education and other resources and holds them to a code of ethics.

More information about choosing a tax return preparer and avoiding fraud can be found in IRS Fact Sheet 2010-03, How to Choose a Tax Preparer and Avoid Tax Fraud.

Resources for Taxpayers this Filing Season

This filing season, the IRS has many free resources to help taxpayers prepare and file their returns.

IRS.gov has a variety of features to help taxpayers. There's a special section to help taxpayers get information on a variety of Recovery tax benefits. The web site also has information for people who lost a job or experienced financial problems in 2009.

IRS.gov also has information to help people track their refund.

IRS.gov will once again host the IRS Free File program, which allows virtually everyone to file their taxes for free through the web site. Free File and the rest of the IRS e-file program will open later this month.

More Filing Season Resources Available on IRS.gov

- 1040 Central: Help for Individual Filers
- Tax Breaks in the American Recovery and Reinvestment Act
- Lost your job or the victim of foreclosure? The IRS can help in difficult situations
- E-file and Free File
- Taxpayer assistance centers

Page Last Reviewed or Updated: January 05, 2010



Examples of Questionable Refund Program (QRP) Investigations - Fiscal Year 2009

The following examples of questionable refund investigations are written from public record documents on file in the court records in the judicial district in which the cases were prosecuted.

Oregon Couple Sentenced to Prison for Willfully Failing to File Federal Income Tax Returns

On September 28, 2009, in Eugene, Ore., Kenneth L. Anderson and Dorothy S. Anderson, of Central Point, Oregon, were sentenced to 14 months in prison, one year supervised release, ordered to pay more than $400,000 in back taxes and ordered to file delinquent tax returns. According to court documents, the Andersons sold Mannatech Inc. health care supplements, both individually and through their corporation, AGK Services, since 1994. Between 2002 and 2005, the Andersons earned more than $1.3 million in commissions, yet failed to file either federal individual or corporate tax returns. The Andersons have not filed a federal tax return since 1987.

Cahokia Man Sentenced To Prison For E-Filing Phony Tax Returns And For Possessing Ammunition As A Previously Convicted Felon

On September 18, 2009 in Fairview Heights, IL, Keith Edwards of Cohokia, Ill., was sentenced to 102 months in prison, three years supervised release and ordered to pay restitution of $331,000 for filing a false claim against the Untied States, Aggravated Identity Theft and Possession of Ammunition by a felon. According to court documents, Edwards electronically filed 116 1040 and 1040EZ forms using other people's names and social security numbers. Edwards also prepared fraudulent W-2 forms to with corresponding names and SSNs. Through these fraudulent returns, Ewards attempted to obtain $1,041,226 of unauthorized tax refunds.

Ohio Man Sentenced on Identity Theft and Tax Fraud Charges

On September 17, 2009, in Cleveland, Ohio, Terry Foster was sentenced to 30 months in prison, three years of supervised release, and ordered to pay restitution totaling over $46,600 to the Internal Revenue Service (IRS) and the six financial institutions which were defrauded as a result of Foster's actions. Foster pleaded guilty in May 2009 to conspiracy and submitting false claims to the Internal Revenue Service (IRS). According to court documents, Foster manufactured or otherwise obtained counterfeited and forged checks, recruited others to negotiate the checks, and split the proceeds with his co-defendants. Foster used stolen personal information of at least seven individuals, filed false and fictitious tax returns claiming approximately $30,500 in refunds, and directed the tax refunds to his bank accounts.

Former Mortgage Company Owner Sentenced For Tax Fraud

On September 17, 2009, in Miami, Fla., Maritza Valiente was sentenced to 60 months in prison, three years of supervised release and ordered to pay more than $118,000 in restitution for filing false claims. According to court documents, Valiente and three other co-conspirator tax preparers created false W-2s claiming wages and withholdings from fiscal year 1999 in the names of bogus employees of Valiente's company, United Mortgage Financing, Inc. They used the false W-2s and other information to prepare fraudulent tax returns in 2000, claiming refunds for the fictitious employees. Valiente and her co-conspirators filed the false tax returns with the Internal Revenue Service (IRS) and obtained refund anticipation loan checks in the names of the fictitious employees. Valiente and her co-conspirators then split the proceeds of more than 30 false tax returns totaling more than $100,000.

Brooklyn Man Sentenced For Filing False Claims

On September 16, 2009, in Brooklyn, N.Y., Odell Folks was sentenced to 77 months in prison and ordered to pay more than $489,000 in restitution for filing false tax claims and mail fraud. According to court documents Folks, along with co-defendants filed false claims for refund with the Internal Revenue Service (IRS) using New York City Human Resources Administration (HRA) and the Center for Employment Opportunities (CEO). Folks was employed as job counselor at CEO. According to court documents, between 2003 and 2005, Folks obtained the personal identifying information of people receiving public assistance and, without their knowledge, submitted to the IRS false returns claiming refunds in their names. Folks had the refund checks sent to the addresses of these people and paid them to provide him with the checks.

Guam Tax Preparer Sentenced to 18 Months in Prison

On September 9, 2009, in Saipan, Guam, Luciano L. Dereas, aka Julius Dereas, was sentenced to 18 months in prison, to be followed by three years of supervised release, and ordered to pay a $100 special assessment fee. Dereas pleaded guilty in June 2009 to aiding and assisting the preparation of false tax returns. According to the plea agreement, Dereas prepared ninety federal tax returns for Commonwealth of the Northern Mariana Islands (CNMI) residents for the 2004 and 2006 tax years. Dereas falsely stated on the tax returns that the CNMI residents resided in the continental United States and falsely claimed the Earned Income Tax credits which entitled the taxpayers to refunds.

Woman Used Prisoner Data to File False Claims for Refunds

On August 28, 2009, in Jackson, Miss., Janice Singleton was sentenced to 52 months in prison, to be followed by three years of supervised release, and ordered to pay $109,683 in restitution to the Internal Revenue Service and $134,246 to the Mississippi State Tax Commission. Singleton pleaded guilty in October 2008 to charges of bank fraud, wire fraud, false claims, and identity theft. According to court documents, Singleton was an employee of the Mississippi Department of Corrections. She used her position to obtain personal identifiers of inmates who were in prison. Singleton used this information to file false federal and state tax returns in the names of prison inmates. She also used the names, social security number and other identifying information to create fraudulent refund anticipation loan (RAL) applications.

California Woman Sentenced For Filing False Tax Returns

On August 26, 2009, in Sacramento, Calif., Venus Latres Dawson was sentenced to 18 months in prison, three years of supervised release, and ordered to pay $52,876 in restitution. Dawson pleaded guilty on March 31, 2009, to one count of filing a false claim on a federal income tax return. According to information presented to the court, Dawson had been employed as a trained, certified, and bonded professional income tax preparer at a major tax preparation firm in Stockton. She manipulated her employer's computer system to file 25 tax returns seeking bigger tax refunds than the taxpayers were entitled to receive.

Four Sentenced To Federal Prison for Fraud Scheme

On August 13, 2009, in Plano, Texas, Gilbert Gotoro, of Irving, Texas, was sentenced to 78 months and 60 months respectively in federal prison after pleading guilty to conspiracy to defraud the United States with respect to claims and conspiracy to commit identity theft and bank fraud. The sentences will be served concurrently. Gotoro was also ordered to pay $1,167,546 in restitution. On August 10, 2009, Christopher Chiota, a native of Zimbabwe living in Dallas, was sentenced to 57 months in federal prison for conspiracy to commit identity theft and bank fraud, and Tendeka Daniel Parirenyatwa, a native of Zimbabwe living in Richardson, Texas, was sentenced to 46 months in federal prison for conspiracy to commit identity theft and bank fraud. Another defendant, Michael Thomas, Jr., of Irving, was sentenced to 16 months in federal prison on May 27, 2009, for conspiracy to commit identity theft and bank fraud. All defendants were ordered to pay restitution. According to information presented in court, Gotora, Chiota, Parirenyatwa, and Thomas conspired to defraud federally insured banks and the United States by making false claims for income tax refunds and applications to banks for refund anticipation loans which were based upon the false claims for income tax refunds. One or more of the conspirators acted as an electronic return originator who would electronically file federal income tax returns, often in the names of persons whose personal identifying information had been stolen. The conspirators would contemporaneously file applications for refund anticipation loans with banks with which they had a preexisting business relationship. Upon preliminary approval of the claim based on the false income tax return the refund anticipation loan checks would be cashed by a participating co-conspirator and the proceeds split among them.

California Man Sentenced To Over 7 Years in Federal Prison for Tax and Bank Fraud and for running$14 Million Ponzi scheme

On August 10, 2009, in Los Angeles, Calif., Antoine David Haroutunian, of Glendale, California, was sentenced to 12 months imprisonment, to be followed by three years of supervised release, after pleading guilty to tax fraud. The court also ordered Haroutunian to pay restitution in the amount of $183,345 to the Internal Revenue Service. Haroutunian admitted that in 2004 he fraudulently obtained a federal tax refund of $183,345 that was based on fictitious gambling winnings and losses he falsely claimed on his personal tax return. In separate cases, on August 3, 2009, Haroutouian was sentenced to 87 months imprisonment for orchestrating a $14 million Ponzi scheme, and on August 10, 2009, Haroutunian was sentenced to 27 months imprisonment, to be followed by three years of supervised release, in relation to a 2003 scheme he ran while employed as a customer service representative at Bank of America. Haroutunian's sentences for the tax and bank frauds will run concurrently with his sentence for the Ponzi scheme.

Retired IRS Agent Sentenced In Tax Fraud Case

On August 10, 2009, in Wichita, Kan., Thomas W. Steelman, of Blue Springs, Mo., was sentenced to 46 months in federal prison for his part in a tax fraud scheme by a defunct Topeka firm called Renaissance, the Tax People. Steelman also was ordered to pay more than $10.6 million in restitution to the Internal Revenue Service. In April 2002, Steelman pleaded guilty to one count of conspiracy to defraud the Internal Revenue Service and to commit wire fraud and mail fraud, and nine counts of preparing fraudulent federal income tax returns. In his plea, Steelman admitted he used the fact he was a retired Internal Revenue Service agent to overcome objections and questions about a tax program Renaissance offered its clients. Steelman took part in promotional meetings, conferences, rallies and telephone conference calls to promote Renaissance's services and recruit clients. He was a featured speaker on the company's promotional videotapes. He and other conspirators encouraged Renaissance's clients to claim excessively high Form W-4 exemptions. When speaking to prospective clients, he falsely represented that numerous experts had reviewed the program and found no problems with it. Throughout 1998, 1999, and 2000 he prepared federal income tax returns fraudulently overstating clients' losses and converting personal expenses into business deductions.

Alabama Man Sentenced on Federal Tax Fraud Charges

On August 6, 2009, in Montgomery, Ala., Tommy Jordan was sentenced to 97 months in prison and ordered to pay $93,000 in restitution to the United States. Jordan was convicted on January 9, 2009 of conspiring to defraud the United States through the filing of false and fraudulent tax returns and of aiding and assisting in the preparation of false federal income tax returns. Evidence presented at trial established that in late 2004, Jordan started a tax preparation business known as Tax Tyme in Montgomery, Alabama. Jordan and two co-defendants prepared hundreds of fraudulent federal 2004 income tax returns in an effort to maximize refunds for individuals by manipulating figures that resulted in maximum Earned Income Credit amounts. During the course of the conspiracy, Jordan and his co-defendants would obtain refunds for individuals, some of whom had no employment for 2004, ranging from around $2,600-$4,800 per return. Jordan's business charged as much as $1,000 to prepare these fraudulent returns. Some of the returns were completely fictitious as they were prepared using personal information obtained by identity theft, including some returns filed using information of people who were actually in prison during all of 2004. Evidence presented at trial showed that Tax Tyme obtained over $3 million in undeserved refunds for individuals who had their tax returns prepared at Tax Tyme.

Prison Inmates Sentenced in Tax Fraud Scheme

On August 3, 2009, in Fresno, Calif., Davon Norvelle Spencer, an inmate of Pleasant Valley State Prison, formerly from Inglewood, Calif., was sentenced to 33 months in prison for his role in a tax refund scheme. Co-conspirator Clarence Hardiman, also an inmate at Pleasant Valley State Prison was sentenced last week to 30 months in prison. In April and May 2009, Hardiman and Spencer pleaded guilty to conspiracy to defraud the government with respect to claims in the form of individual income tax returns. According to court documents, Hardiman and Spencer admitted that they prepared false and fraudulent income tax returns for themselves and other inmates at Pleasant Valley State Prison. The defendants used a photocopied Form 1040EZ as a template and created false and fraudulent Forms 4852, which are used as a "Substitute for W-2" form. The defendants falsely claimed wages for the individual inmates to be $12,960 and refunds of $1,416 on each false tax return they prepared. In the course of the scheme, the defendants and other submitted, or caused to be submitted, approximately 95 Federal Income Tax Returns, covering tax years 2002 through 2003 that made false and fraudulent claims for $134,520.

Owner of Tax Preparation Business Sentenced to 84 Months in Prison for Scheme to Defraud the IRS

On July 21, 2009, in Camden, N.J., Neyembo Mikanda, former owner/operator of Public Synergies, Inc., a Williamstown tax preparation business, was sentenced to 84 months in prison. In addition, Mikanda was ordered to pay approximately $216, 983 in restitution, $2,600 in fines and $5,593 representing the cost of prosecution. Mikanda was convicted by a jury on July 16, 2008, of aiding and assisting in the preparation and filling of false income tax returns; false claims; wire fraud; and mail fraud. In convicting Mikanda, the jury found that he defrauded the Internal Revenue Service (IRS) of taxes due and owing by assisting and aiding clients preparing and filing fraudulent and false individual tax returns. From September 2002 through April 2004, Mikanda prepared and filed false individual income tax returns and amended tax returns that contained fabricated and inflated itemized deductions. Those false deductions included taxes paid on purchases, gifts to charity, and job expenses such as uniforms, professional development, mileage and transportation. Furthermore, Mikanda owned and controlled two consulting and training businesses, New Jersey University College, Inc., in Williamstown, and American Entrepreneurial Institute of Technology, Inc., in King of Prussia, Pa. Evidence presented as trial also indicated that some of Mikanda's corporate tax returns for his three businesses falsely claimed a credit for federal tax paid on fuels. These false claims totaling more than $250,000 were based on his companies' purported off-highway business use of gasoline. Mikanda's companies did not have vehicles that operated off-highway; therefore, his companies did not qualify for the fuel tax credit.

Three Sentenced for Filing False Claims for Refunds

On July 9, 2009, in Macon, Ga., Robin Canty, Yolanda Canty, and Jacqueline Kier were sentenced for conspiracy to file fraudulent tax returns. Robin Canty received 22 months imprisonment and was ordered to pay $34,889 in restitution. Yolanda Canty was sentenced to 8 months in prison and ordered to pay $34,889 in restitution. Jacqueline Kier received 12 months imprisonment and was ordered to pay $24,318 in restitution. Additionally, all three defendants were ordered to pay a $100 special assessment and will serve three years of supervised release upon the completion of their prison time. According to court documents, the defendants were involved in a scheme to file false tax returns based on fabricated W-2 forms in their own names and the names of others. They persuaded individuals to provide names, social security numbers, and dates of birth of other taxpayers and used the information to create the false W-2 forms. The tax returns were electronically filed and requests made for refund anticipation loans; then the refunds would be sent by direct deposit to a bank account with was controlled by the defendants.

Maryland Man Sentenced for Filing False Claims Seeking Over $4 Million in Fuel Tax Credit Refunds

On July 7, 2009, in Greenbelt, Md., William Smith, of Forestville, Maryland, was sentenced to 33 months in prison, followed by three years of supervised release, and ordered to pay $769,078 in restitution. Smith pleaded guilty in January 2009 to charges of mail fraud and filing a false claim in connection with a scheme to obtain fraudulent tax refunds from the Internal Revenue Service (IRS). According to court documents, between 2004 and July 2008, Smith and several co-conspirators filed 154 fraudulent corporate tax returns for tax years 2003 through 2007, asserting that he or corporations purportedly owned by Smith or his co-conspirators had paid taxes on fuel that was used for non-taxable purposes, entitling them to obtain refunds. The returns claimed fuel tax credit refunds totaling $4,063,763. Specifically, Smith filed or caused to be filed 35 tax returns claiming fuel tax credit refunds totaling $2,409,354. Smith also provided assistance to his co-conspirators by recruiting them into the scheme and providing them with tax documents to support the fraudulent claims. The following co-conspirators have already been sentenced: Telemaga Bamba was sentenced to 70 months in prison; June Leftwich received 55 months in prison; Dorian Holmes was sentenced to two months in prison; Soumahoro Ben Amara was sentenced to 33 months in prison; and James Hallmon received 21 months in prison.

Milwaukee Woman Sentenced to 32 Months in Prison and Ordered to Pay $61,000 in Restitution for Filing False Tax Claims

On July 2, 2009, in Milwaukee, Wis., Sylvia Gates, of Milwaukee, Wisconsin, was sentenced to 32 months imprisonment and ordered to make $61,000 in restitution to the Internal Revenue Service. Ms. Gates had previously pleaded guilty to filing false claims for federal income tax refunds. During the years 2006 and 2007, Gates operated a tax return preparation business under the names Sylvia Tax Service and S&P Fast Tax Service, through which she prepared and submitted more than 80 fraudulent tax returns seeking tax refunds in excess of $180,000.

Brothers Sentenced to Federal Prison for Tax Fraud and Identity Theft

On June 16, 2009, in Hartford, Conn., Hamilton Deschamps and his brother, Osiris Deschamps, were sentenced for their roles in a tax fraud and identity theft scheme. Both Hamilton, of Bronx, N.Y. and Osiris, of Manhattan, N.Y., were each sentenced to 18 months in prison, followed by two years of supervised release, and ordered to pay approximately $114,000 in restitution to the Internal Revenue Service (IRS). According to court documents and statements made in court, from December 2006 to April 2008, the Deschamps and others prepared and filed false tax returns during the 2007 and 2008 tax seasons with the IRS that bore the names and corresponding social security numbers of residents of Puerto Rico. The defendants used the identities of Puerto Rico residents because residents of Puerto Rico are not obligated to file federal income tax returns as long as all of their income is derived from Puerto Rican sources. As part of the conspiracy, the defendants also prepared and filed false Forms W-2 with the tax returns. The companies listed on the fraudulent Forms W-2 did not employ the purported taxpayers, did not pay the wages or withholding represented on the forms, and did not issue the Forms W-2. Once the returns were filed, the Deschamps and others intercepted and cashed the issued tax refund checks, which the IRS had mailed to addresses in Connecticut, Rhode Island, New York and elsewhere. The addresses included a commercial establishment that rents mailboxes located in New Haven.

Former Church Parishioner Sentenced for Filing Fraudulent Tax Refund Claims

On June 16, 2009, in Miami, Fla., Pablo Gehr, former St. Brendan's Catholic Church parishioner, was sentenced to 40 months in prison, to be followed by three years of supervised release, and ordered to pay $169,459 in restitution. Gehr pleaded guilty on February 27, 2009 to making and filing fraudulent tax refund claims against the Internal Revenue Service (IRS). During his plea hearing, Gehr admitted that during tax years 2006 and 2007, he filed approximately 65 tax returns for persons living in Miami-Dade County, many of whom were parishioners at two local churches. According to statements made in court, Gehr offered to prepare tax returns for free as a service to the community. Gehr inflated the deductions and credits on these tax returns without the filers' knowledge. His actions caused the IRS to send the refund checks to bank accounts he controlled, again without the taxpayers' knowledge or consent. In some instances, Gehr paid the tax filers an amount that they were expecting, while keeping the difference. In other instances, however, he kept the entire tax refund for himself. In total, the fraudulent tax filings sought more than $272,000 in fraudulent tax refunds.

Tax Conspiracy Defendant Sentenced To Federal Prison

On June 15, 2009, in Sherman, Texas, Ronald Moyo was sentenced to one year and one day in prison and ordered to pay $10,011 in restitution. Moyo was one of four defendants indicted in a tax fraud scheme. He pleaded guilty to making and subscribing a false tax return for year 2006. The return misstated his income and falsely claimed education credits. According to information presented in court, from 2005 to 2008, Moyo and co-conspirators Ransom Nyamaharo and Karimanjira-Dumba Made opened and operated retail tax preparation businesses in which they prepared and filed fraudulent tax returns on behalf of clients. As part of their scheme, they also prepared and filed tax returns in the names of individuals whose personal identifying information had been obtained and used without authorization. To further facilitate the fraud, the defendants established business relationships with several banks which offered refund anticipation loans. The banks, relying upon the accuracy of the information provided to them, authorized the issuance of loans secured by the false income tax refund claims. Nyamaharo was sentenced on April 14, 2009, to 120 months in prison and ordered to pay $3,097,822 in restitution. Made was also sentenced on April 14, 2009, to 60 months in prison

Maryland Man Sentenced for Fraudulently Claiming Millions in Fuel Tax Credit Refunds

On June 8, 2009, in Greenbelt, Md., Soumahoro Ben Amara was sentenced to 33 months in prison, to be followed by three years of supervised release, and ordered to pay $694,883 in restitution. According to his plea agreement, between 2006 and at least July 2008, Amara filed 43 fraudulent corporate tax returns for tax years 2005 through 2007, asserting that corporations purportedly owned by him had paid taxes on fuel that was used for non-taxable purposes, entitling them to obtain refunds. In fact, at no time did Amara or any corporation owned by him purchase the fuel on which the tax refunds were claimed. The returns claimed fuel tax credit refunds totaling $3,321,594. In addition, Amara was sentenced to 24 months in prison to be served consecutive to the 33 months, for identity theft in an unrelated case filed in the Eastern District of Virginia. Several others defendants have already been sentenced in the fuel tax credit refund scheme. June Leftwich was sentenced to 55 months in prison and was ordered to pay $2,404,087 in restitution; Telemaga Bamba was sentenced to 70 months in prison and ordered to forfeit two Mercedes-Benz vehicles and a Harley-Davidson motorcycle, and to pay $928,649 in restitution; Dorian Holmes was sentenced to serve two months in prison and ordered to pay $499,364 in restitution. Another co-conspirator, William Smith, of Forestville, Maryland, pleaded guilty to falsely claiming $2.4 million in fuel tax credits, and is awaiting sentencing.

Guam Resident Sentenced for $750,000 Fraudulent Income Tax Refund Scheme

On June 6, 2009, in Hagatna, Guam, Bihno M. Tanaka, a resident of Guam, was sentenced to 15 months in prison, to be followed by one year of supervised release, and ordered to pay $22,132 in restitution. Tanaka pleaded guilty in February 2008 to aiding and assisting in the filing of false and fraudulent federal income tax returns. According to court documents, beginning February 1, 2007, and continuing until April 30, 2007, Tanaka, a citizen of the Federated States of Micronesia, knowingly and willfully assisted other individuals in preparing and filing false, fictitious, and fraudulent federal income tax returns on behalf of taxpayers who were residents of the Territory of Guam in order to obtain fraudulent tax refunds. Most of the returns claimed the Earned Income Tax Credit (EITC), a subsidy for low-income families, which falsely inflated the amount of the tax refunds. Most of the returns also used false mainland U. S. addresses to appear eligible for the EITC and income tax refunds. Tanaka knew that the returns of the Guam resident were not entitled to claim EITC and to receive a federal tax refund from the Internal Revenue Service (IRS). In total, Tanaka was responsible for the submission of fraudulent tax returns to the IRS seeking approximately $756,312 in federal income tax refunds.

Chicago Return Preparer Sentenced to 41 Months

On May 15, 2009, in Chicago, Ill., Fannie Washington was sentenced to 41 months in prison, to be followed by three years of supervised release, and ordered to pay $149,345 in restitution ($65,706 to IRS and $83,639 to Social Security). Washington was indicted in May 2006 on 7 counts of preparing false tax returns and 18 counts of wire fraud. According to court documents, Washington was employed by two Chicago area tax preparation services where she prepared no less than 45 false tax returns. Washington used personal information from relatives and neighbors to file the false tax returns, without their knowledge or authorization. Four of the wire fraud charges were related to Washington's scheme to defraud the Social Security Administration by concealing the death of an individual for whom she fraudulently continued to collect monthly social security benefits. Washington fraudulently caused the Social Security Administration to electronically transmit the funds to her. Washington defrauded the Social Security Administration of $83,639.

Tax-Refund Scheme Leads to 57 Month Sentence

On May 20, 2009, in New York, N.Y., Luis Mercedes was sentenced to 57 months in prison on charges of conspiracy to steal mail, theft of mail, and conspiracy to defraud the Government with respect to claims. In addition, he was ordered to serve two years of supervised release following his incarceration and to pay approximately $2.9 million in restitution and to forfeit two cars traceable to the fraud. According to the information filed in Manhattan federal court, as well as other documents filed in the case and statements made during his guilty plea and sentencing proceedings, Mercedes was part of a scheme that uses the stolen social security numbers and other identity information of residents of the Commonwealth of Puerto Rico to submit fraudulent state and federal tax returns. Residents of Puerto Rico are specifically targeted because they are generally not required to file federal tax returns with the IRS for income derived solely from Puerto Rican sources. Participants in this scheme arrange to have the fraudulent refund checks mailed to addresses on particular United States Postal Service routes. The letter carriers on those routes are paid to steal the checks from the mail, normally for a per check fee. In this case, from mid-2007 through early September 2008, refund checks totaling approximately $2.9 million were directed to the Manhattan postal route of a particular letter carrier. These checks stemmed from more than 1,000 fraudulent federal tax returns, seeking over $9.5 million in refunds that were filed with the IRS. The letter carrier stole over 400 tax refund and stimulus checks from the mail and provided them to Mercedes.

Buffalo, New York Man Sentenced in Tax Fraud Case

On May 19, 2009, in Buffalo, N.Y., Darryle Buckner was sentenced to a year and a day in prison and ordered to pay $43,541 in restitution to the IRS. Buckner pleaded guilty November 2008 to all six counts of an indictment that charged him with filing a false 2003 federal income tax return in his own name, assisting four other persons to file false returns in their names, and a conspiracy charge. According to court documents, the tax returns, which were filed in early 2004, contained claims for tax refunds and credits, based on false information regarding earnings and dependent care expenses. The false credits that were claimed included the Earned Income Credit and the credit for child and dependent care services. The tax returns were accompanied by false W-2 earnings statements that made it appear that Buckner and the four other tax filers he recruited had worked for an employer, when in fact they had not.

Office Manager of Five Taxmart Branches Sentenced for Filing False Claims

On April 29, 2009, in Fayetteville, Ark., Jeanette R. Clark was sentenced to 12 months and one day in prison, to be followed by three years of supervised release, and ordered to pay $37,525 in restitution. Clark pleaded guilty in January 2009 to filing a false claim against the government. According to the plea agreement filed during the hearing, Clark was the office manager for five Taxmart branches in Northwest Arkansas, and during the 2006 filing season she filed 2005 federal and state returns in the names of taxpayers without their knowledge. Clark obtained the individuals' names from past client lists or from current customer returns that were "on hold" or still pending completion. Clark believed that these individuals would never return to file their tax returns because they either owed money or were entitled to only minimal refunds. Clark admitted that she would alter the taxpayers' Form W-2 and, in some instances, created false deductions so that the returns would generate refunds. Clark then had the refunds direct deposited into her bank account. During the plea hearing, Clark admitted that she prepared a 2005 federal tax return reflecting a refund in the amount of $5,089. Clark falsified the W-2 information and filed the return without the knowledge or consent of the taxpayer. Clark admitted that she received the refund.

Mississippi Woman Sentenced for Filing False Claims for Tax Refunds

On April 23, 2009, in Oxford, Miss., Johnnie Mae Holton was sentenced to 12 months and one day in prison, followed by three years supervised release, and ordered to pay $91,787 in restitution to the United States. Holton pleaded guilty on October 28, 2008, to knowingly and willfully conspiring to prepare and file false individual income tax returns through her tax preparation businesses. According to court documents, Holton, along with other indicted and unindicted co-conspirators, submitted false claims to the Internal Revenue Service through her employers, Fast and Easy Tax Service and Fast Tax Service, owned and operated by Frainzonia Alexander. Alexander was sentenced to 50 months in prison for his participation in the fraudulent scheme in February 2009.

Maryland Defendant Sentenced to Over 4 Years in Prison in Scheme to File False Claims Seeking Over $4 Million in Fuel Tax Credit Refunds

On April 21, 2009, in Greenbelt, Md., June Leftwich, formerly of Forestville, Maryland, was sentenced to 55 months in prison, followed by three years of supervised release, and ordered to pay $2,404,087 in restitution. According to court documents, between 2005 and at least July 2008, Leftwich and several co-conspirators filed 154 fraudulent corporate tax returns for tax years 2003 through 2007, asserting that he or corporations purportedly owned by Leftwich or his co-conspirators had paid taxes on fuel that was used for non-taxable purposes, entitling them to obtain refunds. The returns claimed fuel tax credit refunds totaling $4,063,763. In fact, at no time did Leftwich or any corporation owned by him or his co-conspirators purchase the fuel on which the tax refunds were claimed, nor were they entitled to any of the refunds. Specifically, Leftwich also prepared 13 fraudulent individual and corporate tax returns for tax years 2003 through 2006, filed by his wife, Dorian Holmes, falsely claiming fuel tax credit refunds totaling $830,384. Holmes was previously sentenced to two months in prison followed by three years of supervised release, and ordered to pay $499,364 in restitution. Co-conspirator Telemaga Bamba was previously sentenced to 70 months in prison and ordered to forfeit two Mercedes-Benz vehicles and a Harley-Davidson motorcycle and to pay $928,649 in restitution. In a related case, on January 16, 2009, James Hallmon was sentenced to 21 months in prison for filing federal corporate tax returns in which he fraudulently claimed $647,060 in fuel tax credits.

Husband and Wife Sentenced in False Tax Refund Scheme

On April 20, 2009, in Columbia, S.C., Brian O. Bobo and his wife, Latoya R. Bobo, both of Simpsonville, were sentenced for their parts in a conspiracy to file false tax returns with the Internal Revenue Service (IRS). Brian Bobo was sentenced to 37 months in prison, to be followed by three years supervised release; Latoya Bobo was sentenced to 12 months in prison, to be followed by three years supervised release. Both were also ordered to make restitution. According to court documents, in 2003 and 2004, the Bobos headed a seven-defendant conspiracy which prepared and filed false income tax returns using the identifying data of real people. The names, addresses, and social security numbers were obtained by Latoya Bobo from her place of employment, the Department of Social Services, and by the other conspirators from friends and relatives. Once the personal identifiers were entered into false returns and filed, the conspirators would have the refunds sent to their own bank accounts. During the two years, 47 false returns claiming approximately $106,000 in refunds were filed. The remaining co-defendants have all entered guilty pleas and are awaiting sentencing.

Tax Conspiracy Defendants Sentenced To Federal Prison

On April 15, 2009, in Sherman, Texas, Ransom Nyamaharo, of Plano, Texas, was sentenced to 120 months in federal prison for tax fraud. Nyamaharo was convicted by a jury on January 16, 2009, for conspiracy to present false claims to the government and conspiracy to commit identity theft and bank fraud. Nyamaharo was also ordered to pay restitution of $3,097,822. Co-defendant, Karimanjira-Dumba Made, of Plano, was also convicted on January 16, 2009, and was sentenced on April 14, 2009, to 60 months in federal prison. According to information presented in court, from 2005 to 2008, Nyamaharo and Made opened and operated retail tax preparation businesses in which they prepared and filed fraudulent tax returns on behalf of clients. As part of their scheme, they also prepared and filed tax returns in the names of individuals whose personal identifying information had been obtained and used without authorization. To further facilitate the fraud, Nyamaharo and Made established business relationships with several banks which offered refund anticipation loans. The false claims for income tax refunds were submitted to the Internal Revenue Service (IRS) and also to the banks. The banks, relying upon the accuracy of the information provided to them, authorized the issuance of loans secured by the false income tax refund claims. The IRS and the banks incurred substantial losses as a result of the payments made on the false claims for federal income tax refunds.

California Woman Sentenced for Scheme to File False Income Tax Returns

On April 13, 2009, in Los Angeles, Calif., Tasha Johnson, of Bellflower, California, was sentenced to 16 months in prison for her role in a scheme in which participants filed false federal income tax returns that used names, social security numbers and other personal information that had been stolen from more than 280 patients of Del Amo Hospital. According to court documents, Johnson and her accomplices filed tax returns that fraudulently sought more than $600,000 in refunds. As a result of the bogus tax returns, the Internal Revenue Service paid out more than $280,000. In addition to her prison sentence, Johnson was ordered to pay restitution to the Internal Revenue Service.

Vermont Man Sentenced for Bank, Wire, and Tax Fraud

On March 26, 2009, in Burlington, Vt., Ahmad Kanan, of Essex Junction, Vermont was sentenced to 37 months imprisonment, to be followed by five years of supervised release, and ordered to pay approximately $213,000 in restitution. According to court records, Kanan used the stolen identity of approximately 37 victims to file fraudulent tax returns with the Internal Revenue Service (IRS) as well as a number of state tax agencies. He prepared the returns with false W-2 statements and structured the returns to provide for refunds. The refunds were then electronically deposited into accounts that Kanan controlled and into the accounts of family members and a family business. Tax refund checks were also sent to various addresses, as directed and controlled by Kanan. He also opened various credit card accounts as well as bank accounts in the names of third parties whose identities he purloined. He obtained cash advances on the credit cards and deposited that cash into various bank accounts he maintained at local banks as well as various on-line banking institutions. Kanan was also involved in other schemes using stolen identities. He manufactured checks on his home computer using stolen routing numbers and account numbers. He then deposited those checks into the bank accounts he controlled. Using other stolen routing and account numbers, he arranged for electronic withdrawals from a victim's account to pay his credit card accounts.

Co-Conspirators Plead Guilty and Sentenced for Fraudulently Claiming Millions in Fuel Tax Credit Refunds

On March 12, 2009, in Greenbelt, Md., Telemaga Bamba, formerly of Virginia, was sentenced to 70 months in prison to be followed by three years of supervised release on charges of mail fraud and filing a false claim in connection with a scheme to obtain fraudulent tax refunds from the IRS. In addition, Bamba was ordered to forfeit two Mercedes-Benz vehicles and a Harley-Davidson motorcycle, as well as pay $928,649 in restitution. Soumahoro Ben Amara, of Silver Spring, Maryland, pleaded guilty to the same charges. According to Bamba's plea agreement, he and his co-conspirators filed 154 fraudulent corporate tax returns for the tax years 2004 through 2007, claiming $11,772,004 in refunds for fuel tax credits. According to Amara's plea agreement, between 2006 and at least July 2008, Amara filed 43 fraudulent corporate tax returns for tax years 2005 through 2007, asserting that corporations purportedly owned by him had paid taxes on fuel that was used for non-taxable purposes, entitling them to obtain refunds. The returns claimed fuel tax credit refunds totaling $3,321,594. In fact, at no time did Amara or any corporation owned by him purchase the fuel on which the tax refunds were claimed. Court documents state that Telemaga Bamba prepared the tax returns filed by Amara and shared the proceeds of the refund checks. Another co-conspirator, June Leftwich also prepared 13 fraudulent individual and corporate tax returns for tax years 2003 through 2006, filed by his wife, Dorian Holmes, falsely claiming fuel tax credit refunds totaling $830,384. According to his plea agreement, Leftwich filed 60 fraudulent corporate tax returns for the tax years 2003 through 2007, fraudulently claiming $4.2 million in refunds for fuel tax credits. Holmes was sentenced to two months in prison followed by three years of supervised release for her role in the scheme, and ordered to pay $499,364 in restitution. Amara and Leftwich are awaiting sentencing. In a related case, on January 16, 2009, James Hallmon was sentenced to 21 months in prison for filing federal corporate tax returns in which he fraudulently claimed $647,060 in fuel tax credits.

Husband and Wife Sentenced in Tax Preparation Fraud Scheme

On March 12, 2009, in Miami, Fla., Ossmann Desir and his wife, Marie Gella Alcide, were sentenced to 22 months and 14 months, respectively. Both defendants were ordered to serve three years of supervised release and to pay $396,651 in restitution. In April 2008, Desir and Alcide were arrested and charged in a 45 count Indictment with conspiracy to defraud the United States, filing false claims, misusing social security numbers, and aggravated identity theft. The Indictment stated that the defendants obtained the personal identifying information of numerous individuals, including individuals who were deceased, and used this information to prepare and file fraudulent federal income tax returns in those individuals' names. As further stated in the Indictment, the defendants created false 1040 Forms and W-2 Forms. Thereafter, any refunds obtained through the scheme were deposited into bank accounts controlled by one or both of the defendants. According to court documents, Desir obtained much of the personal identifying information through an immigration consulting business he operated in North Miami, Florida. Because of the nature of the work that Desir did for clients, clients were requested to turn over their personal identifying information such as their names, social security numbers, dates of birth, and in some instances, the identifying information of dependants.

New York Inmate Sentenced for Submitting False Claims for Refunds

On March 10, 2009, in Syracuse, New York, Juan Sanchez was sentenced to 57 months in prison, to be followed by three years of supervised release, and ordered to pay $15,532 in restitution to the Internal Revenue Service (IRS). Sanchez, who is a prisoner in the Wende Correctional Facility in Alden NY, pleaded guilty to conspiring to defraud the United States by submitting false claims for tax refunds to the IRS. Sanchez admitted that between 2003 and 2005, while incarcerated by the state of New York, he used the names and social security numbers of other individuals to prepare and to file 21 income tax returns which fraudulently claimed tax refunds. The false tax returns claimed that the purported taxpayers were employed, earned wages, and had withheld from their income more in taxes than they actually owed, thus entitling them to a refund. In truth, the purported taxpayers did not work for the named employers, did not earn the wages, did not pay the claimed withholding taxes, and were not entitled to the tax refunds as claimed on the tax returns. Sanchez further admitted that he had recruited non-incarcerated visitors and acquaintances to mail the false tax returns he prepared to the IRS using return addresses, accessible to his non-incarcerated co-conspirators, in order to retrieve tax refund checks sent by the IRS.

Woman Sentenced to Prison for Tax Refund Fraud Scheme

On February 13, 2009, in Pittsburgh, Pa., Edna Gorham-Bey, a resident of Alexandria, Virginia, was sentenced to 15 months in prison, followed by three years of supervised release, on her conviction of conspiracy to defraud the government with respect to false claims for refunds. According to information presented to the court, from 2002 and continuing until April 2003, Gorham-Bey, the self-proclaimed "Sultana" of the United States Moorish American Nation, conspired with others to defraud the United States by filing fraudulent federal income tax returns. The information presented at trial showed that Gorham-Bey conspired with George Brooks, an inmate at SCI-Pittsburgh, and others to prepare and file six federal income tax returns in the name of Brooks and five other inmates at SCI-Pittsburgh. Gorham-Bey received the refund checks at the addresses she controlled or was associated with, and then deposited the checks in the bank account of Children's Hospitality House, Inc., a Washington, DC-based organization run by

Gorham-Bey. Gorham-Bey, who had sole signatory authority over this bank account, withdrew all monies associated with the refund checks immediately following their deposit.

Two Men from Massachusetts Sentenced in Tax Scheme

On February 12, 2009, in Boston, Mass., Rudy Alberto Rodriguez, of Lynn, Massachusetts, and Luis Pena, of Worcester, Massachusetts, were sentenced for their roles in a widespread scheme to obtain fraudulent income tax returns. Rodriguez was sentenced to 24 months in prison, to be followed by three years of supervised release. Pena was sentenced to time served of over ten months imprisonment, to be followed by three years of supervised release. Both defendants are subject to deportation. According to court documents, Rodriguez and Pena, citizens of the Dominican Republic, were arrested on a Complaint in March 2008, and later pleaded guilty in December 2008 to charges that they conspired to obtain social security numbers from persons living in Puerto Rico. Rodriguez and Pena used the social security numbers to create fraudulent Forms W-2 that stated false amounts of tax withholdings and used bogus Forms W-2 to prepare and file false federal income tax returns, claiming refunds to which they were not entitled. Rodriguez and Pena then intercepted the mailed refund checks by bribing United States Postal Service mail carriers or by having the refund checks mailed to addresses that were controlled by Rodriguez and Pena.

Connecticut Resident Sentenced for Role in Tax Refund Fraud Scheme

On January 30, 2009, in New Haven, Conn., Igor Rodov, a citizen of Belarus, was sentenced to 12 months in prison, followed by three years of supervised release, and ordered to pay $208,214 in restitution. Following his term of imprisonment, Rodov is subject to deportation to Belarus. According to court documents and statements made in court, from January to November 2006, Rodov aided and abetted another individual to engage in a scheme to defraud the United States Department of Treasury and 120 individual federal income taxpayers of money by means of materially false and fraudulent representation. The other individual was able to obtain the personal information of individual taxpayers, including names, addresses, social security numbers, and wage information. The individual thereafter used that personal information to electronically file federal income tax returns for those taxpayers using two Web sites. Those filings were done without the consent of the taxpayers. The individual electronically signed each of the filings and, in so doing, fraudulently represented that he was the individual taxpayer named in the filings. Rodov knowingly associated and participated in this scheme to defraud by opening several bank accounts in his personal name with several banks in Connecticut.

Texas Couple Sentenced for Identity Theft and Filing False Tax Returns

On Jan. 22, 2009, in Dallas, Texas, Levander Carlton McLean, and his wife, Rita Murphy McLean, of Garland, Texas, were each sentenced to 60 months in prison and 51 months in prison, respectively, for conspiracy to unlawfully use identification documents, and filing false tax returns. The McLean's were also ordered to pay $208,600 in restitution. In July 2001, Levander and Rita Murphy McLean convinced their nephew, a Texas Department of Public Safety driver's license technician, to provide a fraudulent Texas driver's license and a Texas identification card in the names of two innocent people living in North Carolina and South Carolina. The McLeans used these identification documents, as well as a fraudulent Michigan driver's license that Rita McLean obtained in the name of an innocent Texas resident, to open several fraudulent bank accounts in Dallas, Michigan, and North Carolina. From 2002 through 2004, the McLeans deposited more than $200,000 in proceeds from more than 130 false federal income tax returns, which had been filed in the names of real taxpayers using stolen W-2s, into these fraudulent accounts. The couple was convicted at trial in September 2008.

Four Missouri Defendants Sentenced for $15 Million Tax Fraud Conspiracy

On January 15, 2009, in Kansas City, Mo., four defendants were sentenced for their roles in a multi-million dollar conspiracy to defraud the IRS. Their scheme involved stealing the identities of hundreds of victims, primarily nursing home residents, which were used to seek more than $15 million in fraudulent federal tax refunds. Karingithi Gotonga Kamau, a Kenyan citizen living in Kansas City, was sentenced to 21 months in federal prison and ordered to pay $221,955 in restitution. Jeanette Alexander, of Kansas City, Mo., was sentenced to five years of probation and ordered to pay $34,541 in restitution. Moses Ndubai, a Kenyan citizen, was sentenced on January 15, 2009, to 41 months in prison and ordered to pay $264,799 in restitution. Michael Anderson was sentenced to 14 months in prison and ordered to pay $40,837 in restitution. All four defendants pleaded guilty to their roles in the conspiracy to steal identity information (including Social Security numbers), and use it to file more than 540 fraudulent federal tax returns using the names of more than 500 identity theft victims. Conspirators filed up to six state tax returns simultaneously with each federal return, causing a loss to at least 27 states. In total, conspirators claimed over $15 million in tax refunds in the names of identity theft victims, and they actually received at least $2.3 million in fraudulent refunds. Co-defendant Loretta Wavinya, a Kenyan citizen living in Kansas City, Mo., pleaded guilty to organizing and leading the conspiracy and was sentenced to 14 years in federal prison without parole. In addition to the conspiracy, Wavinya pleaded guilty to wire fraud and aggravated identity theft. Her sister, Lillian Nzongi, also pleaded guilty and was sentenced to 70 months in federal prison. Wavinya worked as a tax preparer and as a certified radiology technician for a company that visited patients on-site at multiple nursing homes in the Kansas City area. In the course of her employment, she had access to patient identity information that was later used in the conspiracy. She recruited other employees of health care facilities to steal identity information from patients. Wavinya was the largest single filer and received the largest share of the proceeds, much of which was invested in assets outside the United States. In total, the IRS believes that Wavinya was directly responsible for at least $9.6 million in fraudulent filings. Wavinya sent her proceeds overseas and maintained passports and thousands of dollars in a bank box. Wavinya, who created the scheme, also taught other conspirators how to file fraudulent tax returns.

Indiana Woman Sentenced To 24 Month Imprisonment for Filing 47 False Tax Returns

On January 7, 2009, in Indianapolis, Ind., Lori A. Crisp was sentenced to 24 months imprisonment and was ordered to pay $34,157 in restitution for filing false claims for tax refunds. Crisp, an income tax return preparer and a manager of other tax return preparers, pleaded guilty earlier to preparing and electronically filing 47 false claims in the names of other individuals totaling $218,379. Each of the tax returns included fraudulent Forms W-2 and claimed fictitious withholdings. Of the 47 returns, 46 showed the exact same amount of wages ($32,289) with varying amounts of fictitious withholdings. Of the 47 false returns, 36 also claimed fraudulent education credits. Before she electronically sent most of the tax returns to the IRS, Crisp changed the paid preparer section of each return to reflect another return preparer's identity in order to conceal her offense. Each of the tax returns requested a refund anticipation loan (RAL). After preparing and filing the returns, Crisp shredded the H&R Block files for these returns, in order to further conceal her offense. Then, when the IRS attempted to obtain the files from H&R Block during the investigation, none of the files were available.

Chicago Man Sentenced on Filing False Tax Refund Claims

On December 22, 2008, in Chicago, Ill., Cordell King was sentenced to 37 months incarceration followed by three years of supervised release. According to court documents, during 2001 through 2002, King and his co-defendant conspired to defraud the IRS by filing false tax returns that included claims for tax refunds. King prepared 51 false tax returns, using information and social security numbers of deceased individuals, for the purpose of fraudulently claiming refunds totaling $97,657. King obtained refund anticipation loans (RALs) for all 51 tax refunds and IRS released the refunds to the bank providing the RALs. In furtherance of their conspiracy, King's co-defendant recruited individuals to receive the money from the RALs into various bank accounts and would have those individuals pay her a portion of the RAL amounts. King was further ordered to make restitution of $35,212 to the IRS.

Detroit Man Sentenced for Making False Refund Claims

On November 24, 2008, in Detroit, Mich., Booker T. Gregory, Jr., was sentenced to 18 months in prison, followed by two years of supervised release, and ordered to pay $26,662 in restitution. Gregory pleaded guilty in August 2008 to conspiracy to defraud the Internal Revenue Service (IRS) and making a false claim for a tax refund. According to court records, from 1998 through 2001, Gregory defrauded the IRS by aiding taxpayers to receive fraudulent refunds. In order to secure larger income tax refunds, he would take legitimate W-2 forms from the taxpayers and alter the amounts. If the taxpayer was unemployed, he would take their personal information and create a false Form W-2, using fictitious wages and withholdings. According to court records, Gregory directed the taxpayers to a legitimate tax preparation service, in some cases, paying an individual to provide transportation for them. The taxpayers provided the false documents to the return preparers. The false tax return was electronically transmitted to the IRS. At the same time, the taxpayer would apply, through the tax preparation service, for a "refund anticipation loan" (RAL). Usually within days of the electronic filing of the tax returns, a disbursement check from the RAL would be issued and the loan proceeds split between the taxpayer and Gregory. In some cases, Gregory charged $1,500 for his services and provided referral fees to individual who brought other taxpayers into the scheme. Gregory was identified as having caused the filing of 36 false tax returns, claiming refunds of approximately $187,667.

Two Kenyan Women Sentenced for $15 Million Tax Fraud Conspiracy

On November 13, 2008, in Kansas City, Mo., Loretta Wavinya and her sister, Lillian Nzongi, were sentenced to prison terms of 168 months and 70 months, respectively, for their roles in a multi-million dollar conspiracy to defraud the IRS. The Kenyan nationals lived in the Kansas City area and were involved in a wire fraud scheme that involved stealing the identities of hundreds of victims, primarily nursing home residents, which were used to seek more than $15 million in fraudulent federal tax refunds. Wavinya, a tax preparer and radiology technician who visited patients on-site at multiple nursing homes, pleaded guilty in June 2008 to using stolen identities to file more than 540 fraudulent federal tax returns using the names of more than 500 identity theft victims. The conspirators filed up to six state tax returns simultaneously with each federal return, causing a loss to at least 27 states. In addition to the conspiracy, Wavinya pleaded guilty to wire fraud and aggravated identity theft. Wavinya was the largest single filer and received the largest share of the proceeds, much of which was invested in assets outside the United States. In total, the IRS believes that Wavinya was responsible for at least $9.6 million in fraudulent filings. Wavinya sent her proceeds overseas and maintained passports and thousands of dollars in a bank box. She also taught other conspirators how to file fraudulent tax returns.

In order to conceal their true identities, Wavinya and other conspirators electronically filed fraudulent tax returns through public Internet "hot spots," such as coffee shops or restaurants, and through unsecured private wireless networks maintained by unwitting individuals with no connection to the conspiracy. Law enforcement officers discovered evidence that Wavinya used her neighbor's unsecured wireless network to connect to the Internet. The false tax information was used to generate federal refund claims in the range of $4,000 to $47,000 each. Mail related to the returns and credit cards was sent to commercial mailboxes across Kansas City, and Wavinya and other conspirators often used "runners" to pick up this mail in order to conceal their own identities. Nzongi pleaded guilty on July 23, 2008, admitting to her role as one of those runners. Wavinya and other conspirators opened numerous bank accounts in Kansas City and elsewhere to receiving electronic fund transfers of tax refunds. Shortly after a refund payment was wired into an account, conspirators used runners to help them withdraw the money. The conspirators wrote checks to the runners in amounts less than $10,000 and drove the runners from bank to bank to cash the checks until the accounts were depleted, or the bank, or the IRS detected the fraud and froze the account. The runners provided the withdrawn funds back to Wavinya and others and received a small payment for their services. Some of the money obtained by the conspiracy was wired to banks in Kenya, where refund money was sometimes withdrawn directly from accounts through automated teller machine (ATM) withdrawals occurring in Kenya.

Oklahoma Woman Sentenced for Filing False Tax Returns and Identity Theft

On November 13, 2008, in Tulsa, Okla., Cynthia Michelle Odom was sentenced to 102 months in prison and ordered to pay $44,176 in restitution to financial institutions and $83,806 to the IRS. Odom pleaded guilty on August 15, 2008 to 18 counts of filing false tax returns, one count of aggravated identity theft, and one count of making a false statement to a financial institution. She admitted in her plea agreement that she prepared or caused to be prepared false federal income tax returns using the names and social security numbers of prisoners with whom she was incarcerated in the Oklahoma Department of Corrections. She filed the false tax returns after her release from prison. After submitting the false tax returns to the IRS, she obtained refund anticipation loans by making false statements to financial institutions.

Tax Return Preparer Sentenced for Filing False Returns Using Fraudulent Forms W-2

On October 31, 2008, in Atlanta, Ga., Antonio Millige Adams was sentenced to 51 months in prison to be followed by three years of supervised release, and ordered to pay $117,368 in restitution; specifically, $69,752 to the Internal Revenue Service (IRS) and $47,615 to the victim bank, Santa Barbara Bank & Trust. Adams pleaded guilty on August 6, 2008, to charges of conspiring to defraud the United States by assisting others in filing false claims for income tax refunds with the IRS. According to information presented in court, beginning in January 2002 and continuing through August 2004, Adams conspired with co-defendant Marla Nicole Wells and others to electronically file tax returns for dozens of individuals, claiming refunds to which they were not entitled. The total losses resulting from the conspiracy exceeded $220,000. A dozen or more fraudulent returns claiming a total of $60,504 in refunds were filed but not paid. Adams and Wells enlisted the assistance of recruiters to find people who were willing to file fraudulent tax returns, paying the recruiters a small fee. Once found, Wells, often accompanied by Adams, provided the "filer" with a false W-2 that she created listing employers for whom the individuals filing the fraudulent tax returns had never worked. The filers were often unemployed or had very low income. To ensure that they received their fee plus a portion of the fraudulent return (which could be as much as half the refund), Adams and Wells directed the filers to seek refund anticipation loans and occasionally accompanied the filers to the bank. Wells was convicted of conspiracy charges on June 27, 2007, and sentenced to 30 months in prison on September 26, 2007.

Alaska Man Sentenced for Filing False Claims for Tax Returns

On October 22, 2008, in Anchorage, Ala., Kong Lor was sentenced to 24 months in prison and ordered to pay $79,596 in restitution to the U.S. Treasury for filing false claims for tax returns. Lor pleaded guilty to one count of filing false claims in August 2008. From late 2004 through early 2005, Lor prepared false tax returns for Hmong immigrants who spoke, wrote, and understood little or no English and had little understanding of the U.S. tax system. Many of the taxpayers were elderly and all received Supplemental Security Income (SSI). SSI is a federal income supplement program designed to help aged, blind, and disabled people with little or no income. According to the plea agreement, clients were instructed to obtain benefit statements from the social security office. He then prepared false returns that reported that taxes had been withheld from income received and that a refund of the withholding taxes was due. The taxpayers had not earned taxable income, there had been no withholding, and no refund was due. Copies of the SSI statements were attached to tax returns, even though SSI is not taxable, there is no withholding, and it need not be reported on income tax returns. The occupation of the taxpayers was listed as disabled. Lor prepared returns on his personal computer, often while clients waited. Clients then signed the returns and mailed them to the IRS. The "Paid Preparer" section of the returns falsely indicated that the returns were "self prepared" even though Lor was paid to prepare them and required by law to sign them. Clients agreed to pay Lor a portion of any refund received, often 25 percent.

Montana Prisoner Sentenced for Filing False Tax Returns

On September 26, 2008, in Helena, Montana, Gary Eugene Radi, of Las Vegas, was sentenced to 60 months in prison and ordered to pay $40,920 in restitution for making fraudulent claims for federal income tax refunds. According to the U.S. Attorney, Radi helped fellow prisoners at the Crossroads Correctional Institution prepare their tax returns. He pleaded guilty to falsifying one inmate's tax return information. At trial, the government would have called numerous former Shelby inmates for whom Radi prepared false tax returns, both in 2004 (for the year 2003) and in 2005 (for the year 2004). Those inmates would have provided evidence concerning Radi's scheme by describing threats Radi made to encourage payments for his fraudulent tax return filings. Many of the inmates would have also testified that Radi demanded payment for his services from the proceeds of the refunds, often ranging between $200 and $400, as opposed to the purchase of commissary items.

Baltimore Man Sentenced in Scheme to File False Tax Returns on Behalf of State Prisoners

On October 7, 2008, in Baltimore, Md., Giacumo Marzano was sentenced to 25 months in prison followed by three years of supervised release, and ordered to pay $200,000 in restitution. Marzano pleaded guilty in July 2008 on charges of conspiracy to defraud the United States and aggravated identity theft, in connection with a scheme to file false income tax returns on behalf of inmates from the Maryland Department of Corrections and other prisons. According to his plea agreement, Marzano had contact with inmates who were housed in Maryland state prisons. He sent the inmates blank federal tax returns, they mailed back the completed forms containing false information, and Marzano mailed the fraudulent tax returns to the Internal Revenue Service (IRS). He worked with other co-conspirators to mail, receive and deposit tax refunds obtained through the scheme. Many of the refund checks were mailed to a special post office box that Marzano opened using an alias, "DeeCarlo." In addition to the tax fraud scheme, Marzano used and produced false social security cards, Maryland driver's licenses and fraudulent credit cards in the name of an individual who is currently residing in a medical facility, without that person's knowledge. Marzano also used another person's social security number. He opened bank accounts and credit cards with that social security number. Marzano deposited money from the tax fraud into those fraudulent bank accounts.

Fiscal Year 2008 - Examples of Questionable Refund Investigations

Fiscal Year 2010 - Examples of Questionable Refund Investigations

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Table of Contents - Questionable Refund Investigations

Criminal Investigation (CI) Home Page

How to Report Suspected Tax Fraud Activities?

Page Last Reviewed or Updated: December 22, 2009

flows, i.e., on or before 9:00 a.m. central clock time for flows occurring on the gas day that ended 24 hours before.

(b) *Exemptions to daily posting requirement.* The following categories of major non-interstate pipelines are exempt from the reporting requirement of paragraph (a) of this section:

(1) Those that fall entirely upstream of a processing plant; and

(2) Those that deliver more than ninety-five percent (95%) of the natural gas volumes they flow directly to end-users.

(3) To determine eligibility for the exemption in paragraph (b)(2) of this section, a major non-interstate pipeline must measure volumes by average deliveries over the preceding three calendar years.

[FR Doc. E7–25435 Filed 1–4–08; 8:45 am]

BILLING CODE 6717–01–P

DEPARTMENT OF THE TREASURY

Internal Revenue Service

26 CFR Part 1

[REG–143326–05]

RIN 1545–BE95

S Corporation Guidance Under AJCA of 2004 and GOZA of 2005; Hearing Cancellation

AGENCY: Internal Revenue Service (IRS), Treasury.

ACTION: Cancellation of notice of public hearing on proposed rulemaking.

SUMMARY: This document cancels a public hearing on proposed regulations that provide guidance regarding certain changes made to the rules governing S corporations under the American Jobs Creation Act of 2004 and the Gulf Opportunity Zone Act of 2005.

DATES: The public hearing, originally scheduled for January 16, 2008, at 10 a.m. is cancelled.

FOR FURTHER INFORMATION CONTACT: Kelly Banks of the Publications and Regulations Branch, Legal Processing Division, Associate Chief Counsel (Procedure and Administration) at (202) 622–0392 (not a toll-free number).

SUPPLEMENTARY INFORMATION: A notice of proposed rulemaking and notice of public hearing that appeared in the **Federal Register** on Friday, September 28, 2007 (72 FR 55132), announced that a public hearing was scheduled for January 16, 2008, at 10 a.m. in the IRS Auditorium, Internal Revenue Building, 1111 Constitution Avenue, NW., Washington, DC. The subject of the public hearing is under section 361 of the Internal Revenue Code.

The public comments and outlines of oral testimony were due on December 27, 2007. The notice of proposed rulemaking and notice of public hearing instructed those interested in testifying at the public hearing to submit an outline of the topics to be addressed. As of Wednesday, January 2, 2008, no one has requested to speak. Therefore, the public hearing scheduled for January 16, 2008, is cancelled.

Cynthia E. Grigsby,

Senior Federal Register Liaison Officer, Publications and Regulations Branch, Legal Processing Division, Associate Chief Counsel (Procedure and Administration).

[FR Doc. E8–24 Filed 1–4–08; 8:45 am]

BILLING CODE 4830–01–P

DEPARTMENT OF THE TREASURY

Internal Revenue Service

26 CFR Part 301

[REG–136596–07]

RIN 1545–BH12

Guidance Regarding Marketing of Refund Anticipation Loans (RALs) and Certain Other Products in Connection With the Preparation of a Tax Return

AGENCY: Internal Revenue Service (IRS), Treasury.

ACTION: Advance notice of proposed rulemaking (ANPRM).

SUMMARY: This document describes rules that the Treasury Department and the IRS are considering proposing, in a notice of proposed rulemaking, regarding the disclosure and use of tax return information by tax return preparers. The rules would apply to the marketing of refund anticipation loans (RALs) and certain other products in connection with the preparation of a tax return and, as an exception to the general principle that taxpayers should have control over their tax return information that is reflected in final regulations published in T.D. 9375, which is published elsewhere in this issue of the **Federal Register**, provide that a tax return preparer may not obtain a taxpayer's consent to disclose or use tax return information for the purpose of soliciting taxpayers to purchase such products. This document invites comments from the public regarding these contemplated rules. All materials submitted will be available for public inspection and copying.

DATES: Written or electronic comments must be received by April 7, 2008.

ADDRESSES: Send submissions to: CC:PA:LPD:PR (REG–136596–07), Room 5203, Internal Revenue Service, PO Box 7604, Ben Franklin Station, Washington, DC 20044. Submissions may be hand-delivered Monday through Friday between the hours of 8 a.m. and 4 p.m. to CC:PA:LPD:PR (REG–136596–07), Courier's Desk, Internal Revenue Service, 1111 Constitution Avenue, NW., Washington, DC, or sent electronically via the Federal eRulemaking Portal at *http://www.regulations.gov* (IRS REG–136596–07).

FOR FURTHER INFORMATION CONTACT: Concerning submissions of comments, Kelly Banks at (202) 622–7180; concerning the proposals, Lawrence Mack at (202) 622–4940 (not toll-free numbers).

SUPPLEMENTARY INFORMATION:

Background

This document describes rules that the Treasury Department and the IRS are considering proposing in a notice of proposed rulemaking regarding the marketing of refund anticipation loans (RALs) and certain other products identified below in connection with the preparation of a tax return.

The proposed rules would amend the Regulations on Procedure and Administration (26 CFR part 301) under section 7216 of the Internal Revenue Code. Section 7216 was enacted by section 316 of the Revenue Act of 1971, Public Law 92–178 (85 Stat. 529, 1971), and has been amended several times since 1971. Section 7216 imposes criminal penalties on tax return preparers who knowingly or recklessly make unauthorized disclosures or uses of information furnished to them in connection with the preparation of an income tax return. In addition, tax return preparers are subject to civil penalties under section 6713 for disclosure or use of this information unless an exception under the rules of section 7216(b) applies to the disclosure or use.

A notice of proposed rulemaking (REG–137243–02) was published in the **Federal Register** (70 FR 72954) on December 8, 2005. Concurrent with publication of the proposed regulations, the IRS published Notice 2005–93, 2005–52 I.R.B. 1204 (December 7, 2005), setting forth a proposed revenue procedure that would provide guidance to tax return preparers regarding the format and content of consents to use and consents to disclose tax return information under § 301.7216–3.

Among other recommendations received in response to the notice of proposed rulemaking published on December 8, 2005, a number of commentators recommended that the regulations prohibit or substantially restrict the disclosure or use of tax return information for marketing purposes. As described in the preamble of the final regulations published in T.D. 9375, which is published elsewhere in this issue of the **Federal Register**, these commentators specifically recommended banning tax return preparers from disclosing or using tax return information for the purpose of soliciting refund anticipation loans (RALs) and similar products. The Treasury Department and the IRS did not adopt this recommendation in the final regulations that are being published concurrently with this ANPRM because of the significant policy issues that need to be considered and because they had not previously proposed a rule regarding the use or disclosure of tax return information for purposes of marketing of RALs and similar products.

This ANPRM addresses two major areas of concern that have been raised and describes rules that the Treasury Department and the IRS are considering proposing regarding the marketing of RALs and certain other products identified below in connection with the preparation of a tax return. It also solicits comments on specific issues as described herein.

Concerns Raised by RALs and Certain Other Products

Financial Incentive To Inflate Refunds

The Treasury Department and the IRS are concerned that RALs and certain other products may provide tax preparers with a financial incentive to take improper tax return positions in order to inappropriately inflate refund claims. In general, RAL amounts are capped by the amount of the refund claimed on a tax return. Therefore, a preparer who inappropriately inflates the amount of a refund is able, directly or indirectly through arrangement with a RAL provider, to collect a higher fee. Additionally, a significant number of RALs are made to taxpayers who claim the earned income tax credit (EITC). The Treasury Department and the IRS are concerned that the financial benefits of selling a RAL to a taxpayer can create an incentive for the preparer to not fully comply with due diligence requirements designed to ensure the accuracy of EITC claims. See section 6695(g).

Even when a flat fee is charged for RALs, it may be possible that a financial incentive to inappropriately inflate the amount of a refund exists. As an example, some merchants who offer tax preparation services may encourage customers to obtain RALs and spend the funds on the merchant's products or services. To the extent that the preparer prepares a return that claims an inappropriately large refund, the taxpayer is enabled to purchase more of the merchant's products or services.

The Treasury Department and the IRS are concerned that overall tax compliance suffers when tax advisors or tax preparers benefit directly from maximizing a refund in preparing a tax return. Treasury Department Circular 230 restricts the ability of tax practitioners to charge contingent fees in certain circumstances when there are tax administration concerns. See 31 CFR 10.27. The Treasury Department and the IRS are considering whether similar restrictions should be placed on use or disclosure of tax return information by preparers who receive a financial benefit from the sale of an ancillary product, such as a RAL, rather than directly from the determination of a taxpayer's tax liability.

There are two other products that potentially raise similar concerns—refund anticipation checks (RACs) and audit insurance. A RAC is a post-refund product that allows taxpayers to pay for return preparation services out of their refunds. As with a RAL, a taxpayer will only qualify to purchase a RAC if a refund is claimed on the return. Audit insurance is a type of insurance that covers professional fees and other expenses incurred in responding to or defending against an audit by the IRS. Taxpayers who purchase audit insurance may be encouraged to take aggressive tax reporting positions if they believe the insurance will provide protection against the risk of an adjustment. The Treasury Department and the IRS generally believe that arrangements that create financial incentives for taxpayers or tax preparers to exploit the audit selection process undermine tax compliance.

Potential for Inappropriate Use by Tax Preparers

In responding to the proposed regulations, some commentators expressed concern that tax preparers are inappropriately profiting from marketing RALs and certain other products to relatively unsophisticated taxpayers who do not comprehend the full costs of the products. These commentators noted that RALs are marketed primarily to low-income taxpayers who receive the EITC, that these taxpayers generally have relatively low levels of financial expertise, and that these taxpayers are more likely than other taxpayers to rely on the advice of their preparers. These commentators urged the IRS to amend the proposed regulations to protect these taxpayers from exploitation. The National Taxpayer Advocate also expressed similar concerns. See National Taxpayer Advocate FY 2007 Objectives Report to Congress, vol. II, *The Role of the IRS in the Refund Anticipation Loan Industry*, at 18 (June 30, 2006).

As a general rule, the Treasury Department and the IRS believe that taxpayers should have the ability to control the use or disclosure of their tax return information. Taxpayer control, however, must be balanced against the ability of the government to effectively administer the internal revenue laws, which includes guarding against (1) the potential lessening of tax compliance, (2) the potential exploitation of taxpayers described by certain commentators, and (3) the potential existence of inappropriate financial incentives for tax preparers to inflate tax refunds.

Explanation of Contemplated Rules

Sections 7216 and 6713 provide a broad prohibition against the disclosure and use of tax return information by return preparers. Statutory exceptions are provided for a "disclosure" pursuant to any other provision of the Internal Revenue Code or an order of a court and for a "use" by a preparer to assist the taxpayer in preparing his or her state and local tax returns and declarations of estimated tax. The statutory language also authorizes the Secretary to prescribe regulations permitting additional exceptions. Thus, tax return preparers may use or disclose tax return information beyond the statutory exceptions only if, and to the extent that, Treasury regulations expressly authorize such acts.

Among other exceptions, the regulations under section 7216 generally provide that preparers may use or disclose tax return information if the taxpayer provides consent. As a general rule, taxpayers should have the ability to control the use or disclosure of their tax return information. To address the tax administration concerns described above, the Treasury Department and the IRS are considering proposing regulations that would create an exception from the general consent framework prescribed by § 301.7216–3 for RALs, RACs, audit insurance, and similar products. This exception would effectively separate the act of return preparation from the act of marketing or purchasing certain financial products by prohibiting the use of information obtained during the tax-preparation process for the non-tax administration purpose of marketing: (i) a RAL or a substantially similar product or service; (ii) a RAC or a substantially similar product or service; or (iii) audit insurance or a substantially similar product or service.

Proposed Effective Date

The Treasury Department and the IRS anticipate that these new proposed rules would apply for returns filed on or after January 1st of the year following the date of publication in the **Federal Register** as final or temporary regulations.

Request for Comments

Before a notice of proposed rulemaking is issued, consideration will be given to any written comments (a signed original and eight (8) copies) or electronic comments that are submitted timely to the IRS. All comments will be available for public inspection and copying.

Specifically, comments are encouraged on the following questions:

1. If RALs and certain other products create a direct financial incentive for preparers to inflate tax refunds, are there alternative approaches that would eliminate or reduce this incentive?

2. If the marketing of RALs and certain other products exploit or have the potential to exploit certain taxpayers, is the approach described in this ANPRM better viewed as protecting taxpayers from exploitation or as restricting taxpayers' ability to control their tax return information? If the latter, is there an alternative approach that would address the concerns described above?

3. Should RACs be treated the same way as RALs and audit insurance, or do RACs present lesser concerns?

4. Are there other products that present significant concerns for tax compliance or taxpayer exploitation that should be addressed by regulation?

Drafting Information

The principal author of this advance notice of proposed rulemaking is Dillon Taylor, formerly of the Office of the Associate Chief Counsel (Procedure and Administration). For further information, contact Lawrence Mack of the Office of Associate Chief Counsel (Procedure and Administration) at 202–622–4940 (not a toll-free call).

Linda E. Stiff,

Deputy Commissioner for Services and Enforcement.

[FR Doc. 08–2 Filed 1–3–08; 8:58 am]

BILLING CODE 4830–01–P

DEPARTMENT OF HOMELAND SECURITY

Coast Guard

33 CFR Part 165

[Docket No. USCG–2007–0195]

RIN 1625–AA87

Security Zone; Waters Surrounding U.S. Forces Vessel SBX–1, HI

AGENCY: Coast Guard, DHS.

ACTION: Notice of proposed rulemaking.

SUMMARY: The Coast Guard proposes to establish a permanent 500-yard moving security zone around the U.S. Forces vessel SBX–1 during transit within the Honolulu Captain of the Port Zone. This zone is necessary to protect the SBX–1 from threats associated with vessels and persons approaching too close during transit. Entry of persons or vessels into this security zone would be prohibited unless authorized by the Captain of the Port (COTP).

DATES: Comments and related material must reach the Coast Guard on or before February 6, 2008.

ADDRESSES: You may submit comments identified by Coast Guard docket number USCG–2007–0195 to the Docket Management Facility at the U.S. Department of Transportation. To avoid duplication, please use only one of the following methods:

(1) *Online: http://www.regulations.gov.*

(2) *Mail:* Docket Management Facility (M–30), U.S. Department of Transportation, West Building Ground Floor, Room W12–140, 1200 New Jersey Avenue, SE., Washington, DC 20590–0001.

(3) *Hand delivery:* Room W12–140 on the Ground Floor of the West Building, 1200 New Jersey Avenue, SE., Washington, DC 20590, between 9 a.m. and 5 p.m., Monday through Friday, except Federal holidays. The telephone number is 202–366–9329.

(4) *Fax:* 202–493–2251.

FOR FURTHER INFORMATION CONTACT: Lieutenant (Junior Grade) Jasmin Parker, U.S. Coast Guard Sector Honolulu at (808) 842–2600.

SUPPLEMENTARY INFORMATION:

Public Participation and Request for Comments

We encourage you to participate in this rulemaking by submitting comments and related materials. All comments received will be posted, without change, to *http://www.regulations.gov* and will include any personal information you have provided. We have an agreement with the Department of Transportation (DOT) to use the Docket Management Facility. Please see DOT's "Privacy Act" paragraph below.

Submitting Comments

If you submit a comment, please include the docket number for this rulemaking (USCG–2007–0195), indicate the specific section of this document to which each comment applies, and give the reason for each comment. We recommend that you include your name and a mailing address, an e-mail address, or a phone number in the body of your document so that we can contact you if we have questions regarding your submission. You may submit your comments and material by electronic means, mail, fax, or delivery to the Docket Management Facility at the address under **ADDRESSES**, but please submit your comments and material by only one means. If you submit them by mail or delivery, submit them in an unbound format, no larger than 8½ by 11 inches, suitable for copying and electronic filing. If you submit them by mail and would like to know that they reached the Facility, please enclose a stamped, self-addressed postcard or envelope. We will consider all comments and material received during the comment period. We may change this proposed rule in view of them.

Viewing Comments and Documents

To view comments, as well as documents mentioned in this preamble as being available in the docket, go to *http://www.regulations.gov* at any time, click on "Search for Dockets," and enter the docket number for this rulemaking (USCG–2007–0195) in the Docket ID box, and click enter. You may also visit the Docket Management Facility in Room W12–140 on the ground floor of the DOT West Building, 1200 New Jersey Avenue, SE., Washington, DC 20590, between 9 a.m. and 5 p.m., Monday through Friday, except Federal holidays.

Privacy Act

Anyone can search the electronic form of all comments received into any of our dockets by the name of the individual submitting the comment (or signing the comment, if submitted on behalf of an association, business, labor union, etc.). You may review the Department of Transportation's Privacy Act Statement in the **Federal Register** published on April 11, 2000 (65 FR 19477), or you may visit *http://DocketsInfo.dot.gov.*


GAO
Accountability * Integrity * Reliability

United States Government Accountability Office
Washington, DC 20548

June 5, 2008

The Honorable John Lewis
Chairman
Subcommittee on Oversight
Committee on Ways and Means
House of Representatives

Subject: *Refund Anticipation Loans*

Dear Mr. Chairman:

Taxpayers who do not want to wait for their tax refunds from the Internal Revenue Service (IRS) may choose to obtain refund anticipation loans (RAL). RALs are short-term, high-interest bank loans that are advertised and brokered by both national chain and local tax preparation companies. Although the annual percentage rate (APR) on RALs can be over 500 percent,[1] they allow taxpayers to receive cash refunds quickly—sometimes within the same day and even within an hour of filing their tax returns. After filing a taxpayer's return electronically, the tax preparer works in cooperation with a bank to advance the refund as a loan minus tax preparation costs, other fees, and a finance charge. As part of the RAL process, the taxpayer provides authorization to IRS to send the refund directly to the bank to repay the loan.

Despite the benefits of receiving cash quickly based on an expected refund, IRS officials and others have raised concerns about whether taxpayers are fully aware of the costs involved and their tax filing alternatives. For example, in a 2007 report to Congress, the IRS National Taxpayer Advocate questioned whether RAL consumers actually understand the nature of the loan product they are receiving. According to the Advocate, while tax preparers offering RALs are required to obtain taxpayers' signatures on written disclosure forms, there are no requirements that such disclosures be made orally. The Advocate wrote that despite the written disclosures provided to them, consumers may not fully understand that the RAL is in fact a loan and not simply a way to receive a faster refund from IRS. Further, without an oral explanation, consumers may lack a general understanding of the nature of the product and its impact on credit reports, as well as other consequences of default. In January 2008, in order to address this issue, IRS and the Department of the Treasury (Treasury) indicated in a *Federal Register* notice that they were considering rules to prohibit tax preparers from marketing RALs based on information gathered during the tax preparation process. In their notice, IRS and Treasury cite concerns about tax preparers improperly inflating refunds in order to market RALs, particularly when working with

[1] At the tax preparers we visited, we found APRs ranging from 36% to over 500%.

customers eligible for the earned income tax credit (EITC).[2] IRS studies have found that this credit is particularly susceptible to fraud, in many cases perpetuated by paid tax preparers. In 1999, an IRS compliance study found $10.4 billion[3] of overclaims on the EITC, of which $7.2 billion (70 percent) was attributed to tax returns completed by paid preparers.

Based on continuing concerns over how RALs are marketed to taxpayers, you requested that we perform a limited investigation to identify examples of where RALs are marketed and the types of information tax preparers disclose to potential RAL applicants.

To identify where tax preparation and RALs are marketed to taxpayers, we used Internet searches to identify a nonrepresentative selection of 22 different tax preparers across the country that advertised both tax preparation and RALs. We called these preparers to confirm the availability of the RALs they offered, as well as any incentives or discounts connected with tax preparation and RALs. We confirmed that these tax preparers were located in an existing business, but we did not attempt to investigate the types of business arrangements between the tax preparers and the colocated business. Posing as taxpayers, our investigators also visited a nonrepresentative selection of 18 different tax preparers in proximity to GAO, specifically preparers in the Washington, D.C., and Baltimore, Maryland, metropolitan areas. We took photographs of the offices used by the tax preparers where appropriate. We selected national chain preparers and small, local companies for our site visits.

To determine what types of information tax preparers disclose to potential RAL applicants, our undercover investigators had bogus paper tax returns prepared at five of the preparers they visited. Investigators used fictitious names, cover stories, and income information. It was not in the scope of our work to test a scenario in which we qualified for the EITC and we did not allow our bogus returns to be filed with IRS—the final requirement for obtaining a RAL.[4] We therefore attempted to collect information about fees and charges associated with RALs through our interactions with the tax preparers, displays in the tax preparation offices, information on the preparers' Web sites, and any literature the preparers offered us on RALs. Using this information, we calculated the APR associated with the RALs where possible.

We conducted this investigation from January 2008 through March 2008 in accordance with standards prescribed by the President's Council on Integrity and Efficiency. Since we did not apply for a RAL as part of this investigation, we were not able to evaluate whether the tax preparers gave legally sufficient written disclosure. We also did not use an EITC scenario and therefore were not able to test whether tax preparers would use the credit to improperly inflate our refunds. Because we selected a nonrepresentative selection of tax preparers across the country for this investigation, it is not possible to generalize the results of our work and draw conclusions about all tax preparers.

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[2]73 Fed. Reg. 1131 (Jan. 7, 2008).

[3]IRS estimates that $31.9 billion in EITC claims was paid to 19.3 million taxpayers for the 1999 filing season.

[4]In order to avoid electronically filing our returns, we paid cash for our paper tax returns. However, the tax preparers we visited automatically included tax preparation fees in the cost of the RAL, allowing customers to avoid paying cash up front for tax preparation.

In summary, we found that RALs are marketed by tax preparers that operate in a wide variety of businesses, ranging from major retail stores to automobile dealers and shoe stores. Of the 40 tax preparers we called or visited, 37 offered RALs. 13 tax preparers offered year-round tax preparation in their own stand-alone offices, while 27 were open only during the tax season and operated at tables or desks within existing businesses offering other products and services. Of these 27 preparers, 13 were located in businesses that target low-income customers, such as check cashers, payday loan vendors, rent-to-own stores, and pawn shops, and 9 offered incentives to encourage tax customers to spend their refunds on the businesses' primary goods and services. For example, an auto dealer we visited told us that if we didn't have enough money for the down payment on a car, we could get our taxes done by its tax preparer and use the refund as a down payment. 14 tax preparers took advantage of the low overhead costs of operating in an existing business, but did not appear to target low-income populations.

The tax preparers we visited were generally willing to provide information about RALs, though because of the limited nature of our investigation, we were not able to assess the legal sufficiency of all tax preparers' advertisements and written disclosures. All five preparers that completed federal and state tax returns for our fictitious individuals gave an estimate of the fees and finance charges associated with a RAL, and most calculated the refund amount available after deducting fees. However, we found that tax preparers did not use a consistent method to calculate the APRs in their advertisements and at least one preparer did not calculate its advertised APR according to Truth in Lending Act requirements. For example, the APR on a $1,000 RAL at this tax preparer was represented in advertisements as 36 percent. However, when a $30 account fee is included in the APR calculation in accordance with the act, the APR is actually 135 percent. The preparer included this fee in an advertisement showing the various fees and finance charges associated with a RAL, but noted in small print that the account fee is not actually included in the calculated APR shown in the advertisement.

Background

According to IRS data, the average individual tax refund for calendar year 2006 tax returns was $2,324 on approximately 106 million tax returns.[5] According to the IRS National Taxpayer Advocate, during the 2005 filing season, 9.6 million taxpayers eligible for refunds that all together totaled $28.7 billion applied for RALs.

Previous GAO reports have found that fees for RALs vary widely and, when combined with tax preparation fees, may considerably reduce a taxpayer's refund.[6] However, these loans remain popular, especially among low-income taxpayers. IRS data show that RALs are disproportionately purchased by low-income taxpayers, especially those receiving the EITC. The EITC is a refundable federal income tax credit for low-income working individuals and families designed to offset the burden of Social Security taxes and to provide an incentive to work. To qualify, taxpayers must meet certain requirements and file

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[5]Out of approximately140 million tax returns filed during this filing season.

[6]*See* GAO, *Tax Administration: Most Taxpayers Believe They Benefit from Paid Tax Preparers, but Oversight for IRS Is a Challenge,* GAO-04-70 (Washington, D.C.: Oct. 31, 2003); and GAO, *Paid Tax Preparers: Most Taypayers Believe They Benefit, but Some Are Poorly Served,* GAO-03-610T (Washington, D.C.: April 1, 2003).

tax returns. According to IRS 2004 filing season data, 56 percent of taxpayers who obtained RALs also received the EITC, even though EITC recipients made up only 17 percent of the general population of taxpayers. In its *2007 Objectives Report to Congress*, the National Taxpayer Advocate identified several reasons taxpayers purchase RALs:

- need for immediate cash,
- lack of information about the product or alternatives,
- immediate access to a large sum of money, typically the EITC,
- inability to pay preparation and filing fees out of pocket, and
- experience of friends and family.

Refund anticipation loans are subject to the Truth in Lending Act,[7] which is intended to help consumers avoid the uninformed use of credit through meaningful disclosure of credit terms by lenders and to protect consumers against inaccurate and unfair credit practices. Under regulations issued to implement this act, if a RAL vendor advertises an APR, it must be the calculated according to specific formulas and must include certain fees in the finance charge. The finance charge is defined as the cost of consumer credit as a dollar amount and includes any charge payable directly or indirectly by the consumer and imposed directly or indirectly by the creditor as incident to or as a condition of credit.[8] Finance charges include interest; service, transaction, activity, and carrying charges; and loan fees. Any additional fees imposed as a result of the customer taking a RAL must be included as part of the finance charge.[9] Finance charges do not include application fees charged to all applicants or late payment charges.

If a consumer asks about the cost of a RAL, the creditor is required to disclose the APR, unless it cannot be determined in advance. In this case, the creditor is required to state the APR for a sample transaction. Before the transaction is consummated, the creditor must disclose certain information in writing to the borrower. This information must be disclosed clearly and conspicuously in a form that the consumer may keep[10] and includes the following:[11]

- itemization of the amount provided to the borrower, minus prepaid finance charges (fees);
- finance charges, or "the dollar amount the credit will cost you;"
- the APR, or "the cost of your credit as a yearly rate;" and
- total of payments, or "the amount you will have paid when you have made all scheduled payments."

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[7]15 U.S.C. § 1601 et seq.

[8]12 C.F.R. § 226.4.

[9]This requirement is included in the official staff interpretation of the regulations; compliance with these interpretations affords a creditor relief from certain civil liabilities. 12 C.F.R. 226 supplement I.

[10]12 C.F.R. § 226.17.

[11]12 C.F.R. § 226.18.

Tax preparers providing electronic filing services must comply with rules in the IRS *Handbook for Authorized IRS e-file Providers of Individual Income Tax Returns*, which requires tax return preparers that sell RALs to their clients to

- ensure that taxpayers understand that by agreeing to a RAL or other financial product they will not receive their refunds from IRS as IRS will send their refunds to the financial institutions;
- advise taxpayers that RALs are interest-bearing loans and not a quicker way of receiving their refunds from IRS;
- advise taxpayers that if a direct deposit is not received within the expected time frame for whatever reason, the taxpayers may be liable to the lender for additional interest and other fees, as applicable for the RAL or other financial product;
- advise taxpayers of all fees and other known deductions to be paid from their refunds and the remaining amounts the taxpayers will actually receive;
- secure the taxpayers' written consent to disclose tax information to the lending financial institutions in connection with applications for RALs or other financial products; and
- adhere to fee restrictions and advertising standards prohibiting tax preparers from accepting fees contingent upon the amount of the RAL or using improper or misleading advertising in relation to time frames for refunds and RALs.

Results of Investigation

RALs are marketed by tax preparers that operate in a wide variety of businesses, ranging from major retail stores to automobile dealers and shoe stores. Of the 40 tax preparers we called or visited, 37 offered RALs. 13 tax preparers offered year-round tax preparation in their own stand-alone offices, while 27 were open only during the tax season and operated at tables or desks within existing businesses offering other products and services. Of these 27 preparers, 13 were located in businesses that target low-income customers; however, 14 chose the locations of their businesses because of low overhead costs. One tax preparer we observed minimized overhead costs by operating out of a trailer in the parking lot of a gas station. Tax preparers we visited were generally willing to provide information about RALs, but did not use a consistent method to calculate their advertised APRs.

See table 1 for examples of seasonal tax preparers that we identified during our investigation.

Table 1: Selected Businesses Marketing Tax Preparation and RALs

Primary services	Location	Incentive (if offered)
Auto dealer	Virginia	Free tax preparation with purchase of car
Check cashing	Maryland	
Check cashing	Mississippi	Will cash refund check for 1.5 percent (regularly 3 percent)
Equipment trailer	Maryland	
Discount shoe store	Maryland	Free pair of shoes with tax preparation
Pawn shop	Alabama	
	Alabama	
	New Hampshire	A $5 to $10 discount on buying back previously pawned item
	North Carolina	
	Virginia	A $50 gift certificate to use in the store
Pawn shop, rent to own	Mississippi	Willing to negotiate a discount on rental items
Payday loans	Missouri	
Real estate	Alabama	
Rent to own	Virginia	Tax customers eligible for reduced prices on selected merchandise for sale and rental
	Mississippi	Willing to negotiate a discount on rental items
Retail store	Kentucky	
Small business services	Kentucky	
Van rental	Mississippi	
Vending machine service	North Carolina	

Source: GAO.

See figure 1 for a photograph of a tax preparer located in the parking lot of a former gas station in Maryland.

Figure 1: Seasonal Tax Preparation Service Operating Out of a Trailer


TAX

Source: GAO.

27 of the tax preparers we called or visited were located in existing businesses in order to market to the businesses' customer base, and 13 of these were located in businesses targeting low-income customers. IRS data show that RALs are disproportionately purchased by low-income taxpayers, and some seasonal tax preparers market to this population by operating within businesses that serve low-income customers, such as check cashers, payday loan vendors, rent-to-own stores, and pawn shops. See figure 2 for a photograph of one check cashing business offering tax preparation.

Figure 2: Check Cashing Service Offering Tax Preparation


No-hassle taxes
are here.

Source: GAO.

We called or visited 9 businesses that had partnered with seasonal tax preparers to use tax preparation and RALs to offer customers incentives to purchase the businesses' primary goods or services. In some cases, RAL customers are able to receive their cash refunds in as little as an hour after filing their returns, while they are still inside the business or store where the seasonal tax preparer is located. Some of these businesses encourage customers to spend the refund immediately, by offering discounts on their products and services. For example, an auto dealer we visited told us that if we didn't have enough money for the down payment on a car, we could get our taxes done by its tax preparer and use the refund as a down payment. See figure 3 for a photograph of this business.

Figure 3: Auto Dealer Encouraging Customers to "Bring Your W2 Form" for Credit toward a Car Purchase



Source: GAO.

Furthermore, a rent-to-own store advertised that it "will put money in your hands in as little as 4 hours!" and that getting your taxes done at the store "results in greater buying power. All tax customers are eligible for reduced prices on selected merchandise." We visited two shoe stores that offered customers a free pair of shoes as an incentive to use the in-store tax preparation services. See figure 4 for a photograph of one of these business.

Figure 4: Shoe Store Offering a Free Pair of Shoes with Tax Preparation


FREE SHOES
WITH PROCESSED TAX RETURN BY
TAX

Source: GAO.

Note: Name of tax preparer obscured in this photo.

We found 14 tax preparers that operated within existing businesses in order to take advantage of low overhead costs but did not specifically target low-income customers. These included those in a vending service company, a small business services company, and a van rental store. In general, these businesses did not offer any incentives to attract tax customers to their primary products. Some national tax preparers also market RALs by offering tax preparation in major retail chains. Tax preparation services in these retail stores are seasonal and generally close around April 15. Several of the businesses we observed offered multiple services unrelated to tax preparation. See figure 5 for a photograph of a business that offers various services in addition to tax preparation and RALs.

Figure 5: Business Offering Insurance, Travel, Notary, and Payroll Services in Addition to Tax Preparation and RALs


PAYROLL &

Source: GAO.

See figure 6 for a photograph of an immigration services business with a sign encouraging customers to file taxes and "Get Money Fast" with a RAL.

Figure 6: Immigration Services Business Encouraging Customers to "Get Money Fast" with a RAL


PREPARACION DE TAXES FEDERAL & STATE
TRAMITAMOS SU ITIN
TAX LINE & SERVICE TAXES
GET MONEY FAST
GET MONEY FAST!

Source: GAO.

Note: Name of tax preparer obscured in this photo.

We found that tax preparers were generally willing to provide information about RALs during the tax preparation process. All 5 preparers that completed federal and state tax returns for our fictitious taxpayers gave an estimate of the fees and finance charges associated with a RAL based on our refund amounts. Four of the preparers calculated the refund amount available after deducting fees and 4 others warned us that RALs are subject to bank approval. Three preparers explained the average time required to receive a direct deposit refund from IRS compared to the time to receive a RAL and 3 others ensured that we understood that a RAL is a loan, not a quick refund. However, only 2 of the tax preparers we visited had RAL fees or APRs posted prominently in their offices and none were willing or able to give us written materials on fees or APRs unless we applied for a RAL.[12] During our visits, we did not experience any pressure to apply for a RAL. Of the 40 tax preparers we called or visited, 6 discouraged us from applying for RALs because of the high interest rates or the short time it actually takes to receive a refund directly from IRS.

Tax preparers offering refund anticipation loans must abide by the requirements of the Truth in Lending Act and the IRS *Handbook for Authorized IRS e-file Providers of Individual Income Tax Returns*. Under the Truth in Lending Act, if a tax preparer chooses to advertise the APR for a RAL, it must be calculated with a finance charge that includes all fees exceeding the fees charged for the same tax preparation service without a RAL.[13] During our limited investigation, we collected information from advertisements posted in the tax preparation offices we visited. Some of these advertisements gave sufficient information on APRs, finance charges, and other fees to determine how the preparer had

---

[12] One tax preparer has a table of RAL fees and APRs posted on its Web site, but did not offer us written materials in the tax preparation office.

[13] This requirement is included in the official staff interpretation of the regulations; compliance with these interpretations affords a creditor relief from certain civil liabilities. 12 C.F.R. 226 supplement I.

arrived at its advertised APR, while others gave only limited information. The examples discussed below are based on two preparers whose calculations we were able to replicate. Tax preparers offering RALs are also required to provide a written disclosure, but because we did not complete the RAL application process, we did not receive written disclosures and were not able to evaluate the legal sufficiency of these statements under the Truth in Lending Act.

We found that tax preparers did not use a consistent method to calculate the APRs presented in advertisements, and at least one preparer did not calculate its advertised APR according to Truth in Lending Act requirements. One preparer included all fees in its advertised APR, while another did not include an account fee, which substantially understates the actual APR for the RAL. The inclusion of these fees, known as account fees, standard fees, or handling fees, and which are charged to open a bank account into which IRS will eventually deposit the taxpayer's refund, is required by the Truth in Lending Act because consumers are required to pay the fee in connection with obtaining RALs and do not have the option of using existing accounts to obtain their tax refunds. Such fees can significantly affect the APR. For example, the APR on a $1,000 RAL at one tax preparer was represented in advertisements as 36 percent. However, when a $30 account fee is included in the APR calculation in accordance with the act, the APR is actually 135 percent.[14] The preparer included this fee in an advertisement showing the various fees and finance charges associated with a RAL, but noted in small print that the account fee is not actually included in the calculated APR shown in the advertisement. The advertisement's small print also notes that all published APRs are estimates. Since we did not actually file our tax returns, we did not obtain Truth in Lending written disclosures to verify whether the APRs in the required disclosures included all fees, in contrast to the APRs presented in the preparers' advertisements. Table 2 shows sample APRs from two of the preparers we visited that use different methods to calculate their advertised APRs.

Table 2: Example of How Omission of Fees Affects APR Calculations

	Preparer 1		Preparer 2	
	Advertised	GAO calculated	Advertised	GAO calculated
Amount of refund	$1,000	$1,000	$1,250	$1,250
Finance charge	$10.73	$10.73	$80	$80
Account fee	Not included in calculation	$30	None	None
Total fees used to find APR	$10.73	$40.68	$80	$80
APR	**35.6%**	**135.0%**	**212.4%**	**212.4%**

Sources: Tax preparers and GAO analysis.

Note: According to GAO analysis, these preparers calculate the APR using a loan period of 11 days, and therefore we also used an 11-day loan period for our calculations.

We are sending a copy of this report to the Commissioner of IRS. In addition, this report will be available at no charge on our Web site at http://www.gao.gov. If you or your staff have any questions about this report, please contact me at (202) 512-6722 or kutzg@gao.gov. Contact points for our Offices of Public Affairs and Congressional Relations may be found on the last page of this report. GAO staff who made major

[14]This APR calculation includes all fees that apply only to RAL customers, such as finance charges on the RAL and any account fees. It does not include the tax preparation fees, which apply to all customers regardless of whether they obtain RALs.

contributions to this report include Matthew Harris, Assistant Director; Ken Hill; Jeffrey McDermott; Andrew McIntosh; Sandra Moore; and Philip Reiff.

Sincerely yours,



Gregory D. Kutz, Managing Director
Forensic Audits and Special Investigations

(192283)

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **December 18, 2009**

PACIFIC CAPITAL BANCORP
(Exact name of registrant as specified in its charter)

California	**0-11113**	**95-3673456**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

1021 Anacapa Street **Santa Barbara, California**	**93101**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(805) 564-6405**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events.

On December 18, 2009, Pacific Capital Bank, N.A. (the "Bank"), a wholly-owned subsidiary of Pacific Capital Bancorp, received a directive from the Office of the Comptroller of the Currency (the "OCC") that the Bank may not originate, purchase or hold Refund Anticipation Loan ("RAL") loans, and that the Bank should take whatever steps are necessary to accomplish this result under the Bank's respective contracts with third party vendors. A copy of the press release issued December 24, 2009, disclosing the directive, is attached as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
99.1	Press Release dated December 24, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PACIFIC CAPITAL BANCORP
(Registrant)

December 24, 2009

By: /s/ FREDERICK W. CLOUGH
Frederick W. Clough
Executive Vice President and
General Counsel

INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Press Release dated December 24, 2009.

EX-99.1 2 a6127026ex99_1.htm EXHIBIT 99.1

Exhibit 99.1

Pacific Capital Bancorp Announces Planned Sale of Refund Anticipation Loan and Refund Transfer Businesses

SANTA BARBARA, Calif--(BUSINESS WIRE)--December 24, 2009--Pacific Capital Bancorp (Nasdaq: PCBC), a community bank holding company, today announced that it plans to sell its E-Filing Financial Services Division (the "Tax Division") that offers Refund Anticipation Loan ("RAL") and Refund Transfer ("RT") tax products as part of the Company's ongoing efforts to strengthen its capital ratios. The Company has signed a non-binding letter of intent with a private equity firm to sell the Tax Division. Pacific Capital Bancorp received notification from the Office of the Comptroller of the Currency ("OCC") on December 18, 2009, that it would not receive regulatory approval to originate any RALs during 2010.

"Following the review of our capital plan with the OCC, we have determined that the best course of action is for the Company to pursue a sale of the Tax Division," said George Leis, President and CEO of Pacific Capital Bancorp. "The sale of the business will help return Pacific Capital Bancorp to its roots of being a pure community bank serving the Central Coast of California, while also providing an infusion of capital that will further strengthen the financial position of the Company. We intend to enter into a definitive agreement with this private equity firm for the sale of the business prior to the start of the 2010 tax season in January."

The intended purchaser of the Tax Division is working with a number of institutions to replace Pacific Capital Bank, N.A., as the originating bank for these products, and has indicated that the entire management team of the Tax Division, led by Rich Turner, will continue to manage the operations after the sale.

About Pacific Capital Bancorp

Pacific Capital Bancorp is the parent company of Pacific Capital Bank, N.A., a nationally chartered bank that operates 46 branches under the local brand names of Santa Barbara Bank & Trust, First National Bank of Central California, South Valley National Bank, San Benito Bank and First Bank of San Luis Obispo.

Forward Looking Statements

Certain matters contained in this press release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including forward-looking statements relating to the planned sale of the RAL and RT businesses and the anticipated impact of a capital infusion on the financial position of the Company. Such forward-looking statements are typically preceded by, followed by or include words or phrases such as "believes," "expects," "anticipates," "plans," "trend," "objective," "continue," "remain" or similar expressions or future or conditional verbs such as "will," "would," "should," "could," "might," "can," "may" or similar expressions. These forward-looking statements involve certain risks and uncertainties, many of which are beyond the Company's control. Forward-looking statements speak only as of the date they are made, and the Company does not undertake to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made. Comparisons of results or balances between historical periods or dates do not mean or imply that the same or similar trends will continue or be evident in any future period. For more information about factors that could cause actual results to differ from the Company's expectations, refer to the Company's Annual Report on Form 10-K for the year ended December 31, 2008 and the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, including the discussion under "Risk Factors," as filed with the Securities and Exchange Commission and available on the SEC's website at www.sec.gov.

CONTACT:
Pacific Capital Bancorp
Debbie Whiteley, Executive Vice President, Investor Relations
(805) 884-6680
Debbie.Whiteley@pcbancorp.com
or
Financial Profiles
Tony Rossi
(310) 277-4711 ext. 119
trossi@finprofiles.com

Money Matters

Tips On Securing A Safe And Timely Tax Refund

(NAPS)—There's good news for people expecting a tax refund this year. Getting your refund safely and quickly doesn't have to involve costly refund anticipation loans. Direct deposit lets you get all of your refund within days, straight from the Internal Revenue Service at no extra cost.

Expensive Options

Some tax preparation firms promise quick access to cash before or when the tax refund is processed. But the deal may be more expensive than you expect. Be cautious about the following financial products:

• Refund anticipation loans. Tax preparers working with financial institutions offer short-term loans for the anticipated tax refund, which must be paid back when the refund comes. The interest rate and fees charged while waiting for the tax refund can be costly, and if the refund is less than expected, you will have to repay the full amount of the loan—often at high interest rates. Failure to repay could harm your credit rating.

• Stored value or debit cards. Your tax refund—or a loan in anticipation of your refund—can be transferred to a card you can use for purchases or cash withdrawals. The cards help customers who lack access to bank accounts, but the cards can come with fees when issued or when used.

• Refund anticipation checks. Here, a tax preparer creates a temporary bank account so that the IRS can deposit the refund directly into the account. Once deposited, the tax preparer issues you a check and then closes the account. While generally less expensive than refund anticipation loans, fees are charged for this service, and you may have to pay additional fees to cash the checks.



Experts say that unlike tax refund checks, which can be lost or stolen, a direct deposit refund is a secure and convenient transaction.

A Fast, Secure Alternative

Unlike refund checks that can be lost or stolen, direct deposit is a secure and convenient transaction, say experts at the Office of the Comptroller of the Currency. Any taxpayer with a savings or checking account can use direct deposit. To sign up, enter your bank routing information and account number at the end of IRS Form 1040 and state tax forms. For more about direct deposit, visit the IRS Web site at www.irs.gov.

Shop Around for the Best Deal

To avoid problems, experts suggest that you compare the deals offered by tax preparers and ask about costs and risks. Get the information in writing, before paying a nonrefundable fee or committing to a transaction. To learn more, visit www.HelpWithMyBank.gov.

Did You Know?

Experts say that unlike tax refund checks, which can be lost or stolen, direct deposit is a secure and convenient transaction. Plus, there are no hidden fees. To learn more, visit www.HelpWithMyBank.gov.

There's good news for those expecting a tax return this year. /// Tips On Securing A Safe And Timely Tax Refund

RADIO ROUNDUP
a collection of features, oddities,
and helpful tips



NORTH AMERICAN
PRECIS SYNDICATE, INC.
350 Fifth Avenue, 65th Fl.
New York, N.Y. 10118-0110

86 WORDS, 30 SECONDS

REFUND ANTICIPATION LOANS

DON'T BE FOOLED BY PROMISES OF FAST CASH DURING TAX SEASON, SAY EXPERTS AT THE OFFICE OF THE COMPTROLLER OF THE CURRENCY. OFFERS FOR SHORT-TERM LOANS FOR YOUR ANTICIPATED REFUND CAN CARRY EXPENSIVE FEES. IF YOUR REFUND IS LESS THAN EXPECTED, YOU'LL STILL HAVE TO REPAY THE FULL AMOUNT—OFTEN AT HIGH INTEREST RATES. CONSIDER DIRECT DEPOSIT AS ANOTHER WAY TO GET YOUR TAX REFUND SAFELY, AND WITHOUT ANY ADDITIONAL COSTS. FOR ANSWERS TO COMMON BANKING QUESTIONS, VISIT HELP-WITH-MY-BANK--DOT--GOV.

FEDERAL DEPOSIT INSURANCE CORPORATION

WASHINGTON, D.C.

In the Matter of REPUBLIC BANK & TRUST COMPANY LOUISVILLE, KENTUCKY, (Insured State Nonmember Bank)	ORDER TO CEASE AND DESIST FDIC-08-308b

Republic Bank & Trust Company, Louisville, Kentucky ("Bank"), having been advised of its right to a NOTICE OF CHARGES AND OF HEARING detailing the unsafe or unsound banking practices and violations of law or regulation alleged to have been committed by the Bank, and of its right to a hearing on the charges under section 8(b) of the Federal Deposit Insurance Act ("Act"), 12 U.S.C. § 1818(b), and having waived those rights, entered into a STIPULATION AND CONSENT TO THE ISSUANCE OF AN ORDER TO CEASE AND DESIST ("CONSENT AGREEMENT") with counsel for the Federal Deposit Insurance Corporation ("FDIC"), dated February 20, 2009, whereby, solely for the purpose of this proceeding and without admitting or denying the charges of unsafe or unsound banking practices and violations of law or regulation, the Bank consented to the issuance of an ORDER TO CEASE AND DESIST ("ORDER") by the FDIC.

The FDIC considered the matter and determined that it had reason to believe that the Bank had engaged in unsafe or unsound banking practices and had violated laws or regulations. The

FDIC, therefore, accepted the CONSENT AGREEMENT and issued the following:

ORDER TO CEASE AND DESIST

IT IS HEREBY ORDERED, that the Bank, its institution-affiliated parties, as that term is defined in section 3(u) of the Act, 12 U.S.C. § 1813(u), successors, and assigns, cease and desist from the following unsafe or unsound banking practices and violations of law or regulations:

A. Operating with management whose policies and practices in the area of consumer compliance are detrimental to the Bank.

B. Operating with inadequate supervision over, and direction to, the active management of the Bank in the area of consumer compliance.

C. Operating with an ineffective compliance management system given the magnitude and complexity of the Bank's third party relationships.

D. Violating federal consumer protection laws and regulations as set forth in the FDIC's Compliance Report of Examination of the Bank as of May 27, 2008, ("Compliance Report").

E. Failing to establish an effective process to monitor compliance with federal consumer protection laws, regulations, and policies.

F. Operating with inadequate policies and procedures given

the magnitude and complexity of the Bank's third party relationships.

G. Operating with an inadequate consumer compliance audit program.

H. Failing to provide adequate training to Bank employees, and failing to insure third parties, and employees of third parties are adequately trained.

I. Failing to appropriately manage third party risk.

IT IS FURTHER ORDERED, that the Bank, its institution-affiliated parties, successors, and assigns, take affirmative action as follows:

1. The Bank shall have and retain qualified Management. For purposes of this ORDER, Management is defined as any "senior executive officer" as defined in section 32 of the Act ("section 32"), 12 U.S.C. § 1831(i), and section 303.101(b) of the FDIC Rules and Regulations, 12 C.F.R. § 303.101(b), and any Bank officer with management responsibilities involved in the Bank's Tax Refund Solutions ("TRS") program or Compliance Department.

(a) Each member of Management shall have qualifications and experience commensurate with his or her duties and responsibilities at the Bank. Each member of Management shall be provided appropriate authority from the Bank's board of directors to implement the provisions of this ORDER.

(b) The qualifications of Management shall be assessed

on its ability to:

(i) comply with the requirements of this ORDER;

(ii) operate the Bank in a safe and sound manner;

(iii) comply with applicable laws and regulations; and

(iv) develop, implement and administer a satisfactory Compliance Management System, as described in Financial Institution Letter 10-2007, "Compliance Examination Handbook, Heading II Compliance Examinations-Compliance Management System," ("CMS Guidance");

(v) appropriately assess, measure, monitor and control third party risks.

2. (a) From the effective date of this ORDER, the board of directors shall increase its participation in the affairs of the Bank, assuming full responsibility for the approval of sound policies and objectives and for the supervision of all of the Bank's consumer compliance activities including the Bank's TRS program, consistent with the role and expertise commonly expected for directors of banks of comparable size and risk profile.

(b) The Bank's board of directors shall allocate resources to the compliance area that are:

(i) Commensurate with the level of complexity of the Bank's operations to ensure the establishment and implementation of a Compliance Management System that complies with the CMS Guidance, including procedures ensuring the Bank's compliance with applicable federal consumer protection laws, regulations, and policies("Consumer Law")and the Bank's ability to appropriately assess, measure, monitor and control third party risk, and

(ii) Sufficient to ensure the Bank's timely compliance with the provisions of this ORDER.

(c) Within 60 days from the effective date of this ORDER, the Bank's board of directors shall have in place a procedure that will provide for monitoring of the Bank's compliance with this ORDER.

(i) The procedure shall include, but not be limited to, monthly meetings to be held by a Committee designated by the Bank's board of directors, consisting of members of the board who will be charged with oversight of the Bank's compliance with this Order, and which, at a minimum, the following areas shall be reviewed and approved: Compliance Program, (defined in the CMS Guidance) monitoring reports, audit reports, compliance program policies, management of third party risk, and compliance with this ORDER. The Committee shall report to the board at each board meeting held while this Order is in effect. The Committee and Board minutes shall document these reviews and approvals, including the names of any dissenting directors. Establishment of a Committee does not diminish the responsibility of the board of directors for ensuring compliance with the provisions of this ORDER.

(ii) All progress reports required by this Order, and other written responses to this ORDER shall be reviewed and signed by each member of the board, and such reviews shall be recorded in the minutes of the applicable meeting of the board of directors.

3. (a) Within 120 days from the effective date of this Order the board of directors shall ensure that Management establishes and implements a Compliance Management System that complies with the CMS Guidance. At a minimum the Compliance Management System should address the Bank's compliance with Consumer Law, and the assessment, measuring, monitoring, and controlling of third party risk.

(b) The Compliance Management System required by this paragraph shall be acceptable to the Regional Director of the FDIC's Chicago Regional Office, ("Regional Director")as determined at subsequent visitations or examinations.

4. (a) Within 90 days from the effective date of this ORDER, the Bank shall develop changes to the Bank's training program, related to Consumer Law for all Bank personnel, including senior management and the board of directors, commensurate with their individual job functions and duties, and submit the program to the Regional Director for review and comment.

(b)Within 30 days from the receipt of any such comments from the Regional Director and after adoption of any recommended changes, the Bank shall approve the program, which approval shall be recorded in the minutes of the board of directors' meeting. Thereafter, the Bank shall implement the program.

(c) Within 90 days from the effective date of this Order the board of directors shall ensure that Management develops changes to the Bank's training program for all "Electronic Refund Originators" ("ERO's"), used by the Bank in its "Refund Anticipation Loan" ("RAL") business and the employees and contractors of the ERO's as described below. The revised training program shall be submitted to the Regional Director for review and comment.

At a minimum the program shall ensure that comprehensive training is provided to all ERO's, and ERO employees or contractors who offer to, or discuss potential tax refund services or RALs with the public, or who have access to customer information, in the Equal Credit Opportunity Act ("ECOA"),and Regulation B which implements the ECOA, the Truth In Lending Act ("TILA"), and Regulation Z which implements the TILA, the Truth In Savings Act ("TISA"), and Regulation DD which implements the TISA, the Electronic Fund Transfer Act ("EFT"), and Regulation E' which implements the EFT, and Part 332 of the FDIC's Rules and Regulations dealing with Privacy of Consumer Financial Information.

(d)Within 30 days from the receipt of any such

comments from the Regional Director and after adoption of any recommended changes, the Bank shall approve the program, which approval shall be recorded in the minutes of the board of directors' meeting. Thereafter, the Bank shall implement the revised program.

5. Within 90 days from the effective date of this ORDER, the board of directors shall ensure that Management revises the Bank's Compliance Policy, and submits the revised Compliance Policy to the Regional Director for review and comment. At a minimum, this Policy shall:

(a) Require the adoption of a comprehensive Compliance Program as set forth in the CMS Guidance, which will be reviewed and approved annually by the board; and

(b) Require the development of internal monitoring procedures to ensure that:

(i) The Bank's actual practices reflect the Compliance Policy;

(ii) All Consumer Law is being followed; and

(iii) The risk posed by the Bank's use of third parties in providing its RAL business is appropriately assessed, measured, monitored and controlled.

6. (a) Within 30 days from the effective date of this ORDER, the Bank shall submit to the Regional Director for review

and comment the engagement letter and scope of the external audit required by this paragraph.

(b) Within 90 days of receipt of any comments by the Regional Director, and after incorporating any changes to the scope of the audit or engagement letter required by the Regional Director the board of directors shall ensure that Management has an external audit conducted of its TRS program, including the RAL business, to ensure compliance with Consumer Law, and of the Bank's compliance with HMDA. The audit shall at a minimum:

(i) Define a comprehensive scope, which at a minimum shall address the deficiencies and compliance risks in the Bank's RAL business, and HMDA compliance as detailed in the Compliance Report;

(ii) Identify the number of transactions sampled by category or product type;

(iii) Identify deficiencies;

(iv) Provide descriptions of or suggestions for corrective actions and time frames for correction; and

(v) Establish follow-up procedures to verify that corrective actions were implemented and effective.

(b) Audit findings, deficiencies, and recommendations

must be documented in a written report and provided to the board of directors within 30 days after completion of the external audit.

(c) Within 30 days of receipt of the external auditors' written report the Board shall take action to address the audit findings, correct any deficiencies noted, and implement any recommendations or explain in a writing signed by all Board members why a particular recommendation has not been implemented.

(d) The contract or engagement letter with the external auditor, at a minimum, should include:

(i) A description of the work to be performed under the contract or engagement letter;

(ii) The responsibilities of the external auditor;

(iii) An identification of the professional standards covering the work to be performed;

(iv) Identification of the specific procedures to be used when carrying out the work to be performed;

(v) The time frame for completion of the work;

(vi) A provision for unrestricted examiner access to workpapers; and

(vii) A provision stating that the external auditor will present the findings of the audit directly to the Bank's board of directors.

(e) After receipt of the external audit the board of directors shall cause Management to have, on a semi-annual basis, subsequent external audits. The subsequent audits shall comply with all of the provisions of this paragraph.

7. (a) Within 60 days from the effective date of this Order the board of directors shall ensure that Management develops, and submits to the Regional Director for review and comment, a Plan for its RAL business ("RAL Plan") to appropriately assess, measure, monitor, and control third party risk, and ensure compliance with Consumer Law . The RAL Plan shall include at a minimum:

(i) A review of each aspect of the RAL business to assess and measure third party risk to the Bank, and provisions to update the review on an ongoing basis.

(ii) A comprehensive monitoring system for all ERO's which contains at a minimum provisions to insure each ERO has adequately implemented the Bank's RAL business including understanding the process of making a RAL loan, the application procedure, insuring the appropriate signatures are obtained from the RAL customers, and the ability to adequately comply with the appropriate Consumer Law.

(iii) Provisions for audits of a statistically significant number of active ERO's under contract with the Bank on a recurring basis, to assess their overall knowledge of: (a) the RAL business; (b) compliance with Consumer Law; and (c) to determine if their location meets the Bank's standards for physical security, data integrity, and customer privacy. In no event shall the number of ERO's audited, including onsite audits, mystery shopping, and internal audits, in any given tax season be less than 10% of the total number of active ERO's under contract for that season. An active ERO is an ERO who has at least one approved RAL by the last business day of January. In subsequent tax seasons, the Bank shall plan its audits to ERO's that are different from those previously visited for that type of audit.

(iv) Provisions to insure that the Bank has adequate measures in place to control its third party risk

(b) Within 30 days from the receipt of any such comments from the Regional Director and after adoption of any recommended changes, the Bank shall approve the RAL Plan, which approval shall be recorded in the minutes of the board of directors' meeting. Thereafter, the Bank shall implement the RAL Plan.

8. Within 90 days from the effective date of this Order the board of directors shall ensure that Management develops, adopts and implements changes to the Bank's internal audit program for the Bank's RAL business. The audit shall include a full scope review of the Bank's RAL business during and after the tax season.

9. Within 60 days of the effective date of this Order the Bank shall correct its HMDA Loan Application Registers for the years 2006 and 2007.

10. (a) Within 30 days of the date of this Order the Bank shall correct all violations of law or regulation contained in the Compliance Report.

(b) Within 30 days from the effective date of this ORDER, the Bank shall implement procedures to ensure future compliance with all Consumer Law.

11. Following the effective date of this ORDER, the Bank shall send to its shareholder, a copy of this ORDER:

(a) In conjunction with the Bank's next shareholder communication; or

(b) In conjunction with its notice or proxy statement preceding the Bank's next shareholder meeting.

(c) Any communication, notice, or statement accompanying the copy of the Order shall be sent to the FDIC Registration and Disclosure Section, 550 17th Street, N.W., Washington, D.C. 20429 for review at least 20 days prior to dissemination to shareholders.

(d) Any changes requested to be made by the FDIC shall be made prior to dissemination of the description, communication, notice, or statement.

12. Within 30 days from the end of the first calendar quarter following the effective date of this ORDER, and within 30 days after the end of each successive calendar quarter thereafter, the Bank shall furnish written progress reports to the Regional Director detailing the form and manner of any action taken to secure compliance with this ORDER and the results thereof.

The effective date of this ORDER shall be ten calendar days

after the date of its issuance by the FDIC.

The provisions of this ORDER shall be binding upon the Bank, its institution-affiliated parties, successors, and assigns.

The provisions of this ORDER shall remain effective and enforceable except to the extent that, and until such time as, any provision of this ORDER shall have been modified, terminated, suspended, or set aside by the FDIC.

Pursuant to delegated authority.

Dated this 27th day of February, 2009.

M. Anthony Lowe
Regional Director
Division of Supervision and
Consumer Protection

8-K 1 v170356_8k.htm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 31, 2009

REPUBLIC BANCORP, INC.
(Exact name of registrant as specified in its charter)

Kentucky	0-24649	61-0862051
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

601 West Market Street, Louisville, Kentucky	40202
(Address of principal executive offices)	(Zip code)

Registrant's telephone number, including area code: (502) 584-3600

Not Applicable
(Former Name or Former Address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

o Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
o Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
o Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
o Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 8.01. OTHER EVENTS.

In February of 2010, Republic Bank & Trust Company (the "Bank"), a subsidiary of Republic Bancorp, Inc., expects to meet with the Federal Deposit Insurance Corporation (the "FDIC"), at their request, to review the future viability of the Bank's Refund Anticipation Loan program beyond the upcoming tax season.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Republic Bancorp, Inc.
(Registrant)

Date: December 31, 2009

By: /s/ Kevin Sipes
Kevin Sipes
Executive Vice President, Chief Financial Officer & Chief Accounting Officer

FDIC Consumer News

Important Update: Changes in FDIC Deposit Insurance Coverage

The FDIC deposit insurance rules have undergone a series of changes starting in the Fall of 2008. As a result, certain previously published information related to FDIC insurance coverage may not reflect the current rules. For details about the recent changes, visit Changes in FDIC Deposit Insurance Coverage. For more information about FDIC insurance, go to www.fdic.gov/deposit/deposits/index.html or call toll-free 1-877-ASK-FDIC (1-877-275-3342). For the hearing-impaired, the number is 1-800-925-4618.

Winter 2004/2005

Expecting a Tax Refund? Beware of Costly Loans and Other Pitfalls

Are you expecting a tax refund because you overpaid your 2004 taxes? Do you typically get a refund check? If so, you're not alone. The IRS says that 77 percent of all taxpayers received a refund on their 2003 federal income tax returns. Those refunds averaged more than $2,100. And while a big tax refund may seem like a windfall, there are some potential pitfalls, too. ***FDIC Consumer News*** doesn't give tax advice, but we can suggest money-saving options to consider or discuss with your tax advisor:

If you need cash and you can't wait for your tax refund, carefully consider your options and costs: Perhaps you've heard or read about "refund anticipation loans" (RALs) arranged by tax preparers for people who file their returns electronically. These loans enable you to get cash in just a day or two and pay the money back with your tax refund. RALs may offer quick and convenient access to cash and the fees may seem small, but be careful. The costs translate to very high interest rates compared with other loans.

For the typical RAL, you can expect to pay lender fees of about $35 to $100 (depending on the size of the loan). These fees can translate to Annual Percentage Rates (APRs) of about *60 to 650 percent or more*, far above what you'd probably be willing to pay for other loans. (Note: The federal Truth in Lending Act and the Federal Reserve Board's Regulation Z require lenders to disclose information about loan costs if certain criteria are met. Some states and cities also have adopted regulations requiring loan cost disclosures.)

"A refund anticipation loan is a high-cost loan that people can avoid if they're willing to wait a few weeks for their refund," said Vanessa Hester, the FDIC's Chief of Accounting and Tax Policy. She noted that the IRS says taxpayers will receive their refunds within three weeks if the return is filed electronically (two weeks if directly deposited into a bank account) and is complete and accurate. "Unless you need the funds for an emergency or another compelling reason, it almost never makes sense to take one of these loans."

Steve Johnston, an FDIC Senior Accountant, added, "You've already lent Uncle Sam your money interest-free, so why also pay a big fee to get your own money back a little sooner?"

If you really need to borrow money before your refund arrives, consider lower-cost options, such as tapping a home equity line of credit or using your credit card for necessary purchases. "A good principle to follow, in all situations, is to borrow money only when necessary and to shop carefully so that you can borrow in the most economical way," said Donna Gambrell, Deputy Director of the FDIC's Division of Supervision and Consumer Protection.

Some experts also suggest freeing up additional cash by paying less (or nothing) for your tax preparation. One IRS program that the FDIC is helping to promote is the Volunteer Income Tax Assistance (VITA) service, which provides free help to low- and moderate-income citizens in preparing their income tax returns and obtaining the tax deductions and credits to which they are entitled. Some VITA locations also offer free electronic filing, which can mean faster access to refunds, too. Another IRS program is Free File, which enables anyone to prepare and file their federal taxes for free through the IRS Web site. "Free tax preparation enables more consumers to save money and avoid a high-cost loan," said Cathy Davis, an FDIC Community Affairs Specialist and a VITA tax-preparation volunteer. For more information about these and other services, go to www.irs.gov.

Have your tax refund deposited electronically into your bank account: Direct deposit is the fastest way to get your tax refund, especially if you file your return electronically. Direct deposit also is the safest way to obtain a refund because paper checks can be lost, misplaced or stolen.

Make the best use of your refund: Sure, you can treat yourself to a new car or spend the money on that wide-screen plasma TV. But consider some more "sensible" alternatives: Pay down or pay off your loans and other bills, starting with the ones that charge the highest interest rates on unpaid balances. Start or add to an existing savings account. Fund a retirement account or college savings plan. Or, use the money to protect the value of your home by making repairs or improvements.

Consider ways to reduce or eliminate a tax refund in the future: You wouldn't intentionally overpay your electric bill each month just because you knew you'd eventually get the extra payments back at the end of the year. So why pay your taxes that way? A tax refund of $2,000 breaks down to about $167 per month that you lent the U.S. government interest-free each month.

Review your current year's tax situation to be fairly sure you won't have a significantly higher tax bill than in the past. If a change is appropriate, fill out a new W-4 form from your employer increasing the number of your "personal allowances." This adjustment will reduce the tax money withheld each pay period and increase your take-home pay. On the other hand, if you owed a lot of money on last year's taxes, consider decreasing your take-home pay.

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Last Updated 02/14/2005 communications@fdic.gov

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NATIONAL ARCHIVES AND RECORDS ADMINISTRATION
1985

Federal Register

Friday,
August 31, 2007

Part VI

Department of Defense

32 CFR Part 232

Limitations on Terms of Consumer Credit Extended to Service Members and Dependents; Final Rule

DEPARTMENT OF DEFENSE

Office of the Secretary

32 CFR Part 232

[DOD–2006–OS–0216]

RIN 0790–AI20

Limitations on Terms of Consumer Credit Extended to Service Members and Dependents

AGENCY: Department of Defense (DoD).

ACTION: Final rule.

SUMMARY: The Department of Defense (the Department or DoD) is amending 32 CFR by adding new regulations to implement the consumer protections provisions of Public Law 109–364, the John Warner National Defense Authorization Act for Fiscal Year 2007, section 670, "Limitations on Terms of Consumer Credit Extended to Service Members and Dependents" (October 17, 2006). Section 670 requires the Secretary of Defense to prescribe regulations to carry out the new section. The final rule regulates the terms of certain credit extensions to active duty service members and their dependents.

EFFECTIVE DATE: October 1, 2007.

FOR FURTHER INFORMATION CONTACT: Mr. George Schaefer, (703) 588–0876.

SUPPLEMENTARY INFORMATION:

I. Background

Today's joint force combat operations require highly trained, experienced and motivated troops. We are fortunate that today's All Volunteer Force is comprised of individuals who fit the stringent requirements needed for success on the battlefield. The military has seen many changes since it became an All Volunteer Force in 1973. The technological advances over the ensuing 34 years have made remarkable transformations to the capabilities of the Armed Forces.

These advances would not have been as easily attained if it were not for the All Volunteer Force. The members of this force have higher levels of aptitude, stay in the military longer, and as a consequence, perform better than their conscript predecessors. During the Vietnam era draft, 90 percent of conscripts quit after their initial two-year hitch, whereas retention of volunteers is five-times better today—about half remain after their initial (four-year) military service obligation. Said another way, two thirds of the military was serving in its first two years of service prior to 1973, where as today, the number is about one-fourth.

Today's Service members are still younger than the population as a whole, with 46 percent 25 years old or less. Thirty-eight percent of Service members 25 years old or less are married and 21 percent of them have children. This is compared with approximately 13 percent of their contemporaries in the U.S. population 18 through 24 who are married (2000 Census). The majority of recruits come to the military from high school, with little financial literacy education.

The initial indoctrination provided to Service members is critical, providing basic requirements for their professional and personal responsibilities and their successful adjustment to military life. Part of this training is in personal finance, which is an integral part of their personal, and often, professional success. The Department of Defense (the Department) continues to provide them messages to save, invest, and manage their money wisely throughout their career.

Service members and their families are experiencing the sixth year of the Global War on Terror. The Department views the support provided to military families as essential to sustaining force readiness and military capability. From this perspective, it is not sufficient for the Department to train Service members on how best to use their financial resources. Financial protections are an important part of fulfilling the Department's compact with Service members and their families.

Social Compact

The Department believes that assisting Service members with their family needs is essential to maintaining a stable, motivated All Volunteer Force. As part of the President's February 2001 call to improve the quality of life for Service members and their families, the Department developed a social compact reflecting the Department's commitment to caring for their needs as a result of their commitment to serving the Nation. The social compact involved a bottom-up review of the quality-of-life support provided by the Department, which articulated the linkage between quality-of-life programs as a human capital management tool and the strategic goal of the Department—military readiness.

The social compact is manifested in the programs the Department provides to support the quality of life of Service members and their families. This social compact includes personal finances as an integral part of their quality of life. The Department equates financial readiness with mission readiness. When asked in 2005 on a blind survey to rate the stressors in their lives, Service members (as a group) rated finances as a more significant stressor than deployments, health concerns, life events, and personal relationships. They only rated work and career concerns as a higher stressor in their lives. As part of the social compact for financial readiness, the Department established a strategic plan to:

- Reduce the stressors related to financial problems. The stress associated with out-of-control debt impacts the performance of Service members and has a major negative impact on family quality of life.
- Increase savings. Establishing personal and family goals, helps motivate Service members to control their finances and live within their means.
- Decrease dependence on unsecured debt. This reduces the stressors and vulnerabilities associated with living from paycheck to paycheck.
- Decrease the prevalence of predatory practices. This provides protection from financial practices that seek to deceive Service members or take advantage of them at a time of vulnerability.

The Department has taken action to obtain these outcomes by providing financial awareness, education, and counseling programs; by advocating the marketplace deliver beneficial products and services; and by advocating for the protection for Service members and their families from harmful products and practices.

Financial Education

The Military Services are expected to provide instruction and information to fulfill the needs of Service members and their families. To this end, the Department established a policy in November 2004: DoD Instruction 1342.27, *Personal Financial Management Programs for Service Members*.

As outlined in the Government Accountability Office (GAO) Report 05–348, the Military Services have their own programs for training first-term Service members on the basics of personal finance. These programs vary in terms of venue and duration; however, all Military Service programs must cover the same core topics to the level of competency necessary for first-term Service members to apply basic financial principles to everyday life situations.

The Department has tracked the ability of Service members to pay their bills on time as a reflection of their competency and ability to apply basic financial principles. Since 2002, self-reported assessments through survey data have shown Service members are doing a better job keeping up with their monthly payments.

To assist the Military Services in delivering financial messages, the Department established the Financial Readiness Campaign in May 2003, which has gathered the support of 26 nonprofit organizations and Federal agencies. In the past three years, Service members have benefited from the materials and assistance from over 20 active partnerships. These partnerships are on-going and have been developed to allow the Military Services to choose which partner programs can best supplement the education, awareness, and counseling services they provide. The materials and services supplement but do not take the place of the programs offered by the Military Services.

Aspects of predatory lending practices are covered as topics in initial financial education training and in refresher courses offered at the military installations and aboard ships. The Military Services annually provide over 10,000 classes and train approximately 24 percent of the force, as well as nearly 20,000 family members. These classes are primarily conducted on military installations located in the United States.

In addition to these classes, Financial Readiness Campaign partner organizations conduct over a thousand classes informing over 60,000 Service members and family members per year. These classes are primarily provided by the staff of banks and credit unions located on military installations (military banks and defense credit unions). These institutions provide these classes as part of their responsibilities outlined in the DoD Financial Management Regulation. Other organizations involved include local Credit Counseling Agencies, State financial regulatory agencies, the InCharge Institute, and the NASD Foundation.

The Military Service financial educators, along with partner organizations, also distributed over 200,000 brochures and pamphlets, with the Military Services and the Federal Trade Commission primarily providing these products. In addition, *Military Money Magazine* has run several articles, to include two cover articles on predatory lending. The magazine is free and is distributed through military commissaries, family support centers and other service agencies on the installation, as well as to residents on installation and to addresses off the installation upon request. The distribution is approximately 250,000 per quarter.

Lending Practices Considered Predatory

As identified in GAO Report 05–349, *DOD's Tools for Curbing the Use and Effects of Predatory Lending Not Fully Utilized*, April 2005, the review of practices that are considered predatory has not benefited from a consistent definition that has been universally applied. However, sources studying the issue of predatory lending have focused on similar characteristics. GAO Report 04–280, *Federal and State Agencies Face Challenges in Combating Predatory Lending*, January 2004, said the following:

While there is no uniformly accepted definition of predatory lending, a number of practices are widely acknowledged to be predatory. These include, among other things, charging excessive fees and interest rates, lending without regard to borrowers' ability to repay, refinancing borrowers' loans repeatedly over a short period of time without any economic gain for the borrower, and committing outright fraud or deception.

This definition has been reiterated in the FDIC Office of the Inspector General Audit Report 06–0111, June 2006, which stated:

Characteristics associated with predatory lending include, but are not limited to, (1) Abusive collection actions, (2) balloon payments with unrealistic repayment terms, (3) equity-stripping associated with repeat financing and excessive fees, and (4) excessive interest rates that may involve steering a borrower to a higher-cost loan.

These same characteristics were also identified in the DoD Report to Congress on *Predatory Lending Practices Directed at Members of the Armed Forces and Their Dependents*, August 9, 2006:

Predatory lending in the small loan market is generally considered to include one or more of the following characteristics: High interest rates and fees; little or no responsible underwriting; loan flipping or repeat renewals that ensure profit without significantly paying down principal; loan packing with high cost ancillary products whose cost is not included in computing interest rates; a loan structure or terms that transform these loans into the equivalent of highly secured transactions; fraud or deception; waiver of meaningful legal redress; or operation outside of state usury or small loan protection laws or regulations. The effect of the practices include whether the loan terms or practices listed above strip earnings or savings from the borrower; place the borrower's key assets at undue risk; do not help the borrower resolve their financial shortfall; trap the borrower in a cycle of debt; and leave the borrower in worse financial shape than when they initially contacted the lender.

While the Report to Congress provides a more expansive definition, there are several commonalities among the definitions listed above:

- Lending without regard of the borrowers ability to repay;
- Excessive fees and excessive interest rates;
- Balloon payments with unrealistic repayment terms;
- Wealth stripping associated with repeat rollovers/financing; and
- Fraud and deception.

The Department started collecting information on high cost lending in 2004 as part of the Defense Manpower and Data Center annual surveys of active duty Service members. The survey requested input on payday loans, rent-to-own, refund anticipation loans and vehicle title loans. GAO Report 05–359 focused on these four practices and obtained feedback from command leaders, Personal Financial Management (PFM) program managers, command financial counselors, legal assistance attorneys, senior noncommissioned officers (pay grades E8 to E9), chaplains, and staff from the military relief/aid societies. Data from these and others indicate that providers of such loans may be targeting Service members.

The Report to Congress reviewed five products (payday loans, vehicle-title loans, rent-to-own, refund anticipation loans, and military installment loans) identified by installation-level financial counselors (employed as PFM program managers and employed by the Military Aid Societies) and legal assistance attorneys who regularly counsel service members on indebtedness issues. When compared against the common characteristics listed above, the five products reviewed in the Report to Congress measure up somewhat differently:

Lending product	Without regard for borrowers' ability to repay	Excessive fees and interest	Unrealistic payment schedule	Repeated rollover/refinancing
Payday loan	X	X	X	X
Vehicle title loan	X	X	X	X

Lending product	Without regard for borrowers' ability to repay	Excessive fees and interest	Unrealistic payment schedule	Repeated rollover/refinancing
Military installment loan		X		
Refund anticipation loan		X		
Rent-to-own	X	X		

A major concern of the Department has been the debt trap some forms of credit can present for Service members and their families. The combination of little-to-no regard for the borrower's ability to repay the loan, unrealistic payment schedule, high fees, and interest and the opportunity to roll over the loan instead of repaying it, can create a cycle of debt for financially overburdened Service members and their families.

Consumer groups, news media, and academics have chronicled concerns about payday loans and the propensity for this lending practice to create a cycle of debt. For example, M. Flannery and K. Smolyk state the following in their June 2005 FDIC Financial Research Working Paper No. 2005–09:

> Although as economists we find it hard to define what level of use is excessive, there seems little doubt that the payday advance as presently structured is unlikely to help people regain control of their finances if they start with serious problems.

Likewise, vehicle title loans are similarly structured, with potentially similar results. According to a November 2005 report by the Consumer Federation of America, vehicle title loans are generally made for 30 days with high interest/fee structures (average of 295 Annual Percentage Rate (APR)). Limits on title loans vary by State concerning interest rates, duration, rollover allowances, and rules on repossessing the vehicle. Only four states cap interest rates at less than 100% APR. In many states these loans can be rolled over by the borrower several times if the borrower is unable to pay the principal and interest when due. If not paid or rolled over, many states allow the creditor to repossess the vehicle and in some states the borrower is not entitled to any portion of the proceeds of the vehicle sale. Loan amounts average 55 percent of the value of the vehicle.

Rent-to-own, refund anticipation loans, and some military installment loans present products with high fees and interest. Rent-to-own, which is not covered as credit under the Truth-in-Lending Act (TILA), can represent an expensive alternative to credit when used as a means of purchasing an item. Military installment loans (an installment loan marketed primarily or exclusively to the military) can represent a high cost over the duration of the loan, particularly when other charges are added to the interest rate. Tax refund anticipation loans (RALs) also cost Service members and their families high fees when they can easily obtain rapid returns through electronic filing with the assistance of their installation legal assistance office.

According to the Consumer Federation of America (report dated February 5, 2007) the advantage of RALs is minimal when comparing the speed of the refund (between 7 and 14 days faster) against the cost of the service ($30—$125). Moreover, the APR for this credit can be triple digit. A study by Gregory Elliehausen of the Credit Research Center (CRC) (Monograph #37, April 2005) showed a disproportionate percentage of individuals under 35 years old use RALs. Sixty-one percent of RAL borrowers were below 35 years old, although individuals below 35 years old represent 28.6 percent of heads of households. This is significant since 79 percent of Service members are 35 years old or below.

The reason for using RALs vary. The CRC study showed that 41 percent of borrowers obtain RALs to pay bills, 21 percent due to unexpected expenditures, 15 percent to make purchases, 15 percent because of impatience, and 7 percent for other reasons. Less than one percent said they obtained a RAL to pay for tax preparation. Through the Armed Forces Tax Council, in collaboration with the IRS, Volunteer Income Tax Assistance sites are located on most active duty military installations to assist Service members and their families with preparation and electronic filing of their tax returns.

As with other forms of short-term, high cost credit, the Department would prefer Service members and their families to consider low cost alternatives to resolve their financial crisis by establishing a more solid footing for their personal finances. The CRC study found that users of RALs and payday loans both had similar levels of debt and patterns of credit use. Additionally, through education the Department attempts to persuade Service members that planning is an important part of managing finances, and a high cost 10-day loan does not reinforce this lesson.

The five products reviewed in the Report to Congress represent two kinds of financial problems for Service members and their families: Those products that contribute to a cycle-of-debt (payday and vehicle title loans) and those products that can cost the military consumer high fees and interest costs (rent-to-own, installment loans and refund anticipation loans). Cycle of debt represents a more significant concern to the Department than the high cost of credit.

The Department considered the five products in developing the regulation. Trade associations and financial institutions expressed their concern that the regulation needed to be very clear about when the provisions of the statute applied. During our consultation with the Federal regulatory agencies, they reiterated the need for "clear lines" around definitions of covered consumer credit and the impacted creditors.

The regulation has focused on credit products that have, in general practice, terms that can be detrimental to military borrowers. Rent-to-own services provide rental opportunities (not covered by the Department's rule making), as well as options for ownership which are not loans under TILA. As a consequence, rent-to-own products and services were not covered. Likewise, there are installment loans with favorable terms and some with terms that can increase the interest rate well beyond the limits prescribed by 10 U.S.C. 987. Isolating detrimental credit products without impeding the availability of favorable installment loans was of central concern in developing the regulation. Consequently, installment loans that do not fit the definition of "consumer credit" in Section 232.3(b), including the definition of "payday loans," "vehicle loans," or "tax refund anticipation loans" are not covered by the regulation. The Department's intent is to balance protections with access to credit. The protections posed in the statute assist Service members, when applied with precision to preclude unintended barriers.

Alternatives

The Department prefers that Service members and their families who experience financial duress seek help through Military Aid Societies, military banks and defense credit unions rather than credit products that would more likely mire them in a cycle of debt. These institutions have established programs and products designed to help Service members and their families resolve their financial crises, rebuild their credit ratings and establish savings.

The Military Aid Societies are strong advocates for limiting the cost associated with credit and for creditors to develop alternative products for Service members who cannot otherwise qualify for loans. Within their own resources they provided $87.3 million in no-cost loans and grants to Service members and their families in 2005. These funds were provided for emergencies and essentials, such as rent, food, and utilities.

Financial institutions located on military installations also understand the need to provide products and services that can help those who mishandle their finances and who may need remedial assistance. A review of on-base financial institutions surfaced 24 programs on 51 military installations in the U.S. providing alternative small loan products designed to help Service members and their families to recover from their financial problems. These financial institutions supplement the emergency funding made available by the nonprofit Military Aid Societies that provide grants and no-interest loans to needy Service members and families.

These financial institutions provide low denomination loans at reasonable APRs designed to assist their members who need to get out of high cost credit and into more traditional lending products. Financial counseling and education are often prerequisites for the short term loans and some institutions have attached a requirement to develop savings as part of the loan.

Many of these military banks and credit unions use their products and services to maintain a watchful eye over their members to ensure they do not abuse services designed to assist them, such as overdraft protection, which if used on a chronic basis, can become very expensive and propel someone already overextended into a deeper spiral of debt. Representatives of the Association of Military Banks of America had an opportunity to showcase their alternative small loan products at a FDIC Conference in December of 2006. FDIC hosted this conference to spotlight the need to develop more of these types of products for Service members and their families and several financial institutions described above that currently provide such favorable credit to Service members participated in the conference.

Subsequent to the conference, FDIC issued guidelines to FDIC-supervised banks to encourage them to offer affordable small-dollar loan products. These guidelines explore a number of aspects of developing alternative small loan products, including affordability and streamlined underwriting. They also discuss tools such as financial education and savings that may address long-term financial issues that concern borrowers.

At the same time, the FDIC approved a two-year pilot project to review affordable and responsible small-dollar loan programs in financial institutions. The project is designed to assist institutions by identifying information on replicable business models for affordable small-dollar loans. FDIC expects to identify best practices resulting from the pilot that will become a resource for institutions. The Department supports the FDIC's efforts with the guidelines and the pilot project as they both will help encourage banks to meet the demand for small-dollar loans at more reasonable costs for the borrower.

Efforts To Curb the Prevalence and Impact of Predatory Loans

The Department has found that it has a small window of opportunity to convince and inform Service families about products and services beneficial to their particular situations, a job complicated by many contrary messages and enticements. Nonetheless, the Department has attempted to use the processes and resources available within the Department to curb the prevalence of high cost short term lenders, particularly those that can contribute to a spiral of debt.

Predatory lenders have seldom been placed off-limits, primarily because the process associated with placing commercial entities off-limits, through the review and recommendations of the Armed Forces Disciplinary Control Board (AFDCB), is not well suited to this purpose. The AFDCB, covered by Joint Army Regulation 190–24, is designed to make businesses outside of military installations aware that their practices raise morale and discipline concerns and to offer these businesses an opportunity to modify their practices to preclude being placed off-limits. When the commercial entity refuses to comply, the AFDCB recommends that the regional command authority place the business off-limits for all Service members within the region (regardless of Service).

Normally concerns are raised when a business has violated State or Federal laws. Remediation involves the business curtailing these illegal practices. In the case of the loan products listed above, businesses usually offer their services within the legal limits. Since the AFDCB takes on businesses one at a time, bringing a lender under scrutiny has been difficult if the lender is complying with the same rules as its competitors. Additionally, the magnitude of mediating with the number of outlets surrounding military installations has exacerbated the process. Numerous payday lenders can be found in communities around military installations (Graves and Peterson, Ohio State Law Journal, Volume 66, Number 4, 2005).

Also without clear standards and prohibitions, commanders and AFDCBs cannot easily identify what remediation lenders offering payday, auto title, and refund anticipation loans should take. In states without relevant laws, Commanders and AFDCBs must not only establish rules, but they must also educate those affected and then monitor their compliance.

As stated above, the Department will continue to provide education, awareness, and counseling programs to influence skills and attitudes towards managing personal resources wisely. There still remains a gap between the opportunity to influence a young Service member or family member concerning the best way to manage their finances, and the level of experience and capability necessary to be successful. The Department has a limited opportunity to impress upon these young people the importance of managing their resources. It does not have sufficient control over the behavior of Service members and their families to preclude them from taking on financial risks that can detract from not only their quality of life, but also military mission accomplishment.

The Department will continue to send Service members messages that they and their families need to manage their resources wisely for their own benefit and to maintain personal readiness. The Department's call for responsibility competes with market messages from the sub-prime financial industry to get cash now for purchases, vacations, and paying bills. Their marketing stresses the ease and convenience of obtaining these loans, with a virtual guarantee of approval. These messages can be particularly alluring to Service members and families already overburdened with bills and debts. A 2006 survey accomplished by the Consumer Credit Research Foundation concluded that Service members choose payday loans primarily because they are convenient. Certainly, obtaining "fast cash" from a payday lender is far easier than coming to terms with delinquent debt or addressing inherent overspending that creates situations where sub-prime loans are needed.

Service members have inherently understood that limits on interest rates are appropriate, even if these limits would decrease the availability of credit. When asked in a 2006 survey conducted by the Consumer Credit Research Foundation if Service members strongly agree, somewhat agree or disagree with the statement: "The government should limit the interest rates that lenders can charge even if it means fewer people will be able to get credit," over 74 percent of the Service members surveyed agreed with the statement (over 40 percent strongly agreed). Similarly when asked their position on the statement "There is too much credit available today," 75 percent of Service members not using payday loans and 63 percent of Service members using payday loans agreed (51 percent of non-users strongly agreed).

"Limitations on Terms of Consumer Credit Extended to Service Members and Dependents," John Warner National Defense Authorization Act for Fiscal Year 2007, Section 670, Codified at 10 U.S.C. 987

10 U.S.C. 987 directs the Secretary of Defense to establish and implement regulations concerning consumer credit services for Service members. Implementing regulations must be completed and published prior to October 1, 2007, after consultation with the Department of Treasury, Office of the Comptroller of the Currency, Office of Thrift Supervision, Board of Governors of the Federal Reserve System, Federal Trade Commission, Federal Deposit Insurance Corporation, and the National Credit Union Administration. Specifically, section 987(h)(2) requires the Secretary of Defense to issue regulations establishing the following:

(A) Disclosures required of any creditor that extends consumer credit to a covered member or dependent of such a member.

(B) The method for calculating the applicable annual percentage rate of interest on such obligations, in accordance with the limit established under this section.

(C) A maximum allowable amount of all fees, and the types of fees, associated with any such extension of credit, to be expressed and disclosed to the borrower as a total amount and as a percentage of the principal amount of the obligation, at the time at which the transaction is entered into.

(D) Definitions of "creditor" under paragraph (5) and "consumer credit" under paragraph (6) of subsection (i), consistent with the provisions of this section.

(E) Such other criteria or limitations as the Secretary of Defense determines appropriate, consistent with the provisions of this section.

This broad latitude allows the Department to determine the scope and impact of the regulation, consistent with the provisions of the statute. These provisions have been established to protect Service members and their families from potentially abusive lending practices and products. The statute provides several limitations on credit transactions, and allows the Department to focus these limitations on areas of greatest concern.

As noted in the preamble to the proposed rule, the Department has learned of the potential for unintended consequences that could adversely affect credit availability if it were to adopt a broadly applicable regulation. Some comments received suggested that one way to limit the potential adverse and unintended consequences of the statute would be to adopt a regulation that provided for a general or conditional exception for credit products offered by insured depository institutions and their subsidiaries. While the proposed rule did not include any exceptions for insured depositories or their subsidiaries, the Department explicitly asked for comment on the issue.

Most respondents to the request for comments addressed the question of whether the final rule should exclude insured depository institutions from coverage generally or in limited circumstances. Almost all representatives of insured depository institutions strongly supported the Department exempting lenders that are subject to supervision by a Federal banking agency. They noted that these institutions have not been identified as engaging in predatory lending practices. Consumer representatives, on the other hand, as well as the FTC staff who provided comment on this issue, did not favor making distinctions in the "creditor" definition based on whether or not the lender was subject to supervision by Federal banking agencies.

Comments from lending institutions about the need for a general or limited exemption of Federally-insured depository institutions and their subsidiaries from this regulation were tempered in part by their support of the proposed definition of "consumer credit," which is limited to potentially abusive credit products identified by the Department in its report to Congress. Specifically, they noted that if the regulations were expanded to cover a wider range of financial products, the need for an exemption of insured depository institutions from this regulation would be increased to ensure that Service members and their dependents have access to affordable credit by responsible lenders.

The intent of the statute is clearly to restrict or limit credit practices that have a negative impact on Service members without impeding the availability of credit that is benign or beneficial to Service members and their families. The Department has determined that given the limited types of credit products covered by the rule, an exemption for depository institutions is not needed to ensure access to beneficial credit by Service members and their dependents. Accordingly, the final rule does not provide exemptions for insured depository institutions or their subsidiaries. As noted above, Federally-supervised financial institutions that commented appeared to be concerned about future iterations of the regulation and the potential for the regulation to impact their ability to provide beneficial credit to Service members and their families. If the Department considers it necessary to reconsider the products included as covered consumer credit, the issue of such exemptions would also be reconsidered.

II. Description of the Regulation, by Section

232.1 and 232.2, Authority, purpose and coverage, and Applicability: No comments were received on these provisions. The provisions in the proposed rule are being adopted without substantive change.

232.3, Definitions: In implementing the statute, the Department has defined the terms "creditor" and "consumer credit" judiciously, having heard from numerous groups through comments received in response to **Federal Register** notice DoD–2006–OS–0216, solicited and unsolicited comments, and through meetings requested of the Department that applying the provision broadly would create numerous unintended consequences. These unintended consequences would have a "chilling effect" on the availability of consumer credit for Service members and their dependents in circumstances that are not necessarily predatory.

In defining the term "creditor," the statute provides the following:

(5) CREDITOR.—The term "creditor" means a person—
(A) Who—
(i) Is engaged in the business of extending consumer credit; and
(ii) Meets such additional criteria as are specified for such purpose in regulations prescribed under this section; or
(B) Who is an assignee of a person described in subparagraph (A) with respect to any consumer credit extended.

Consistent with the statute, the final rule defines "creditor" as any person who extends consumer credit covered by part 232. For this purpose a "person" includes both natural persons as well as business entities, but would exclude governmental entities. Pursuant to the Department's authority to specify additional criteria, a person would be a creditor only if the person is also a "creditor" for purposes of the Truth in Lending Act (TILA). Section 987(c) of 10 U.S.C. provides that the disclosures required by that section be presented along with the disclosures required under TILA, and in accordance with the terms prescribed by the regulations implementing TILA. Thus, it does not appear that section 987 was intended to apply to persons or transactions that are not covered by TILA.

For clarity, the Department has implemented the provision covering assignees by including a specific reference to assignees in each section of the regulation that would apply to an assignee, in lieu of including assignees in the definition of "creditor." See sections 232.4, 232.8 and 232.9.

The definition of consumer credit provided in the statute is as follows:

(6) CONSUMER CREDIT.—The term "consumer credit" has the meaning provided for such term in regulations prescribed under this section, except that such term does not include (A) A residential mortgage, or (B) a loan procured in the course of purchasing a car or other personal property, when that loan is offered for the express purpose of financing the purchase and is secured by the car or personal property procured.

It is clearly the intent of the statute that the Department define which types of consumer credit transactions shall be covered by the law, provided that they do not include the two listed exemptions. This is because the statute authorizes the Department to specify additional criteria for an entity to be considered a creditor that is engaged in the business of extending consumer credit. The Department has exercised this authority by limiting the rule's applicability to creditors that engage in certain types of consumer credit transactions. Accordingly, the final rule focuses on three problematic credit products that the Department identified in its August 2006 *Report to Congress on the Impact of Predatory Lending Practices on Members of the Armed Forces and Their Dependents:* payday loans, vehicle title loans, and refund anticipation loans. The Department's definition of the term "consumer credit" in the proposed rule was intended to narrow the regulation's impact to consumer credit products and services that are potentially detrimental and for which there are DoD-recommended, alternative products or services available to Service members and their dependents. DoD believes that a narrow definition will prevent unintended consequences while affording the protections granted by the statute.

After review of comments received through the **Federal Register** publication of the proposed rule, the Department believes that the scope of the regulation as proposed is appropriate to address the concerns that formed the basis of its report to the Congress. Comments received from consumer advocates and some others expressed the view that the Department's proposed definition of "consumer credit" was too narrow and that creditors could restructure their loan products to make high-cost extensions of credit while avoiding coverage under Part 232. Comments received from representatives of federally-insured depository institutions generally supported the consumer credit definition in the proposed rule.

The Department continues to believe that the scope of the proposed rule and the definition of consumer credit are appropriate. The Department maintains the ability to issue additional rules in the future and the Department plans to continue surveying Service members and their dependents to collect data on their use of credit products. The Department will also monitor market developments that affect Service members and will obtain a variety of inputs from regulatory agencies, consumer protection groups and the credit industry to assess the level of protection provided by the final rule. The Department will review this data to determine if further revisions are needed. Accordingly, the proposed definition of "consumer credit" is being adopted without substantive change. The Department has made technical changes to the regulation to clarify that the consumer credit defined in the regulation is closed-end credit and not open-end credit.

With respect to exclusion of "residential mortgages" the final rule adopts the proposed rule's exclusion which applies to any credit transaction secured by an interest in the borrower's dwelling. Thus, home-purchase transactions, refinancings, home-equity loans, and reverse mortgages would be excluded. Home equity lines of credit are also excluded. In addition, the property need not be the consumer's primary dwelling to qualify for the exclusion. A "dwelling" includes any residential structure containing one to four units, whether or not the structure is attached to real property, and would also include an individual condominium unit, cooperative unit, mobile home, or manufactured home.

Payday Loans

Payday loans have common characteristics that make them detrimental to a Service member's financial well being and inferior to alternative sources of emergency support. These characteristics can exacerbate a cycle of debt, particularly if the borrower is already over-extended through the use of other forms of credit. The final rule defines "payday loans" based on certain characteristics, in order to distinguish them from other financial products. A payday loan is defined as *a closed-end credit transaction having a term of 91 days or fewer, where the amount financed does not exceed $2,000.* The "amount financed" is not defined in this regulation, but must be determined based on the definition of that term in the Federal Reserve Board's Regulation Z, which implements the TILA. In addition, the definition of "payday loan" is limited to transactions where the borrower contemporaneously provides a check or other payment instrument that the creditor agrees to hold, or where the borrower contemporaneously authorizes the creditor to initiate a debit or debits to the covered borrower's deposit account.

Payday loans, otherwise known as deferred presentment loans, are allowed in 39 States as a separate credit product from other forms of credit regulated by Federal or State statute. States authorizing these types of loans require payday lenders to obtain a license to operate within the State. States have defined these products and services, primarily through the basic process used to secure a payday loan, either through holding a check or by obtaining access to a bank account through electronic means. These basic processes have been included as part of the definition of payday loans in the regulation (Section 232.3(c)). Many States have also established limits to the amount that can be borrowed and the duration of the loan as part of the authorized activities of lenders licensed to offer these products and services. A review of State limits for payday loans establishes a foundation for the definition used in this regulation.

The majority of States have a maximum dollar amount, maximum time limits and maximum fees that trigger regulation. Six States (New Mexico, Oregon, Texas, Utah, Wisconsin and Wyoming) have no dollar limit on the amount that can be loaned, and nine States (Alaska, Arizona, Idaho, New Mexico, Rhode Island, South Dakota, Virginia, Wisconsin and Wyoming) have no maximum limit established for the duration of a payday loan. Of the States that impose limits on the loan amount or loan duration, the highest dollar limit is $1,000 (Idaho and Illinois) and the longest permissible loan term is 180 days (Ohio). The average dollar limit is $519 and the average limit on loan term is 46 days.

Payday loans offered over the internet often originate in States with no limits on fees or maximum loan amounts. A survey of websites offering payday loans indicates $1,500 as generally the maximum amount loaned. A review of sites marketing "Military Payday Loans" refer to loans of up to 40 percent of a Service member's take home pay. This amount can vary considerably based on rank, other entitlements, tax withheld and military allotments. For married enlisted Service members in the grade of E–6 and below (no deductions for taxes or other allotments), the $2,000 limit in the final rule would cover a loan made for 40 percent of take-home pay. The limits established in the definition for payday loans reflect the maximum duration and amount anticipated for loans based on current State practices, to include internet payday loans originating from locations without limits.

Many respondents expressed some concern that the four-part definition of payday loans may allow creditors to change one aspect of their product to evade the regulation, such as extending the length of the loan or extending open-end credit. The Department's intent is to balance these concerns against the concerns expressed by other respondents that the definition should remain as narrow as proposed to preclude unintended consequences regarding short-term, small-dollar credit availability for covered borrowers. Most financial institutions requested that the definitions of consumer credit clearly specify that they apply to closed-end loans to preclude misinterpretations.

Industry and consumer group respondents requested clarification of the payday loan definition. Specifically, they sought to clarify that borrowers must provide a check to the creditor or authorize a debit to the borrower's deposit account contemporaneously with the borrower's receipt of funds, and not contemporaneously with the payment of interest or fees. Section 232.3(b)(1)(i) of the final rule has been modified to make this clarification.

The definition of "payday loans" includes transactions where the covered borrower receives funds and contemporaneously authorizes the creditor to initiate a debit or debits to the borrower's deposit account. However, there is an exclusion to this definition in 232.3(b)(1)(i)(A): "*This provision does not apply to any right of a depository institution under statute or common law to offset indebtedness against funds on deposit in the event of the covered borrower's delinquency or default.*" This exclusion only applies to a depository institution's right of offset under State or other applicable law.

Vehicle Title Loans

The Department believes that vehicle title loans should be included within the definition of consumer credit, and that covering such transactions is consistent with the law's purpose. The definition for "vehicle title loans" limits the rule's coverage to loans of 181 days or fewer. Many States have not established statutes overseeing these loans. A 2005 survey of States conducted by the Consumer Federation of America found that, of the 16 States authorizing vehicle-title lending, 10 require 30-day or one-month term limits (with authorized renewals or extensions), and one State allows up to 60 days (with 6 renewals). Four States do not establish term limits.

Some consumer groups remarked that the scope of the definition for vehicle title loans may not encompass all practices used by creditors to provide high-cost, short-term vehicle title loans. Some industry respondents said the restrictions in the regulation may make some creditors reluctant to offer beneficial loans to covered borrowers with poor or no credit history. However, the majority of federally-insured depository institution respondents said that their loans that use vehicles as collateral would be unaffected since they are made for longer than 181 days.

As with payday loans, the Department has sought to balance the definition of vehicle title loans to reflect the countervailing concerns of respondents. The Department does not want protections from high-cost, short-term vehicle title loans to unnecessarily inhibit covered borrowers from accessing beneficial loans for which a vehicle is used as collateral.

Comments received from a group of bank trade associations asked that the rule clarify that "motor vehicle" only includes vehicles which must be registered pursuant to state law. The final rule has been modified to make this clarification.

Refund Anticipation Loans

The Department believes that covering RALs is consistent with the intent of the statute. They have been included because survey data has shown RALs to be the second most prevalent high cost loan used by Service members, and because alternatives that can expedite their tax returns are available, generally at no cost. Some states have also addressed concerns with RALs. Connecticut has established a rate cap for RALs, prohibiting transactions where the APR exceeds 60 percent. Other states, such as California, Washington, Oregon, and Nevada, have established statutes specifying disclosure requirements for RALs. Respondents representing tax preparers and financial institutions providing RALs objected to being included in the definitions of covered consumer credit products, stating their product does not contribute to a cycle of debt or place a critical family asset at risk.

Credit union trade association respondents and bank trade association respondents said the inclusion of RALs in the rule would have little impact on their members because so few of them make these loans, and the few that do make them will likely cease doing so because of the rule's requirements. The Department believes that its definition of RALs limits unintended consequences and allows for refunds to be provided expeditiously.

One commenter expressed concern that the rule could be construed to apply when a borrower notes that the source of repayment is the tax refund. The intent of the regulation is to cover credit products that are designed expressly to use tax refunds as the collateral for the loan. The rule does not cover loans where borrowers merely note that a tax refund may be used to repay the advance. To ensure the Department's intent is clear, the word "expressly" has been repeated in the RAL definition to modify the statement concerning repayment of the loan.

Loans Where the MAPR Is Less Than 24%

In its proposal the Department solicited comments on other approaches that would encourage lenders to offer responsible, small-dollar, short-term loans that meet the credit needs of Service members and their dependents. For example, comment was solicited on whether loans should be exempt from coverage under Part 232 if the MAPR were less than 24%.

Industry respondents generally said that such an exemption would have little impact on credit products defined in the regulation because the credit product definitions are already narrow enough in scope to leave institutions room to provide affordable small-dollar loans to Service members and their dependents. Some consumer groups favored such an exemption only if it were part of a "safe harbor" accompanied by significantly broader definitions of covered credit products. The Department has not adopted an MAPR-based exemption from the definition of consumer credit in the final rule to include this recommendation. To accommodate current and potential small-dollar, short-term loan programs, the Department has already made allowances in the regulation for credit products that are within the MAPR limit of section 232.4(b) and believes these are sufficient to support lower cost alternatives.

Definition of MAPR

The definition of MAPR creates a distinctive percentage rate that reflects the provisions of the statute. The MAPR does not include fees imposed on the borrower for unanticipated late payments, default, delinquency or a similar occurrence, because such fees are imposed as a result of contingent events that may occur after the loan is consummated. Thus, such fees are not included in the computation of the maximum 36% MAPR cap imposed by these rules.

Many respondents expressed concern that disclosing both an MAPR and an APR to Service members and their dependents would cause confusion. The statute requires that the MAPR be presented to the covered borrower. The Department will take steps to educate Service members and their dependents on the MAPR.

While acknowledging that the narrow scope of the rule will ease the potential for confusion, comments from industry representatives sought to modify the MAPR definition to make it as close as possible to the APR disclosed under TILA. By contrast, consumer groups contended that the MAPR definition should include all cost elements, and should not contain exclusions in the proposed rule, such as for actual unanticipated late payments.

The Department has designed the definition of MAPR within the context of the consumer credit covered by the regulation. The Department's intent is to ensure that the credit products covered by the regulation cannot evade the 36 percent limit by including low interest rates with high fees associated with origination, membership, administration, or other cost that may not be captured in the TILA definition of APR.

Some industry respondents were concerned about including costs in the MAPR that are "associated with the extension of consumer credit" because this may include costs for products or services that are purchased in connection with a loan, but are not required. For example, industry respondents argue that ancillary products (such as voluntary credit insurance and debt cancellation coverage) should not be included in the MAPR calculation because these products may protect borrowers against being burdened with debt if a covered event occurs.

The Department believes the definition is consistent with the statute and is appropriate in the context of the consumer credit covered by the rule. The Department is concerned that Service members are sold products such as voluntary insurance without having these credit insurance products placed in the context of the Service member's employment status or his or her current level of insurance coverage. Additionally, the Department is concerned about small loans that are associated with sales of products or services not related to the loans, such as credit offered as part of Internet access or catalog sales. The definition has been designed to cover sales such as these or sales similar to those mentioned in this paragraph and considers them "associated with the extension of consumer credit."

One commenter expressed concern that only fees for "actual unanticipated" late payments would be excluded from the MAPR, because some borrowers might notify the lender if they know their payment will be late. The language in the proposed rule tracks the language in section 226.4(c)(2) of Regulation Z, which excludes such fees from the APR disclosed under TILA. The intent is to exclude charges from the MAPR that the lender does not anticipate under the terms of the agreement. The language in the final rule is being adopted as proposed, so that creditors determinations under Part 232 will be consistent with their existing practice under TILA.

The final rule also has been revised to clarify that the MAPR does not include certain taxes or fees prescribed by law, such as fees paid to public officials in connection with perfecting a security interest. See § 232.3(h)(2)(i) and (ii). The revision is being made for consistency with the Federal Reserve Board's Regulation Z, which does not require such charges to be included in the APR disclosed under TILA.

Industry respondents also requested that the final rule clarify that the definition of "consumer credit" be limited to closed-end transactions so that the rules are not unintentionally interpreted to include credit cards. Many respondents stated it was not clear whether the rule included open-end credit and that it is important that the final rule explicitly state it is limited to the three listed closed-end credit products. In order to clarify that the regulation covers only closed-end credit, the definition in 232.3(b) has been modified to include the words "closed-end" as part of the definition of covered consumer credit.

232.4, Terms of consumer credit extended to covered borrowers: This section implements the statutory prohibition limiting the amount that creditors may charge for extensions of consumer credit to covered borrowers. The proposed rule mirrors the statutory language. This section also applies to "assignees" consistent with the statutory definition of "creditor."

232.5, Identification of covered borrower: The Department has received several comments expressing concern over the potential difficulty in identifying a covered borrower, particularly in light of the penalties for failing to provide the statutory protections to a covered borrower. While the Department recognizes this concern, the Department would emphasize that identifying the covered borrower is only relevant in the context of transactions defined by the regulation as consumer credit (for payday loans, vehicle title loans and refund anticipation loans).

Some respondents expressed concern that imposing a duty on creditors to identify dependents of active duty Service members in order to comply with Part 232 would conflict with the Equal Credit Opportunity Act, which is implemented by the Federal Reserve Board's Regulation B. These respondents noted that under Regulation B, a creditor may not inquire about a credit applicant's marital status. The Department notes, however, that the final rule does not require creditors to inquire about marital status. The "covered borrower identification statement" contained in § 232.5(a) of the final rule requests credit applicants to identify if they are a dependent based on any of the listed criteria (spouse, child or individual for whom the member provides financial support), but does not require an applicant to specify which one of these applies in their specific case. Accordingly, the "covered borrower identification statement" does not inquire about an applicant's marital status. The Department also notes that § 202.5(a)(2) of the Federal Reserve's Regulation B states that creditors may obtain information required by federal statutes or regulations. The Department has consulted with staff of the Federal Reserve Board, and they agreed with the Department's analysis.

The Department's intent is to balance protections for covered borrowers (according to the statute) while also addressing creditors' need to have some degree of certainty in determining that the loans they make are in compliance with the statute as implemented by Part 232. The Department understands creditors may otherwise decline offering beneficial credit products to covered borrowers as a result of concerns over potential violations. To achieve an appropriate balance, the Department has proposed a safe harbor, under which the creditor may require the applicant to sign a statement declaring whether or not he or she is a covered borrower (using the definition from the statute). If required by the creditor, this declaration provides a "safe harbor" for the creditor to prevent inadvertently violating the statute by failing to recognize a covered borrower. For creditors who provide consumer credit, as defined by the regulation, by means of the Internet, the applicant can provide an electronic signature that fulfills the requirements of the Electronic Signatures in Global and National Commerce Act, 15 U.S.C. § 7001 et seq.

There is one caveat to this "safe harbor" provision. If the loan applicant signs a declaration that denies being a covered borrower, but the creditor obtains documentation as part of the credit transaction reflecting that the applicant is a covered borrower (such as, a current military leave and earning statement as proof of employment), the applicant's declaration would not create a safe harbor for the creditor. In such cases, creditors should seek to resolve the inconsistency, but if they are unable to do so, they may avoid any risk of noncompliance by treating the applicant as a covered borrower based on the documentation or by declining to extend credit due to the inability to verify information provided in the borrower's signed declaration.

This caveat prevents creditors from using the declaration to allow covered borrowers to waive their right to the protections provided by the regulation. This may occur when the creditor recognizes the applicant is a covered borrower as a result of the documents presented as part of the credit transaction. The intent of this caveat is not to hold the creditor accountable for false statements made by an applicant when there is no indication through the credit transaction that the applicant is a covered borrower.

In contrast, when an applicant claims to be a covered borrower without presenting proof of status, further validation by the creditor is not required. However, creditors have the option of verifying the applicant's status as a covered borrower using several sources of information, but they are not required to do so. Thus, creditors may request applicants to provide proof of their current employment and income, for example by requesting from service members a copy of the most recent month's military leave and earning statement. Creditors may also request Service members or dependents to provide a copy of their military identification card.

These sources, however, might not always be determinative. For example, in some cases a leave and earnings statement might not reflect a recent change in the applicant's active duty status. Military identification cards, which are the same as identification cards carried by members of the active component, are issued to members of the National Guard and the Reserve regardless of their duty status. Hence, the final rule states *"[u]pon such request, activated members of the National Guard or Reserves shall also provide a copy of the military orders calling the covered member to military service and any orders further extending military service."* This would also be the case for their dependents. The final rule does not provide a safe harbor to creditors in the situation described in this paragraph.

It is the Department's understanding that providing proof of employment is a prerequisite to receiving a payday loan or a vehicle title loan. The military leave and earning statement is the document that provides validation of employment.

The Department will provide access to a database to creditors to validate the status of an applicant. This arrangement is currently available to creditors to validate the active duty status of Service members as part of implementation of benefits authorized by the Servicemembers Civil Relief Act (*https://www.dmdc.osd.mil/scra/owa/home*). The proposed database (available at *http://www.dmdc.osd.mil/mla/owa/home*), will include the status of covered borrowers and can be used to resolve questions creditors may have about the status of an applicant who denies being a covered member and yet presents information during the credit transaction that is contrary to this declaration. In these situations, the database would provide the most accurate verification of the status of the applicant, to include activated members of the National Guard and Reserve and their dependents.

232.6, Mandatory disclosures: Section 232.6 describes the disclosures that must be provided to covered borrowers before they become obligated on a consumer credit transaction. This includes the new disclosures established under 10 U.S.C. 987 and also includes disclosures that creditors are already required to provide pursuant to the Federal Reserve Board's Regulation Z, which implements the TILA. Regulation Z contains certain requirements pertaining to the format of the TILA disclosures for closed-end credit transactions, including a requirement that they "shall be grouped together, shall be segregated from everything else, and shall not contain any information not directly related" to the disclosures required under Regulation Z. The Department intends that the disclosures required under this proposal be provided consistent with the format requirements of Regulation Z. Accordingly, the covered borrower identification statement described in § 232.5 and the disclosures provided pursuant to § 232.6(a)(1), (3), and (4) should not be interspersed with the TILA disclosures.

The general rule is that disclosures required by § 232.6(a) (1), (3), and (4) must be provided orally as well as in writing. However, in credit transactions entered into by mail or on the Internet, a creditor complies with this requirement if the creditor provides covered borrowers with a toll-free telephone number on or with the written disclosures and the creditor provides oral disclosures when the covered borrower contacts the creditor for this purpose. Consumer groups that commented stated that providing borrowers with a toll-free telephone number would not be sufficient because it places the burden on the borrower instead of the lender. Many industry respondents expressed concern about the costs of providing the disclosures, to include developing software, training employees about the new rules, and updating all their forms. The Department believes providing consumers with a toll-free telephone number to access oral disclosures fulfills the intent of the statute and balances overall considerations for protection with access to credit.

The Department has received several comments about potential disparities in disclosures required by this part as opposed to TILA. Many respondents felt that the current APR disclosures are barely understood by consumers and that adding a new MAPR disclosure to the mix will only serve to create more confusion. As with other aspects of the statute, the Department's intention has been to develop a regulation that is consistent with the statutory intent. The Department recognizes the potential confusion inherent in mandating the disclosure of two differing annual percentage rates (the MAPR required by this regulation and the APR required by TILA). As previously stated, the Department is responsible for training Service members and making similar education available for spouses. The differences between APR and MAPR will be added to their training, along with explaining their rights as a covered borrower. Some respondents sought clarification on whether MAPR disclosures would be required in advertising. These same respondents suggest that including MAPRs and APRs in marketing initiatives would be confusing to consumers. Under section 232.6 of the final rule, creditors must provide the required disclosures in writing before consummation of the transaction. Disclosure of the MAPR in advertisements is not required.

232.7, Preemption: The final rule implements the statute. Although, revisions have been made, this section has been drafted to clarify the statutory language, no substantive change is intended.

Some respondents expressed concern about the adequacy of enforcement for lenders that are not subject to enforcement by the federal depository institution supervisory agencies. The Department does not view the regulation as having substantial direct effects on States, or distribution of power and authority. States determine whether they will enforce the regulation or not for creditors under their jurisdiction. Associations of state supervisors recommended the Department seek written agreements between the Department and state regulatory agencies about enforcement, supervision, and information sharing to help state authorities enforce those areas that will normally fall under their jurisdiction. The Department intends to rely on federal and state regulators to oversee or enforce compliance with the final rule, to the extent possible under their statutory authority, for their respective creditors.

232.8, Limitations: Section 232.8(a) implements the statutory provision in 10 U.S.C. 987(e)(1), which prohibits a creditor from extending consumer credit to a covered borrower in order to roll over, renew, or refinance consumer credit that was previously extended by the same creditor to the same covered borrower.

The proposed regulation includes a limited exception to this prohibition, however, to permit workout loans and other refinancings that result in more favorable terms to the covered borrower, such as a lower MAPR. Most respondents agree that workout loans and other refinancings that are on "more favorable terms" for the borrower should be allowed. However, many respondents thought the standard for applying the exception was too subjective and would create uncertainty about what terms are considered "more beneficial." Respondents suggested that financial institutions might err on the side of caution and forego entering transactions that could benefit the borrower in order to avoid any potential liability. Some respondents proposed specific ways to give creditors more certainty, such as by permitting creditors to show how the refinancing benefits the borrower or by allowing any refinancing initiated by the covered borrower.

The final rule does not identify additional examples of "more favorable terms," because the Department has determined the definition currently included in the regulation is sufficient to allow creditors to provide workout loans on the basis of factors other than a lower MAPR that result in more favorable terms. By not limiting the phrase "more favorable terms" to a limited set of circumstances, covered borrowers will be protected without constraining creditors' ability to refinance loans on more favorable terms.

In the proposal, the Department solicited comment on whether it should adopt a rule clarifying that the refinancing or renewal of a covered loan requires new disclosures under § 232.6 only when the transaction would be considered a new transaction that requires TILA disclosures. Respondents' opinions differed, but most respondents stated that consistency between the Department's rules and Regulation Z would be less confusing and easier to implement. To maintain consistency between Part 232 and Regulation Z, the Department is adopting such a rule. See § 232.6(c). Whether or not new disclosures are required in a particular transaction, when a creditor refinances or renews an extension of consumer credit to a covered borrower, the limitations on rates and terms apply in the same manner as they would for the original transaction.

In some cases, a consumer might become a covered borrower after obtaining consumer credit. When consumers request to refinance or renew a short-term loan, creditors are likely to rely on their original determination that the consumer is not a covered borrower. Most respondents agreed that creditors should be able to rely on the original determination that the consumer is not a covered borrower for renewals and refinancings although a few argued for limiting the number of refinancings allowed before new disclosures and borrower identification were required. The Department believes that it would be unnecessarily burdensome to impose a duty on creditors to make a new determination in each transaction given that a change in the borrower's status will infrequently occur with short-term transactions. Accordingly, the final rule does not apply when the same creditor extends consumer credit to a covered borrower to refinance or renew an extension of credit that was not covered by Part 232 because the consumer was not a covered borrower at the time of the original transaction. See § 232.5(d).

Subparagraph (a)(3), in accordance with 10 U.S.C. 987(e)(3), makes it unlawful for any creditor to extend consumer credit to a covered borrower if the "creditor requires the covered borrower to submit to arbitration *or imposes other onerous legal notice provisions.*" Many respondents felt that a ban on "onerous" legal notice provisions was vague. Some offered examples of what should be considered onerous legal notice provisions, such as threats to use or using criminal process to collect a debt, making a misleading or deceptive statement, and requiring court or hearing costs to be borne by the borrower. Similarly, subparagraph (a)(4), in accordance with 10 U.S.C. 987(e)(4), makes it unlawful for any creditor to extend consumer credit to a covered borrower if the "creditor demands *unreasonable notice* from the covered borrower as a condition for legal action." Industry respondents also requested the rule provide a list of what would be considered an "unreasonable notice." In general, the comments with this provision address a fear it is not clear enough. The Department has determined that the provisions provide adequate explanation of "unreasonable notice" and thus has not included specific examples in the final rule of what constitutes "onerous legal notice" or "unreasonable notice." It has concluded, that in so far as necessary, the scope of the provision is more appropriately determined on a case-by-case basis.

Under § 232.8(a)(5) creditors are generally prohibited from extending consumer credit to a covered borrower if the creditor uses a check or other method of access to the covered borrower's deposit account. Section 232.8(a)(5) also lists certain exceptions to the general prohibition. Accordingly, for credit transactions with an MAPR of 36% or less, the creditor may require the borrower to use an electronic fund transfer to repay a consumer credit transaction, require direct deposit of the consumer's salary as a condition of eligibility for consumer credit, or take a security interest in funds deposited after the extension of credit in an account established in connection with the consumer credit transactions. Creditors must also comply with any other applicable statutes governing the use of electronic fund transfers, savings and direct deposit of consumer's salary. Respondents were generally supportive of allowing borrowers to use electronic fund transfers to pay debt if the MAPR is below 36% as conducive to creating flexible alternatives to lower cost consumer credit and helping stop the cycle of debt exacerbated by payday lending. The Department believes the flexibility that 10 U.S.C. 987(h)(2)(E) provides will encourage beneficial alternative loans designed to assist covered borrowers with financial recovery.

As proposed, § 232.8(a)(5) would have prohibited covered borrowers from using a vehicle title as security for any loan, even if the loan complied with the restrictions, limits and disclosure requirements of Part 232. Industry respondents pointed out this was inconsistent with other provisions treating vehicle-secured loans as covered transactions under these rules. The reference to vehicle secured loans in the proposed § 232.8(a)(5) was inadvertent, and has been corrected in the final rule.

Section 8(a)(7) prohibits creditors from charging a prepayment penalty to covered borrowers. The final regulation does not define what constitutes a prepayment penalty, and the Department expects creditors to rely on existing State and Federal laws for guidance.

232.9, Penalties and remedies: This provision incorporates the penalties and enforcement provisions contained in the statute. Section 9 provides, among other things, that any credit agreement subject to the regulation that fails to comply with this regulation is void from inception. It further provides that a creditor or assignee who knowingly violates the regulation shall be subject to certain criminal penalties. No comments were received, and the final rule incorporates the statutory provisions without change.

The statute, however, does not provide explicitly for enforcement of these rules beyond the provisions described above. The Department understands that the federal bank, thrift and credit union regulatory agencies have authority—derived from federal law unique to federally-regulated depository institutions—to enforce these rules with respect to the institutions that they supervise. However, the Department notes that this authority extends to a narrow category of depository institutions that it proposes to cover as "creditors," but it does not extend to other creditors, such as nonbank lenders, that would also be covered creditors and that may be most likely to provide the types of consumer credit restricted by these rules. The Department is concerned that reliance solely on private litigation or criminal prosecution with respect to these other creditors may be insufficient to ensure uniform compliance with these rules with respect to all creditors. The Department understands that the consumer credit covered in the regulation is primarily overseen by state regulatory agencies. Consequently, the Department has made contact with the state regulatory agencies to determine which states plan to enforce the regulation and to determine how best to work with all 50 states on enforcement.

232.10, Servicemembers Civil Relief Act protections unaffected: Section 232.10 incorporates the statutory language, no comments were received on this provision and the final rule is unchanged from the proposal.

232.11, Effective date and transition: Virtually all respondents who would be subject to the rule requested a delayed effective date so that they would have more time to comply with the rules than the proposed 30-day period. Many respondents suggested six months to a year after publication of the final rule would be more reasonable for making the necessary systems changes. Two industry trade associations commented that it will be easier for creditors to comply by the effective date if the final rule remains as narrow in scope as the proposed rule. A consumer group and state regulators that commented believe that 30 days was sufficient.

The Department recognizes the limited time provided to creditors to react to implement the rules. However, the statute does not provide the Department any flexibility in determining the effective date of the statute, which is October 1, 2007. The Department believes this situation is ameliorated somewhat by the fact that the scope of the proposed rule is narrow and the policy decisions embedded in the final rule mirror to a great extent the provisions contained in the proposed rule. This should have afforded applicable creditors ample time to begin preparing for the requirements under the rule.

B. Statutory Certification

Executive Order 12866, "Regulatory Planning and Review"

It has been determined that 32 CFR part 232 is not an economically significant regulatory action. The rule does not:

(1) Have an annual effect to the economy of $100 million or more or adversely and materially affect the economy; a section of the economy; productivity; competition; jobs; the environment; public health or safety; or State, local, or tribal governments or communities;

(2) Create a serious inconsistency or otherwise interfere with an action taken or planned by another Agency;

(3) Materially alter the budgetary impact of entitlements, grants, user fees, or loan programs, or the rights and obligations of recipients thereof; or

(4) Raise novel legal or policy issues arising out of legal mandates, the President's priorities, or the principles set forth in this Executive Order.

Nevertheless, the proposed regulation was submitted to the Office of Management and Budget for review under other provisions of Executive Order 12866 as a significant regulatory action.

Unfunded Mandates Reform Act (Sec. 202, Pub. Law. 104–4)

It has been certified that this rule does not contain a Federal mandate that may result in the expenditure by State, local and tribal governments, in aggregate, or by the private sector, of $100 million or more in any one year.

Public Law 96–354, "Regulatory Flexibility Act" (5 U.S.C. 601)

It has been certified that this rule is not subject to the Regulatory Flexibility Act (5 U.S.C. 601) because it would not, if promulgated, have a significant economic impact on a substantial number of small entities. The North American Industrial Classification (NAIC) for the impacted businesses is 522390—"other financial activities related to credit intermediation." According to the 2002 Economic Census, there are approximately 5,205 small businesses related to this classification, with 3,000 of these small businesses having fewer than 5 employees. These 5,205 businesses represent a portion of the 51,725 potential respondents cited in the Paperwork Reduction Act evaluation.

The limitations and disclosures posed by this part impact only a small percentage of the market served by the industries covered by this part. For example according to the payday lending trade association, Service members and their dependents represent approximately one-to-two percent of the payday lending market. Thus there is not a significant economic impact on a substantial number of small entities.

Public Law 96–511, "Paperwork Reduction Act" (44 U.S.C. Chapter 35)

Section 232.6 of this rule contains information collection requirements. As required by the Paperwork Reduction Act (44 U.S.C. Chapter 35), DoD has submitted an information clearance package to the Office of Management and Budget for review. In response to DoD's invitation in the Proposed Rule to comment on any potential paperwork burden associated with this rule, the following comments were received.

232.6 Mandatory disclosures: Section 232.6 describes the disclosures that must be provided to covered borrowers before they become obligated on a consumer credit transaction. This includes the new disclosures established under 10 U.S.C. 987 and also includes disclosures that creditors are already required to provide pursuant to the Federal Reserve Board's Regulation Z, which implements the TILA. Regulation Z contains certain requirements pertaining to the format of the TILA disclosures for closed-end credit transactions, including a requirement that they "shall be grouped together, shall be segregated from everything else, and shall not contain any information not directly related" to the disclosures required under Regulation Z. The Department intends that the disclosures required under this proposal be provided consistent with the format requirements of Regulation Z. Accordingly, the covered borrower identification statement described in § 232.5 and the disclosures provided pursuant to § 232.6(a)(1), (3), and (4) should not be interspersed with the TILA disclosures.

The general rule is that disclosures required by § 232.6(a) (1), (3), and (4) must be provided orally as well as in writing. However, in credit transactions entered into by mail or on the internet, a creditor complies with this requirement if the creditor provides covered borrowers with a toll-free telephone number on or with the written disclosures and the creditor provides oral disclosures when the covered borrower contacts the creditor for this purpose. Consumer groups that commented stated that providing borrowers with a toll-free telephone number would not be sufficient because it places the burden on the borrower instead of the lender. Many industry respondents expressed concern about the costs of providing the disclosures, to include developing software, training employees about the new rules, and updating all their forms. The Department believes providing consumers with a toll-free telephone number to access oral disclosures fulfills the intent of the statute and balances overall considerations for protection with access to credit.

The Department has received several comments about potential disparities in disclosures required by this regulation as opposed to TILA. Many respondents felt that the current APR disclosures are barely understood by consumers and that adding a new MAPR disclosure to the mix will only serve to create more confusion. As with other aspects of the statute, the Department's intention has been to develop a regulation that is consistent with the statutory intent. The Department recognizes the potential confusion inherent in mandating the disclosure of two differing annual percentage rates (the MAPR required by this regulation and the APR required by TILA). As previously stated, the Department is responsible for training Service members and making similar education available for spouses. The differences between APR and MAPR will be added to their training, along with explaining their rights as a covered borrower. Some respondents sought clarification on whether MAPR disclosures would be required in advertising. These same respondents suggest that including MAPRs and APRs in marketing initiatives would be confusing to consumers. Under section 232.6 of the final rule, creditors must provide the required disclosures in writing before consummation of the transaction. Disclosure of the MAPR in advertisements is not required.

Executive Order 13132 Federalism

Executive Order 13132 requires that Executive departments and agencies identify regulatory actions that have significant federalism implications. A regulation has federalism implications if it has substantial direct effects on the States, on the relationship or distribution of power between the Federal Government and the States, or on the distribution of power and responsibilities among various levels of government.

The provisions of this part, as required by 10 U.S.C. 987, override State statutes inconsistent with this part to the extent that state statutes provide lesser protections for covered borrowers than those provided to residents of that State. In this respect, this proposed part, if adopted, would not affect in any manner the powers and authorities that any State may have or affect the distribution of power and responsibilities between Federal and State levels of government. Therefore, the Department has determined that the proposed part has no federalism implications that warrant the preparation of a Federalism Assessment in accordance with Executive Order 13132.

List of Subjects in 32 CFR Part 232

Loan programs, Reporting and recordkeeping requirements, Service members.

■ For the reasons set forth in the preamble, Title 32, Code of Federal Regulations is amended by adding part 232 to read as follows:

PART 232—LIMITATIONS ON TERMS OF CONSUMER CREDIT EXTENDED TO SERVICE MEMBERS AND DEPENDENTS

Sec

Authority: 10 U.S.C. 987.

§ 232.1 Authority, purpose, and coverage.

(a) *Authority.* This part is issued by the Department of Defense to implement 10 U.S.C. 987.

(b) *Purpose.* The purpose of this part is to impose limitations on the cost and terms of certain defined extensions of consumer credit to Service members and their dependents, and to provide additional consumer disclosures for such transactions.

(c) *Coverage.* This part defines the types of consumer credit transactions, creditors, and borrowers covered by the regulation, consistent with the provisions of 10 U.S.C. 987. In addition, the regulation:

(1) Provides the maximum allowable amount of all charges, and the types of charges, that may be associated with a covered extension of consumer credit;

(2) Requires creditors to disclose to covered borrowers the cost of the transaction as a total dollar amount and as an annualized percentage rate referred to as the Military Annual Percentage Rate or MAPR, which must be disclosed before the borrower becomes obligated on the transaction. The disclosures required by this regulation differ from and are in addition to the disclosures that must be provided to consumers under the Federal Truth in Lending Act;

(3) Provides for the method creditors shall use in calculating the MAPR, and;

(4) Contains such other criteria and limitations as the Secretary of Defense has determined appropriate, consistent with the provisions of 10 U.S.C. 987.

§ 232.2 Applicability.

This part applies to consumer credit extended by creditors to a covered borrower, as those terms are defined in this part.

§ 232.3 Definitions.

Terms used in this part are defined as follows:

(a) *Closed-end credit* means consumer credit other than "open-end credit" as that term is defined in Regulation Z (Truth in Lending), 12 CFR part 226.

(b) *Consumer credit* means closed-end credit offered or extended to a covered borrower primarily for personal, family or household purposes, as described in paragraph (b)(1) of this section.

(1) Except as provided in paragraph (b)(2) of this section, consumer credit means the following transactions:

(i) *Payday loans.* Closed-end credit with a term of 91 days or fewer in which the amount financed does not exceed $2,000 and the covered borrower:

(A) Receives funds from and incurs interest and/or is charged a fee by a creditor, and contemporaneously with the receipt of funds, provides a check or other payment instrument to the creditor who agrees with the covered borrower not to deposit or present the check or payment instrument for more than one day, or;

(B) Receives funds from and incurs interest and/or is charged a fee by a creditor, and contemporaneously with the receipt of funds, authorizes the creditor to initiate a debit or debits to the covered borrower's deposit account (by electronic fund transfer or remotely created check) after one or more days. This provision does not apply to any right of a depository institution under statute or common law to offset indebtedness against funds on deposit in the event of the covered borrower's delinquency or default.

(ii) *Vehicle title loans.* Closed-end credit with a term of 181 days or fewer that is secured by the title to a motor vehicle, that has been registered for use on public roads and owned by a covered borrower, other than a purchase money transaction described in paragraph (b)(2)(ii) of this section.

(iii) *Tax refund anticipation loans.* Closed-end credit in which the covered borrower expressly grants the creditor the right to receive all or part of the borrower's income tax refund or expressly agrees to repay the loan with the proceeds of the borrower's refund.

(2) For purposes of this part, consumer credit does not mean:

(i) Residential mortgages, which are any credit transactions secured by an interest in the covered borrower's dwelling, including transactions to finance the purchase or initial construction of a dwelling, refinance transactions, home equity loans or lines of credit, and reverse mortgages;

(ii) Any credit transaction to finance the purchase or lease of a motor vehicle when the credit is secured by the vehicle being purchased or leased;

(iii) Any credit transaction to finance the purchase of personal property when the credit is secured by the property being purchased;

(iv) Credit secured by a qualified retirement account as defined in the Internal Revenue Code; and

(v) Any other credit transaction that is not consumer credit extended by a creditor, is an exempt transaction, or is not otherwise subject to disclosure requirements for purposes of Regulation Z (Truth in Lending), 12 CFR part 226.

(c) *Covered borrower* means a person with the following status at the time he or she becomes obligated on a consumer credit transaction covered by this part:

(1) A regular or reserve member of the Army, Navy, Marine Corps, Air Force, or Coast Guard, serving on active duty under a call or order that does not specify a period of 30 days or fewer, or such a member serving on Active Guard and Reserve duty as that term is defined in 10 U.S.C. 101(d)(6), or

(2) The member's spouse, the member's child defined in 38 U.S.C. 101(4), or an individual for whom the member provided more than one-half of the individual's support for 180 days immediately preceding an extension of consumer credit covered by this part.

(d) *Credit* means the right granted by a creditor to a debtor to defer payment of debt or to incur debt and defer its payment.

(e) *Creditor* means a person who is engaged in the business of extending consumer credit with respect to a consumer credit transaction covered by this part. For the purposes of this section, "person" includes a natural person, organization, corporation, partnership, proprietorship, association, cooperation, estate, trust, and any other business entity and who otherwise meets the definition of "creditor" for purposes of Regulation Z.

(f) *Dwelling* means a residential structure that contains one to four units, whether or not the structure is attached to real property. The term includes an individual condominium unit, cooperative unit, mobile home, and manufactured home.

(g) *Electronic fund transfer* (EFT) has the same meaning for purposes of this part as in Regulation E (Electronic Fund Transfers) issued by the Board of Governors of the Federal Reserve System, 12 CFR part 205.

(h) *Military annual percentage rate* (MAPR). The MAPR is the cost of the consumer credit transaction expressed as an annual rate. The MAPR shall be calculated based on the costs in this definition but in all other respects it shall be calculated and disclosed following the rules used for calculating the Annual Percentage Rate (APR) for closed-end credit transactions under Regulation Z (Truth in Lending), 12 CFR part 226.

(1) The MAPR includes the following cost elements associated with the extension of consumer credit to a covered borrower if they are financed, deducted from the proceeds of the consumer credit, or otherwise required to be paid as a condition of the credit:

(i) Interest, fees, credit service charges, credit renewal charges;

(ii) Credit insurance premiums including charges for single premium credit insurance, fees for debt cancellation or debt suspension agreements; and

(iii) Fees for credit-related ancillary products sold in connection with and either at or before consummation of the credit transaction.

(2) The MAPR does not include:

(i) Fees or charges imposed for actual unanticipated late payments, default, delinquency, or similar occurrence;

(ii) Taxes or fees prescribed by law that actually are or will be paid to public officials for determining the existence of, or for perfecting, releasing, or satisfying a security interest;

(iii) Any tax levied on security instruments or documents evidencing indebtedness if the payment of such taxes is a requirement for recording the instrument securing the evidence of indebtedness; and

(iv) Tax return preparation fees associated with a tax refund anticipation loan, whether or not the fees are deducted from the loan proceeds.

(i) *Regulation Z* means any of the rules, regulations, or interpretations thereof, issued by the Board of Governors of the Federal Reserve System to implement the Truth in Lending Act, as amended, from time to time, including any interpretation or approval issued by an official or employee duly authorized by the Board of Governors of the Federal Reserve System to issue such interpretations or approvals. Words that are not defined in this regulation have the meanings given to them in Regulation Z (12 CFR part 226) issued by the Board of Governors of the Federal Reserve System (the "Board"), as amended from time to time, including any interpretation thereof by the Board or an official or employee of the Federal Reserve System duly authorized by the Board to issue such interpretations. Words that are not defined in this regulation or Regulation Z, or any interpretation thereof, have the meanings given to them by State or Federal law, or contract.

§ 232.4 Terms of consumer credit extended to covered borrowers.

(a) Neither a creditor who extends consumer credit to a covered borrower nor an assignee of the creditor shall require the member or dependent to pay a military annual percentage rate (MAPR) with respect to such extension of credit, except as—

(1) Agreed to under the terms of the credit agreement or promissory note;

(2) Authorized by applicable State or Federal law; and

(3) Not specifically prohibited by this part.

(b) A creditor described in paragraph (a) of this section or an assignee may not impose an MAPR greater than 36 percent in connection with an extension of consumer credit to a covered borrower.

§ 232.5 Identification of covered borrower.

(a) This part shall not apply to a consumer credit transaction if the conditions described in paragraphs (a)(1) and (a)(2) of this section are met:

(1) Prior to becoming obligated on the transaction, each applicant is provided with a clear and conspicuous "covered borrower identification statement" substantially similar to the following statement and each applicant signs the statement indicating that he or she is or is not a covered borrower:

Federal law provides important protections to active duty members of the Armed Forces and their dependents. To ensure that these protections are provided to eligible applicants, we require you to sign one of the following statements as applicable:

I AM a regular or reserve member of the Army, Navy, Marine Corps, Air Force, or Coast Guard, serving on active duty under a call or order that does not specify a period of 30 days or fewer.

I AM a dependent of a member of the Armed Forces on active duty as described above, because I am the member's spouse, the member's child under the age of eighteen years old, or I am an individual for whom the member provided more than one-half of my financial support for 180 days immediately preceding today's date.

—OR—

I AM NOT a regular or reserve member of the Army, Navy, Marine Corps, Air Force, or Coast Guard, serving on active duty under a call or order that does not specify a period of 30 days or fewer (or a dependent of such a member).

Warning: It is important to fill out this form accurately. Knowingly making a false statement on a credit application is a crime

(2) The creditor has not determined, pursuant to the optional verification procedures in paragraphs (b) or (c) of this section, that any such applicant is a covered borrower.

(b) The creditor may, but is not required to, verify the status of an applicant as a covered borrower by requesting the applicant to provide a current (previous month) military leave and earning statement, or a military identification card (DD Form 2 for members, DD Form 1173 for dependents), as described in DoD Instruction 1003.1, *Identification (ID) Cards for Members of the Uniformed Services, Their Dependents, and Other Eligible Individuals*, December 5, 1997. Upon such request, activated members of the National Guard or Reserves shall also provide a copy of the military orders calling the covered member to military service and any orders further extending military service.

(c) The creditor may, but is not required to, verify the status of an applicant as a covered borrower by accessing the information available at *http://www.dmdc.osd.mil/mla/owa/home*. Searches require the service member's full name, Social Security number, and date of birth.

(d) This part shall not apply to a consumer credit transaction in which the creditor rolls over, renews, repays, refinances, or consolidates consumer credit in accordance with § 232.8(a)(1) if § 232.5(a)(1) and § 232.5(a)(2) applied to the previous transaction.

§ 232.6 Mandatory loan disclosures.

(a) *Required information.* With respect to any extension of consumer credit (including any consumer credit originated or extended through the internet) to a covered borrower, a creditor shall provide to the member or dependent the following information clearly and conspicuously before consummation of the consumer credit transaction:

(1) The MAPR applicable to the extension of consumer credit, and the total dollar amount of all charges included in the MAPR.

(2) Any disclosures required by Regulation Z (Truth in Lending), 12 CFR part 226.

(3) A clear description of the payment obligation of the covered borrower, as applicable. A payment schedule provided pursuant to paragraph (a)(2) of this section satisfies this requirement.

(4) A statement that "Federal law provides important protections to regular or reserve members of the Army, Navy, Marine Corps, Air Force, or Coast Guard, serving on active duty under a call or order that does not specify a period of 30 days or fewer, and their dependents. Members of the Armed Forces and their dependents may be able to obtain financial assistance from Army Emergency Relief, Navy and Marine Corps Relief Society, the Air Force Aid Society, or Coast Guard Mutual Aid. Members of the Armed Forces and their dependents may request free legal advice regarding an application for credit from a service legal assistance office or financial counseling from a consumer credit counselor."

(b) *Method of disclosure.* (1) *Written disclosures.* The creditor shall provide the disclosures required by paragraph (a) in writing in a form the covered borrower can keep.

(2) *Oral disclosures.* The creditor also shall provide the disclosures required by paragraphs (a)(1), (a)(3) and (a)(4) of this section orally before consummation. In mail and internet transactions, the creditor satisfies this requirement if it provides a toll-free telephone number on or with the written disclosures that consumers may use to obtain oral disclosures and the creditor provides oral disclosures when the covered borrower contacts the creditor for this purpose.

(c) *When disclosures are required for refinancing or renewal of covered loan.* The refinancing or renewal of a covered loan requires new disclosures under § 232.6 only when the transaction would be considered a new transaction that requires disclosures under the Truth in Lending Act, as implemented by the Federal Reserve Board's Regulation Z, 12 CFR part 226.

§ 232.7 Preemption.

(a) *Inconsistent laws.* 10 U.S.C. 987 as implemented by this part preempts any State or Federal law, rule or regulation, including any State usury law, to the extent such law, rule or regulation is inconsistent with this part, except that any such law, rule or regulation is not preempted by this part to the extent that it provides protection to a covered borrower greater than those protections provided by 10 U.S.C. 987 and this part.

(b) Different treatment under State law of covered borrowers is prohibited. States may not:

(1) Authorize creditors to charge covered borrowers rates of interest that are higher than the legal limit for residents of the State, or

(2) Permit the violation or waiver of any State consumer lending protection that is for the benefit of residents of the State on the basis of the covered borrower's nonresident or military status, regardless of the covered borrower's domicile or permanent home of record, provided that the protection would otherwise apply to the covered borrower.

§ 232.8 Limitations.

(a) 10 U.S.C. 987 makes it unlawful for any creditor to extend consumer credit to a covered borrower with respect to which:

(1) The creditor rolls over, renews, repays, refinances, or consolidates any consumer credit extended to the covered borrower by the same creditor with the proceeds of other consumer credit extended by that creditor to the same covered borrower, unless the new transaction results in more favorable terms to the covered borrower, such as a lower MAPR. This part shall not apply to a transaction permitted by this paragraph when the same creditor extends consumer credit to a covered borrower to refinance or renew an extension of credit that was not covered by this part because the consumer was not a covered borrower at the time of the original transaction.

(2) The covered borrower is required to waive the covered borrower's right to legal recourse under any otherwise applicable provision of State or Federal law, including any provision of the Servicemembers Civil Relief Act (50 U.S.C. App. 10 U.S.C. 527 *et seq.*).

(3) The creditor requires the covered borrower to submit to arbitration or imposes other onerous legal notice provisions in the case of a dispute.

(4) The creditor demands unreasonable notice from the covered borrower as a condition for legal action.

(5) The creditor uses a check or other method of access to a deposit, savings, or other financial account maintained by the covered borrower, except that, in connection with a consumer credit transaction with an MAPR consistent with § 232.4(b):

(i) The creditor may require an electronic fund transfer to repay a consumer credit transaction, unless otherwise prohibited by Regulation E (Electronic Fund Transfers) 12 CFR part 205;

(ii) The creditor may require direct deposit of the consumer's salary as a condition of eligibility for consumer credit, unless otherwise prohibited by law; or

(iii) The creditor may, if not otherwise prohibited by applicable law, take a security interest in funds deposited after the extension of credit in an account established in connection with the consumer credit transaction.

(6) The creditor requires as a condition for the extension of consumer credit that the covered borrower establish an allotment to repay the obligation.

(7) The covered borrower is prohibited from prepaying the consumer credit or is charged a penalty fee for prepaying all or part of the consumer credit.

(b) For purposes of this section, an assignee may not engage in any transaction or take any action that would be prohibited for the creditor.

§ 232.9 Penalties and remedies.

(a) *Misdemeanor.* A creditor or assignee who knowingly violates 10 U.S.C. 987 as implemented by this part shall be fined as provided in title 18, United States Code, or imprisoned for not more than one year, or both.

(b) *Preservation of other remedies.* The remedies and rights provided under 10 U.S.C. 987 as implemented by this part are in addition to and do not preclude any remedy otherwise available under State or Federal law or regulation to the person claiming relief under the statute, including any award for consequential damages and punitive damages.

(c) *Contract void.* Any credit agreement, promissory note, or other contract with a covered borrower that fails to comply with 10 U.S.C. 987 as implemented by this regulation or which contains one or more provisions prohibited under 10 U.S.C. 987 as implemented by this regulation is void from the inception of the contract.

(d) *Arbitration.* Notwithstanding 9 U.S.C. 2, or any other Federal or State law, rule, or regulation, no agreement to arbitrate any dispute involving the extension of consumer credit to a covered borrower pursuant to this part shall be enforceable against any covered borrower, or any person who was a covered borrower when the agreement was made.

§ 232.10 Servicemembers Civil Relief Act protections unaffected.

Nothing in this part may be construed to limit or otherwise affect the applicability of Section 207 and any other provisions of the Servicemembers Civil Relief Act (50 U.S.C. App. 527).

§ 232.11 Effective date and transition.

Applicable consumer credit—This part shall only apply to consumer credit that is extended to a covered borrower and consummated on or after October 1, 2007.

Dated: August 27, 2007.

L.M. Bynum,

Alternate OSD Federal Register Liaison Officer, DoD.

[FR Doc. 07–4264 Filed 8–28–07; 9:56 am]

BILLING CODE 5001–06–P



U.S. Department of Defense
Office of the Assistant Secretary of Defense (Public Affairs)

News Release

On the Web:
http://www.defense.gov/Releases/Release.aspx?ReleaseID=11369
Media contact: +1 (703) 697-5131/697-5132

Public contact:
http://www.defense.gov/landing/comment.aspx
or +1 (703) 428-0711 +1

IMMEDIATE RELEASE

No. 1168-07
October 01, 2007

New DoD Predatory Lending Regulation Takes Effect

The Department of Defense today put into effect a new regulation that protects service members and their families from high-cost, short-term loans.

The regulation limits the fees and interest that creditors can charge on three specific types of loans: payday loans, vehicle title loans, and tax refund anticipation loans. These three products were targeted because they have high interest rates, coupled with short payback terms.

Payday loan and vehicle title loans can often lead to a cycle of ever-increasing debt. Refund anticipation loans provide seven to 14-day advances on tax refunds, but at a high cost to the borrower. The financial stress service members and their families suffer in turn causes a decline in military readiness.

The new regulation is part of wide-ranging DoD efforts to increase 'financial literacy' among servicemembers and their families. These efforts include 24/7 access to confidential financial planning and counseling, a variety of financial readiness training courses, improving the availability of small low-interest loans from financial institutions, promoting the practice of setting aside a $500 emergency savings account, and educating service members on the availability of counseling, grants, loans and other services from military aid societies.

"We equate financial readiness with mission readiness," said David S. C. Chu, under secretary of defense for personnel and readiness. "This is part of a larger effort to create a culture that encourages our service members and their families to develop sound financial strategies. Preparing for emergencies is an important step forward and vital to avoiding predatory practices and a cycle of debt."

The regulation limits the annual percentage rate charged to servicemembers and their families on payday loans, vehicle title loans, and tax refund anticipation loans to 36 percent. The method for calculating the annual percentage rate encompasses all fees required at the time of obligation, with very few exceptions. All financial institutions – without exception – are subject to the new regulation.

Chu said the process of developing the new regulation also resulted in stronger relationships with federal regulatory agencies. DoD is working with the National Association of State Regulators to develop similar collaborative processes. Currently, 27 states have committed to oversight and enforcement measures.

The regulation also requires that service members and their covered family members receive both a written and oral disclosure statement informing them of their rights before they become obligated on a consumer credit transaction.

"This statement tells members of the armed forces that they have several other options to get emergency funds that are far less financially hazardous than high-cost, short-term loans," said Leslye A. Arsht, deputy under secretary of defense for military community and family policy. "The protection the regulation offers is not a wall preventing a service member from getting assistance, rather it is more like a flashing sign pointing out danger and directing the borrower to a safer way of satisfying immediate financial needs."

In addition to counseling available through a service member's chain of command, legal assistance office or military aid society, DoD offers several online resources to service members and their families.

"Military OneSOURCE" (http://www.militaryonesource.com/skins/MOS/home.aspx) offers free, confidential financial planning; counselors are available toll-free at any time at (800) 342-9647.

"Military HOMEFRONT" (http://www.militaryhomefront.dod.mil/), offers reliable quality of life information to help servicemembers and their families, leaders and service providers in the 'Personal Finance' section of the Web site.

"Armed Forces Legal Assistance Services Locater" (http://legalassistance.law.af.mil/) provides easy access to the nearest legal assistance office.

The final regulation in effect today was released August 31, 2007. It can be viewed online at: http://a257.g.akamaitech.net/7/257/2422/01jan20071800/edocket.access.gpo.gov/2007/pdf/07-4264.pdf .

Consumer Bill of Rights Regarding Tax Preparers

Chapter 432 of the laws of 2008 added Article 24-C to the General Business Law. Contained within Article 24-C is section 372 which is titled *Consumer Bill of Rights Regarding Tax Preparers*. The law is intended to increase consumer protection in the paid income tax preparer industry. As part of providing consumer protection, the law provides certain requirements for tax preparers to follow. The law is effective January 1, 2009.

This memorandum provides a description of Article 24-C.

Definitions

The following definitions apply to the consumer bill of rights regarding tax preparers:

- *Tax preparer* or *preparer* means a person, partnership, corporation, or other business entity that, in exchange for consideration, advises or assists or offers to advise or assist, in the preparation of income tax returns for another.
- *Refund Anticipation Loan (RAL)* means any loan a taxpayer may receive against his or her anticipated income tax refund.

Consumer bill of rights requirements regarding tax preparers

Tax preparers (except those listed in *Exempt preparers* on page 2) are subject to the following requirements under the General Business Law:

Requirement to provide contact information. Tax preparers are required to provide each of their customers with a receipt containing an address and phone number at which the preparer can be contacted throughout the year. If the actual person who prepared the return is an employee, partner, or shareholder of an entity that is a tax preparer, the general address and phone number of the entity should be on the receipt.

Requirement to distribute Publication 135, *Consumer Bill of Rights Regarding Tax Preparers*. The Tax Department is required to produce and make available to tax preparers an informational flier providing certain information for consumers about their rights regarding tax preparers. The flier is Publication 135, *Consumer Bill of Rights Regarding Tax Preparers*, and is available on the Tax Department Web site (*www.nystax.gov*).

As of January 1 of each year, tax preparers are required to obtain the current version of Publication 135 from the Tax Department Web site and reproduce it for their customers. In addition, those tax preparers must give each customer a free copy of Publication 135 **before** any discussions with the customer. Preparers must direct each customer to review the publication and must answer any questions the customer may have regarding the content of the publication.

No later than October 15 of each year, the Tax Department must send a copy of Publication 135 to each tax preparer who has been found to be in violation of the consumer bill of rights requirements regarding tax preparers as stated above.

Note: The Tax Department will not print and mail bulk orders of Publication 135 to tax preparers for distribution to their customers.

Exempt preparers. Certain tax preparers are exempt from the requirement to provide a receipt with contact information and the requirement to give Publication 135 to potential customers. However, all tax preparers are subject to the requirements concerning RALs described in the next section.

The tax preparers that are exempt from the requirements regarding contact information and the Publication 135 are:

- an employee or officer of a business enterprise who is preparing the tax returns of that business enterprise;
- a fiduciary, and the employees of the fiduciary, who advise or assist in the preparation of income tax returns on behalf of the fiduciary estate, the testator, trustee, grantor, or beneficiaries;
- an attorney who advises or assists in the preparation of tax returns in the practice of law, and his or her employees;
- a certified public accountant (CPA) licensed under the New York State education law or licensed by one or more of the states or jurisdictions of the United States, and his or her employees;
- a public accountant licensed under the New York State education law and his or her employees;
- an employee of a governmental unit, agency, or instrumentality who advises or assists in the preparation of income tax returns in the performance of his or her duties; and
- an agent enrolled to practice before the Internal Revenue Service (IRS).

Requirements concerning RALs

All tax preparers, **including** those listed in *Exempt preparers* above, are subject to the following requirements concerning RALs:

Tax preparers are prohibited from advertising RALs as refunds (for example, advertising a RAL as an *instant refund*). Additionally, any advertisement by a tax preparer that mentions

RALs must state conspicuously that a RAL is in fact a loan and that a fee or interest will be charged by the lending institution. The lending institution must be identified in the advertisement.

In addition, **before** a taxpayer enters into a RAL, the tax preparer facilitating the loan must provide the following text in a disclosure statement to the taxpayer, in writing and in at least 14-point type:

> You are not required to enter into this refund anticipation loan agreement merely because you have received this information.
>
> If you do sign a contract for a refund anticipation loan, you will be taking out a loan. You will be responsible for repayment of the entire loan amount and all related costs and fees, regardless of how much money you actually receive in your tax refund.
>
> If you do not take out this refund anticipation loan, you are eligible to receive a gross tax refund of approximately $ (insert amount).
>
> If you do take out this refund anticipation loan, you will be responsible to pay $ (insert amount) in fees for the loan. After these fees are paid, you will receive approximately $ (insert amount) as your loan.
>
> The estimated annual percentage rate of your refund anticipation loan is (insert amount)%. This is based on the actual amount of time you will be lent money through this refund anticipation loan.
>
> If you do take out this refund anticipation loan, you can expect to receive your loan within approximately two business days of (insert date).
>
> If you do not take out this refund anticipation loan, you can still receive your tax refund quickly. If you file your tax return electronically and receive your tax refund through the mail, you can expect to receive your refund within two business days of (insert date). If you file your tax return electronically and have your refund directly deposited into a bank account, you can expect to receive your refund within approximately two business days of (insert date).

A tax preparer is obligated to complete the required disclosure accurately with all relevant information for each taxpayer. In addition, the completed disclosure form must be signed by the taxpayer before he or she enters into a RAL. The Tax Department will not provide the disclosure statement in an official form for tax preparer use.

Note: For purposes of the disclosure statement, the *insert amounts* and *insert dates* apply to the taxpayer's **federal** income tax refund.

Penalties

Any tax preparer who violates any provision in section 372 of Article 24-C of the General Business Law, or any regulation promulgated as a result of that section, is liable for a civil penalty of not less than $250 but not more than $500 for the first violation and, for each succeeding violation, a civil penalty of not less than $500 but not more than $750.

New York City

Tax preparers operating within New York City are not subject to the provisions of Article 24-C of the General Business Law for tax returns actually prepared within the city. Instead, Subchapter 8 of Chapter 4 of Title 20 of the Administrative Code of the City of New York provides rules that apply specifically to tax preparers operating in New York City. For more information on New York City's consumer bill of rights regarding tax preparers, visit the New York City Department of Consumer Affairs Web site (*www.nyc.gov/consumers*) or dial 311 (212-NEW-YORK if you are outside New York City).

Other requirements for tax preparers

For more information on further requirements for income tax preparers, see Publication 58, *Information for Income Tax Return Preparers*. The requirements in the consumer bill of rights regarding tax preparers are in addition to those already found in section 658(g) of the Tax Law.

(General Business Law Article 24-C and Tax Law section 658(g))

NOTE: A TSB-M is an informational statement of existing department policies or of changes to the law, regulations, or department policies. It is accurate on the date issued. Subsequent changes in the law or regulations, judicial decisions, Tax Appeals Tribunal decisions, or changes in department policies could affect the validity of the information presented in a TSB-M.



New York State
Department of Taxation and Finance



New Law Moves Toward Regulation Of Tax Preparer Industry

Some Preparers And Refund Anticipation Loan Facilitators Must Now Register with NYS

FOR RELEASE:
IMMEDIATE, Thursday
November 19, 2009

The New York State Department of Taxation and Finance announced it is implementing a new law aimed at curbing the unscrupulous behavior of some individuals and businesses that prepare tax returns, or facilitate refund anticipation loans offered to clients.

Individuals and businesses who meet certain criteria with regard to tax preparation and tax anticipation refund loans will have to register annually with the Tax Department, and some commercial preparers will also be required to pay an annual $100 fee. Fines for violating these new amendments to the state Tax Law could reach $5,000.

Acting Commissioner Jamie Woodward said, "Although most tax preparers are honest professionals, recent changes to the state Tax Law allow us to take steps to secure long-overdue regulation of unscrupulous individuals within the industry - many with absolutely no background or experience in taxation.

"Anyone in New York, regardless of education, experience, training, or even criminal history, can call themselves a preparer and charge the public for the services they provide. Nearly 60 percent of New York personal income tax returns are prepared with the assistance of someone who is paid for the service. These preparers are uniquely situated to influence taxpayer behavior and become a powerful force behind taxpayers' decisions to voluntarily comply with tax laws or, conversely, to commit tax fraud and other criminal acts."

Current changes in the state Tax Law are the first step in developing minimum qualifications and standards for this industry.

"Just this past year, Governor Paterson and our Legislature directed the Tax Department to begin to register tax preparers who are not otherwise regulated as licensed accountants or attorneys. The legislation also directs the tax commissioner to chair a task force of government and industry representatives, including the IRS, and to make recommendations for minimum education and licensing standards for all tax preparers operating in New York. We are actively organizing this task force now; its findings and recommendations are due to our Legislature by 2012," Woodward added.

Required to register are tax preparers who prepare a substantial portion of a tax return - personal or commercial - for a fee. Those who act as facilitators for making refund anticipation loans or refund anticipation checks must also register with the department.

Excluded from the process are volunteers, clerical workers, attorneys, CPAs and public accountants licensed by the state, and their employees who work on client tax returns.

To register, go online to www.nystax.gov, or call the Tax Department Call Center at 457-1929.

###

Last Modified: November 19, 2009

STATE OF NEW YORK
NEW YORK STATE DIVISION OF HUMAN RIGHTS

NEW YORK STATE, DIVISION OF HUMAN RIGHTS, Complainant, v. JACKSON HEWITT, INC. and JACKSON HEWITT TAX SERVICE, INC., Respondents.	VERIFIED COMPLAINT Pursuant to Executive Law, Article 15 Case No.

The New York State Division of Human Rights ("Division"), with offices at One Fordham Plaza, 4th Floor, Bronx, New York 10458, by Spencer Freedman, charges, on information and belief, pursuant to its authority under the Human Rights Law, Article 15 of the New York Executive Law, that the above-named Respondents violated and continue to violate Human Rights Law § 296 by marketing to, targeting, and selling abusive, high-interest loan products to individuals based on their race and military status. The discriminatory acts alleged are continuing and ongoing.

BACKGROUND

1. It has long been recognized that access to credit is a cornerstone of economic investment, savings, security, and upward mobility. Conversely, as the recent subprime mortgage crisis reveals, abusive credit practices can strip individuals of equity, trigger cycles of debt and economic instability, and devastate whole communities. Such abusive practices are particularly odious and harmful when they target people and communities on discriminatory bases, including their race and military status. Unfortunately, Respondents, Jackson Hewitt Inc. and Jackson Hewitt Tax Service, Inc. (collectively, "Jackson Hewitt") have engaged, and continue to engage, in such practices.

2. In the past several years, numerous tax preparation companies, including Jackson Hewitt, began to expand their services and offer different types of short-term, high-cost loan products to customers. Although different companies refer to these loan products by different names, they are commonly referred to as "pay stub loans," "holiday loans," and "Refund Anticipation Loans" (or "RALs").

3. RALs are offered at the time an individual seeks to utilize a company's tax preparation services. These products provide short-term loans backed by an individual's anticipated tax refund and are marketed as a way for customers to secure quick cash, typically based on a review of their W-2 forms. The loans often include exorbitant fees and costs, and rates of up to 700% annualized, stripping New Yorkers of millions of dollars each year, even though tax payers can receive their refunds from the IRS, at no cost, usually within a week to ten days of filing. According to New Yorkers for Responsible Lending, $1.8 million was drained from New York families every day of the 2004 tax season through high-cost RALs.

4. Pre-File Loans, which include "pay stub" loans and "holiday" loans, typically involve smaller, "quick cash" loans based on an individual's paycheck or prior tax return and include high fees and interest rates, which can hover at an annual percentage rate of as high as 400%. They generally are marketed and issued before tax season and often are designed to tie customers into using the companies' tax preparation services. Because the documentation required to obtain these loans often does not accurately reflect the customer's ultimate tax refund, the fees and repayment owed on these loans can exceed the tax refund itself, sending customers into a cycle of debt and often resulting in loan defaults.

5. By usurping tax refunds through fees, costs, and exorbitant interest on these loans, these products also undermine vital tax credits designed by Congress to support families and the

working poor, including Child Tax Credit benefits and the Earned Income Tax Credit. It is estimated that in 2005 alone, these products stripped $649 million in fees from New York residents eligible to receive the Earned Income Tax Credit, a program designed to reduce or eliminate taxes for low-income working people to lessen the risk that they will spiral into poverty.

6. The abusiveness of these products is well-documented, and these lending practices have faced other legal challenges and government enforcement actions for consumer protection and deceptive practices violations. For example, New York City Consumer Affairs Department settled an action with Jackson Hewitt regarding its RALs practices, as did the California Attorney General just this past year.

7. Recent studies also strongly suggest that these products are specifically targeted toward and have a discriminatory impact on military families and people of color, both of which are protected classes under the Human Rights Law. *See* N.Y. Executive Law § 296.

8. For instance, the Neighborhood Economic Development Advocacy Project ("NEDAP") found that from 2002-2005, the vast majority of RALs were issued in communities of color, and that New York City residents lost $324 million of their tax refunds and credits to RALs-related fees and costs. And a 2004 study conducted by the National Consumer Law Center found that almost twice as many African-American taxpayers were sold RALs compared to White taxpayers.

9. In addition, other recent studies, including an extensive report by the Department of Defense and studies by the Center for Responsible Lending and the Consumer Federation of America, have documented that these abusive, high cost loans are being marketed to and targeted at vulnerable military families.

10. Based on these studies, the Division initiated an investigation into the marketing and sales practices of Jackson Hewitt, among other tax preparation companies.

11. An analysis of the sales and marketing practices of Jackson Hewitt demonstrates that Jackson Hewitt disproportionately targets and sells these abusive products to communities of color and communities with a high concentration of military families, in violation of the Human Rights Law.

Jackson Hewitt

12. Jackson Hewitt, Inc., a Virginia corporation, does business in the State of New York.

13. Jackson Hewitt Tax Service, Inc., a Delaware corporation, does business in the State of New York.

14. Jackson Hewitt Tax Service, Inc. is the second-largest tax preparation company in the country, with 6,501 stores locations nationwide and approximately 360 store locations in New York State.

15. In connection with the business of tax preparation and the provision of products and services, including loan products, Respondents, through their officers, agents, and employees, have engaged in the unlawful actions alleged.

16. Jackson Hewitt markets, promotes, and offers a number of loan products, including Refund Anticipation Loans, promising money secured against a borrower's anticipated tax refund as quickly as within a day.

17. Prior to this tax season, Jackson Hewitt marketed Pre-File Loans (including both Money Now Loans ("MNLs") and Holiday Express Loan Program ("HELP") Loans), offering money in as little as one hour. The amount and terms of these loans were determined by

reviewing a pay check or prior year's tax return to estimate the anticipated refund for the coming tax season.

18. Upon information and belief, in marketing and providing these services, Jackson Hewitt has contemplated that a significant number of these loans would result in a default. The revenue Jackson Hewitt derived from marketing and facilitating these loans was tied in part to the number of loans and loan amounts that ultimately defaulted (obtaining some revenue based on a percentage of the difference between revenue generated and loan amounts in default).

19. And, in fact, on information and belief, the repayment amounts owed on these loans, including the fees, have approached and even exceeded the amount of customers' tax refunds, resulting in increasing debt for the customer and/or a default on the loan. In part, as a result, Jackson Hewitt recently ceased offering these Pre-File Loans moving forward.

20. Beginning this tax season, Jackson Hewitt is marketing and offering MNLs *during* tax season (instead of as a Pre-File product), based on a review of the customer's W-2 forms, continuing to promise money secured against the customer's anticipated tax refund as quickly as within an hour.

21. Its marketing and sale of these products is extraordinarily profitable for Jackson Hewitt. According to its 2007 SEC filing, Jackson Hewitt generated over $80 million in revenue in 2007 from fees related to the facilitation of these loan products -- over 27% of its total revenue.

Jackson Hewitt's Practices in New York

22. Jackson Hewitt markets its loan products throughout New York in numerous ways, including through signage and brochures at its 360 store locations (which exist in approximately 20% of the zip codes in New York State), and through outdoor marketing, including billboards and bus depots, and television and radio advertisements.

23. Although a number of Jackson Hewitt stores are franchises, decisions regarding store locations are determined and approved by the corporate entities, and product development and marketing efforts at the national, regional, and local levels are also directed by corporate. These include brand development, targeted network and local television advertising, outdoor marketing, direct mail marketing, and sponsorship of sports organizations whose fan base reflects what the company views as its the core customer demographic group (including promotion of a NASCAR team called the "#16 National Guard Ford Fusion," and sponsorships of a "National Guard Heroes of the Year" award in connection with its NASCAR affiliation).

24. From 2005 through 2007, Jackson Hewitt facilitated 198,626 RALs and 62,509 Pre-File Loans in New York State.

25. Its sales of loan products in New York increased dramatically between 2005-2007. Specifically, the number of RALs it sold during this period increased approximately 10%, and the number of Pre-File loans jumped almost 500%.

26. Jackson Hewitt has received substantial revenue from both RALs and MNLs, including a significant amount of revenue from fees attached to these loans.

27. An analysis of the Jackson Hewitt's advertising, marketing, and sales of these products demonstrates that Jackson Hewitt disproportionately targets Blacks and Latinos and

military families for abusive, high cost loans, in violation of the New York State Human Rights Law § 296.

Based on the foregoing, Complainant, the New York State Division of Human Rights, charges Respondents with engaging in an unlawful discriminatory practice, in violation of Human Rights Law, and seeks an Order:

1. Requiring Respondents to cease and desist immediately in the engaging of the unlawful conduct described above;

2. Requiring Respondents to comply fully with the provisions of the Human Rights Law in the marketing and sale of its products; and

3. Awarding such other and further relief as may be just and appropriate.

Dated: Bronx, New York
January 17, 2008



SPENCER FREEDMAN

Statement of Jamie Woodward
New York Department of Taxation and Finance

Thank you for the opportunity to appear before you today. I am Jamie Woodward, Acting Commissioner of the New York State Department of Taxation and Finance. First, I want to express to the IRS the support and enthusiasm that I and my colleagues in tax administration in New York have as the agency takes steps to secure long-overdue regulation of the tax return preparer industry.

In recent years, we in New York observed that the tax preparation field was fast becoming a lucrative market for unscrupulous individuals – many with absolutely no background or experience in taxation. Anyone in New York, regardless of education, experience, training, or even criminal history, can call themselves a preparer and charge the public for the services they provide. Nearly 60% of New York personal income tax returns are prepared with the assistance of someone who is paid for the service. These preparers are uniquely situated to influence taxpayer behavior and become a powerful force behind taxpayers' decisions to voluntarily comply with tax laws or, conversely, to commit tax fraud and other criminal acts. Yet there are no state or national standards under which these individuals and businesses operate.

In New York, we are in the first stages of developing minimum qualifications and standards for this industry and we look forward to working with our colleagues at the IRS to effect meaningful change. Just this past year, Governor Paterson and our Legislature directed my Department to begin to register tax preparers who are not otherwise regulated as licensed accountants or attorneys. The legislation also directs the Tax Commissioner to chair a task force of government and industry representatives, including the IRS, and to make recommendations for minimum education and licensing standards for all tax preparers operating in New York. We are actively organizing this task force now; its findings and recommendations are due to our Legislature by 2012. In response to what appeared to be a growing culture of creative tax avoidance fueled by unscrupulous tax preparers, our Department in recent years has devoted significant resources to investigating and prosecuting these preparers. To get a clear view of the extent of the problem, we borrowed investigative techniques more commonly used in rackets investigations – we went undercover. In less than two years, we conducted nearly two hundred covert operations in which our agents posed as taxpayers seeking to hire tax professionals to prepare income or sales tax returns. While our selection of preparers would not be considered random in the scientific sense, we did attempt to select preparers from across a broad spectrum of the community.

Our findings revealed an epidemic of unethical and criminal behavior by these tax preparers. In the 20 months since we began this project we arrested more than 20 preparers and secured 13 convictions. Of course, our investigations are continuing and additional arrests are anticipated. Many of the preparers in our ongoing investigations are cooperating and providing evidence against their clients and others.

Our investigation uncovered fraud by preparers of all types, from store-front operations to licensed, professional CPAs. All used their knowledge of the tax law and tax administration to operate as fraud coaches to help our undercover agents cheat without getting caught. There was nothing subtle about these preparers' sales pitches or their instructions. One told us he was going to give us an "education" in how to hide our money without getting caught. Another said he specialized in preparing "plain vanilla" returns: where taxpayers can cheat without triggering an audit. Many of them told us that we wouldn't get caught if we didn't file and, when we decided to file anyway, they coached us to evade taxes by hiding or destroying our business records, creating new or false records, or by hiding our cash, lying about our income or inflating and creating our expenses.

The returns these preparers created fully reflected their willingness to cheat and encourage others to cheat. All appeared to promote the concept that the calculated risk to cheating was low and full compliance was optional. One preparer suggested that we could get away with reporting only one-tenth of our income. Another - - a CPA - - gave us a choice of paying 25% of the tax we owed, 50%, 75%, or the full tax. One joked that he would use his "magic pencil" to create a false return, and several preparers told us that we could get away with reporting only our credit card sales and not to report any cash transactions on sales tax returns.

In addition to investigating preparers who are fraud coaches, we are also investigating tax preparers who run or facilitate refund mills. These operations create and file thousands of fictional tax returns each year, often taking advantage of less educated, unsuspecting taxpayers and putting them at risk. Our investigators, working with the IRS, have uncovered preparers who "sell" dependents, create and/or steal identities, and then forge documents to escape detection on audit. Through the use of predictive modeling and other audit selection tools, we have been able to identify questionable preparers whose returns we monitor and screen very carefully. Not only has this saved New York taxpayers hundreds of millions of dollars in fraudulent refunds we denied, but it has also helped us initiate criminal investigations and prosecute unscrupulous preparers as a result.

New York recognizes the need to bring oversight to the preparer industry and, as I mentioned, we are starting a registration process. Understanding the states' perspectives and providing a national structure of minimum requirements will go a long way to protect both state and federal revenues and the taxpaying public. It will also head off any potential patchwork that could result if states seek individual solutions. All consumers across the country - - consumers who seek to comply with state and federal tax laws - - deserve the knowledge that our tax preparers are trained and educated in their field.

As to our specific suggestions regarding the development of a national program to regulate the preparer community, I offer the following.

First, we strongly suggest that the IRS register all tax preparers, including CPAs and attorneys. Each preparer should be given a unique registration/license number and pertinent registration information (name, address, registration/license number) should be made public. Further, the IRS should promote data matching and information sharing with and between States regarding investigations or concerns regarding incompetent or unscrupulous preparers. Minimum competency standards should be developed and thought given to requiring continuing education.

Consideration should be given to regulating the terms of refund anticipation loans through the regulation of the preparers themselves. Finally, and perhaps the most difficult, a public education campaign as to the importance of dealing with a reputable preparer is essential.

Whether through enforcement actions or cooperation in creating a much-needed regulatory scheme, New York State stands ready to work with the federal government to achieve meaningful oversight of the tax preparation industry.

Thank you.

Talking Points of Wallace A. Eddleman
Comptroller's Office of Maryland

- Last year, the Comptroller's Office received more than 1.3 million tax returns prepared by paid tax preparers.

- It's safe to bet that the majority of those who use paid tax preparers believed that they were using qualified, certified and registered professionals.

- Unfortunately, they would be mistaken.

- While Maryland tax attorneys, CPA's and enrolled agents who prepare tax returns are licensed, there are many people advertising themselves as tax preparers who are not.

- In the past, anyone could call themselves a tax preparer – whether they were qualified or not.

- And in many cases, these people are definitely not qualified.

- The Comptroller's Office sees firsthand the problems that result from returns prepared by individuals who are, at best, uneducated in the tax area, and, at worst, intentionally deceiving people.

- In many instances, these people promise large refunds and fraudulently complete a taxpayer's return – all while charging exorbitant fees for these shady and unregulated services.

- The result is thousands of taxpayers being hit with high fees and faulty returns being left alone to navigate the confusing and intimidating landscape of tax law.

- They are sold financial products, such as Refund Anticipation Loans, based on their falsely inflated refunds – and are stuck further in debt and forced to pay exorbitant interest rates and fees.

- This type of predatory behavior is of great concern to the Comptroller, and he believes the Maryland Tax Preparers Act is a big step in the right direction.

- This pro-consumer measure helps protect taxpayers against unscrupulous tax preparers.

- It gives the state a method of tracking problem preparers.

- And most importantly, it protects taxpayers from fraudulent and misleading marketing schemes that target the most vulnerable taxpayers in Maryland.

- The eight-person regulatory board created by the law provides a mechanism for ensuring that individuals holding themselves out as tax preparers have the requisite knowledge to prepare a basic tax return.

- The law mandates all professional preparers must be licensed by 2010.

- Preparers with less than 15 years experience must pass an examination with "no less stringent standards" than the special enrollment agents' exam.

- The license is renewed every two years subject to 16 hours of continuing education.

- This law also increases the accountability of tax preparers, because it requires them to sign each return they prepare – holding them responsible for their work.

- Tax preparers are now subject to criminal and civil penalties including up to a $5,000 per violation.

- Additionally, taxpayers can bring civil action against fraudulent preparers themselves under this law.

- Marylanders deserve the highest quality tax preparation services possible and they deserve to be protected from fraudulent preparers who seek only to enrich themselves at the expense of working families and from individuals who hold themselves out as preparers, but lack the skills necessary to prepare a complete and accurate return.

- This law makes it clear that Maryland will no longer allow this kind of deceitful business practice.

- The Comptroller supports any federal legislation or mandates that protect the consumer through licensing and oversight.

- In fact, one of his senior staff is currently assisting with the formulation of Maryland's tax preparer's oversight board.

- The board hopes to be up and running by 2010.

- I'll take any questions now…

TESTIMONY OF

STEVEN L. ANTONAKES

COMMISSIONER OF BANKS

COMMONWEALTH OF MASSACHUSETTS

On

PROPOSALS TO ENHANCE THE COMMUNITY REINVESTMENT ACT

Before the

COMMITTEE ON FINANCIAL SERVICES

UNITED STATES HOUSE OF REPRESENTATIVES

September 16, 2009, 10:00 a.m.

Room 2128 Rayburn House Office Building

Introduction

Good morning, Chairman Frank, Ranking Member Bachus, and distinguished members of the Committee. My name is Steven L. Antonakes and I serve as the Commissioner of Banks for the Commonwealth of Massachusetts. The Division of Banks (Division) is the primary regulator of nearly 250 Massachusetts state-chartered banks and credit unions with total combined assets in excess of $225 billion. The Division is also charged with the licensing and examination of nearly 1,000 non-bank mortgage lenders and brokers, approximately 5,000 individual mortgage loan originators, and an additional 3,500 non-bank financial entities, including check cashers, money transmitters, finance companies, and debt collectors.

I commend you, Mr. Chairman for scheduling this timely and important hearing on strengthening and expanding the Community Reinvestment Act (CRA). CRA was enacted over 30 years ago. The banking industry has since undergone transformational changes, including years of bank consolidation resulting in a small handful of nationwide money center banks that hold a dominant share of the banking market; widespread securitization of mortgage loans; outsourcing of mortgage origination channels resulting in broader access to credit, but weaker controls; and significant improvements in technology which produced new delivery systems, automated underwriting, and risk-based pricing.

However, ongoing disparities between the pricing of loans made to white borrowers versus black and Hispanic borrowers clearly demonstrates that more needs to be done. Unfortunately, it will take years for many urban communities to recover from the devastation of the ongoing foreclosure crisis. More so than ever before, access to sustainable homeownership opportunities in low- and moderate-income neighborhoods will be essential. Simply put, we can not allow the events of the past few years to undo the significant gains in homeownership among our nation's black, Hispanic, and Asian communities that CRA helped enable.

Given today's very different banking landscape, the ongoing financial crisis, and the debate and consideration of the Obama administration's financial regulatory reform initiative, including the creation of a proposed Consumer Financial Protection Agency, it is the appropriate time to consider the CRA's strengths and weaknesses; the law's ongoing relevance; and whether and how the CRA can be modernized to make it even more effective in the years ahead.

In my testimony today, I will primarily focus on three areas. First, I will address the false notion that CRA had a role in causing our ongoing financial difficulties. Second, I will relate the Massachusetts experience over the past 27 years to broaden CRA to cover institutions beyond banks, including state-chartered credit unions and most recently licensed non-bank mortgage companies. Finally, I will conclude my testimony with some thoughts on how the federal Community Reinvestment Act can be further improved to enhance the accessibility of credit in low- to moderate-income neighborhoods and individuals and to ensure such credit is sustainable over the long term.

CRA Played No Role in the Ongoing Financial Crisis

As our foreclosure crisis has deepened, an argument has been advanced recently by some that the subprime crisis was caused, in part, by CRA in that it supposedly encouraged banks to sacrifice underwriting standards to promote increased homeownership opportunities. I started my regulatory career over 19 years ago as a bank examiner charged with conducting CRA examinations. I later managed the Division's CRA examination effort. CRA is arguably the most significant of all banking laws passed in the 1960s and 1970s to address the issue of redlining or refusing to lend in low- and moderate-income communities despite sound lending opportunities. In my view, the supposition that CRA is the root cause of the rise in foreclosures we are seeing today and the turmoil in the credit markets is completely without merit.

First, while CRA requires banks to serve all communities within which they do business, the Act specifically prohibits banks from making unsafe and unsound loans. The drafters of CRA recognized that unsustainable loans are more harmful to consumers and communities than an absence of credit availability. In addition to the obvious safety and soundness concerns, CRA-covered lenders that engaged in high risk lending -- most notably Fremont Investment and Loan, Countrywide, Lehman Brothers, National City, IndyMac, and Washington Mutual, among several others -- should have, at a minimum, been strongly criticized by federal regulators in terms of CRA compliance for originating, funding, and/or purchasing mortgage loans that borrowers could not afford and for the devastating resulting impact on neighborhoods.[1] High CRA ratings awarded in these instances were inappropriate. Accordingly, the misapplication of CRA, not the law itself, was the problem. Banks should have been punished instead of rewarded for marketing, originating, and funding loans that were not affordable or sustainable.

Second, banks, lenders and Wall Street firms did not develop later generations of subprime mortgage loans with increased risk layering and often confusing terms out of an

[1] While Fremont Investment and Loan was ultimately assigned a less than Satisfactory CRA rating by the FDIC in 2008, it previously scored an "Outstanding" CRA rating. Virtually all large banks that had significant concentrations of non traditional mortgage loans also scored "Satisfactory" or "Outstanding" CRA Ratings.

altruistic sense of obligation to meet the needs of low- and moderate-income individuals and communities. Although reduced documentation and option adjustable rate mortgages have existed for many years, they traditionally served a niche, higher income market. There are very few instances in which a reduced documentation loan and its corresponding higher pricing structure would be appropriate for first time homebuyers. Moreover, a finite market should have existed for those interested in paying above market prices in order to provide less documentation to qualify for mortgage credit. Instead, stated income loans became the product of choice. Pushing stated income loans to low-income borrowers for homes they could not afford served only one purpose – greed.

State Consumer Protection Efforts and Massachusetts Application of CRA

The states have long been recognized as laboratories for innovation. Accordingly, many of the nation's key financial consumer protections were first implemented on the state level. For example, Massachusetts had systems for deposit insurance that predated the creation of the Federal Deposit Insurance Corporation. In addition, the federal Truth-In-Lending Act was primarily based on the Truth-In-Lending Act which was enacted in Massachusetts two years earlier. In addition, to date, 35 states, including Massachusetts, and the District of Columbia have enacted subprime and predatory lending laws[2].

More recently, a Massachusetts state law enacted in November 2007, as part of Governor Deval Patrick's sweeping foreclosure prevention legislation[3], now prohibits a lender from making a subprime, adjustable-rate mortgage to a first-time homebuyer unless the applicant affirmatively opts out of a fixed-rate product and receives counseling from a counselor certified by the Division. The purpose of the law was to create a

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[2] Source: National Conference of State Legislatures, www.ncsl.org.

[3] See Chapter 206 of the Acts of 2007.

"vanilla" fixed-rate product that was more appropriate for a subprime borrower. This concept has essentially been included in the Obama administration's regulatory reform plan to exempt certain products from higher regulatory scrutiny.

State efforts to strengthen loan origination practices and develop and implement the Nationwide Mortgage Licensing System (NMLS) to improve the supervision of non-bank mortgage lenders, brokers, and loan originators is another example of state innovation which provided the framework for federal action. The states began developing the NMLS in 2003 as a means for identifying and tracking mortgage entities. Congress embraced this effort through the 2008 passage of the Secure and Fair Enforcement for Mortgage Licensing Act of 2008 (SAFE Act). The SAFE Act sought to raise minimum standards throughout the United States by giving states until July 31, 2009 to pass laws licensing loan originators and to utilize the NMLS. In just a year's time, 48 states and the District of Columbia have enacted legislation to implement the SAFE Act's requirements and another state's legislation remains pending.

Some assert that preserving the rights of the states to promulgate higher consumer protection standards, such as CRA, will balkanize consumer protection standards and create excessively burdensome inconsistencies. Advocates of this position argue they will be forced to operate under a "patchwork quilt" of varying state laws. However, the facts don't support this assertion. When a high federal standard is established – generally based on laws tested at the state level – the states tend to harmonize to the federal standard.

The SAFE Act is a very recent example of a coordinated state-federal approach that is accomplishing important consumer protection goals in addressing weaknesses in mortgage regulation and doing so in a nationally consistent manner. The states implemented the provisions of the SAFE Act in a rapid and seamless manner. As a result of new federal standards that created a floor and not a ceiling, mortgage regulation and applicable law has never been more consistent.

Additionally, the notion that state enforcement will result in disparate standards is also without evidence. States have shown consistency and coordination on landmark nationwide enforcement actions.

But what also must be noted is the importance of preserving that ability of states to act in the absence of adequate federal consumer protections. For the past decade the states have filled significant voids to address issues such as predatory lending, foreclosure scams and data security breaches. There is significant benefit to well-coordinated state-federal regulation in terms of the varying perspectives and incentives. Also, mandating that the federal standards serve as a "floor not a ceiling" to state action will help promote stronger consumer protection and need not lead to the much-maligned "patchwork quilt".

In addition to conducting regular safety and soundness examinations of all state-chartered banks and credit unions, the Division also conducts consumer compliance examinations and CRA and fair lending examinations of all state-chartered banks and credit unions. In Massachusetts, the Division created administrative requirements mandating that state-chartered banks serve their entire communities prior to the passage of the federal Community Reinvestment Act. A specific Massachusetts Community Reinvestment Act was later enacted in 1982.[4]

[4] See Massachusetts General Laws, Chapter 167 §14 and its implementing regulations at 209 CMR 46.00 *et seq.*

Massachusetts Experience Extending CRA to Credit Unions

The Massachusetts CRA has always had broader coverage than the federal law. Massachusetts remains the only state to examine all credit unions, including community, industrial, and other common bonds, for their CRA performance[5]. Extending CRA to credit unions is not as simple as just cutting and pasting the bank regulations and applying them to credit unions. Massachusetts passed the nation's first credit union act and has chartered some of the oldest credit unions in the country. The Division's extensive experience in supervising credit unions and our understanding of the credit union movement has helped us to craft some unique distinctions in the regulations to account for the differences between banks and credit unions.

First, for credit unions that do not serve a geographic area (i.e. industrial credit unions), the notion of an "assessment area" has limited value. Since they can only lend to credit union "members" and since their membership is based on where someone works and not where they live, such credit unions can not be expected to serve a geographic assessment area. Therefore, the Massachusetts CRA regulations[6] allow such credit unions to define their entire membership as their assessment area for the purpose of compliance with CRA.

Second, for small industrial credit unions, the parts of the examination dealing with geography are not considered under the small institution performance standards. This includes the percentage of loans originated inside the assessment area and the geographic distribution of loans. Rather, the Division reviews the credit union's loan-to-

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[5] Connecticut performs CRA examinations of community-based credit unions.
[6] See 209 CMR 46.00 *et seq.*

share ratio, its lending to members of different incomes, and its fair lending performance and record of responding to complaints.

Finally, for large credit unions (those over $1 billion in assets), the Division does not conduct an Investment Test. Since credit unions are severely limited by statute from most investment activity, including investments that might be considered under the Investment Test for large institutions, such a review would be meaningless. Therefore, the Division uses the Lending and Service Tests to evaluate a large credit union's CRA performance.

Massachusetts Effort to Extend CRA to Mortgage Companies

The Massachusetts 2007 foreclosure prevention law also extended Community Reinvestment Act-like requirements to licensed mortgage lenders originating 50 or more mortgage loans a year in the Commonwealth. Thus, Massachusetts became the first state in the nation to extend CRA to non-depository lenders. This is further evidence of how deeply Massachusetts believes CRA is part of the answer to the current economic difficulties and not part of the problem.

The CRA mandate requires the Division to conduct public examinations of licensed mortgage lenders to determine their record of meeting the mortgage credit needs in the Commonwealth. Similar to the Massachusetts experience in supervising credit unions for CRA, the Division has had to make adjustments to its regulations for mortgage lenders. Most importantly, the whole idea of an assessment area is irrelevant for the non-bank mortgage lending industry. These companies do not take deposits and, in many cases, do not have any branches. In fact, many companies do not even have a physical presence in Massachusetts. Therefore, the Division has eliminated any requirement for a mortgage lender to define a specific assessment area and will, instead, evaluate the mortgage lender's performance in meeting the mortgage credit needs throughout the Commonwealth, including both lending and services.

In an effort to increase the pace of lenders responding to homeowners hardest hit by the foreclosure crisis, successful loan modifications completed for delinquent borrowers (or lack thereof) are also assessed during the Division's examination process. In addition to loan modifications, other efforts to prevent foreclosures are reviewed, including loans and services designed to keep delinquent homeowners in their homes.

Finally, the Division has included a suitability standard in its regulations for mortgage lenders. The federal CRA regulations include an assessment of a bank's use of innovative or flexible lending practices in a safe and sound manner to address the credit needs of low- and moderate-income individuals or geographies. The Massachusetts regulations have extended this concept to not only review whether a mortgage lender uses flexible or innovative practices, but also consider the suitability of such products or practices for low- and moderate-income individuals.

The first mortgage lender CRA examinations are being completed by the Division at this time. The first public ratings and public evaluations will be made available shortly.

Suggestions to Improve CRA

In my testimony, I have provided information relative to how Massachusetts has expanded the reach of CRA to include credit unions and non-bank mortgage lenders. In addition, I offer the following ideas for modernizing the CRA and making it made more effective in fulfilling its goals of ensuring access to credit throughout the United States, including communities and individuals of low- and moderate-income.

Require Affiliate Lending to Be Reviewed

Earlier in my testimony, I rejected the false contention that CRA was a contributing factor to the current economic crisis. However, there is another fallacy that is being spread by a few of the defenders of large banks; namely that CRA-covered banks had nothing to do with the subprime mortgage mess. It is true that the vast majority of community banks did not engage in subprime or non-traditional mortgage lending, did not buy subprime loans, did not fund subprime lenders, and did not securitize subprime mortgage-backed assets. However, some of the largest banks in this country were either directly or indirectly involved in the subprime and non-traditional mortgage markets. And yet, in nearly every case, the largest banks have consistently received "Satisfactory" or "Outstanding" CRA ratings.

If CRA mandates that a bank only lend consistent with safe and sound banking practices, how is it then that these large, nationwide banking institutions were able to consistently achieve "Satisfactory" or Outstanding" CRA ratings? Part of the answer may be that the current CRA regulations basically allow banks to only have their "good" loans considered and their "bad" loans can be shielded in either a subsidiary or affiliate institution. The joint CRA regulations of the four federal bank regulators specify that a bank, "at a bank's option", can have the lending, investment, and service activities of an "affiliate" considered. An affiliate can be a subsidiary, a parent organization, or other affiliated company.[7] Because of the way the CRA regulations are ,written, a bank can structure its lending, investments, and services so that activities that enhance its CRA performance are either done directly by the bank or through an affiliate at its choosing. Activities done by an affiliate that might detract from a bank's CRA performance would not be evaluated since no bank would opt to have such activities considered. Even worse, the affiliate option is parsed further to the bank's assessment area. So, for example, a bank could have the activities of an affiliate considered in one assessment area if those activities helped, and opt not to have the activities considered in other assessment areas if the bank thought they might hurt its CRA rating.

A review of some of the largest banking institutions in the country, including some that have recently failed, reveals that most have participated in subprime and non-traditional lending through affiliated institutions. Others have been involved in the subprime market by funding non-bank subprime lending or by buying pools of subprime mortgages. I am not aware of any bank that has opted to have such activities conducted by non-bank affiliates considered as part of its CRA examination.

The regulatory option for affiliate activities has essentially created a loophole for large banks with multiple subsidiaries and other affiliates to game the system. It has also contributed to the belief by some CRA defenders that CRA-covered banks did not play any role in the recent subprime meltdown. I would strongly encourage Congress and the

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[7] *Affiliate* means any company that controls, is controlled by, or is under common control with another company. The term "control" has the meaning given to that term in 12 U.S.C. 1841(a)(2), and a company is under common control with another company if both companies are directly or indirectly controlled by the same company. See 12 CFR 228.12(a) (Board of Governors of the Federal Reserve System), 12 CFR 345.12(a) (Federal Deposit Insurance Corporation), 12 CFR 25.12(a) (Office of the Comptroller of the Currency), and 12 CFR 563e.12(a) (Office of Thrift Supervision).

federal regulators to change this system so that all lending and activities by affiliates of a bank be a mandatory part of the review of a bank's CRA performance.

Increase Review Standards for the Largest Institutions

Existing federal CRA regulations define a large bank as having assets over $1 billion. These institutions are often, in practice, examined every 4 to 5 years if they have previously achieved a CRA rating of "Satisfactory" or "Outstanding". However, as the banking industry has further consolidated, the $1 billion asset threshold has become increasingly antiquated. It seems entirely inappropriate for a $1 billion community bank to be examined under the same schedule and methodology as the nation's largest and most complex institutions which often have assets from $500 billion to over $1 trillion and command large and increasing market share. For example, the nation's largest mortgage lender, Bank of America, was last examined for CRA by the Comptroller of the Currency as of December 31, 2006 for which it received an "Outstanding" rating. Its prior CRA examination was conducted as of December 31, 2001 and it received an "Outstanding"[8] rating. The five years between examinations matches the previous interval since the bank's prior examination in 1996.

Any attempt to improve the application of CRA should seek to ensure that the scope and frequency of CRA examinations is commensurate with a bank's market share. Currently, the focus and scrutiny on smaller banks relative to CRA remains disproportionate to the supervision of our nation's largest banks when you consider the dominant market share the nation's largest banks command. Efforts to further streamline examinations and compliance costs for small banks should be considered while a

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[8] See http://www.ffiec.gov/craratings/default.aspx.

significantly more robust annual examination process should be undertaken for the top 20 bank lenders in the country.

Inconsistent implementation of the federal CRA law is just one more area in which the nation's community banks are held to a different standard than the nation's largest institutions. The nation's behemoth banks are in essence the architects of our financial system, basically dictating the practices and products that dominate the marketplace, and consistently gaming the system of regulatory oversight that is charged with ensuring safety and soundness and protecting consumers. Whether it is by avoiding deposit thresholds designed to enhance competition among institutions, or simply remaining operational long past the point of insolvency, the largest banks are more often than not held to a different standard than community banks.

Downgrade Banks that Originate Unsustainable Home Mortgage Loans

As I noted earlier, our new mortgage lender CRA regulations include a suitability standard. Consideration should be given to require such an assessment under the federal CRA. The origination of unsustainable loans should have an adverse impact on a bank's CRA rating. Accordingly, CRA examinations should be expanded to consider loan performance and any patterns of early payment defaults.

Mandate the Evaluation of Loan Modification Efforts

Existing efforts to modify delinquent mortgage loans have been disappointing. Moving forward, CRA could be utilized to measure the pace, number, and quality of loan modifications for homeowners seeking assistance within the existing Services Test. This type of public analysis of a bank's efforts to modify loans, where appropriate, would perhaps provide the further incentive necessary to take action to avoid unnecessary foreclosures.

Downgrade Banks Whose Partnerships Harm the Underbanked

Congress and regulators should also hold banks accountable for activities conducted outside as well as within their assessment areas that result in the gouging of unbanked or underbanked consumers. The true spirit of CRA embodies an accessible banking industry which promotes savings and increased credit opportunities in order to promote upward economic mobility. Accordingly, CRA should be utilized to downgrade the CRA ratings of banks that engage in partnerships with third parties to offer payday loans, refund anticipation loans, or costly check cashing services. These third party relationships are often utilized by national banks and federal thrifts to evade state consumer protection laws and usury laws by arguing that federal preemption extends to these third party providers. Ideally, these "partnerships" to offer high rate loans or charge high fees for consumers to cash public assistance and social security benefit checks should be outlawed. Until that is accomplished, CRA should be utilized to strongly criticize participating institutions for engaging in these activities regardless of whether they occur within or outside a bank's assessment area.

Conclusion

I commend the Committee for taking the time to consider how CRA can be strengthened and expanded. We have witnessed significant changes since CRA's passage and the last round of significant amendments to its implementing regulations in 1995. Given these changes, I believe now is the right time to modernize the law by expanding its coverage and enforcement, and by ensuring that loans made in low- and moderate-income communities are sustainable. Thank you for the opportunity to testify today. I look forward to answering any questions you may have.

Exhibit A – 209 CMR 46.00 Community Reinvestment

Exhibit B – 209 CMR 54.00 Mortgage Lender Community Investment

Exhibit C – Regulatory Bulletin 2.3-102 CRA Ratings Policy


Print Release


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FOR IMMEDIATE RELEASE
November 23, 2009

Governor Quinn Cracks Down on Predatory Refund Anticipation Loans
Orders Regulators to Revoke Lending Authority

CHICAGO – November 23, 2009. Governor Pat Quinn today announced that he has ordered his Secretary of Financial and Professional Regulation (IDFPR) to bar consumer installment lenders from facilitating high-cost loans based on expected federal or state income tax refunds. Currency exchange stores offering tax preparation services must apply to IDFPR if they wish to offer such loans. Refund Anticipation Loans (RALs) can cost as much as one-third of the total expected refund in interest and fees.

"Families may be tempted by marketing tactics that encourage taking an 'advance' on anticipated tax refunds to buy presents, take vacations or purchase new clothes in time for the holidays," said Governor Quinn. "Taking out a RAL to pay for holiday gifts is too expensive. That's why I acted to limit access to these predatory loans."

Notices were sent today to 128 Illinois Consumer Installment Loan Act (CILA) stores that had authority to offer RALs during the last tax season. Currency exchanges that offered RALs as part of their 'tax preparation services' have been notified that lending will no longer be automatically allowed under the terms of their business licenses. They will have to apply to IDFPR which will determine, as the law requires, whether the proposed service is in the best interest of the public.

"We have worked hard to reduce predatory lending in Illinois, and to encourage families to wait until they can file their taxes in January rather than borrow against themselves," said Brent Adams, Secretary of Financial and Professional Regulation. "Restricting the availability of RALs is a step in the right direction."

According to a 2009 study issued by the Consumer Federation of America and the National Consumer Law Center, the price of a RAL for a typical loan of $3,000 can range from $62 to $110. In Illinois, the interest rate on a RAL can range from 40 percent for a loan of $9,999 to over 700 percent for a loan of $200. Nationwide, consumers paid an estimated $833 million in RAL fees in 2007 to get quick cash for their refunds – essentially borrowing their own money, sometimes at extremely high interest rates.

"Illinois taxpayers should take advantage of the opportunity to file their taxes online in January rather than borrow money now at predatory interest rates. E-filing is free and fast, and taxpayers can see their entire refund direct deposited into their bank accounts. Last year, state refunds were deposited in about a week, and federal refunds averaged just a bit longer," said Brian Hamer, Director, Illinois Department of Revenue.

Once taxpayers have their W-2 and other forms, nearly all Illinois taxpayers can file for free on the Department of Revenue web site at Tax.Illinois.gov, and can also file their federal taxes electronically.



OFFICE OF THE ILLINOIS STATE TREASURER
ALEXI GIANNOULIAS

February 10, 2009

Kati Phillips
(312) 814-5668
kphillips@treasurer.state.il.us

Carina Sánchez
(312) 814-1253
csanchez@treasurer.state.il.us

Giannoulias: Beware of refund anticipation loans

Free tax assistance available statewide

With income tax season upon us, State Treasurer Alexi Giannoulias warned Illinois residents today about the high cost of refund anticipation loans and other "instant" filing offers and urged them to use free assistance and direct deposit alternatives.

Refund anticipation loans (RALs) are actually expensive, short-term loans based on a filer's expected tax refund. They accelerate an income tax refund by less than a week but cost a taxpayer owed $3,000 anywhere from $62 to $110 plus fees, according to the Consumer Federation of America and National Consumer Law Center.

"Refund anticipation loans essentially force you to pay to borrow your own money," said Giannoulias. "It's hard enough to earn a living in this economy without squandering your money on a refund anticipation loan. This is your money, you deserve all of it."

Research shows that rapid refunds are targeted to people with literacy and language barriers who have high school or grade school educations. They also market to people who least can afford them; the majority of RAL users earn less than $35,000 a year and qualify for the Earned Income Tax Credit.

Noting that Jan. 31 was the deadline for employers to mail W-2 forms, Giannoulias cited two organizations that offer low-income residents free tax help and a state site that all residents can use to have their refund direct deposited for free.

- The Center for Economic Progress has free tax filing sites in a dozen Chicago neighborhoods, seven Chicago suburbs and several central and downstate communities. They are open to families with incomes of $45,000 or less or individuals with incomes of $20,000 or less. For more information, call (312) 252-0280 or visit www.economicprogress.org.

- Ladder Up offers a free Tax Assistance Program (known as TAP) at 18 Chicago sites and six Chicago suburbs. They are open to families with incomes of $45,000 or less or individuals with incomes of $20,000 or less. For more information, call (312) 409-1555 or visit www.goladderup.org.

- As part of the IRS-sponsored Tax Counseling for the Elderly (TCE) Program, the AARP Foundation also offers free tax-preparation and e-filing for eligible filers. AARP Tax-Aide is a free tax-assistance service for low- and middle-income taxpayers, with special attention to those 60 and over. Learn more at www.aarp.org/money/taxaide.

- Taxpayers who do not qualify for free tax services can get their Illinois tax refund directly deposited into their bank account in about a week if they file their tax returns electronically at www.tax.illinois.gov. The IRS has free filing for people who make less than $54,000.

"Tax time is 'the time' for families to get ahead. Products such as Refund Anticipation Loans (RALs) shrink that opportunity by leaching money that families desperately need, especially in these difficult times," said David Marzahl, Executive Director of the Center for Economic Progress. "We're proud to stand side by side with Treasurer Giannoulias in our work to protect tax time for low-income families."

When a borrower receives a RAL, the tax preparer lends the amount of the tax refund that is expected, minus interest and fees. Then, when the government sends the actual refund check, usually in seven to 14 days, it is direct deposited into the bank that made the loan.

RALs can easily force a borrower into debt by overestimating a family's refund. For instance, the government can deduct delinquent tax, child support or student loan payments from the refund. That means the borrower can end up owing the tax preparer the difference between the loan and refund – plus interest.

"In these economic times, every dollar counts, and we urge Illinois residents to seek the free tax services available to them," said Robert Burke, Founder of Ladder Up.

In general, the annual percentage interest rate (APR) for a RAL ranges from 50 percent to nearly 500 percent, the Consumer Federation of America reports. If a $40 add-on fee is charged and included in the calculation, the APRs shoot up to between 85 percent and 1,300 percent, the center reports.

The RAL industry drained the refunds of 8.67 million American taxpayers in 2007, costing them $833 million in loan fees plus over $68 million in other fees, the center reports. In addition, another 11.2 million taxpayers spent $336 million on related financial products to receive their refunds.

"RALs are expensive and risky, they take advantage of the people who can least afford them and drive them further into debt," Giannoulias said. "With a little patience, a checking account at a reputable financial institution and direct deposit, every Illinois resident can get their entire tax refund."

The cost of RALs varies by institution. The following costs for a $3,000 return were published in January by the Consumer Federation of America and National Consumer Law Center.

Preparer/Bank	RAL fee	APR	Admin Fee	Total Fee	Total APR
H&R Block/HSBC	$62.14	77%	$20 for a paper check	$82.14	77% or 103%
Jackson Hewitt	$105.95 or $110.45	134% or 140%	None	$105.95 or $110.45	134% or 140%
Independent Preparer /Republic Bank & Trust	$110.45	140%	Unknown	Unknown	at least 140%
Independent Preparer/JPMorgan Chase	$62	77%	Unknown	Unknown	at least 77%

CT Attorney General

Connecticut Attorney General's Office

Press Release

Blumenthal, Sen. Duff And Rep. Barry Seek Protections Against Predatory Tax Refund Anticipation Loans

January 23, 2009

Attorney General Richard Blumenthal, State Sen. Bob Duff, D-Norwalk, and Rep. Ryan Barry, D-Manchester, today -- approaching the height of the tax season -- called for federal legislation to protect consumers from abusive tax refund anticipation loans (RALs).

The Second Circuit Court of Appeals struck down Connecticut's law, which attempted to cap interest rates and require clear consumer disclosures, because it was preempted by federal law.

In a letter to Connecticut's congressional delegation, Blumenthal and Duff urged that Congress -- facing a new day and new administration -- enact legislation or other regulations providing protections at least as stringent as Connecticut's law sought to achieve.

Tax refund anticipation loans are typically marketed by tax preparation businesses to low-income consumers as providing immediate access to an expected tax refund. A consumer pays a loan fee for the RAL, which can amount to an annual percentage rate of as much as 300 percent or more.

Aside from the extraordinary interest rates, RALs put low-income consumers at great risk if their tax refund is lower than anticipated and the consumer remains liable for the full amount of the loan.

"Predatory lenders can turn desperately needed tax refunds into financial nightmares -- particularly for struggling low-income families," Blumenthal said. "We are calling on congress to seize this new day and prohibit tax refund loan abuses -- just as Connecticut attempted years ago.

"Connecticut responsibly prohibited abusive and misleading fees associated with tax refund anticipation loans, but the court struck down our state law. The federal government, under former administration, claimed sole power to protect citizens -- blocking state protections -- but failed to employ its protective powers. The feds should step forward to protect people -- or get out of the way."

Sen. Duff said, "Refund anticipation loans put money in your pocket faster than waiting for a traditional refund, but they do so at a high interest rate and with high fees. In 2006, nine million consumers paid $1 billion in fees on these loans, making them a lucrative business practice for some tax preparers but not necessarily the best choice for taxpayers. The state had very specific regulations in place regarding these loans in order to protect consumers; however, the federal court struck down our law. The federal government should follow our example and make sure that, when these loan products are offered, consumers are not being taken advantage of."

Rep. Barry said, "It is our duty to act swiftly and respond to the court's finding that Connecticut may not enforce this important consumer protection law."

In 2004, Connecticut enacted legislation to regulate the marketing and rates of RALs. The law mandates clear disclosures of the terms of the loan, including fees and annualized percentage rate; restricts the marketing of RALs to tax preparation service providers; and limits the effective interest rate on RALs to 60 percent for the first 21 days of the loan and 20 percent thereafter.

Although marketed by tax preparer businesses, most RALs are actually made by national banks. In Pacific Capital Bank, N.A. v. Connecticut, a national bank challenged the Connecticut statute as preempted by federal law.

Despite the fact that the Connecticut law explicitly does not apply to national banks, but only regulates non-bank tax preparation business that markets the loans, the court concluded that

Connecticut law interfered with the business of a national bank and was therefore preempted. Connecticut has been enjoined from enforcing the law.

Content Last Modified on 1/23/2009 2:58:48 PM

State of California • Department of Justice
OFFICE OF THE ATTORNEY GENERAL
Edmund G. Brown Jr.

News Release

January 03, 2007
FOR IMMEDIATE RELEASE
Contact: (916) 324-5500

Attorney General LockyerAnnounces $5 Million Settlement with Jackson Hewitt to Resolve Suit Alleging Unlawful Practices in Pushing High-Cost Loans

Consumers Who Bought Refund Anticipation Loans to Receive $4 Million in Restitution

(OAKLAND) - Attorney General Bill Lockyer today announced Jackson Hewitt, Inc. will pay $5 million, including $4 million in consumer restitution, to settle a lawsuit filed by Lockyer that alleged the nation's second-largest tax preparation firm violated state and federal laws in marketing high-cost refund anticipation loans (RALs) mainly to low-income customers.

"Jackson Hewitt made a lot of money by pushing customers to take out expensive loans rather than encouraging them to wait a couple of weeks to get their refunds from the IRS for free," said Lockyer. "In the process they deceived consumers and took money from low-income families who can least afford it. They even charged people extra for being poor. This settlement benefits consumers by holding Jackson Hewitt accountable for its conduct, prohibiting the unfair practices we targeted in our lawsuit and requiring the firm to conduct itself in a manner that could set the industry standard."

Lockyer today filed the settlement in Alameda County Superior Court, along with the lawsuit it resolves. Judge Frank Roesch approved the settlement. The complaint alleges Jackson Hewitt violated 13 state and federal laws or rules that regulate debt collection practices, and prohibit unfair business practices, false or deceptive advertising, and unauthorized use or sharing of individuals' tax return information.

The settlement requires Jackson Hewitt to pay $4 million in restitution to customers who purchased same-day "Money Now!" loans, "Accelerated Check Refunds (ACR)," and other products that, according to Lockyer's lawsuit, Jackson Hewitt illegally promoted. The $4 million will provide up to $30 per RAL purchased from 2001 to 2004, up to $15 for other financial products bought from Jackson Hewitt, and full restitution to consumers victimized by the debt collection scheme. In addition to the restitution, Jackson Hewitt will pay $500,000 in civil penalties and another $500,000 to reimburse the Attorney General's Office for its investigation costs.

As described in the complaint, RALs are loans provided to taxpayers, secured by their expected tax refund. Internal Revenue Service (IRS) rules prohibit Jackson Hewitt from providing loans itself, so the company contracted with banks for that purpose. But Jackson Hewitt provided clients the loan applications, filled out the applications, sent the applications to the banks, and distributed the loan checks to customers. Jackson Hewitt's partner banks from 2001-04, the period covered by the lawsuit, were Santa Barbara Bank and Trust (now Pacific Capital Bank) and Household Finance (now HSBC).
(MORE)
Jackson Hewitt Settlement
Page 2

In a typical case, Jackson Hewitt's RAL program worked like this: After calculating a customer's taxes and determining their refund amount, a Jackson Hewitt tax preparer signed up the customer for a RAL. If the bank approved the application, Jackson Hewitt ultimately provided the customer a check - not for the full tax refund amount, but for the estimated refund, minus various fees Jackson Hewitt and its RAL-lending bank charged the customer. Depending on the amount of refund, those fees forced some consumers to pay the equivalent of annual interest exceeding 200 percent.

Additionally, Jackson Hewitt's marketing of RALs was deceptive in a number of ways, according to the complaint. Advertisements portrayed RALs as refunds or "Money Now," instead of loans, the complaint alleges, and omitted information that would have informed consumers the products actually were loans. Jackson Hewitt also misled consumers by stating or implying that ACRs and similar products provided a faster way to get money at tax time than waiting to receive a refund from the IRS, according to the complaint. In fact, consumers who filed tax returns electronically could receive a direct deposit refund from the IRS just as quickly as they could get money from Jackson Hewitt through one of these "accelerated" products.

From 2001-04, California customers bought more than 200,000 RALs and other financial products from Jackson Hewitt, generating millions of dollars in income for the firm.

To indicate how Jackson Hewitt's RAL program targeted the working poor, the complaint notes most of the firm's customers are eligible for the Earned Income Tax Credit (EITC), established by the federal government to provide financial help to low-income families. EITC recipients, however, account for just 20 percent of all taxpayers. Not only did Jackson Hewitt steer EITC recipients into expensive RAL products, the firm also charged them an additional fee ($10) to buy the products, the complaint alleges.

Jackson Hewitt also participated in a deceptive debt collection scheme under the banner of its RAL program, the complaint alleges. Even if Jackson Hewitt's partner bank - or any other RAL-lending bank - believed a customer owed debt on a RAL from a previous year, the customer could still fill out a RAL or other financial product application when they used Jackson Hewitt's tax preparation services. The complaint alleges Jackson Hewitt and the bank did not adequately tell such customers that by signing the RAL or ACR application they agreed to automatic collection on the purported debt, which may not have been owed. The bank denied RAL applications from these customers, and the customers' anticipated refund was used to pay off the alleged debt, plus a fee. "Jackson Hewitt customers believed to owe debt from a prior year have been offered an application for a loan in the amount of their refund, but instead have found themselves in the midst of a debt collection process," the complain alleges.

Additionally, according to the complaint, Jackson Hewitt violated state and federal law by using or sharing customers' tax-return information without their written consent. Jackson Hewitt engaged in these illegal practices to market RALs and help its partner banks collect on debts, the complaint alleges.

The Jackson Hewitt settlement is the second major development in Lockyer's enforcement crackdown on RALs. He filed suit against H&R Block in February 2006, and the case remains pending in San Francisco County Superior Court.

###



HARVARD LAW SCHOOL
CAMBRIDGE, MASSACHUSETTS

ELIZABETH WARREN
LEO GOTTLIEB PROFESSOR OF LAW

PHONE: 617 495 3101
FAX: 617 496 6118
EWARREN@LAW.HARVARD.EDU

Testimony
House Financial Services Committee
"Regulatory Restructuring: Enhancing Consumer Financial Products Regulation"
Wednesday, June 24, 2009

My name is Elizabeth Warren. I'm the Leo Gottlieb Professor of Law at Harvard University and the Chair of the Congressional Oversight Panel.

Washington is a complicated place, and this Committee deals with its fair share of complicated issues. But we are here today because of a problem that can be explained in five blunt words: the credit market is broken.

That problem not only caused the current financial crisis, but it threatens to perpetuate the crisis and also trigger similar economic tragedy in the future.

I'm not here today to talk about everyone who has gotten into trouble on a credit card or who has a mortgage that is too big. The need for personal responsibility is as strong as ever. If someone goes to the mall and charges thousands of dollars to buy things they can't afford, they should have to deal with the consequences. And if someone signs on to buy a five-bedroom home with a spa bath and a media room that they can't afford, they should lose it.

We are here today to talk about broken markets—and about the consequences of those broken markets for hard-working, play-by-the-rules families, for financial institutions competing on a skewed playing field, and for our entire economy.

We all know the value of a well-functioning market. It increases efficiencies and produces prosperity. But when a market is broken, the cost is enormous—not just for consumers, but for everyone.

I'm happy to be here today to talk about how I think we can help fix the broken credit market. And I can sum it up in four words: Consumer Financial Protection Agency.

Tricks and Traps Pricing

I've been around long enough to remember the old model of banking. It's a model that most of us grew up with, as I did in Oklahoma. The model was simple and effective: consumers shopped around for products and terms, and lenders evaluated the creditworthiness of potential borrowers before making loans.

Today, the business model has shifted. Giant lenders "compete" for business by talking about nominal interest rates, free gifts, and warm feelings, but the fine print hides the things that really rake in the cash. Today's business model is about making money through tricks and traps.

There are three problems with this new model.

The first problem hits consumers directly. Plain and simple, consumers cannot compare financial products because the financial products have become too complicated. In the early 1980s, the average credit card contract was about a page long. Today, it is more than 30 pages.[1] It would take hours to parse these contracts, and even then, I'm not sure what the customer would know. I am a contract law professor, and I cannot understand some of the fine print. Even people who try to understand their contracts and who do their best to live up to their side of the bargain fall into traps and get stuck with well-hidden risks.

Part of the problem is some bad regulations that encourage fine print. But much of the problem is part of the business plan. Study after study shows that credit products are designed in ways that obscure the meaning and trick consumers.[2] A 2006 study by the Government Accountability Office (GAO) found that "many [credit card holders] failed to understand key aspects of their cards, including when they would be charged for late payments or what actions could cause issuers to raise rates."[3] Moreover, the GAO found that "the disclosures in the customer solicitation materials and card member agreements provided by four of the largest credit card issuers were too complicated for many consumers to understand."[4]

These findings are reinforced by a 2007 study commissioned by the Federal Reserve Board. That study, based on focus group sessions and one-on-one interviews, found that many consumers have difficulty understanding current credit card disclosures.[5] The Federal Reserve identified terms that many consumers did not understand, including:

- many of the numerous interest rates listed;
- when issuers disclose a range of annual percentage rates (APRs), that their specific APR will be determined by their creditworthiness;
- that the APR on a "fixed rate" credit card product can change;
- what event might trigger a default APR;
- what balances the default APR will apply to;
- how long the default APR will apply;
- what fees are associated with the credit card product;
- how the balance is calculated (*i.e.,* two-cycle billing);
- how payments are allocated among different rate balances;
- the meaning and terms of "grace period" and "effective APR";
- the time, on the due date, that payment is due;
- when the introductory rate expires;

- how large the post-introductory rate is; and
- the cost of convenience checks.

The Federal Reserve Board has revised its regulations under the Truth and Lending Act, but there is no indication that credit card contracts will get shorter and more manageable.[6] Even the more effective disclosure designs that were tested in the study and adopted by the Federal Reserve in the proposed revisions to Regulation Z did not eliminate consumer mistakes.[7]

Mortgage products raise the same concerns. A recent Federal Trade Commission (FTC) survey found that many consumers do not understand, or even can identify, key mortgage terms.[8] A survey conducted by the Federal Reserve found that homeowners with adjustable rate mortgages (ARMs) were poorly informed about the terms of their mortgages.[9] Focusing on closing costs, the Department of Housing and Urban Development (HUD) has concluded that, "[t]oday, buying a home is too complicated, confusing and costly. Each year, Americans spend approximately $55 billion on closing costs they don't fully understand."[10] Mortgage lenders furnish reams of unreadable documents shortly before closing, often leaving people with no practical option but to take whatever terms the lender has filled in.

Survey evidence on other consumer credit products similarly suggests that consumers are only imperfectly informed about the relevant characteristics and costs of these products. For example, payday loan customers, while generally aware of finance charges, were often unaware of annual percentage rates.[11] With respect to another consumer credit product, the tax refund anticipation loan, approximately 50% of survey respondents were not aware of the fees charged by the lender. Survey evidence also suggests that "[m]ost consumers do not understand what credit scores measure, what good and bad scores are, and how scores can be improved."[12]

Consumers who face financial documents that do not communicate the basic terms of a credit agreement cannot make accurate predictions about how much risk they are taking on and cannot make effective comparisons among products.

A straightforward comparison among credit products is now impossible. Bank of America offers more than 400 different credit card products alone on its website—and who knows how many more on college campuses, at malls and through the mail? And how many of these cards include terms that permit the lenders to change any of the terms at any time? It makes little sense to invest in a comparison of terms when those terms can change at the next billing cycle. There are plenty of different cards today, but if consumers have no real ability to compare all the terms—particularly those complex terms that result in fees and higher interest—then there is no well-functioning credit market.

Economists of all stripes agree that thriving markets depend on information. The invisible hand of the market works well only when buyers and sellers both have full information about the value of the items they exchange.

Without information, market innovations do not work. For a clear example of this, consider what happened to Citibank. In 2007, under pressure from this very committee, Citibank took an admirable step and made a public pledge to ban universal default and any-time rate changes—practices that had allowed them to raise interest rates on customers who paid on time. Some members of this committee applauded that step. But a year later, Citi realized that, despite all the fanfare, the cards were still so complex that customers could not tell the difference between credit cards with these terms and credit cards without them. Citibank quietly picked the practice right back up again.[13] In a broken market, a better product does not attract buyers.

Good Products Get Lost

The broken credit market also creates problems for the lenders. The lack of meaningful competition has tilted the playing field between small and large institutions. Large institutions have the capacity to spend billions of dollars on advertisements to lure customers from local and regional banks and credit unions—even when those community banks or credit unions are offering better products with fewer—or no—tricks and traps.

Similarly, our existing body of complicated regulations helps large institutions and hurts the smaller ones. While a big institution can hire an army of lawyers and regulatory compliance specialists—and spread the costs over tens of millions of customers—regulatory costs can put enormous financial pressure on a small institution. In addition, as we have learned painfully, large financial institutions can take huge risks—including shaky consumer mortgages and credit cards—knowing that taxpayers will pick up the tab if they fail. Ironically, the taxpayers are often the same customers who have already paid an enormous price for these financial products. By comparison, smaller institutions know that if they take those risks and fail, they will be closed. The FDIC has closed more than 50 small banks just in the past year.[14] Because the comparison among products is not clear, the playing field between big banks and local banks is not level.

Risky Consumer Credit Increases Systemic Risk

Finally, a third problem with the broken credit markets—systemic risk—is a problem that affects everyone—even those who own their homes, don't have a credit card, and wait to buy a car until they have saved the cash. These risky credit products—particularly home mortgages and credit cards—were bundled up, put into trusts, sliced and diced, and sold to bigger financial institutions and eventually to pension funds and municipal governments.

The broken credit market helped create the crisis we are in now—the crisis that has cost Americans their secure pensions, the crisis that has pushed unemployment to 9.4%, the crisis that has frozen small businesses out of the credit market. The broken credit market has put American taxpayers on the hook for billions in subsidies and trillions in guarantees to shore up our largest financial institutions. We have all been hurt. If we do not fix this, we will be hurt again and again.

The last time we had an economic crisis this big was the Great Depression. In response, Congress and the President acted to prevent future disasters. Those new laws gave us fifty years without such a serious financial crisis. We spent those years building a strong middle class. Just like the 73rd Congress that passed FDIC insurance, making it safe for families to put money in banks and pretty much ending bank runs forever, this Congress has the chance to create a safer system for all of us—and for our children and grandchildren. In times of great crisis, narrow interests give way to an American public looking for Congress to get things right. This is an historic moment, and today you have a rare opportunity to bypass those narrow interests and serve the public interest.

What a Consumer Financial Protection Agency Can Do

I am here today because I believe that the establishment of a Consumer Financial Protection Agency is the best way to get things right. Specifically, I believe it will do four things:

Reduce Systemic Risk

First, it will reduce systemic risk. If we don't feed high-risk, high-profit loans into the system, those risks will not get sliced and diced into questionable asset-backed securities and sold throughout the financial system. If we had had a Consumer Financial Protection Agency five years ago, Liar's Loans and no-doc loans would never have made it into the financial marketplace—and never would have brought down our banking system. The economic system took on so much risk—one household at a time—that it destabilized our entire economy. If we stop feeding these high risk loans into the system on the front end, then we're all safe, and we will not need as much new regulation elsewhere in the system.

Reduce Regulatory Burdens

Second, a single regulatory agency watching out for families and individuals can reduce the overall regulatory burden. Right now, we have layers of contradictory, expensive, and sometimes flat-out useless regulations. We need to cut through all that, to authorize one agency to encourage and help develop some plain-vanilla, safe-harbor mortgages, credit cards, car loans and the like that will automatically pass regulatory muster. Picture it—a credit card contract that is two pages long, clear and easy to read, and that has a few well-lit blanks—the interest rate, the penalty rate, when a penalty will be imposed, and how to get the free gift. Each lender can decide how to fill in the blanks for the cards it wants to sell, and each customer can make quick comparisons to see who is offering the best deals. That is a market that works—cheap for the card issuer and good for the customer. Yes, banks could offer something else, but they have to show it meets basic safety rules—things like whether a customer can read it in four minutes or less. It is time to spend less time and less money on regulations that don't work and pass those savings on to the customers.

Foster Innovation

Third, the Consumer Financial Protection Agency will foster innovation. It is important to distinguish good innovation and bad innovation. Figuring out one more trick that boosts company revenues while picking a customer's pocket is not good innovation. Again, the analogy to physical products is useful. The Consumer Product Safety Commission does not permit manufacturers to "innovate" by cutting down on insulation or removing shut off switches. Safety is the baseline, so toaster manufacturers compete by coming up with better products at lower prices. That's innovation that works. Likewise, the proliferation of bad products can in fact hinder the innovation of good products. When the FDA began keeping sugar pills off the market, the pharmaceutical industry had more incentive to innovate and develop those safe products. Again, that is a market that works.

Some are arguing that the Agency will limit consumer choice. They say that consumers should choose the products they want for themselves without Big Brother stepping in. But how can consumers pick the products they want when they are unable to make real comparisons between them? What kind of choice is presented by stacks of paper with incomprehensible legalese—and a billion-dollar ad campaign to sell consumers on the highest-profit items? The Agency will fix the market by putting consumers in a position to make the best decisions for themselves. The financial institutions who have profited from hiding tricks and traps in the fine print may not like reform, but that is what happens when markets work like they should.

Level the Playing Field by Putting Someone on the Consumer's Side

Fourth, the Agency will provide a regulatory home for specialists who care about this issue and whose priority is to level the playing field and give American families a fair shake. We need an agency that allows regulators to make consumers their first priority—not where consumer protection plays second fiddle to bank profitability. We need specialists who won't just be on the bottom rung of an agency dedicated to other priorities.

If you have any doubts about whether a Consumer Financial Protection Agency can work, just look to history.

The FDIC was opposed by the big banks.[15] Would we be better off today if it hadn't been set up to insure deposits?

The FDA gets its fair share of criticism, but would we better off if we could still buy pharmaceuticals from anyone with a bathtub and some chemicals or if no one checked for carcinogens in our cosmetics?

The Consumer Product Safety Commission isn't perfect, but would we better off with fewer protections over infant car seats, bb guns, or lead in children's toys?

People are alive today because agencies made sure that products were safe. Markets work better today because agencies put basic safety regulations in place, so that competition is about things consumers can see. People who charge too much or who buy houses they cannot afford shouldn't be bailed out, but everyone should have a fighting chance to make good financial decisions.

You have a rare opportunity—in this committee and in this Congress—to get things right. Now is the time for a Consumer Financial Protection Agency to repair a broken market, to give families the properly functioning credit market that they deserve, to level the playing field among financial institutions, and to prevent the next economic crisis.

---

[1] Brian Grow and Robert Berner, *About that New, "Friendly" Consumer Product*, BusinessWeek (Apr. 30, 2009); Mitchell Pacelle, *Putting Pinch on Credit Card Users*, Wall Street Journal (July 12, 2004). For example, Citibank's credit card agreement was about 600 words—one page of normal type.

[2] For a more detailed discussion of the difficulties customers face in trying to decipher their credit agreements, *see* Oren Bar-Gill and Elizabeth Warren, *Making Credit Safer*, University of Pennsylvania Law Review (2008) (online at www.pennumbra.com/issues/article.php?aid=198). The research from that paper is summarized here.

[3] United States Government Accountability Office (GAO), *Credit Cards: Increased Complexity in Rates and Fees Heightens Need for More Effective Disclosures to Consumers*, at 6 (2006) (GAO-06-929) (online at www.gao.gov/new.items/d06929.pdf).

[4] *Id.* Edward Yingling, the President and CEO of the American Bankers Association, admitted that the complexity of their products and contracts confuses consumers. House Subcommittee on Financial Institutions and Consumer Credit, Testimony of Edward Yingling, *Hearing on Credit Card Practices: Current Consumer Regulatory Issues*, 110th Cong. (Apr. 26, 2007) (online at www.house.gov/financialservices/hearing110/htyingling042607.pdf) (acknowledging that the increased complexity of credit cards confuses consumers and can result in a difficult financial situation). Comptroller of the Currency

John Dugan similarly acknowledged that current credit card disclosure rules should be changed to improve consumers' ability to make well-informed decisions. *See* House Subcommittee on Financial Institutions and Consumer Credit, Testimony of John Dugan, *Hearing on Improving Credit Card Consumer Protection: Recent Industry and Regulatory Initiatives*, 110th Cong. (June 7, 2007) (online at www.house.gov/financialservices/hearing110/htdugan060707.pdf). After problems have increased for 30 years, the Federal Reserve Board and Office of Comptroller of the Currency recently made some revisions under TILA. *See* Federal Reserve Board, *Press Release* (May 2, 2008) (online at www.federalreserve.gov/newsevents/press/bcreg/20080502a.htm).

[5] *See* Macro International, *Design and Testing of Effective Truth in Lending Disclosures*, at ii-x (May 16, 2007) (online at www.federalreserve.gov/dcca/regulationz/20070523/Execsummary.pdf) (hereinafter "Disclosure Efficacy Study").

[6] *See* Federal Reserve Board, *Press Release* (May 23, 2007) (online at www.federalreserve.gov/newsevents/press/bcreg/20070523a.htm).

[7] *See* Disclosure Efficacy Study, *supra* note 5 (throughout the report, a comparative qualitative assessment is provided for different disclosure designs; the proposed designs were shown to be more effective, but not fully effective).

[8] *See* James M. Lacko and Janis K. Pappalardo, *Improving Consumer Mortgage Disclosures: An Empirical Assessment of Current and Prototype Disclosure Forms*, Federal Trade Commission Bureau of Economics Staff Report (June 2007) (online at www.ftc.gov/os/2007/06/P025505MortgageDisclosureReport.pdf). For example, 95% of respondents could not correctly identify the prepayment penalty amount, 87% could not correctly identify the total up-front charges amount, and 20% could not identify the correct APR amount.

[9] *See* Brian Bucks and Karen Pence, *Do Homeowners Know Their House Values and Mortgage Terms?*, Federal Reserve Board, at 26-27 (Jan. 2006) (online at www.federalreserve.gov/pubs/feds/2006/200603/200603pap.pdf).

[10] U.S. Department of Housing and Urban Development, *News Release* (June 27, 2005) (online at www.hud.gov/news/release.cfm?content=pr05-091.cfm).

[11] *See* Gregory Elliehausen, *Consumers' Use of High-Price Credit Products: Do They Know What They Are Doing?*, Networks Financial Institute, at 29 (May 2006) (online at www.networksfinancialinstitute.org/Lists/Publication%20Library/Attachments/73/2006-WP-02_Elliehausen.pdf); Gregory Elliehausen and Edward C. Lawrence, *Payday Advance Credit in America: An Analysis of Customer Demand*, Georgetown University Credit Research Center, at 2 (Apr. 2001) (online at www.cfsa.net/downloads/analysis_customer_demand.pdf).

[12] *See* Consumer Federation of America & Providian, *Most Consumers Don't Understand Credit Scores According to a New Comprehensive Survey* (2004).

[13] Eric Dash, *Citibank Considers Repealing a Pledge and a Slogan with It*, New York Times (June 25, 2008) (citing Citibank officer explaining why the company was reinstituting the practices it had dropped).

[14] Federal Deposit Insurance Corporation, *Bank Failures & Assistance* (www.fdic.gov/BANK/HISTORICAL/BANK/index.html) (accessed June 14, 2009).

[15] Mark D. Flood, *The Great Deposit Insurance Debate*, Federal Reserve Bank of St. Louis (July/August 1992) (online at www.research.stlouisfed.org/publications/review/92/07/Deposit_Jul_Aug1992.pdf).


Congressman Xavier Becerra
Representing California's 31st District
And Serving as Vice Chair of the House Democratic Caucus

Friday, March 19, 2004

REP. BECERRA ANNOUNCES NEW LEGISLATION TO PROTECT LOW-INCOME TAXPAYERS FROM $1.5 BILLION DRAIN

WAYS AND MEANS LAWMAKER AND GOODWILL SOUTHERN CALIFORNIA TEAM UP TO HIGHLIGHT VITA SITES

LOS ANGELES – Representative Xavier Becerra (CA – 31), the only congressional member from Southern California on the House Committee on Ways and Means, hosted a press conference at Goodwill Southern California today to highlight the positive impact volunteer income tax assistance sites have on low-income taxpayers and to announce his newest piece of legislation, H.R. 3983, "The Low-Income Taxpayer Protection Act of 2004." H.R. 3983 takes a two-pronged approach aimed at assisting low-income taxpayers in preparing and filing their tax returns and protecting taxpayers from unscrupulous refund anticipation loan providers. RALs are immediately available high interest loans offered commercially to taxpayers and secured by their anticipated tax refunds with annualized interest rates ranging from 97 to 2,000 percent.

According to a report prepared by the Consumer Federation of America and the National Consumer Law Center entitled "All Drain, No Gain," RAL fees cost consumers approximately $1.14 billion in 2002, up nearly $200 million from the year before. Additional fees for electronic filing, "document preparation," and "applications" added another $406 million to the total. Families who can afford it the least are suffering a $1.5 billion drain on their tax refunds.

"Far too many of my constituents for far too long have fallen prey to RALs. I am pleased to join with my friend and colleague from New Mexico, Senator Bingaman, in this effort," Rep. Becerra said. "This is an egregious practice that must come to an end and our bill combats these problems head on."

H.R. 3983 is the House companion to S. 685 sponsored by Senators Jeff Bingaman of New Mexico and Daniel Akaka of Hawaii, which would provide additional assistance for low-income taxpayers in preparing and filing their tax

returns and protecting them from unscrupulous RAL providers.
"At first blush, RALs might look like an attractive way for tax filers to get a quick turnaround on their refunds," Senator Jeff Bingaman said. "But in the hands of unscrupulous lenders, RALs turn out to be nothing more than a scheme that prevents low-income Americans from getting the full benefit of their tax refund. We should put an end to this practice."

Expanding the scope and influence of VITA sites would be a significant step in curtailing the influence of RALs. Goodwill Southern California is a VITA site host that opens its doors annually to allow low-income taxpayers to sit down with volunteers and complete their tax returns. In most instances, these taxpayers are unaware of the various intricacies of the tax code, like the EITC, that are meant to help them save money. H.R. 3983 would create a $10 million matching grant program for the VITA program. At current, VITA only receives in-kind contributions from the federal government.

"Providing free tax preparation assistance along with information regarding earned income tax credit benefits is just one of the ways Goodwill Southern California fulfills its mission of helping individuals become self-sufficient," Doug Barr, President and CEO of Goodwill Southern California, said.

Rep. Becerra is also the author of H.R. 1782, legislation that would strengthen and simplify the Earned Income Tax Credit, which has proven to be a critically important federal program that benefits hundreds of thousands of low and moderate income working families in Los Angeles.

# # #



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1934 Act/Rule 14a-8

January 11, 2010

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: JPMorgan Chase & Co.
Shareholder Proposal of Community Reinvestment Association of North Carolina
Securities Exchange Act of 1934 Rule 14a-8

Dear Ladies and Gentlemen:

We submit this letter on behalf of our client JPMorgan Chase & Co., a Delaware corporation (the ***"Company"***), which requests confirmation that the staff (the ***"Staff"***) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the ***"Commission"***) will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934 (the ***"Exchange Act"***), the Company omits the enclosed shareholder proposal (the ***"Proposal"***) and supporting statement (the ***"Supporting Statement"***) submitted by the Community Reinvestment Association of North Carolina (the ***"Proponent"***)[1] from the Company's proxy materials for its 2010 Annual Meeting of Shareholders (the "***2010 Proxy Materials***").

Pursuant to Rule 14a-8(j) under the Exchange Act, we have:

- enclosed herewith six copies of this letter and its attachments;
- filed this letter with the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2010 Proxy Materials with the Commission; and

[1] The Neighborhood Economic Development Advocacy Project originally sought to serve as a co-filer of the Proposal but withdrew by letter to the Company dated December 16, 2009 and received by the Company on December 17, 2009. All correspondence between the Company and the Neighborhood Economic Development Advocacy Project relating to the Proposal is attached hereto in Exhibit A.

- concurrently sent copies of this correspondence to the Proponent.

A copy of the Proposal and Supporting Statement, the Proponent's cover letter submitting the Proposal, and other correspondence relating to the Proposal are attached hereto as Exhibit A.

I. SUMMARY OF THE PROPOSAL

On December 1, 2009, the Company received a letter from the Proponent containing the Proposal for inclusion in the Company's 2010 Proxy Materials. The Proposal requests that the Company's Board of Directors "implement a policy mandating that the Company cease its current practice of issuing Refund Anticipation Loans."

II. EXCLUSION OF THE PROPOSAL

A. Bases for Exclusion of the Proposal

As discussed more fully below, the Company believes that it may properly omit the Proposal from its 2010 Proxy Materials in reliance on the following paragraphs of Rule 14a-8:

- Rule 14a-8(i)(3), as the Proposal is materially false and misleading; and
- Rule 14a-8(i)(7), as the Proposal deals with a matter relating to the Company's ordinary business operations.

B. The Proposal May Be Excluded in Reliance on Rule 14a-8(i)(3), as it is Materially False and Misleading

Rule 14a-8(i)(3) permits a company to omit a proposal or supporting statement, or portions thereof, that are contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false and misleading statements in proxy materials. The Company believes that, because the Proposal is premised on materially false and misleading statements to the extent that it would "require detailed and extensive editing in order to bring [it] into compliance with the proxy rules,"[2] the Proposal may be omitted in its entirety. The Company acknowledges that there are cases in which a proposal may be revised under Rule 14a-8(i)(3) to render it not materially misleading or false. In this instance, however, because the Proposal is fundamentally based upon material misrepresentations, the Proposal should be omitted in its entirety. *See State Street Corporation* (March 1, 2005).

There are numerous materially false and misleading statements in the Proposal and Supporting Statement. However, the most fundamental misstatement is the assertion that the

---

2 Staff Legal Bulletin No. 14 (July 13, 2001), reiterated in Staff Legal Bulletin No. 14B (September 15, 2004).

Company's refund anticipation loans (***"RALs"***) are "predatory." The Proposal defines RALs as "short-term, high-cost, loans issued to consumers for their expected federal tax refund" and argues that the Company's RALs are predatory because they "provide little economic value to borrowers." However, the Proposal does not offer and the Company does not believe that there is any reasonable basis for the Proponent's statement that the RALs originated by the Company are predatory.

Although there is no generally agreed upon definition of "predatory lending," an audit report on predatory lending from the Office of the Inspector General of the FDIC broadly defines predatory lending as "imposing unfair and abusive loan terms on borrowers."[3] Additionally, the Staff has received a series of no-action requests[4] related to predatory lending proposals that have generally used the term in reference to certain lending practices, including:

- Credit life insurance being implied as necessary to obtain a loan (packing);
- Loans refinanced with high additional fees rather than working out a loan that is in arrears (flipping);
- High prepayment fees, with prepayment penalties applying for more than three years;
- Borrowers with inadequate income receiving loans, who will then default; and
- Unnecessarily high fees.

RALs originated by the Company do not have any of the characteristics mentioned above. In fact, RALs are specifically designed so that the borrower's anticipated tax refund will be sufficient to repay the loan in full. The Company offers its RALs through independent tax preparers, who must provide prospective borrowers with detailed disclosures about RALs before accepting an application for a RAL. These disclosures, including a one-page fact sheet explaining in simple terms that a RAL is a bank loan requiring repayment, set forth the costs and requirements associated with a RAL. In addition, the disclosures explain that a taxpayer is not obligated to apply for a RAL to get his or her refund and lists all fees, sample calculations, the Annual Percentage Rate (***"APR"***), and delivery times for IRS refunds versus bank products. In addition, the Company advises RAL borrowers that they may cancel their transaction and repay their loan within 72 hours after entering into the transaction, in which case the Company's RAL fees are refunded. At all times, the Company complies with applicable federal and state rules and requires the tax preparers offering its RALs to do so as well.

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[3] Report No. 06-011, June 2006, *available at*: http://www.fdicoig.gov/reports06/06-011.pdf.

[4] *See, e.g. JPMorgan Chase & Co.* (March 4, 2009); *Wells Fargo & Company* (February 11, 2009); *Wells Fargo & Co.* (February 21, 2006); *Bank of America Corp.* (February 23, 2006); *Conseco, Inc.* (April 5, 2001); *Associates First Capital Corp.* (March 13, 2000).

In its attempt to portray RALs as predatory, the Proposal makes the materially false and misleading allegation that the Company's APR for RALs is 77%. In fact, the Company issues its standard RALs in return for a fixed origination fee of 1% of the amount of the RAL, which is always fully disclosed in advance. Under federal truth-in-lending regulations, this fee must be included when calculating the APR for the loan. APR calculations often result in high APRs when fixed fees for short term borrowing are annualized. Since RALs are generally outstanding for only a short period of time, these fees can result in a high APR calculation -- as would any other one-time fee paid for a service. In this case, the APR for the Company's standard RAL is approximately 31%, as disclosed pursuant to Federal Reserve Regulation Z. The Proponent calculates a much higher APR -- and one that is materially false and misleading -- by including a separate fee charged for establishing a temporary account to receive a direct deposit of the tax refund (a product the Company offers to all eligible taxpayers who want to receive their refund electronically). Therefore, not only is the APR for this product not unnecessarily high or predatory, the Proposal's entire argument rests on a materially false and misleading claim.

Finally, the Proposal employs numerous vague assertions in an attempt to bolster its characterization of RALs as predatory. For instance, the Proposal states that RAL providers "target low-income individuals," that 73% of RAL borrowers were "low income," and that RALs provide "little economic value" and "do not constitute responsible lending." These statements are vague and undefined in the Proposal -- the definitions of "low income," "economic value," and "responsible lending" may be reasonably interpreted differently by each reader -- and they are also unsubstantiated and materially false and misleading. In fact, RALs are marketed by numerous tax preparation companies to most, if not all of their clients. Regardless of income level, a RAL provides the valuable opportunity to pay for, and therefore access, the services of a tax preparer using the borrower's anticipated tax refund. RALs clearly offer "economic value," as evidenced by the continued demand for RALs by consumers. Moreover, the Company has a long history of responsible lending practices and believes that RALs are one of its many responsibly-offered products. The vague nature of the Proposal's assertions prevents the Company's shareholders from being able to evaluate the Proposal's claims, the true nature of RALs, and the intent of the Proposal.

The Proposal's characterization of RALs as predatory is material to a voting decision, as the Proposal rests entirely upon that false premise. The Proposal and Supporting Statement employ numerous materially false and misleading assertions in an attempt to support that characterization. However, as RALs are simply one of the Company's many widely-available loan products and are not predatory, the underlying premise of the Proposal is materially false and misleading. This is compounded by the myriad materially false and misleading recitals in the Proposal, which are presented without definition or substantiation. As a result of these materially false and misleading recitals, shareholders would not be able to adequately evaluate the Proposal's and Supporting Statement's conclusory misstatements characterizing RALs. The Proposal and Supporting Statement both include numerous materially false and misleading statements and are based on a materially false and misleading description of RALs. Accordingly, based on the foregoing analysis, the Company believes that it may properly omit the Proposal and Supporting Statement from its 2010 Proxy Materials in reliance on Rule 14a-8(i)(3).

C. The Proposal May Be Excluded in Reliance on Rule 14a-8(i)(7), as it Deals With a Matter Relating to the Company's Ordinary Business Operations

A company is permitted to omit a stockholder proposal from its proxy materials under Rule 14a-8(i)(7) if the proposal deals with a matter relating to the company's ordinary business operations. In Commission Release No. 34-40018 (May 21, 1998) (the ***"1998 Release"***), the Commission stated that the underlying policy of the "ordinary business" exception is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." The Commission further stated in the 1998 Release that this general policy rests on two central considerations. The first is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Importantly, with regard to the first basis for the "ordinary business" matters exception, the Commission also stated that "proposals relating to such matters but focusing on sufficiently significant social policy issues (*e.g.*, significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote."

As addressed below, the Proposal clearly relates to the Company's ordinary business operations -- it addresses the particular terms of products and services offered by the Company.

1. The Proposal addresses fundamental management decisions regarding the products the Company may offer

The Company is a global financial services firm that specializes in investment banking, financial services for consumers, small business and commercial banking, financial transaction processing, asset management, and private equity. As such, the Proposal relates to the Company's ordinary business operations because it involves the Company's decisions to originate and manage certain loans. The Company's decisions as to whether to offer a particular product to its clients and the manner in which the Company offers those products and services, including pricing, are precisely the kind of fundamental, day-to-day operational matters meant to be covered by the ordinary business operations exception under Rule 14a-8(i)(7).

The Staff has concurred that proposals relating to credit policies, loan underwriting, and customer relations relate to the ordinary business operations of a financial institution and, as such, may be omitted under Rule 14a-8(i)(7). *See, e.g., Bank of America Corp.* (February 27, 2008) (concurring in the omission of a proposal requesting a report disclosing the company's policies and practices regarding the issuance of credit cards because it related to "credit policies, loan underwriting and customer relations"); *Bank of America Corp.* (February 21, 2007) (concurring in the omission of a proposal requesting a report on policies against the provision of services that enabled capital flight and resulted in tax avoidance); *JPMorgan Chase & Co.* (February 26, 2007) (concurring in the omission of a proposal requesting a report on policies against the provision of services that enabled capital flight and resulted in tax avoidance); *Citigroup Inc.* (February 21, 2007) (concurring in the omission of a proposal requesting a report on policies against the provision of services that enabled capital flight and resulted in tax avoidance); *H&R Block, Inc.* (August 1, 2006) (discussed below); *Banc One Corp.* (February 25, 1993) (concurring in the omission of a proposal requesting the adoption of procedures that would consider the effect on customers of credit application rejection). As in those prior situations in which the Staff has expressed the view that a company may omit a proposal in reliance on Rule 14a-8(i)(7), the Proposal's subject matter regards the Company's decisions to sell certain financial products.

The Staff took the position that a proposal very similar to the Proposal could be omitted in *H&R Block, Inc.* (August 1, 2006). In *H&R Block*, the company expressed its view that a proposal requesting the company's board of directors to implement a policy to "cease its current practice of issuing high-interest Refund Anticipation Loans," "develop higher standards for any future issuance of RALs," and ensure that the interest rate and accompanying fees of any future RALs "are reasonable and in compliance with all applicable laws" related to the company's ordinary business operations without raising a significant social policy issue. In particular, H&R Block indicated that RALs did not fall within the accepted framework for "predatory lending practices" and that "the Proponent's claim that RALs are unreasonably expensive is merely a repackaging of prior claims by consumer advocates and class action plaintiffs and their counsel that RALs are usurious, a position that the Supreme Court has rejected. See *Beneficial National Bank v. Anderson, 539 U.S. 1, 123 S. Ct. 2058 (2003).*" The Staff concurred that the proposal could be omitted in reliance on Rule 14a-8(i)(7).

Omission of the Proposal is further supported by a long line of precedent recognizing that proposals addressing a financial institution's participation in a particular segment of the lending market relate to ordinary business matters and may be omitted under Rule 14a-8(i)(7). *See, e.g.*, *Washington Mutual, Inc.* (February 5, 2008) (concurring in the omission of a proposal that related to the company's mortgage originations and/or mortgage securitizations); *Cash America International, Inc.* (March 5, 2007) (concurring in the omission of a proposal that requested the appointment of a committee to develop a suitability standard for the company's loan products, and to determine whether loans were consistent with the borrowers' ability to repay and for an assessment of the reasonableness of collection procedures because it related to "credit policies, loan underwriting and, customer relations"); *Bank of America Corp.* (February 21, 2007) (concurring in the omission of a proposal requesting a report on policies against the provision of services that enabled capital flight and resulted in tax avoidance); *H&R Block Inc.* (August 1, 2006) (discussed above); *Wells Fargo & Co.* (February 16, 2006) (concurring in the omission of a proposal that requested a policy that the company would not provide credit or banking services to lenders engaged in payday lending because it related to "credit policies, loan underwriting and customer relations"); *Citicorp* (January 26, 1990) (concurring in the omission of a proposal that related to the development of a policy to forgive a particular category of loans under the predecessor to Rule 14a-8(i)(7)).

> *2.* ***The Proposal seeks to change particularly complex policies, on which the shareholders are generally not in a position to make an informed judgment***

The Staff repeatedly has recognized that the policies applied in making lending and credit decisions are particularly complex business operations about which shareholders are not in a position to make an informed judgment. For example, in *BankAmerica Corp.* (February 18, 1977), the Staff noted that "the procedures applicable to the making of particular categories of loans, the factors to be taken into account by lending officers in making such loans, and the terms and conditions to be included in certain loan agreements are matters directly related to the conduct of one of the [c]ompany's principal businesses and part of its everyday business operations." *See also, e.g., Mirage Resorts, Inc.* (February 18, 1997) (concurring in the omission of a proposal relating to business relationships and extensions of credit); *BankAmerica Corp.* (March 23, 1992) (concurring in the omission of a proposal dealing with the extension of credit and decisions and policies regarding the extension of credit). Similarly, the Proposal focuses on the business terms of the Company's lending products (for example, referencing the specific interest rates charged by the Company and the exact number of days in the term of loans made by the Company) to an extent and detail that would not be appropriately managed through the shareholder proposal process.

Therefore, because the Proposal seeks to restrict the Company's lending practices -- quintessential ordinary business matters for financial institutions -- and because the Proposal addresses the particularly complex matters of the terms and structure of the Company's products, the Proposal may be properly omitted under Rule 14a-8(i)(7).

> *3.* ***The Proposal's focus on ordinary business matters is not overridden by a significant policy concern***

The Proponent attempts to cast the Proposal as raising a "significant social policy issue" by simply asserting that RALs are predatory. The Company recognizes that the Staff has not concurred with the omission under Rule 14a-8(i)(7) of proposals that specifically address alleged predatory lending practices or discriminatory lending practices based on race or ethnicity. *See, e.g. JPMorgan Chase & Co.* (March 4, 2009) (proposal requesting that the Board prepare a report on "practices commonly deemed to be predatory"); *Wells Fargo & Company* (February 11, 2009) (proposal requesting the Board prepare a report evaluating the company's credit card marketing, lending and collection practices with respect to practices commonly deemed to be predatory); *Wells Fargo & Co.* (February 21, 2006) (proposal requesting the company produce a report explaining the racial and ethnic disparities in the cost of loans provided by the company may not be omitted under Rule 14a-8(i)(7)); *Bank of America Corp.* (February 23, 2006) (proposal requesting the development of standards to preclude the securitization of loans involving predatory practices may not be omitted under Rule 14a-8(i)(7)); *Conseco, Inc.* (April 5, 2001) (proposal requesting the establishment of a committee of outside directors to develop and enforce policies to ensure that the company does not engage in predatory lending practices may not be omitted under Rule 14a-8(i)(7)); *Associates First Capital Corp.* (March 13, 2000) (proposal to establish a committee of outside directors to develop and enforce policies to ensure "that accounting methods and financial statements adequately reflect the risks of subprime lending and . . . employees do not engage in predatory lending practices").

However, the Proposal is easily distinguishable from these letters, as the Proposal is not addressed to either predatory or discriminatory lending practices but instead focuses on the company's ordinary business decisions to originate and manage a particular portfolio of loans. Even if the Staff does not take the view that the statements in the Proposal are so materially false and misleading as to warrant the omission of the entire Proposal under Rule 14a-8(i)(3), the Proposal's characterization of RALs as predatory is clearly unsubstantiated and false. Moreover, the Proposal does not address the prevention of practices that might take advantage of low-income borrowers or that might have a disparate impact on a particular racial group, gender, religion, or national origin -- goals that the Company shares and that would represent a significant social policy concern appropriate for shareholder action -- the Proposal instead seeks to ban any type of short-term consumer loan designed to be re-paid by a tax refund ***regardless of the circumstances***. The Proposal addresses no larger social policy, instead it addresses only the Company's decision to sell a particular product. As such, the Proposal may be omitted from the Company's 2010 Proxy Materials in reliance on Rule 14a-8(i)(7) as pertaining solely to the Company's ordinary business operations.

4. Conclusion

Based on the foregoing analysis, the Company believes that it may properly omit the Proposal and Supporting Statement from its 2010 Proxy Materials in reliance on Rule 14a-8(i)(7).

III. CONCLUSION

For the reasons discussed above, the Company believes that it may properly omit the Proposal and Supporting Statement from its 2010 Proxy Materials in reliance on Rule 14a-8. As such, we respectfully request that the Staff concur with the Company's view and not recommend enforcement action to the Commission if the Company omits the Proposal and Supporting Statement from its 2010 Proxy Materials. If we can be of further assistance in this matter, please do not hesitate to contact me at (202) 383-5418.

Sincerely,



Martin P. Dunn
of O'Melveny & Myers LLP

Attachments

cc: Joel R. Skillern
Executive Director
Community Reinvestment Association of North Carolina

Anthony Horan, Esq.
Corporate Secretary
JPMorgan Chase & Co.

EXHIBIT A



Community Reinvestment Association of North Carolina

November 30, 2009

Anthony Jo Horan
Secretary
Investor Relations
JP Morgan Chase &co.
270 Park Avenue
New York, NY 10017-2070

Dear Mr. Horan,

Please accept the enclosed shareholder resolution for inclusion on the 2010 proxy for consideration by the shareholders for the 2010 annual meeting.

The Community Reinvestment Association of North Carolina as the lead filer in cooperation with the Neighborhood Economic Development Advocacy Project as co-filer is submitting the resolution. Both agencies are shareholders of at least $2,000 of stock in JP Morgan Chase held continuously for a minimum of the previous 12 months.

I look forward to your correspondence.

Sincerely,

Joel R Skillern
Executive Director

P.O. Box 1929
110 East Geer Street
Durham, NC 27701

(919) 667-1557 Phone
(919) 667-1558 Fax
www.cra-nc.org

The Community Reinvestment Association of North Carolina and the Neighborhood Economic Development Advocacy Project respectfully submit the following shareholder resolution.

Whereas:

JP Morgan Chase in partnership with thousands of independent tax preparers provides short-term consumer loans to taxpayers in the form of refund anticipation loans (RALS). RALS are short-term, high cost, loans issued to consumers for their expected federal tax refund. Data suggests that RAL providers target low-income individuals and particularly recipients of the Earned Income Tax Credit with this product. Though they are the least able to afford the costs, 73% of consumers who took out RALS were low-income.

We believe there is an appropriate role for short-term consumer loans in the marketplace when such lending is done responsibly.

However we believe that the RALS offered by JP Morgan Chase do not constitute responsible lending because JP Morgan Chase charges APR interest rates of 77% when including an additional refund accounting fee for establishing a temporary bank account. These high cost loans are for only 10-14 days in term. They provide little economic value to borrowers and thus these loans are predatory.

This category of loans has been subject to successful lawsuits for false and deceptive lending practices by tax preparers who market the loans. In 2009, the FDIC issued a cease and desist order to Republic Bank, a competitor bank providing RALS because it exercised inadequate control over partner tax preparer agencies. RALS are a contributing factor to the financial woes of Pacific Capital Bank another RAL provider. Given the experience of competitors, it is clear that RALs provide a higher level of regulatory and reputational risk for JP Morgan Chase.

RESOLVED:

Shareholders request that the Board of Directors implement a policy mandating that the Company cease its current practice of issuing Refund Anticipation Loans.



COMMUNITY
REINVESTMENT
ASSOCIATION
OF
NORTH CAROLINA

November 30, 2009

To Whom It May Concern:

The Community Reinvestment Association of NC (CRA-NC) has held in excess of $2000 of JP Morgan Chase stock for well over 3 years as evidenced by the enclosed Charles Schwab account statements dating back to April of 2006.

Thank you.

Joel R. Skillern
Executive Director

10 EAST GEER STREET
DURHAM, NC 27701

(919) 667-1557 PHONE
(919) 667-1558 FAX
WWW.CRA-NC.ORG



Neighborhood Economic Development Advocacy Project

73 Spring Street, Suite 506, New York, NY 10012
Tel: (212) 680-5100 Fax: (212) 680-5104
www.nedap.org

November 30, 2009

Anthony Jo Horan
Secretary
Investor Relations
JP Morgan Chase & Co.
270 Park Avenue
New York, NY 10017-2070

Dear Mr. Horan,

The Neighborhood Economic Development Advocacy Project (NEDAP) is a shareholder in JP Morgan Chase of a minimum of $2,000 in stocks held continuously for the previous 12 months. (See attached.) Our agency is a co-filer with the Community Reinvestment Association of North Carolina for the enclosed shareholder resolution, for inclusion on the 2010 Proxy Statement, petitioning JP Morgan Chase to end its refund anticipation loan practices.

Thank you very much.

Sincerely,



Josh Zinner
Co-Director

JPMORGAN CHASE & CO.

Anthony J. Horan
Corporate Secretary
Office of the Secretary

December 2, 2009

VIA OVERNIGHT DELIVERY
Mr. Joel Skillern
Executive Director
Community Reinvestment Association of North Carolina
110 East Geer Street
Durham, NC 27701

Dear Mr. Skillern:

I am writing on behalf of JPMorgan Chase & Co. (JPMorgan), which received on December 1, 2009, from the Community Reinvestment Association of North Carolina (Association) a shareholder proposal for consideration at JPMorgan's 2010 Annual Meeting of Shareholders (Proposal). The Proposal requests that the company cease issuing Refund Anticipation Loans.

The Association's Proposal contains certain procedural deficiencies, as set forth below, which Securities and Exchange Commission (SEC) regulations require us to bring to your attention.

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that each shareholder proponent must submit sufficient proof that he has continuously held at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the Proposal for at least one year as of the date the shareholder Proposal was submitted. JPMorgan's stock records do not indicate that the Association is the record owner of sufficient shares to satisfy this requirement and we did not receive proof from the Association that it has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to JPMorgan.

To remedy this defect, you must submit sufficient proof of the Association's ownership of JPM shares. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of the Association's shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, it continuously held the requisite number of JPM shares for at least one year; or

- if it has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting its ownership of JPM shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that it continuously held the required number of shares for the one-year period.

In addition, under Rule 14a-8(b), a shareholder must provide the company with a written statement that he intends to continue to hold the shares through the date of the shareholders' meeting at which the proposal will be voted on by the shareholders. In order to correct this procedural defect, you must submit a written statement that the Association intends to continue holding the shares through the date of the Company's 2009 Annual Meeting of Shareholders.

The rules of the SEC require that a response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at 270 Park Avenue, 38th Floor, New York NY 10017. Alternatively, you may transmit any response by facsimile to me at 212-270-4240. For your reference, please find enclosed a copy of SEC Rule 14a-8.

If you have any questions with respect to the foregoing, please contact me.

Sincerely,



Enclosure: Rule 14a-8 of the Securities Exchange Act of 1934

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph(i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph(i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election:* If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph(i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

JPMorgan Chase & Co.

Anthony J. Horan
Corporate Secretary
Office of the Secretary

December 2, 2009

VIA OVERNIGHT DELIVERY
Mr. Josh Zinner
Neighborhood Economic Development Advocacy Project
73 Spring Street – Suite 506
New York NY 10012

Dear Mr. Zinner:

I am writing on behalf of JPMorgan Chase & Co. (JPMorgan), which received on December 1, 2009, from the Neighborhood Economic Development Advocacy Project (NEDAP) a shareholder proposal for consideration at JPMorgan's 2010 Annual Meeting of Shareholders (Proposal). The Proposal requests that the company cease issuing Refund Anticipation Loans.

The NEDAP's Proposal contains certain procedural deficiencies, as set forth below, which Securities and Exchange Commission (SEC) regulations require us to bring to your attention.

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that each shareholder proponent must submit sufficient proof that he has continuously held at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the Proposal for at least one year as of the date the shareholder Proposal was submitted. JPMorgan's stock records do not indicate that the NEDAP is the record owner of sufficient shares to satisfy this requirement and we did not receive proof from the NEDAP that it has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to JPMorgan.

To remedy this defect, you must submit sufficient proof of the NEDAP's ownership of JPMorgan shares. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of the NEDAP's shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, it continuously held the requisite number of JPMorgan shares for at least one year; or

- if it has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting its ownership of JPMorgan shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that it continuously held the required number of shares for the one-year period.

In addition, under Rule 14a-8(b), a shareholder must provide the company with a written statement that he intends to continue to hold the shares through the date of the shareholders' meeting at which the proposal will be voted on by the shareholders. In order to correct this procedural defect, you must submit a written statement that the NEDAP intends to continue holding the shares through the date of JPMorgan's 2009 Annual Meeting of Shareholders.

The rules of the SEC require that a response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at 270 Park Avenue, 38th Floor, New York NY 10017. Alternatively, you may transmit any response by facsimile to me at 212-270-4240. For your reference, please find enclosed a copy of SEC Rule 14a-8.

If you have any questions with respect to the foregoing, please contact me.

Sincerely,



Enclosure: Rule 14a-8 of the Securities Exchange Act of 1934

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph(i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph(i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election:* If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph(i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

FAX

COMMUNITY REINVESTMENT ASSOCIATION OF NORTH CAROLINA (CRA-NC)
POST OFFICE BOX 1929 • DURHAM, NC 27702 • (919) 667-1557 (PH) • (919) 667-1558 (FAX) • WWW.CRA-NC.ORG

DATE: Dec 14, 2009

TO: Anthony Horan

FAX: 212 270 4240

PHONE:

FROM: Joel R Skillern

FAX: 919 667-1558

PHONE: 919 667-1557

PAGES: 3 inc cover

RE:

CC:

COMMENTS: addendums to shareholder proposal per request

 URGENT

 PLEASE COMMENT

 PLEASE REVIEW

 FOR YOUR RECORDS





COMMUNITY REINVESTMENT ASSOCIATION OF NORTH CAROLINA

December 14, 2009

Anthony J. Horan
Corporate Secretary
Office of the Secretary
JP MORGAN CHASE & CO.
270 Park Avenue, 38th Floor
New York, NY 10017

Dear Mr. Horan:

Please find enclosed documentation from Charles Schwab "record holder" of the Community Reinvestment Association of NC's (CRA-NC) stock shares, that as of the date of the Proposal was submitted, CRA-NC continuously held in excess of $2000 of JP Morgan Chase stock for at least a year. Further, CRA-NC intends to continue to hold the shares through the date of the shareholder's meeting at which the proposal will be voted on by the shareholders.

Thank you.

Joel R. Skillern
Executive Director

110 East Geer Street
Durham, NC 27701

(919) 667-1557 Phone
(919) 667-1558 Fax
www.cra-nc.org

charles SCHWAB

December 7, 2009

Account #: ****-*734
Questions: (877) 567-1918 Extn 30868

Andrea Manson, Stella Adams, Community Reinvestment Assoc.
Joel Skillern
P.O. Box 1929
Durham, NC 27702

Dear Andrea Manson, Stella Adams, Community Reinvestment Assoc. and Joel Skillern,

We are writing a response to your recent request. The client has held JPMorgn Chase & Co. (symbol JPM) from November 30, 2008 through November 30, 2009. Client held at least $2,000.00 market value between the above period.

Thank you for investing with Schwab. We appreciate your business and look forward to serving you in the future. If you have any questions or if we can help in any other way, please call me or any Client Service Specialist at (877) 567-1918 Extn 30868, Monday through Friday, 8:30 a.m. to 8:00 p.m. ET.

Sincerely,

Kristi Smith

Kristi Smith
Service Operation Specialist
P.O. Box 52114
Phoenix, AZ 85072
(877) 567-1918 Extn 30868



Neighborhood Economic Development Advocacy Project

176 Grand Street, Suite 300, New York, NY 10013
Tel: (212) 680-5100 Fax: (212) 680-5104
www.nedap.org

FAX TRANSMISSION

To: Anthony Horan, Corporate Secretary

Fax #: 212-270-4240

From: Josh Zinner

Re: Dec. 1, 2009 Shareholder Proposal

Date: 12/17/09

Total # of pages: 2 **(including cover page):**



Neighborhood Economic Development Advocacy Project
176 Grand Street, Suite 300, New York, NY 10013
Tel: (212) 680-5100 Fax: (212) 680-5104
www.nedap.org

December 16, 2009

VIA: Facsimile and US Mail
Mr. Anthony Horan
Corporate Secretary
JP Morgan Chase & Co
270 Park Avenue
New York, NY 10017

Dear Mr. Horan:

The Neighborhood Economic Development Advocacy Project (NEDAP) withdraws our co-sponsorship of the shareholder resolution submitted by the Community Reinvestment Association of North Carolina (CRA-NC) and NEDAP on December 1, 2009 because the value of our shares dropped below $2,000 in March 2009. CRA-NC will remain the sponsor of the resolution.

Sincerely,



Josh Zinner, Co-Director